82-5198

CENTER TELECOM

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Degtiarny per., 6/2, Moscow, GSP-3, 125993, Russia Phone: +7(095) 209-33-25. Fax: +7 (095) 209-30-07. E-mail: info@centertelecom.ru

ref.№ 03-14/255 date 26.09.05 pages incl. cover

[redacted]

05011706

Securities and Exchange Commissi
Office of International Finance,
Corporate Finance Division
450 Fifth Street, N.W.
Washington, D.C.20549, U.S.A.

SUPPL

Dear Sirs,

Pursuant to the Deposit Agreement of September 4, 2001 as revised and amended on December 10, 2001 JSC CenterTelecom submits to the US Securities and Exchange Commission the following public reports and documents required by the Russian Law or otherwise under Rule 12g3-2(b) in accordance with the Exchange Act of 1934.

Attachments:

1. Notice of material fact «Information on the dates to meet the Issuer's obligations towards holders of its securities», «Information on the earned and (or) paid out income on the Issuer's securities» (four pieces);
2. Notice of material fact «Information about events resulting in one-time increase (decrease) of net profit or net loss of the Issuer by more than 10 percent»;
3. Notice of trade organizer on equity market determination;
4. Company news: Results of financial and economic activities of the Company in H1 2005;
5. Quarterly report of OJSC «CenterTelecom» for Q2 2005;
6. Charter of OJSC «CenterTelecom» (the fifth edition);
7. Consolidated financial statement of OJSC «CenterTelecom» for 2004 (IAS).

Yours sincerely,

R. Amaryan
General Director
JSC «CenterTelecom»

PROCESSED
OCT 19 2005
THOMSON FINANCIAL

10/18

82-5193

OAO CenterTelecom

Consolidated Financial Statements

Year ended December 31, 2004

With Report of Independent Auditors

OAO CenterTelecom

Consolidated Financial Statements

Year ended December 31, 2004

Contents

ERNST & YOUNG

- CISC Ernst & Young Vneshaudit
Sadovnicheskaya Nab., 77, bld. 1
Moscow, 115035, Russia
Tel.: 7 (095) 705-9700
7 (095) 755-9700
Fax: 7 (095) 755-9701
www.ey.com/russia

- ЗАО "Эрнст энд Янг Внешаудит"
Россия, 115035, Москва
Садовническая наб., 77, стр. 1
Тел.: 7 (095) 705-9700
7 (095) 755-9700
Факс: 7 (095) 755-9701
ОКПО: 00139790

Independent Auditors' Report

To the Shareholders and Board of Directors of OAO CenterTelecom

1. We have audited the accompanying consolidated balance sheet of OAO CenterTelecom (a Russian open joint-stock company – hereinafter "the Company"), as at December 31, 2004 and the related consolidated statements of operations, cash flows and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of OAO Russian Telecommunications Network (a Russian open joint-stock company – hereinafter "RTS"), a wholly-owned subsidiary, which statements reflect total consolidated assets of 968,843 thousand Roubles as at December 31, 2004, total consolidated revenues of 699,172 thousand Roubles and consolidated pre-tax income of 70,599 thousand Roubles for the year then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for RTS, is based solely on the report of other auditors.

2. Except as discussed in paragraph 3, we conducted our audit in accordance with International Standards on Auditing issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

3. As described in Note 2 "Basis of Presentation of the Financial Statements" and Note 5 "Property, Plant and Equipment", the Company has transitioned to International Financial Reporting Standards (IFRS) at January 1, 2003 and applied an exemption in IFRS 1, First-time Adoption of International Financial Reporting Standards, which permits an entity to measure property, plant and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. However, we were not able to satisfy ourselves as to (i) whether the carrying amounts of property, plant and equipment as at January 1, 2003 are representative of fair value; (ii) resulting depreciation expense for the years presented and (iii) the respective deferred tax balances as at the reporting dates and deferred tax expense for the years presented.

Ernst & Young

4. As described in Note 2 "Basis of Presentation of the Financial Statements", the Company has not determined and presented its obligations existing under defined benefit plans in accordance with IAS 19, Employee Benefits. We were not able to quantify the respective adjustments to the financial statements for the years presented.

5. As described in Note 7 "Investments in Subsidiaries", the Company accounted for the purchase of subsidiaries based on historical cost of their net assets. The Company did not identify and estimate the fair value of the acquired assets and liabilities as required by IFRS 3, Business Combinations. We were not able to quantify the respective adjustments to the financial statements for the year ended December 31, 2004.

6. In our opinion, based on our audit and the report of other auditors, except for the effects on the financial statements of such adjustments, if any, which might have been determined to be necessary had we been able to satisfy ourselves to the matters referred to in paragraph 3 above, and except for the effects on the financial statements of the matters referred to in paragraphs 4 and 5 above, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OAO CenterTelecom as at December 31, 2004 and the consolidated results of operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards.

Ernst & Young Vneshaudit

September 19, 2005

OAO CenterTelecom

Consolidated Balance Sheet at December 31, 2004

(in thousands of Russian Roubles)

	Notes	December 31, 2004	December 31, 2003
ASSETS			
Non-current assets			
Property, plant and equipment	5	**30,000,961**	24,314,535
Intangible assets	6	**3,328,070**	1,045,017
Investments in associates and joint ventures	8	**15,927**	30,721
Available-for-sale financial assets		**13,662**	8,358
Other financial assets	9	**323,626**	209,311
Long-term advances given	10	**1,056,076**	659,308
		34,738,322	26,267,250
Current assets			
Inventories	11	**577,518**	543,198
Trade receivables	12	**1,936,643**	1,668,768
Other current assets	13	**2,369,709**	1,668,232
Cash and cash equivalents	14	**1,417,214**	1,052,589
		6,301,084	4,932,787
TOTAL ASSETS		**41,039,406**	31,200,037
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Preference shares	15	**304,840**	304,840
Ordinary shares	15	**914,526**	914,526
Net unrealized gains		**4,517**	2,624
Retained earnings		**11,340,893**	12,606,161
		12,564,776	13,828,151
Minority interest	16	**23,974**	358
Non-current liabilities			
Long-term borrowings	17	**12,972,648**	6,959,174
Finance lease obligations	18	**1,775,171**	1,167,947
Long term taxes payable		**24,346**	25,545
Deferred revenue		**617,789**	628,487
Deferred income tax liabilities	26	**122,849**	527,176
Other non-current liabilities		**13,254**	18,098
		15,526,057	9,326,427
Current liabilities			
Trade and other payables	19	**3,176,723**	1,747,874
Payables to Rostelecom	31	**191,544**	219,152
Taxes payable	20	**1,395,882**	1,024,537
Dividends payable		**15,241**	15,323
Short-term borrowings	17	**4,572,646**	3,419,649
Current portion of long-term borrowings	17	**2,900,072**	1,105,797
Current portion of finance lease obligations	18	**672,491**	512,769
		12,924,599	8,045,101
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**41,039,406**	31,200,037

General Director __________ R.A. Amanan Chief Accountant __________ R.P. Konstantinova

The accompanying notes form an integral part of these consolidated financial statements

OAO CenterTelecom

Consolidated Statement of Operations

For the year ended December 31, 2004

(in thousands of Russian Roubles, except per share amounts)

	Notes	2004	2003
Revenues	22	26,047,204	21,316,738
Operating expenses			
Wages, salaries, other employee benefits and payroll taxes		(9,413,121)	(7,580,068)
Depreciation and amortization	5, 6	(4,243,359)	(3,665,988)
Gain (loss) on disposal of property, plant, and equipment		1,150	(94,706)
Materials, repairs and maintenance, utilities		(2,499,688)	(2,053,886)
Taxes other than income tax		(627,418)	(446,159)
Interconnection charges		(4,048,930)	(2,635,649)
Provision for impairment of receivables	12	(831,322)	(801,968)
Other operating expenses	23	(3,471,798)	(2,274,102)
Total operating expenses		(25,134,486)	(19,552,526)
Operating profit		912,718	1,764,212
Share in profit (loss) of associates and joint ventures		2,282	(750)
Finance cost, net	24	(2,032,987)	(1,279,714)
Gain (loss) from investments	25	274,243	(25,097)
Foreign exchange gain (loss), net		59,845	(89,082)
Profit (loss) before income tax and minority interest		(783,899)	369,569
Income tax expense	26	(126,069)	(133,150)
Profit (loss) before minority interest		(909,968)	236,419
Minority interest	16	(8,003)	17,212
Net profit (loss)		(917,971)	253,631
Basic and diluted earnings (loss) per share (Russian Roubles)	27	(0.44)	0.12

General Director R.A. Amarian

Chief Accountant R.P. Konstantinova

The accompanying notes form an integral part of these consolidated financial statements

OAO CenterTelecom

Consolidated Cash Flow Statement

For the year ended December 31, 2004

(in thousands of Russian Roubles)

	Notes	2004	2003
Cash flows from operating activities			
Profit (loss) before income tax and minority interest		(783,899)	369,569
Adjustments for:			
Depreciation and amortization	5, 6	4,243,359	3,665,988
(Gain) loss on disposal of property, plant and equipment		(1,150)	94,706
Provision for impairment of receivables	12	831,322	801,968
Share in profit (loss) of associates and joint ventures		(2,282)	750
(Gain) loss from investments	25	(274,243)	25,097
Finance cost, net	24	2,032,987	1,279,714
Foreign exchange (gain) loss, net		(59,845)	89,082
Recovery of provision for deferred income tax assets		(614)	-
Operating profit before working capital changes		**5,985,635**	**6,326,874**
Increase in trade receivables		(951,472)	(1,240,023)
Increase in other current assets		(676,413)	(381,491)
(Increase) decrease in inventories		(28,848)	8,069
Decrease in trade and other payables		(93,159)	(125,734)
Increase in taxes payable		169,205	226,688
Cash flows generated from operations		**4,404,948**	**4,814,383**
Interest paid		(1,949,908)	(1,170,969)
Income taxes paid		(313,866)	(809,924)
Net cash flows from operating activities		**2,141,174**	**2,833,490**
Cash flows from investing activities			
Purchase of property, plant and equipment		(6,996,281)	(5,488,709)
Purchase of intangible assets		(74,459)	(52,337)
Purchase of Oracle E-Business Suite software		(180,235)	(919,517)
Proceeds from disposal of property, plant and equipment		90,060	4,484
Acquisition of subsidiaries, net of cash acquired		(1,372,349)	-
Disposal of subsidiaries, net of cash disposed		116,731	-
Acquisition of associates		(2,815)	-
Proceeds from disposal of associates		125,717	-
Purchase and disposal of investments available-for- sale and other financial assets		(30,969)	(2,365)
Interest received		62,639	4,864
Dividends received from associates/available-for-sale investments		79	4,469
Net cash flows used in investing activities		**(8,261,882)**	**(6,449,111)**

OAO CenterTelecom

Consolidated Statement of Cash Flows

For the year ended December 31, 2004

(in thousands of Russian Roubles)

	Notes	2004	2003
Cash flows from financing activities			
Proceeds from promissory notes issued		2,389,405	535,906
Repayment of promissory notes		(1,041,512)	-
Proceeds from borrowings		7,441,833	8,954,077
Repayment of borrowings		(6,327,741)	(5,092,283)
Proceeds from bonds issued		6,818,478	2,000,000
Repayment of bonds		(1,284,820)	(600,000)
Repayment of finance lease obligations		(650,277)	(277,850)
Repayment of vendor financing obligations		(508,280)	(882,566)
Repayment of (proceeds from) other non-current liabilities		(3,984)	730
Dividends paid		(347,769)	(275,753)
Net cash flows from financing activities		**6,485,333**	**4,362,261**
Effects of exchange rate changes on cash and cash equivalents		-	(1,342)
Net increase in cash and cash equivalents		364,625	745,298
Cash and cash equivalents at 1 January		1,052,589	307,291
Cash and cash equivalents at 31 December		1,417,214	1,052,589
Non-monetary transactions:			
Property, plant and equipment acquired on credit terms		1,470,674	442,414
Property, plant and equipment acquired under finance lease agreements		1,413,383	1,169,376
Amdocs software acquired through vendor financing		884,920	-
Property, plant and equipment received free-of-charge		22,758	85,104

General Director
R.A. Amarian

Chief Accountant
R.P. Konstantinova

The accompanying notes form an integral part of these consolidated financial statements

OAO CenterTelecom

Consolidated Statement of Changes in Shareholders' Equity

For the year ended December 31, 2004

(in thousands of Russian Roubles)

	Notes	Share Capital: Preference shares	Share Capital: Ordinary shares	Retained earnings	Net unrealised gain	Total
At December 31, 2002		[illegible]0[illegible], 40	9[illegible]456	262[illegible]	-	[illegible]3,[illegible]3[illegible],[illegible]9
Net profit		-	-	23[illegible]1	-	[illegible]5[illegible]3
Change in the fair value of available-for-sale financial assets		-	-	-	264	[illegible]2
Dividends	8	-	-	(6[illegible],[illegible])	-	([illegible]00)
At December 31, 2003		0[illegible]40	9456	266[illegible]	254	13,2[illegible]5
Net loss		-	-	[illegible]7,[illegible]7)	-	([illegible]91
Change in the fair value of available-for-sale financial assets		-	-	-	183	[illegible]
Dividends	8	-	-	(4[illegible])	-	[illegible]3[illegible]27
At December 31, 2004		0[illegible]40	9456	13[illegible]0,[illegible]	457	1[illegible],6[illegible]

General Director
R[illegible]

Chief Accountant
R.P. [illegible]

The accompanying notes form an integral part of these consolidated financial statements.

(in thousands of Russian Roubles)

1. General Information

Authorization of Accounts

The consolidated financial statements of OAO CenterTelecom and its subsidiaries – (hereinafter "the Company") for the year ended December 31, 2004 were authorized for issue by the General Director and Chief Accountant of the Company on September 19, 2005.

The Company

The Company's principal activity is providing telephone services (including local, long-distance and international calls), telegraph, data transfer services, rent of channels and wireless communication services on the territory of Central Federal District of the Russian Federation.

OAO Svyazinvest, a federal holding company controlled by the Russian Federation, owns 50.69% of the Company's ordinary shares as of December 31, 2004.

The number of employees in the Company as of December 31, 2004 was 67,432 persons (2003 – 71,289).

The parent Company is an open joint stock company incorporated in accordance with the laws of the Russian Federation. Information on the Company's main subsidiaries is disclosed in Note 7.

The registered office of the Company is Russia, Moscow region, city of Khimki, Proletarskaya st. 23.

Tariff Setting

Under the Russian legislation, the Company is considered a monopolist for fixed line telecommunication services. As a result, tariffs charged by the Company are set by federal authorities. Tariffs charged to the Company by OAO Rostelecom (the primary provider of domestic long distance and international telecommunication services in the Russian Federation, which is controlled by OAO Svyazinvest) are also subject to state regulation, thus creating a cross-subsidization mechanism.

Liquidity and Going Concern

As of December 31, 2004, the Company's current liabilities exceeded its current assets by approximately 6,623,515 (2003 - 3,112,314). As a result, there may be some doubt about the Company's ability to attract further financing and to pay its existing debts as they fall due.

To date the Company has significantly relied upon short-term and long-term financing to fund the improvement of its telecommunication network. This financing has historically been provided through bank loans, bonds, vendor financing, and finance lease.

Through 2005 the Company anticipates funding from a) cash generated from operations; b) financing from domestic lending institutions. Management also expects to continue to be able to delay payment for certain operating costs to manage its working capital requirements if necessary.

If needed, management believes that certain projects may be deferred or curtailed in order to fund the Company's current operating needs.

The accompanying financial statements have been presented on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or any other adjustments that might result if the Company was either unable to continue as a going concern or if the Company was to dispose of assets outside the normal course of its operating plan.

(in thousands of Russian Roubles)

2. Basis of Presentation of the Financial Statements

Basis of Preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS").

The Company has transitioned to IFRS at the beginning of the earliest period presented in these financial statements (January 1, 2003) using the provisions of IFRS 1, "First-time Adoption of International Financial Reporting Standards", which is effective for periods starting on or after January 1, 2004. IFRS 1 applies to first-time adopters of IFRS including companies that previously applied some, but not all IFRS, and disclosed this fact in its most recent financial statements. The Company's previous financial statements disclosed that management made certain estimates and assumptions to present the carrying value of fixed assets which did not comply with historical cost as defined by IAS 16, "Property, plant, and equipment".

The Company has applied an exemption permitted by IFRS 1 which allows an entity to measure property, plant, and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost.

Management estimates that the carrying value of all of the Company's property, plant and equipment is broadly comparable to their fair values. However, management intends to engage an independent appraiser to support these fair values and as a result, the reported carrying amount of property, plant and equipment may be adjusted.

The Company has also applied the exemption permitted by IFRS 1 which allows an entity to recognize all cumulative actuarial gains and losses at the date of transition even if the corridor approach is used for latter actuarial gains and losses.

Further the Company did not apply the provision of IAS 19 "Employee benefits" and as such did not account for defined benefit obligations. However the Company has engaged an actuary to assess the pension obligation and as a result, the defined benefit obligation will be recorded in subsequent periods.

Accounting for the Effect of Inflation

Prior to January 1, 2003 the characteristics of the economic environment of the Russian Federation indicated the existence of hyperinflation. Non-monetary assets and liabilities acquired prior to December 31, 2002, and share capital transactions occurring before December 31, 2002, have been restated in accordance with IAS 29 "Financial Reporting in Hyperinflationary Economies" by applying the relevant conversion factors to the historical cost through December 31, 2002.

Management Estimates

The preparation of financial statements requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates with regard to those financial statements relate to the valuation and useful lives of fixed assets, deferred taxation and accounts receivable provision, as discussed in Notes 5, 12 and 26.

(in thousands of Russian Roubles)

2. Basis of Presentation of Financial Statement (continued)

Reconciliation of Equity and Net Profit Reported under Previous GAAP and under IRFS

Shareholders' equity and net income are reconciled between previous Generally Accepted Accounting Principles (GAAP) and IFRS as follows:

	Shareholders' equity as at December 31, 2003	Net profit (loss) for the year ended December 31, 2003	Shareholders' equity as at January 1, 2003
Previous GAAP as reported:	**13,105,393**	**158,059**	**13,246,536**
Accrual of dividends to the holders of preference shares	41,826	-	-
Discounting of interest free loans, net of tax	59,559	(4,379)	63,938
Consolidation of ZAO Sotovaia Svyaz Chernozemia	(34,672)	(34,672)	-
Capitalization of interest expenses, net of tax	49,300	49,300	-
Accrual of expenses related to 2003, but recognized in 2004, net of tax	68,098	68,098	-
Accrual of expenses related to 2002, but recognized in 2003, net of tax	-	33,608	(33,608)
Recognition of fixed assets as a result of physical inspection in 2004, net of tax	414,988	(60,892)	475,880
Correction of error made under previous GAAP: settlements with Rostelecom, net of tax	111,931	37,989	73,942
Previous GAAP as restated:	**13,816,423**	**247,111**	**13,826,688**
Goodwill amortization	11,728	6,520	5,208
International Financial Reporting Standards	**13,828,151**	**253,631**	**13,831,896**

Certain inconsequential reclassifications have been made to the 2003 financial statements, for them to conform to the 2004 presentation.

3. Summary of Significant Accounting Policies

3.1 Basis of Consolidation

Subsidiaries, which are those entities in which the Company has an interest of more than one half of the voting rights, or otherwise has power to exercise control over its operations, are consolidated. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Company.

3. Summary of Significant Accounting Policies (continued)

3.1 Basis of Consolidation (continued)

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The excess of purchase consideration over the fair value of the Company's share of identifiable net assets is recorded as goodwill. If the cost of the acquisition is less than the fair value of the Company's share of identifiable net assets of the subsidiary acquired the difference is recognized directly in the statement of operations.

Minority interest is the interest in subsidiaries not held by the Company. Minority interest at the balance sheet date represents the minority shareholders' portion of fair value of the identifiable assets and liabilities of the subsidiary at the acquisition date, and the minorities' portion of movements in equity since the date of the combination. Minority interest is presented separately from liabilities and shareholders' equity.

Losses allocated to minority interest do not exceed the minority interest in the equity of the subsidiary unless there is a binding obligation of the minority to fund the losses. All such losses are allocated to the Company.

IFRS 3 "Business Combinations" applies only to business combinations, such as the acquisition of a subsidiary, whereby the acquirer has obtained control over the business. However, the standard is silent on how later exchange transactions should be accounted for, such as the acquisition of some or all of the minority interest in a subsidiary. The Company does not remeasure the assets and liabilities of the subsidiary to reflect their fair values at the date of the transaction. The difference between the cost of the additional interest in the subsidiary and the minority interest's share of the assets and liabilities is recognized directly in retained earnings in the statement of changes in shareholders' equity at the date of the acquisition of the minority interest.

3.2 Investments in Associates

Associates are entities in which the Company generally has between 20% and 50% of the voting rights, or is otherwise able to exercise significant influence, but which it does not control or jointly control. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost including goodwill. Subsequent changes in the carrying value reflect the post acquisition changes in the Company's share of net assets of the associate. The Company's share of its associates' profits or losses is recognised in the statement of operations and its share of movements in reserves is recognised in equity. However, when the Company's share of losses in an associate equals or exceeds its interest in the associate the Company does not recognise further losses, unless the Company is obligated to make further payments to, or on behalf of, the associate.

Unrealised gains on transactions between the Company and its associated undertakings are eliminated to the extent of the Company's interest in the associated undertakings; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

3.3 Interest in joint venture

The Company recognises its interest in a jointly controlled entity using the equity method.

3. Summary of Significant Accounting Policies (continued)

3.4 Investments

The Company classified its investments into the following categories: held-to-maturity and available-for-sale. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale; these are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

All purchases and sales of investments are recognised on the settlement date, which is the date that the investment is delivered to or by the Company. All investments are initially recognised at cost, being the fair value of the consideration given and including transaction costs. Available-for-sale investments are subsequently carried at fair value, whilst held-to-maturity investments are carried at amortised cost using the effective yield method. Realised and unrealised gains and losses arising from changes in fair value of available-for-sale investments are recognised directly in equity until investments are sold, collected or otherwise disposed of, or until they are determined to be impaired. Upon disposal, cumulative gains or losses previously recognised as a component of equity, are included in the statement of operations.

For investments that are actively traded in organised financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date. For investments where there is no quoted market price, fair value is determined by reference to the current market value of another instrument which is substantially the same or is calculated based on the expected cash flows of the underlying net asset base of the investment.

3.5 Foreign Currency Translation

The functional and presentation currency of the Company is the Russian Rouble, which is the national currency of the Russian Federation. Transactions in foreign currencies are initially recorded in the functional currency at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All resulting differences are taken to the consolidated statement of operations. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction.

Assets and liabilities settled in Rubles but denominated in foreign currencies are recorded in the Company's consolidated financial statements using the same principles as for assets and liabilities denominated in foreign currencies.

3.6 Property, Plant and Equipment

Property, plant and equipment are stated at purchase or construction cost less accumulated depreciation and any impairment in value. For the property, plant and equipment acquired prior to January 1, 2003, fair values as at January 1, 2003 have been used as deemed cost (refer to Note 2) in accordance with the exemption provided in IFRS 1.

Depreciation is calculated on a straight-line basis. The depreciation periods, which approximate the estimated useful economic lives of the respective assets, are as follows:

3. Summary of Significant Accounting Policies (continued)

3.6 Property, Plant and Equipment (continued)

Buildings	50 years
Constructions	20 years
Analog switches	15 years
Digital switches	15 years
Other telecommunication equipment	15 years
Transportation equipment	5 years
Computers, office and other equipment	4-5 years
Land	not depreciated

For the purposes of disclosure, property, plant and equipment are aggregated into the following groups:

Land, buildings and constructions;
Switches and transmission devices;
Construction in progress and equipment for installation;
Other assets, in which computers, vehicles and other equipment are included.

The period of validity of the Company's operating licenses is significantly shorter than the useful lives used for depreciation of the cost of property, plant and equipment. Management believes that the operating licenses will be renewed without significant cost, which would allow the Company to realize the cost of its property, plant and equipment through normal operations.

Repair and maintenance expenditure is expensed as incurred. Major renewals and improvements are capitalised and the assets replaced are retired. Gains and losses arising from the retirement of property, plant and equipment are included in the statement of operations as incurred.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the year the item is derecognised.

Borrowing costs that are directly attributable to the acquisition, construction or production of qualifying property, plant and equipment items are capitalised as part of the cost of these items. All other borrowing costs are recognised as an expense when incurred.

IAS 36 "Impairment of Assets" requires that the recoverable amount of an asset, including property, plant and equipment, should be estimated whenever there is an indication that the assets may be impaired.

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognised in the statement of operations.

3. Summary of Significant Accounting Policies (continued)

3.7 Goodwill

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill on an acquisition of a subsidiary is included in intangible assets. Goodwill on an acquisition of an associate is included in the investments in associates. Goodwill is not amortized but is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that carrying amount may be impaired. As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies.

Impairment is determined by assessing the recoverable amount of the cash-generating unit, to which the goodwill relates. Where recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a cash generating unit and part of the operation within that unit are disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

3.8 Intangible Assets

Intangible assets acquired separately are capitalized at cost and from a business acquisition are capitalized at fair value as at the date of acquisition. Following initial recognition, the cost model is applied to the class of intangible assets. Intangible assets created within the business are not capitalized and expenditure is charged against profits in the year in which the expenditure is incurred.

Licenses and software are depreciated on a straight-line basis over the estimated useful life equal to the term of license or of the right to use the software. Useful life of other intangible assets is five years.

At each reporting date, the Company assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the carrying amount of any intangible asset, is assessed and, when impaired, the asset is written down immediately to its recoverable amount.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

3.9 Recoverable Amount of Non-current Assets

At each reporting date, the Company assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Company makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount. Recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

3. Summary of Significant Accounting Policies (continued)

3.10 Inventories

Inventories are valued at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

Cost of inventory is determined on the weighted average basis.

3.11 Trade and Other Receivables

Trade and other receivables are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable.

Accounts that are individually significant are assessed for uncollectability and recognized individually. Upon which, uncollectability is measured and recognized on a portfolio basis for accounts of similar customers that are not individually identified as doubtfully recoverable.

The amount of the provision is recognised in the statement of operations.

3.12 Value-Added Tax

The tax authorities permit the settlement of sales and purchases value added tax (VAT) on a net basis.

Value added tax recoverable

VAT recoverable relates to purchases which have not been settled at the balance sheet date. VAT recoverable is reclaimable against sales VAT upon payment for the purchases.

Value added tax payable

Value added tax payable represents VAT related to sales which is payable to tax authorities upon collection of receivables from customers net of VAT on purchases which have been settled at the balance sheet date. In addition, VAT related to sales which have not been settled at the balance sheet date (VAT deferred) is also included in VAT payable. Where provision has been made for impairment of receivables, impairment loss is recorded for the gross amount of the debtor, including VAT. The related VAT deferred liability is maintained until the debtor is written off for tax purposes.

3.13 Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and in the Company's bank accounts, as well as cash deposits and short-term investments with original maturities of three months or less.

For the purpose of the consolidated cash-flow statement, cash and cash equivalents consist of cash and cash equivalents as described above.

3. Summary of Significant Accounting Policies (continued)

3.14 Borrowings

All loans and borrowings are initially recognized at cost, being the fair value of the consideration received net of issue costs associated with the borrowing.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognized in net profit or loss when the liabilities are derecognized or impaired, as well as through the amortization process

3.15 Leases

Finance leases, which transfer to the Company substantially all the risks and rewards incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalized leased assets are depreciated using the straight-line method over the estimated useful life of the asset like other fixed assets within the same class, with consideration of the contractual terms under which the assets can be used.

Leases where the lessor retains substantially all the risks and rewards of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the statement of operations on a straight-line basis over the lease term.

3.16 Pensions and Other Post-Employment Benefits

Unified social tax

Social contributions are made through a unified social tax (UST) calculated by the Company by the application of a regressive rate (from 35.6% to approximately 26%) to the annual gross remuneration of each employee. The Company allocates the UST to three social funds (state pension fund, social and medical insurance funds), where the rate of contributions to the pension fund vary from 28% to 14% depending on the annual gross salary of each employee.

The Company's contributions relating to the UST are expensed in the year to which they relate.

Other pension plans and post-employment benefits

Under collective bargaining agreements and internal regulations on additional pension benefits, the Company also provides benefits for its employees by using post-employment benefit plans. The majority of the Company's employees are eligible to participate under such post-employment benefit plans based upon a number of factors, including years of service, age, and compensation.

Post-employment benefit plans include defined contribution plans and defined benefit plans.

3. Summary of Significant Accounting Policies (continued)

3.16 Pensions and Other Post-Employment Benefits (continued)

Defined contribution plan is a post-employment benefit plan under which the Company's obligation is limited solely to the amount of a contribution it agrees to pay into a fund. In this case all actuarial and investment risks will be borne by employees. The Company recognizes contributions under a defined contribution plan in the period to which they are attributable.

Under defined benefit plans, the Company's obligation is to provide the agreed benefits to current and former employees. In this case actuarial and investment risks fall on the Company.

3.17 Deferred Income Taxes

Deferred tax assets and liabilities are calculated in respect of temporary differences using the liability method. Deferred income taxes are provided for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes, except where the deferred income tax arises from the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates that have been enacted (or substantively enacted) at the balance sheet date.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax relating to items recognised directly in equity is recognised in equity and not in the income statement.

3.18 Provisions

Provisions are recognised when the Company has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Company expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

3. Summary of Significant Accounting Policies (continued)

3.19 Shareholders' Equity

Share capital

Ordinary shares and non-redeemable preference shares with discretionary dividends are both classified as equity.

Dividends

Dividends are recognised as a liability and deducted from equity at the balance sheet date only if they are declared before or on the balance sheet date. Dividends are disclosed when they are proposed before the balance sheet date or proposed or declared after the balance sheet date but before the financial statements are authorized for issue.

3.20 Revenue

Revenue is recognized to the extent that it is probable that economic benefits will flow to the Company and the revenue can be reliably measured.

The Company categorizes the revenue sources in thirteen major categories:

1. Long distance telephone services - domestic;
2. Long distance telephone services - international;
3. Local telephone services;
4. Installation and connecting fees;
5. Documentary services;
6. Mobile telecommunication services;
7. Radio and TV broadcasting;
8. Data transfer and telematic services;
9. "New services";
10. Rent of telecommunication channels;
11. Services for national telephone operators;
12. Other telecommunication services;
13. Other revenue.

Long distance telephone services (domestic and international)

Revenues from long distance telephone services depend on time of call, duration of call, destination of call, type of service used, subscriber category and the applied tariff plan. The Company charges long distance fees on a per-minute basis. The Company recognizes revenues related to the long distance services in the period when the services are rendered.

Local telephone services

Revenue from the local telephone services depends on the duration of the telephone connections and subscription fee, while time driven billing scheme is applied. If fixed payment scheme is applied then revenue depends on the subscription fee only. The Company recognizes revenues related to the monthly network fees for local services in the period the service is provided to the subscriber.

3. Summary of Significant Accounting Policies (continued)

3.20 Revenue (continued)

Installation and connecting fees

Installation and connection fees for indefinite period contracts are paid by a combination of a fixed cash amount and by the contribution of fixed assets consist of cable and duct, commonly referred to as the "last mile". Revenue received in the form of cash is recognized when the installation and connection are complete. For installation and connection fees paid in the form of fixed assets, revenue is deferred and recognized into income on the same basis that the fixed assets are depreciated.

Documentary services

Revenues from documentary (telegraph) services comprise fees for telegram transmissions and other wire line data transmission services. The Company recognizes revenues related to telegraph services in the period when the services are rendered.

Mobile telecommunication services

Major revenues from cellular services arise from airtime services including local, intercity long distance and international long distance calls, subscription fees, value added services, outbound and inbound roaming. The Company recognizes revenues related to mobile telecommunications services in the period when the services are rendered.

Radio and TV broadcasting

The Company maintains a wireline radio broadcasting network. The revenues comprise monthly fees from subscribers and installation fees for wireline radio sets. The Company recognizes the revenues related to radio broadcasting in the period when the services are rendered.

Data transfer and telematic services

The Company recognizes revenues related to data transfer and telematic services in the period when the services are rendered.

"New services"

Major revenues from "new services" include internet services, ISDN, IP-telephony, intelligent network services. The Company recognizes revenues related to "new services" in the period when the services are rendered.

Rent of telephone channels

Major revenues are recognized from the following services: rent of digital and analogue intercity, local and telegraph channels. The Company recognizes revenues from the rent of channels in the period when the services are rendered.

Services for national operators

Revenue from national service providers includes two different groups.

3. Summary of Significant Accounting Policies (continued)

3.20 Revenue (continued)

First group of revenues represents services rendered to OAO Rostelecom for termination of long-distance traffic of its operator-partners in the network of the Company.

In 2003 Ministry of Russian Federation for antimonopoly policy and entrepreneurial support (MAP) has conducted reform of the settlements system of OAO Svyazinvest companies with OAO Rostelecom for transit of intercity long-distance traffic. Before August 1, 2003 revenue calculation has been based on the integral settlement rate (ISR), multiplied by the total number of minute-distances (transfer of 1 minute of traffic over the 50 kilometer interval of OAO Rostelecom's network) during the period.

ISR has been calculated as a sum of linear settlement rates between zones and a difference between inbound and outbound termination settlement rates of the regional companies. The rate has been calculated and agreed by the MAP once per year according to traffic statistics of previous year, thus it has not reflected real economical benefits and costs related to changes of the incoming and outgoing structure of the traffic in the current settlement period.

In August 2003 new and more transparent inter-operators settlement system for intercity traffic has been introduced. New system separates payments of regional operators for the transfer of intercity traffic over the OAO Rostelecom network and termination of the traffic in the zone, where outgoing intercity call of own subscriber reaches its destination, and payments for the termination of the incoming intercity traffic from other operators in the own network of the Company.

Calculation of the costs for the transit of intercity traffic is based on the new settlement rate, that is equal to a sum of linear settlement rate multiplied by the number of 50 kilometer intervals between zonal termination settlement rate for the zone where the call is terminated. Revenue calculation for the transit of intercity traffic from OAO Rostelecom to the customers of OAO Svyazinvest regional companies is based on the termination settlement rates. New rates have been defined by the order of the MAP dated July 4, 2003.

Second group of revenues from national operators represents services rendered to interconnected telecom operators that transfer local, intercity and international traffic of their customers via the Company's network.

Major revenues are recognized from the services for transit of local, intercity and international traffic. Further, the Company generates revenue from interconnection to the network (one time fees), rent of channels, rent of equipment, data transfer and Internet services.

The Company recognizes revenues from national operators in the period when the services are rendered.

Other telecommunication services

Other telecommunication services primarily consist of revenues received by public switched telephone network (PSTN) stations from the rent of direct lines and local junctions, as well as subscription fees for wired-radio outlets. The Company recognizes revenues related to other telecommunication services in the period when the services are rendered.

Other revenue

Other revenues primarily consist of revenues received from manufacturing of the telecommunication equipment and its technical support, transportation services, recreation services and sale of products and services provided by auxiliary units.

3.21 Commitments

A commitment is a binding agreement for the exchange of a specified quantity of resources at a specified price on a specified future date or dates.

Significant commitments are disclosed.

Assets to be acquired and liabilities to be incurred as a result of the Company's commitment to purchase or sell goods or services are not recognized until at least one of the parties has performed under the agreement such that it either is entitled to receive an asset or is obligated to disburse an asset.

3.22 Contingencies

Contingent liabilities are not recognised in the financial statements as it is not probable that a liability will need to be settled or the outcome is dependant on a future event. They are disclosed in the accompanying notes unless the possibility of an outflow of resources embodying economic benefit is remote.

Contingent assets are not recognised in the financial statement but disclosed when an inflow of economic benefits is probable.

3.23 IFRS 3 "Business Combinations", IAS 36 "Impairment of Assets" and IAS 38 "Intangible Assets"

The company has chosen an early adoption of IFRS 3, IAS 36 and IAS 38 with provisions of these standards to be applied to business combinations for which the agreement date was on or after January 1, 2003.

4. Segment Information

The Company operates in one industry, mainly the provision of wireline telecommunication services, on the territory of Central Federal District of the Russian Federation. The Company's structure is based on territorial units, which service the corresponding parts of the Company's network. The Company's management considers that the Company operates in one geographical and business segment, and evaluates performance and makes investment and strategic decisions based upon a review of profitability for the Company as a whole.

(in thousands of Russian Roubles)

5. Property, Plant and Equipment

	Land, buildings and constructions	Switches and transmission devices	Construction in progress and equipment for installation	Vehicles and other	Total
Cost					
At December 31, 2003	10,230,722	11,927,712	2,006,371	3,235,442	27,400,247
Additions	-	-	9,692,238	-	9,692,238
Acquisition of subsidiaries	-	820,559	13,107	103,710	937,376
Disposals	(59,614)	(204,803)	(6,395)	(76,628)	(347,440)
Disposal of subsidiaries	(50,378)	(26,487)	(2,558)	(10,380)	(89,803)
Transfers	3,370,500	3,982,101	(8,228,329)	875,728	-
At December 31, 2004	**13,491,230**	**16,499,082**	**3,474,434**	**4,127,872**	**37,592,618**
Accumulated depreciation					
At December 31, 2003	(953,770)	(1,939,059)	-	(192,883)	(3,085,712)
Charge for the year	(1,208,835)	(2,556,092)	-	(446,869)	(4,211,796)
Acquisition of subsidiaries	-	(582,178)	-	(64,191)	(646,369)
Disposals	49,099	158,021	-	60,963	268,083
Disposal of subsidiaries	48,683	26,335	-	9,119	84,137
At December 31, 2004	**(2,064,823)**	**(4,892,973)**	-	**(633,861)**	**(7,591,657)**
Net book value as at December 31, 2004	**11,426,407**	**11,606,109**	**3,474,434**	**3,494,011**	**30,000,961**

	Land, buildings and constructions	Switches and transmission devices	Construction in progress and equipment for installation	Vehicles and other	Total
Cost					
At December 31, 2002	8,883,960	7,866,706	1,851,373	2,579,779	21,181,818
Additions	-	-	6,852,333	-	6,852,333
Disposals	(161,789)	(350,698)	(3,319)	(118,098)	(633,904)
Transfers	1,508,551	4,411,704	(6,694,016)	773,761	-
At December 31, 2003	**10,230,722**	**11,927,712**	**2,006,371**	**3,235,442**	**27,400,247**
Accumulated depreciation					
At December 31, 2002	-	-	-	-	-
Charge for the year	(1,094,047)	(2,234,402)	-	(306,177)	(3,634,626)
Disposals	140,277	295,343	-	113,294	548,914
At December 31, 2003	**(953,770)**	**(1,939,059)**	-	**(192,883)**	**(3,085,712)**
Net book value as at December 31, 2003	**9,276,952**	**9,988,653**	**2,006,371**	**3,042,559**	**24,314,535**

The Company has applied an permitted by IFRS 1 which allows an entity to measure property, plant, and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. Management estimates that the carrying value of all of the Company's property, plant and equipment is broadly comparable to their fair values. However, management has engaged an independent appraiser to support these fair values and as a result, the reported carrying amount of property, plant and equipment may be adjusted.

(in thousands of Russian Roubles)

5. Property, Plant and Equipment (continued)

The carrying value of plant and equipment held under finance leases at December 31, 2004 is 3,387,850 (2003 – 2,013,181). Leased assets are pledged as security for the related finance lease obligations (see Note 18).

The carrying value of property, plant and equipment which were received through vendor financing in 2004, amounted to 213,319 (2003 – 442,414).

In 2004 the Company increased construction in progress by the amount of capitalized interest totaling 364,281 (2003 – 186,368). Capitalization rate in 2004 was 12.55% (2003 – 12.49%).

At December 31, 2004 bank borrowings are secured by properties to the value of 6,553,289 (2003 – 4,667,431) (see Note 17).

6. Intangible Assets

	Goodwill	Licenses	Software	Total
Cost				
At December 31, 2003	29,319	14,224	1,041,078	1,084,621
Additions	-	2,778	1,136,690	1,139,468
Acquisition of subsidiaries	1,177,744	-	454	1,178,198
At December 31, 2004	**1,207,063**	**17,002**	**2,178,222**	**3,402,287**
Accumulated amortization				
At December 31, 2003	-	(2,347)	(37,257)	(39,604)
Charge for the year	-	(3,123)	(31,278)	(34,401)
Acquisition of subsidiaries	-	-	(212)	(212)
At December 31, 2004	-	**(5,470)**	**(68,747)**	**(74,217)**
Net book value at December 31, 2004	**1,207,063**	**11,532**	**2,109,475**	**3,328,070**

	Goodwill	Licenses	Software	Total
Cost				
At December 31, 2002	**29,319**	**3,816**	**80,617**	**113,752**
Additions	-	10,408	961,517	971,925
Disposals	-	-	(1,056)	(1,056)
At December 31, 2003	**29,319**	**14,224**	**1,041,078**	**1,084,621**
Accumulated amortization				
At December 31, 2002	-	(291)	(12,777)	(13,068)
Charge for the year	-	(2,056)	(25,464)	(27,520)
Disposals	-	-	984	984
At December 31, 2003	-	**(2,347)**	**(37,257)**	**(39,604)**
Net book value at December 31, 2003	**29,319**	**11,877**	**1,003,821**	**1,045,017**

Goodwill arose on the acquisition of OAO RTS and OAO Aerocom (see Note 7).

(in thousands of Russian Roubles)

6. Intangible Assets (continued)

As of December 31, 2004 software includes Oracle E-business Suite software with a net book value of 1,099,752 (2003 – 919,517), including 180,235 of expenses for implementation (2003 – nil). In accordance with the supply contract, the Company has been provided with non-exclusive licenses for 18,049 users of E-business Suite 2003 Professional among other license applications.

The Company shall amortize the value of this software starting from the date of its implementation, proportionally to the quantity of licenses used, over useful life of the licenses. Until then the Company shall annually test this software for impairment. Full implementation of Oracle E-Business Suite software is expected by 2005 - 2008.

As of December 31, 2004 software also includes payments for Amdocs Billing Suite software with a net book value of 884,920 (2003 – nil). This software was purchased for the purpose of implementation of unified automated settlements system.

Amdocs Billing Suite software was supplied in December 2004 by OOO IBM Eastern Europe/Asia in exchange for 18 promissory notes issued by the Company in the amount of 1,093,751. Repayment of promissory notes issued is expected to be exercised by June 1, 2006 (see Note 17).

The Company shall start amortizing this asset starting from the date of software implementation proportionally to the cost of implemented modules. Until then the Company shall annually test this software for impairment. Full implementation of the unified automated settlements system is expected by 2009-2010.

Based on the results of the annual impairment test, the Company's management believes that the carrying values of intangible assets are recoverable as of December 31, 2004 and 2003.

7. Investments in Subsidiaries

The consolidated financial statements include the assets, liabilities and financial results of OAO CenterTelecom and its subsidiaries listed below:

Subsidiary	Main Activity	Ownership, %		Voting Shares, %	
		2004	2003	2004	2003
ZAO VladimirTeleservice	Communication services	100%	50%	100%	50%
OOO Mobilcom	Communication services	100%	100%	100%	100%
OOO Teleport Ivanovo	Communication services	100%	100%	100%	100%
OOO Telecom Terminal	Repair and maintenance services	100%	100%	100%	100%
OOO Telecom stroy	Construction services	100%	100%	100%	100%
OAO RTS	Communication services	100%	-	100%	-
RTN (UK) Limited[1], UK	Communication services	100%	-	100%	-
RTN-Leasing[1], Gibraltar	Communication services	100%	-	100%	-
Alarini Enterprises Limited[1],	Communication	100%	-	100%	-

[1] Owned by OAO RTS which was acquired by the Company in March 2004.

(in thousands of Russian Roubles)

Subsidiary	Main Activity	Ownership, %		Voting Shares, %	
		2004	2003	2004	2003
Cyprus	services				
Real Plus Construction[1], Cayman Islands	Communication services	100%	-	100%	-
OOO Ortes[1]	Communication services	100%	-	100%	-
ZAO Restel[1]	Communication services	100%	-	100%	-
OOO Rosnet Neva[1]	Communication services	100%	-	100%	-
ZAO Rosnet International[1]	Communication services	99%	-	99%	-
OAO Aerocom	Communication services	99.6%	-	99.6%	-
OOO Tver Telecom	Communication services	85%	26%	85%	26%
ZAO CenterTelecomService of Moscow Region	Communication services	76%	51%	76%	51%
OOO VladPage	Communication services	75%	75%	75%	75%
ZAO CenterTelecomService	Communication services	74.9%	74.9%	74.9%	74.9%
OOO Svyaz-Service-Irga	Repair and maintenance services	70%	70%	70%	70%
OOO Vladimirskiy Taxophone	Communication services	51%	51%	51%	51%
ZAO Telecom of Ryazan Region	Communication services	50.9%	50.9%	50.9%	50.9%
ZAO TeleRossVoronezh[2]	Communication services	50%	50%	50%	50%
ZAO Sotovaia Svyaz Chernozemia	Communication services	-	45%	-	60%

All subsidiaries, except for specifically mentioned otherwise, are Russian legal entities registered in accordance with Russian legislation. All subsidiaries have the same financial year as the Company.

Acquisition of OAO Rossiyskaya Telecommunicationnaya Set (RTS)

In March 2004 the Company acquired 100% of ordinary voting shares of OAO RTS. The main business activity of OAO RTS represents data transfer services on the territory of Russian Federation.

The purchase price amounted to 845,122. Costs directly attributable to the acquisition amounted to 15,509. The fair value of identifiable assets, liabilities and contingent liabilities of OAO RTS approximated the book values.

[2] Control obtained due to the majority in the Board of Directors.

(in thousands of Russian Roubles)

7. Investments in Subsidiaries (Continued)

The financial results of OAO RTS were included in the consolidated financial statements since April 1, 2004. The fair value of identifiable assets and liabilities of OAO RTS as at the date of acquisition are as follows:

Cash paid	845,122
Costs directly attributable to the acquisition	15,509
Total consideration	**860,631**
Fair value of identifiable assets and liabilities:	
Property, plant and equipment	249,282
Long-term investments	8,319
Accounts receivable	82,921
Cash and cash equivalents	10,975
Other current assets	40,268
Current liabilities	(205,652)
Deferred tax liability	(3,149)
Other long-term liabilities	(289)
Total net assets	**182,675**
Share in acquired net assets	100%
Value of share in net identifiable assets	182,675
Goodwill	**677,956**

The cash outflow on the acquisition of OAO RTS is as follows:

Net cash acquired with the acquisition	10,975
Total consideration	(860,631)
Net cash outflow	**(849,656)**

As the result of the acquisition of OAO RTS the Company acquired additional 25% of shares held by OAO RTS in the Company's subsidiary ZAO CenterTelecomService of Moscow Region. The Company's ownership in ZAO CenterTelecomService of Moscow Region increased from 51% to 76% of ordinary voting shares. This transaction represents the purchase of minority interest from minority shareholders for the total amount of 8,312.

(in thousands of Russian Roubles)

7. Investments in Subsidiaries (Continued)

Acquisition of OAO Aerocom

In March 2004 the Company acquired 99.62% of ordinary voting shares of OAO Aerocom. OAO Aerocom operates as a provider of communications services on the territory of Russian Federation.

The purchase price amounted to 484,220. Costs directly attributable to the acquisition amounted to 7,927. The fair value of identifiable assets, liabilities and contingent liabilities of OAO Aerocom approximated the book values.

The financial results of OAO Aerocom are included in the consolidated financial statements since April 1, 2004. The fair value of identifiable assets and liabilities of OAO Aerocom as at the date of acquisition are as follows:

Cash paid	484,220
Costs directly attributable to the acquisition	7,927
Total consideration	**492,147**
Fair value of identifiable assets and liabilities:	
Property, plant and equipment	22,473
Intangible assets	267
Accounts receivable	44,502
Cash and cash equivalents	395
Other current assets	4,975
Current liabilities	(80,282)
Total net liabilities	**(7,670)**
Share in acquired net liabilities	99.62%
Value of share in net identifiable liabilities	(7,641)
Goodwill	**499,788**

The cash outflow on the acquisition of OAO Aerocom is as follows:

Net cash acquired with the acquisition	395
Total consideration	(492,147)
Net cash outflow	**(491,752)**

(in thousands of Russian Roubles)

7. Investments in Subsidiaries (Continued)

Acquisition of OOO Tver Telecom

In October 2004 the Company obtained control over OOO Tver Telecom by increasing its share of ownership from 26% to 85%. The fair value of identifiable assets, liabilities and contingent liabilities of OOO Tver Telecom approximated the book values.

The purchase price amounted to 17,182. Costs directly attributable to the acquisition amounted to 15.

The financial results of OOO Tver Telecom are included in the consolidated financial statements since October 1, 2004. The fair value of identifiable assets and liabilities of OOO Tver Telecom as at the date of acquisition are as follows:

Cash paid	17,182
Costs directly attributable to the acquisition	15
Total consideration	**17,197**
Fair value of identifiable assets and liabilities	
Property, plant and equipment	20,581
Long-term investments	3,118
Accounts receivable	16,913
Cash and cash equivalents	604
Other current assets	2,295
Current liabilities	(22,606)
Total net assets	**20,905**
Share in acquired net assets	59%
Value of share in net identifiable assets	12,334
Goodwill	**4,863**

The cash outflow on the acquisition of OOO Tver Telecom is as follows:

Net cash acquired with the acquisition	604
Total consideration	(17,197)
Net cash outflow	**(16,593)**

As a result of the acquisition of 59% additional interest in OOO Tver Telecom the Company reclassified its investments in OOO Tver Telecom from investments in associates to investments in subsidiaries as of December 31, 2004.

Other acquisitions and disposals of subsidiaries

In 2004 the Company increased its ownership in ZAO Vladimir Teleservice from 50% to 100% by acquiring additional 50% of its ordinary voting shares. This transaction represents the purchase of minority interest from minority shareholders for the total amount of 2,112.

In 2004 investments in ZAO SvyazProekt (53% ownership) were written-off due to its bankruptcy. There was no resulting loss on this write-off in 2004 because in 2003 corresponding impairment provision was created for the total amount of the investment of 21,701.

(in thousands of Russian Roubles)

7. Investments in Subsidiaries (Continued)

During 2004 the following disposals of shares of Subsidiaries occurred:

Subsidiary	Main Activity	Carrying value of net assets disposed	Proceeds from sale, net of transaction expenses	Gain on disposal of subsidiaries	Disposal of share in equity on the date of transaction, %
ZAO Sotovaia Svyaz Chernozemia	Communication services (NMT-450)	(34 634)	116 731	151 365	45
Total		**(34 634)**	**116 731**	**151 365**	

8. Investments in Associates and Joint Ventures

Investments in associates and joint ventures at December 31, 2004 and 2003 include:

Associate	Main activity	2004 Voting shares	2004 Carrying value	2003 Voting shares	2003 Carrying value
Joint activity	Cellular services	30%	14,579	30%	14,579
ZAO SK Kostars	Insurance services	28%	2,815	-	-
OAO Telecommunication company Rinfotels	Communication services	26%	1,348	26%	1,291
OOO Tver Telecom (see Note 7)	Communication services	-	-	26%	6,556
OAO Gazenergobank	Banking services	-	-	25%	8,264
ZAO Radiopaging	Communication services	-	-	30%	4,848
OAO Trunksvyaz	Communication services	-	-	25%	31
ZAO Smolenskaya Sotovaya Svyaz	Cellular services	40%	-	40%	-
ZAO Belgorodskaya Sotovaya Svyaz	Cellular services	30%	-	30%	-
ZAO Bryanskie Sotovye Seti	Cellular services	-	-	34%	-
ZAO Ryazanskaya Sotovaya Svyaz	Cellular services	-	-	40%	-
ZAO Kaluzhskaya Sotovaya Svyaz	Cellular services	-	-	42%	-
ZAO Tverskaya Sotovaya Svyaz	Cellular services	-	-	40%	-
OAO Rating	Communication services	-	-	25%	-
Impairment provision		-	(2,815)	-	(4,848)
Total			**15,927**		**30,721**

All the above companies are Russian legal entities registered in accordance with Russian legislation, and have the same financial year as the Company.

In 2004 the Company did not recognize its share in net loss of ZAO Smolenskaya Sotovaya Svyaz and ZAO Belgorodskaya Sotovaya Svyaz in the amount of 16,958 and 20,536, respectively. As of December 31, 2004 the Company's share in accumulated loss of associated ZAO Smolenskaya Sotovaya Svyaz and ZAO Belgorodskaya Sotovaya Svyaz amounted to 59,581 (2003 – 24,819). In accordance with IAS 28 "Accounting for Investments in Associates" the Company reduced the carrying value of the associates to zero in cases when the Company's share in accumulated loss exceeded the cost of the respective investment.

(in thousands of Russian Roubles)

8. Investments in Associates and Joint Ventures (continued)

Joint activity

The Company has a 30% interest in a joint venture with OOO Topsnabinvest and OOO Bowling-Center, which is involved in the creation, development and commercial service of CDMA standard radiotelephony in Ivanovo. The joint venture agreement concluded on November 29, 2002, is valid for 8 years.

The Company's share of the assets, liabilities, revenue and expenses of the joint venture, which are included in the consolidated financial statements under equity method, are as follows at December 31, 2004 and 2003 and for the years then ended:

	2004	**2003**
Non-current assets	**41,911**	45,466
Current assets	**17,039**	20,700
Current liabilities	**(10,354)**	(17,570)
Total net assets	**48,596**	**48,596**
Company's share in net assets	**14,579**	**14,579**
Revenue	**19,209**	22,067
Operating expenses	**(10,616)**	(8,503)
Other income	**36**	-
Net profit	**8,629**	**13,564**
Company's share in net income	**2,589**	**4,070**

Acquisition of interest in ZAO SK Kostars

On December 30, 2004 the Company acquired a 28% interest in ZAO SK Kostars, an insurance company, and obtained significant influence over it. Accordingly, the share of the Company in its results of operations and financial position has been recorded since December 31, 2004.

The purchase price amounted to 2,800. Costs directly attributable to the acquisition amounted to 15. The investment was initially recorded at cost for the total amount of consideration given 2,815. However, due to the fact that Federal Agency of Insurance Supervision had filed a cassation concerning invalidation of decree "On withdrawal of an insurance license" in a part of withdrawal of ZAO SK Kostars's insurance license, the decision was made to create an impairment reserve for the total amount of investment in ZAO SK Kostars.

(in thousands of Russian Roubles)

8. Investments in Associates and Joint Ventures (continued)

Disposals of associates

During 2004 the following disposals of shares in associates occurred:

Name	Main activity	Carrying value of investment	Proceeds from sale, net of transaction expenses	Gain/(loss) on disposal of associate	Disposal of share in equity on the date of transaction, %
ZAO Bryanskie Sotovye Seti	Cellular services	-	42,913	42,913	34%
ZAO Ryazanskaya Sotovaya Svyaz	Cellular services	-	40,665	40,665	40%
ZAO Kaluzhskaya Sotovaya Svyaz	Cellular services	-	28,369	28,369	42%
ZAO Tverskaya Sotovaya Svyaz	Cellular services	-	15,040	15,040	40%
OAO Gazenergobank	Banking services	8,992	7,687	(1,305)	25%
OAO Rating	Communication services	-	36	36	29%
Total		**8,992**	**134,710**	**125,718**	

Gains and losses arising on disposal of associates are included into "Gain (loss) from investments" in Consolidated Statement of Operations (see Note 25).

On April 30, 2004 investments in ZAO Radiopaging (30% ownership) were written-off due to its bankruptcy. There was no resulting loss on this write-off in 2004 because in 2003 corresponding impairment provision was created for the total amount of the investment of 4,848.

Movement in investments

Movement in investments in associates and Joint Ventures for the years ended December 31, 2004 and 2003 is presented below:

	2004	2003
Investments in associates and joint ventures at January 1	**30,721**	**36,107**
Acquisition of ZAO SK Kostars	2,815	-
Share of loss net of income tax and dividends received	(367)	(5,015)
Additional purchase of shares of OOO Tver Telecom	(5,435)	-
Disposal of associates	(8,992)	(9)
Impairment provision	(2,815)	(362)
Investments in associates and joint ventures at December 31	**15,927**	**30,721**

(in thousands of Russian Roubles)

9. Other Financial Assets

As of December 31, 2004 and 2003, other financial assets included:

	2004	2003
Long-term VAT receivable	**299,130**	172,368
Long-term investments held-to-maturity	**163**	163
Long-term accounts receivable	**22**	3,603
Long-term loans given	**24,311**	33,177
Total	**323,626**	209,311

As of December 31, 2004 and 2003 long-term loans given are composed of interest-free loans given to the employees of the Company.

10. Long-Term Advances Given

As of December 31, 2004 and 2003 advances to suppliers of equipment comprised the following:

	2004	2003
Advances for purchase of property and equipment	**1,056,076**	659,308
Total	**1,056,076**	659,308

11. Inventories

Inventories at December 31, 2004 and 2003 included the following:

	2004	2003
Cable, materials and spare parts for telecommunications equipment	**551,029**	512,523
Finished goods and goods for resale	**21,692**	21,358
Other inventories	**4,797**	9,317
Total	**577,518**	543,198

12. Trade Receivables

Trade receivables as of December 31, 2004 and 2003 comprised the following:

	2004	2003
Trade receivables – telecommunication services	**3,777,524**	2,858,918
Trade receivables – other	**152,865**	57,395
Provision for impairment of receivables	**(1,993,746)**	(1,247,545)
Total	**1,936,643**	1,668,768

The Company identified accounts receivable by the following major customer groups:

	2004	2003
Corporate customers	**733,442**	502,918
Residential customers	**1,090,091**	1,047,794
Governmental customers	**2,106,856**	1,365,601
Total	**3,930,389**	2,916,313

(in thousands of Russian Roubles)

12. Trade Receivables (continued)

The Company invoices its governmental and corporate customers on a monthly basis. For residential customers, the Company sends monthly payment requests and substantially relies upon these customers to remit payments based on the received payment requests. All customer payments are based upon tariffs, denominated in rubles, in effect at the time the calls are made. In certain cases the Company managed to collect penalties for payment delays and to enforce reimbursement in arbitration court.

Article 47 of the Federal Law "On Telecommunications" No. 126-FZ dated July 7, 2003 will be effective starting from 2005, which changes rules on granting privileges to residential customers for services rendered by telecommunication companies. Starting from January 2005 telecommunication customers with the right to privileges are obliged to pay for telecommunication services in full with the subsequent compensation of their expenses by budget funds of respective levels. However, in 2005 state budget does not provide for financing of the remaining debt of social security organizations to compensate expenses related to granting privileges to certain category of subscribers in the previous periods.

As of December 31, 2004 debt of social security organizations with regard to compensation of expenses related to granting privileges to certain category of subscribers amounted to 52.4% of total accounts receivable (2003 – 43.5%).

In 2004 the Company enforced by legal action from federal budget to cover stated accounts receivable of 53,627. In December 2004 based on assessment of probability of judicial recovery of accounts receivable related to compensation due from social security organizations, the Company has accrued provision for impairment of receivables of 1,712,281 (2003 - 1,008,709) representing 88% (2003 – 86%) of total receivables from social security organizations as of December 31, 2004.

The following summarizes the changes in the provision for impairment of trade receivables:

	2004	2003
Balance at January 1	**(1,247,545)**	(558,887)
Increase in provision for the year	**(831,322)**	(801,968)
Acquisition of subsidiaries	**(11,961)**	-
Trade receivables written-off	**97,082**	113,310
Balance at December 31	**(1,993,746)**	(1,247,545)

13. Other Current Assets

As of December 31, 2004 and 2003 other current assets comprised the following:

	2004	2003
VAT receivable	**1,269,407**	880,863
Prepaid income tax	**220,824**	238,349
Prepayments and advance payments	**206,130**	195,521
Deferred expenses	**202,625**	206,023
Deposit for the purchase of long-term investments	**143,939**	-
Receivables from sales of property, plant and equipment	**11,965**	4,544
Other prepaid taxes	**28,941**	21,389
Short-term loans given	**28,924**	-
Settlements with personnel	**10,783**	11,084
Other receivables and current assets	**246,171**	110,459
Total	**2,369,709**	1,668,232

(in thousands of Russian Roubles)

13. Other Current Assets (continued)

Subsequent to December 31, 2004 the deposit made for the purchase of long-term investments was returned to the Company.

14. Cash and Cash Equivalents

As of December 31, 2004 and 2003 cash and cash equivalents comprised the following:

	2004	2003
Cash at bank and on hand	**1,416,586**	1,028,494
Short-term deposits with original maturities of three months or less	**628**	23,940
Other cash equivalents	**-**	155
Total	**1,417,214**	1,052,589

As of December 31, 2003 the loan from ZAO KB Guta-bank was guaranteed by the restricted cash balance in ZAO KB Guta-bank in the amount of 225,000. This loan was fully repaid in 2004.

15. Share Capital

As at December 31, 2004 and 2003 the authorised number of ordinary and preference shares are 1,578,006,833 and 525,992,822 respectively. All authorised shares have been issued and fully paid.

Type of shares	Number of outstanding shares (thousands)	Par value per one share (Roubles)	Total par value	Carrying value
Ordinary	1,578,007	0.3	473,402	304,840
Preferred	525,993	0.3	157,798	914,526
Total	**2,104,000**		**631,200**	**1,219,366**

The ordinary shareholders, which represent 75% of the share capital, are entitled to one vote per share. Class A preference shares, which represent 25% of the share capital, give the holders the right to participate in general shareholders' meetings without voting rights except in instances where decisions are made in relation to re-organisation and liquidation of the Company, and where changes and amendments to the Company's charter, which restrict the rights of preference shareholders, are proposed. The preference shares have no rights of redemption or conversion but carry non-cumulative dividends per share of 10% of Russian statutory accounting net income for the year.

Annual amount of dividends on class A preference shares may not be less than dividends on ordinary shares. As such, the preference shareholders share in earnings along with ordinary shareholders and thus the preference shares are considered participating shares for the purpose of the calculation of earnings per share. If the Company fails to pay dividends, or has no profits in any year, the preferred shareholders have the right to vote in the general shareholders' meeting. Shareholders of class A preference shares have a preference right to recover the par value of preference shares in liquidation.

In 2001 the Company signed a deposit agreement with JP Morgan Chase Bank regarding placement of Level 1 American Depositary Receipts (ADR). In accordance with the deposit agreement, each ADR represents 100 ordinary shares of the Company. As of December 31, 2004, ADRs represented 223,192,800 deposited ordinary shares, which constituted 1.4698% of total ordinary shares issued.

15. Share Capital (continued)

The Company's shareholding structure as of December 31, 2004 (in thousands of shares) was as follows:

	Ordinary shares		Preference shares	
		%		%
OAO Svyazinvest	799,868	51%	-	-
Other legal entities	667,102	42%	432,677	82%
Individuals	111,037	7%	93,316	18%
Total	**1,578,007**	**100%**	**525,993**	**100%**

16. Minority Interest

Movement of minority interest for the years ended December 31, 2004 and 2003 is as follows:

	2004	2003
Minority interest as of January 1	358	17,570
Purchase of minority interest in existing subsidiaries (see Note 7)	(10,424)	-
Minority interest in net assets of acquired subsidiaries	3,312	-
Minority interest in net assets of disposed subsidiaries	23,115	-
Minority interest in net income of subsidiaries	8,003	(17,212)
Dividends paid to minority shareholders of subsidiaries	(390)	-
Minority interest as of December 31	23,974	358

(in thousands of Russian Roubles)

17. Borrowings

As of December 31, 2004 and 2003 borrowings comprised the following:

	Effective interest rate	Maturity	2004	2003
Short-term borrowings				
Bank loans				
Bank loans (Roubles)	13.6%	2005	**1,717,165**	1,980,470
Bank loans (US Dollars)	7.2%	2005	**3,352**	97,784
Bank loans (Euro)	6.9%	overdue 2005	**370,284**	623,756
			2,090,801	2,702,010
Bonds				
Bonds (Roubles)	13.6%	2005	**373,475**	78,699
Vendor financing				
Vendor financing (Roubles)	18.3%	2005	**44,534**	32,084
Vendor financing (US Dollars)	3.2%	2005	**693,161**	44,419
Vendor financing (Euro)	7.3%	2005	**2,478**	26,531
			740,173	103,034
Promissory notes				
Promissory notes (Roubles)	12.8%	2005	**1,368,197**	535,906
Total short-term borrowings			4,572,646	3,419,649

(in thousands of Russian Roubles)

17. Borrowings (continued)

Long-term borrowings	Effective interest rate	Maturity	2004	2003
Bank loans				
Bank loans (Roubles)	14.2%	overdue 2005-2009	**5,516,386**	3,465,443
Bank loans (US Dollars)	7.4%	2005-2007	**338,092**	710,900
Bank loans (Euro)	7.4%	2005-2007	**485,599**	653,373
Bank loans (Japanese Yens)	4.8%	2005	**5,830**	16,302
			6,345,907	4,846,018
Bonds				
Bonds (Roubles)	13.6%	2005-2009	**8,092,787**	2,559,028
Vendor financing				
Vendor financing:				
Vendor financing (Roubles)	5.6%	2005-2010	**13,607**	4,905
Vendor financing (US Dollars)	5.8%	overdue 2005-2010	**405,249**	157,949
Vendor financing (Euro)	8.3%	overdue 2005-2007	**233,860**	385,828
			652,716	548,682
Promissory notes				
Promissory notes (Roubles)	12.9%	2006	**669,928**	-
Borrowings from related parties (OAO Svyazinvest, see Note 31)	16%	2005	**29,000**	33,015
Restructured connection fees from customers (Roubles)			**82,382**	78,228
Total long-term borrowings			**15,872,720**	8,064,971
Less: Current portion of long-term borrowings			**(2,900,072)**	(1,105,797)
Total long-term borrowings less current portion			**12,972,648**	6,959,174

As of December 31, 2004 short-term borrowings include interest payable in the amount of 486,605 (2003 – 419,333).

As of December 31, 2004 bank loans are guaranteed by collateral of property, plant and equipment amounting to 8,032,258 (2003 – 6,984,820).

(in thousands of Russian Roubles)

17. Borrowings (continued)

As of December 31, 2004, long-term borrowings had the following maturity schedule:

Maturity date	Bank loans	Bonds	Vendor financing	Promissory notes	Other	Total
Overdue	74,537	-	19,371	-	18	93,926
2005	2,007,506	600,000	159,008	-	29,000	2,795,514
2006	473,613	1,974,206	364,873	669,928	-	3,482,620
2007	387,216	-	84,304	-	2,554	474,074
2008	2,150,832	-	-	-	17,004	2,167,836
2009 and after	1,252,203	5,518,581	25,160	-	62,806	6,858,750
Total	**6,345,907**	**8,092,787**	**652,716**	**669,928**	**111,382**	**15,872,720**

As of December 31, 2003, long-term borrowings had the following maturity schedule:

Maturity date	Bank loans	Bonds	Vendor financing	Other	Total
Overdue	45,929	-	-	-	45,929
2004	768,433	-	333,349	4,015	1,105,797
2005	2,088,202	600,000	46,943	29,528	2,764,673
2006	512,054	1,959,028	41,541	3,018	2,515,641
2007	103,494	-	126,849	17,120	247,463
2008 and thereafter	1,327,906	-	-	57,562	1,385,468
Total	**4,846,018**	**2,559,028**	**548,682**	**111,243**	**8,064,971**

The carrying amounts of the Company's borrowings are denominated in the following currencies:

Currency	2004	2003
Russian Roubles	17,907,461	8,767,778
US dollars	1,439,854	1,011,052
Euros	1,092,221	1,689,488
Japanese yens	5,830	16,302
Total	**20,445,366**	**11,484,620**

The Company has not entered into any hedging arrangements in respect of its foreign currency obligations or interest rate exposures.

The most significant borrowings are presented below:

Short-term Loans

Bank Loans

Most of short-term borrowings denominated in Rubles represent bank loans received to finance working capital. Major part of loans is collateralized with telecommunications equipment.

(in thousands of Russian Roubles)

17. Borrowings (continued)

Sberbank

In 2004 the Company entered into short-term loan agreements with Sberbank. The loans mature in 2005. As of December 31, 2004 the outstanding liability under these agreements amounted to 409,777. Interest is accrued at 11-14% per annum. The loans are secured by property and equipment with collateral value of 468,194.

Alfa-Bank

In 2004 the Company entered into short-term loan agreements with Alfa-Bank. The loans mature in 2005. As of December 31, 2004 the outstanding liability under these agreements amounted to 572,823. Interest is accrued at 15% per annum. The loans are secured by property and equipment with collateral value of 426,715.

Trustbank

In 2004 the Company entered into short-term loan agreement with Trustbank. The loan matures in 2005. As of December 31, 2004 the outstanding liability under this agreement amounted to 502,103. Interest is accrued at 14-16% per annum. The loan is not secured.

Vnesheconombank

In 1995-1997 the Ministry of Finance (hereafter "the Ministry") granted the Company long-term financing for purchases of telecommunication equipment from various foreign vendors. Vnesheconombank has been acting as an agent of the Ministry on collection of payments from the company. The liability was initially denominated in Deutsche Marks (DM), and later in Euro after introduction of the Euro.

Following the crisis of 1998 and the significant increase of the exchange rate of DM to Ruble, repayments on these agreements were ceased. As a result, as of December 31, 2004 approximately 335,898 of payable (2003 - 373,133), including interest payable of 55,706 (2003 - 59,720) due to Vnesheconombank were overdue.

As of December 31, 2004 the outstanding short-term liability, including overdue amounts, under these agreements amounted to 369,242 (2003 – 439,170). Interest is accrued at Plafond C+2%. In 2004 the interest rate applied varied in the range of 6-7% per annum. The loan is not secured.

Rossiyskiy Bank Razvitiya (RBR)

In 2004 the Company entered into short-term loan agreement with RBR. The loan matures in 2005. As of December 31, 2004 the outstanding liability under this agreement amounted to 138,989. Interest is accrued at 12% per annum. The loan is not secured.

Promsvyazbank

In 2003-2004 the Company entered into short-term loan agreements with Promsvyazbank. The loans mature in 2005. As of December 31, 2004 the outstanding liability under these agreements amounted to 60,701. Interest is accrued at 12% per annum. The loans are secured by property and equipment with collateral value of 110,479.

(in thousands of Russian Roubles)

17. Borrowings (continued)

Vendor Financing

ZAO Sokol-ATS

In April 2003 the Company entered into agreement with ZAO Sokol-ATS, under which Sokol-ATS delivered telecommunication equipment to the Company. The agreement matures in 2005. As of December 31, 2004 the outstanding liability under these agreements amounted to 44,533. Interest is accrued at a weighted average interest rate on the Company interest bearing borrowings obtained in appropriate period.

OOO IBM East Europe/Asia

In 2004 the Company entered into software delivery agreement with OOO IBM East Europe/Asia. Under the agreement conditions the Company issued promissory notes and transferred it to OOO IBM East Europe/Asia as a payment guarantee. Part of the liability on promissory notes, which mature in 2005 and as of December 31, 2004 amounting to 692,699 is classified as short-term vendor financing liability. The outstanding amount under this agreement is denominated in US dollars. Interest is accrued at 5% per annum. The liability is not collateralized.

Promissory Notes

In 2004 the Company issued promissory notes at par value of 1,410,000 with the discount of 181,489 applied upon issue. The notes were purchased by ZAO RTC-Invest and OOO Brokerskaya kontora Severo-Zapadnyi Investicionnyi Center. Interest on the notes is accrued at 12.9 %. The liability on the promissory notes as of December 31, 2004 amounted to 1,349,299. The notes mature in 2005.

In 2003 the Company issued promissory notes at par value of 606,082. A discount of 76,569 was applied to the notes upon issue. The notes were purchased by OAO Vneshtorgbank and ZAO RTC-Invest. Interest on the notes was accrued at 14%. The notes matured in 2004.

(in thousands of Russian Roubles)

17. Borrowings (continued)

Long-term borrowings

Bank loans

Sberbank

In 2003-2004 the Company entered into long-term loan agreements with Sberbank. The loans mature in 2005-2009. As of December 31, 2004 the outstanding liability under these agreements amounted to 4,939,546, including liabilities maturing in 2005 amounted to 1,474,556. Interest is accrued at 12-15% per annum. The loans are secured by property and equipment with collateral value of 5,049,048.

Vnesheconombank

In 1995-1997 the Ministry provided long-term financing to the Company to purchase telecommunications equipment from various foreign vendors. Vnesheconombank acted as the Company's lending agent on behalf of the Ministry. Initially the agreement was denominated in DM. After transition to Euro, the loan was converted to Euro. As of December 31, 2004 the outstanding liability under these agreements amounted 260,161, including liabilities maturing in 2005 amounted to 167,841. The interest under this agreement is accrued at floating rate Plafond C+2%, which in 2004 approximated 6-7%. The loan is not collateralized.

Vneshtorgbank

In 2002-2004 the Company entered into long-term loan agreements with Vneshtorgbank. The loans mature in 2005-2007. As of December 31, 2004 the outstanding liability under these agreements amounted to 526,617, including liabilities maturing in 2005 amounted to 325,608. Interest is accrued at 6-13% per annum. The loans are secured by property and equipment with collateral value of 793,227.

Promsvyazbank

In 2004 the Company entered into long-term loan agreements with Promsvyazbank. The loans mature in 2005-2009. As of December 31, 2004 the outstanding liability under these agreements amounted to 409,288, including liabilities maturing in 2005 amounted to 9,288. Interest is accrued at 12-15% per annum. The loans are secured by property and equipment with collateral value of 740,427.

Guta-Bank

In 2001-2004 the Company entered into long-term loan agreements with Guta-Bank. The loans mature in 2005-2007. The amounts payable under the agreements are denominated in Russian roubles and US dollars. Interest for loans denominated in Russian roubles is accrued at 14-15% per annum, for loans, denominated in dollars – LIBOR + 7%. As of December 31, 2004 the outstanding liability under these agreements amounted to 60,077 for loans, denominated in Russian rubles and 133,698 for loans, denominated in US dollars. The loans are secured by property and equipment with collateral value of 150,758.

Vendor Financing

OOO IBM East Europe/Asia

As described earlier in this Note, in 2004 the Company entered into software delivery agreement with OOO IBM East Europe/Asia, under which the Company issued promissory notes and transferred it to OOO IBM East Europe/Asia as a payment guarantee. Part of the liability on promissory notes, which mature in 2006, amounting to 346,403 is classified as long-term vendor financing liability and as of December 31, 2004.

(in thousands of Russian Roubles)

17. Borrowings (continued)

Mashpriborkom

In 1997 the Company entered into a number of agreements with Mashpriborkom. The agreements mature in 2005-2007. The outstanding amount under these agreements is denominated in Euro. Interest is accrued at 9% per annum. As of December 31, 2004 the outstanding long-term liability under these agreements amounted to 98,761, including liability maturing in 2005 of 37,372. The loans are secured by property and equipment with collateral value of 157,394.

Iskratel

In 2002-2004 the Company entered into a number of agreements with Iskratel. Under the agreements Iskratel undertook to deliver telecommunications equipment. The agreements mature in 2005-2007. The outstanding amount under these agreements is denominated in US Dollars and Euro. Interest is accrued at 9% per annum. As of December 31, 2004 the outstanding long-term liability under these agreements amounted to 89,111 including liability maturing in 2005 amounted to 57,615. The liability is not collateralized.

Siemens AG

In 1994-1998 the Company entered into a number of agreements with Siemens AG, under which Siemens AG undertook to deliver telecommunications equipment. The agreements mature in 2005-2007. The outstanding amount under these agreements is denominated in Euro. Interest is accrued at 7% per annum. As of December 31, 2004 the outstanding long-term liability under these agreements amounted to 32,342, including liability maturing in 2005 amounted to 29,442. The liability is not collateralized.

Promissory Notes

In 2004 the Company issued promissory notes at par value of 763,175 with the discount of 133,175 applied upon issue. The notes were purchased by Vneshtorgbank. Interest on the notes is accrued at 11.7 %. The liability on the promissory notes as of December 31, 2004 amounted to 669,928. The notes mature in 2006.

Bonds

In June 2002 the Company registered the issue of interest-bearing bonds 02 series with a par value of 1,000 Roubles each for the total amount of 600,000. Bonds have 6 coupons. Payments against the first coupon are made on the 91-st day from the date of issue; interest per other coupons are payable on the 273, 456, 638, 821 and 1,003-rd day. Coupon interest rate on the first and second coupons is determined at 20% per annum; coupon interest rate on the third and forth coupons is determined at 18% per annum; coupon interest rate on the fifth and sixth coupons is determined at 16% per annum. Effective coupon interest rate is set at 16.62% per annum. The bonds mature in 1,003 days from the date of issue in April 2005. The outstanding amount of liability was classified as a current portion of long-term borrowings and amounted to 600,000. Part of the sixth coupon interest payable in April 2005 was accrued as short-term liability in the amount of 18,672. Subsequent to December 31, 2004, the Company fully redeemed these bonds (see Note 34).

In September 2003 the Company registered the issue of interest-bearing bonds 03 series with a par value of 1,000 Roubles each for the total amount of 2,000,000. Bonds have 6 coupons. Payments against the first coupon are made on the 183-rd day from the date of issue; interest per other coupons are payable every subsequent 183-rd day. Coupon interest rate is determined at 12.35 % per annum. The bonds mature in 1,095 days from the date of issue in September 2006. Part of the third coupon interest payable in March 2005 was accrued as short-term liability in the amount of 71,740.

(in thousands of Russian Roubles)

17. Borrowings (continued)

In September 2003 the Company offered to buy back its 03 series bonds at 101.5% of par value in September – October 2004. Bonds for the total amount of 1,284,820 were repurchased and issued back in September – October 2004 for the same amount.

In September 2004 the Company also published an irrevocable offer to buy back 03 series bonds on September 19, 2005. Subsequent to the year end bond offer expired and none were submitted for repurchase. These bonds were classified as long-term liability.

In June 2004 the Company registered and issued interest-bearing bonds 04 series with a par value of 1,000 Rubles each for the total amount of 5,622,595. The bonds mature in 1,830 days from the date of issue. Bonds have 10 coupons. Payments against the first coupon are made on the 183-rd day from the date of issue; interest per other coupons are payable every subsequent 183-rd day. Coupon interest rate is determined at 13.8% per annum.

In June 2004 the Company announced an irrevocable offer to repurchase 04 series bonds in September 2006. The outstanding liability of 5,622,595 was classified as long-term and part of the first coupon interest payable in February 2005 was accrued as short-term liability in the amount of 289,114.

18. Finance Lease Obligations

The Company has finance lease contracts for telecommunication equipment. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments as of December 31, 2004 and 2003 are as follows:

	2004		2003	
	Minimum lease payments	**Present value of payments**	**Minimum lease payments**	**Present value of payments**
Within one year	1,132,393	672,491	877,871	512,769
After one year but no more than five years	2,427,529	1,775,171	1,700,217	1,167,947
Total minimum lease payments	3,559,922		2,578,088	
Less amounts representing finance charges	(1,112,260)		(897,372)	
Present value of minimum lease payments	2,447,662	2,447,662	1,680,716	1,680,716

In 2004 and 2003 the Company's primary lessors were OAO RTC-Leasing and OOO Promsvyazleasing. In 2004 effective interest rate on leasing liabilities denominated in Russian rubles was 27% per annum (2003 - 34%).

OAO RTC-Leasing purchases telecommunication equipment from domestic and foreign suppliers and leases that equipment. The Company's obligations under capital leases to OAO RTC-Leasing as of December 31, 2004 comprised 2,275,991 (2003 - 1,362,038).

Pursuant to agreements concluded with OAO RTC-Leasing, the lessor is entitled to adjust the lease payment schedule in the event of change in certain changes in economic environment, in particular, change in the refinancing rate of the Central Bank of the Russian Federation.

As of December 31, 2004 finance lease obligations denominated in foreign currency, mainly US Dollars, amounted 152,588 (2003 - 284,728).

(in thousands of Russian Roubles)

19. Trade and Other Payables

As of December 31, 2004 and 2003, the Company's accounts payable and other current liabilities comprised the following:

	2004	2003
Trade accounts payable	**568,162**	500,359
Advances received from subscribers	**425,230**	406,424
Accounts payable for capital investments	**1,633,963**	399,929
Salaries and wages	**305,842**	178,409
Other accounts payable	**243,526**	262,753
Total	**3,176,723**	1,747,874

117,527 and 34,774 of trade payables are denominated in foreign currency, mainly US dollars and Euro, as of December 31, 2004 and 2003, respectively. 54,745 and 20,443 of other payables are denominated in foreign currency, mainly US dollars and Euro, as of December 31, 2004 and 2003, respectively.

20. Taxes Payable

As of December 31, 2004 and 2003, the Company had the following current taxes payable:

	2004	2003
VAT	**845,639**	623,884
Income tax	**323,614**	121,474
Property tax	**149,203**	92,561
Sales tax	**-**	41,401
Tax penalties and fines	**22,788**	23,938
Unified social tax	**14,216**	78,369
Individual income tax	**968**	35,077
Other taxes	**39,454**	7,833
Total	**1,395,882**	1,024,537

Included in value added tax payable is the amount of 580,528 (2003 - 412,513), which represents deferred value added tax that is only payable to the tax authorities when the underlying receivable is recovered or written off.

21. Pension Obligations

In addition to statutory pension benefits, the Company also contributes to post-employment benefit plans, which covers most of its employees. The Company participates in both defined contribution and defined benefit plans. In respect of the later, the Company applied the exemption permitted by IFRS 1 which allows an entity to recognize all cumulative actuarial gains and losses at the date of transition, even if the corridor approach is used for later actuarial gains and losses.

Defined contribution pension plans

For employees of certain branches, the Company provides post-employment benefits, which are classified as defined contribution pension plans. Non-government pension fund Telecom-Soyuz, which is related to the Company, maintains the plan.

During 2004 the Company made 62,858 of contributions under all of its pension plans (2003 – 132,244) that were expensed.

(in thousands of Russian Roubles)

21. Pension Obligations (continued)

Defined benefit pension plans

Most employees are covered by defined benefit pension plan. The defined benefit pension plan provides old age retirement pension and disability pension. The plans provide for payment of retirement benefits starting from statutory retirement age, which are currently 55 for women and 60 for men. The benefits are based on a formula specific to each branch of the Company. According to the formula the benefits depend on a number of parameters, including the relative pay of participants and their past service in the Company at retirement. The benefits do not vest until and are subject to the employee retiring from the Company on or after the above-mentioned ages.

Non-government pension fund Telecom-Soyuz, which is related to the Company, maintains the defined benefit pension plan. The Company makes contributions to the pension fund in the amount set forth in the agreement with the pension fund.

The Company also provides several long-term employee benefits such as a death-in-service benefit and lump-sum payments upon retirement of a defined benefit nature.

Additionally, the company provides financial support, of a defined benefit nature, to its old age and disabled pensioners.

22. Revenues

By revenue types	**2004**	**2003**
Long distance telephone services - national	**9,165,242**	7,767,105
Long distance telephone services - international	**1,782,194**	1,504,012
Local telephone services	**7,906,535**	6,318,677
Installation and connecting fees	**2,037,886**	1,788,734
Documentary services	**89,383**	58,784
Mobile telecommunication services	**322,012**	412,292
Radio and TV broadcasting	**678,310**	533,293
Data transfer and telematic services	**388,046**	322,698
New services	**918,873**	576,686
Rent of telecommunication channels	**187,603**	146,438
Services for national telephone operators	**730,920**	687,919
Other telecommunication services	**813,837**	734,472
Other revenue	**1,026,363**	465,628
Total	**26,047,204**	21,316,738

The Company identifies revenue by the following major customer groups:

Customer groups	2004	2003
Residential customers	**13,704,967**	11,530,598
Corporate customers	**9,015,268**	7,104,023
Government customers	**1,804,773**	1,451,824
Tariff compensation from the state budget	**1,522,196**	1,230,293
Total	**26,047,204**	21,316,738

(in thousands of Russian Roubles)

23. Other Operating expenses

	2004	2003
Cost of goods sold	**(276,438)**	(78,431)
Rent of premises	**(370,544)**	(257,344)
Bank charges	**(269,858)**	(176,843)
Audit and consulting fees	**(144,439)**	(147,219)
Advertising expenses	**(134,669)**	(60,774)
Non-Commercial Partnership related expenses	**(296,677)**	(72,144)
Insurance	**(273,045)**	(231,278)
Mobilization activity	**(27,299)**	(17,433)
Fire and other security services	**(388,577)**	(314,337)
Transportation services	**(174,640)**	(110,405)
Education expenses	**(72,204)**	(67,078)
Payments to Gossvyaznadzor	**(71,718)**	(63,667)
Business travel expenses and representation costs	**(50,590)**	(44,887)
Post services	**(15,312)**	(21,433)
Network explotation, monitoring and maintenance	**(65,959)**	(49,699)
Upkeep of buildings and constructions	**(93,710)**	(48,597)
Agency commission	**(21,783)**	-
Charitable contributions	**(115,758)**	(117,120)
Fines and penalties	**(21,893)**	(26,365)
Other expenses	**(586,685)**	(369,048)
Total	(3,471,798)	**(2,274,102)**

24. Finance Cost, net

	2004	2003
Interest income	**62,639**	4,864
Interest expense	**(1,680,810)**	(932,162)
Finance charges payable under finance lease	**(414,816)**	(352,416)
Total	**(2,032,987)**	(1,279,714)

25. Gain (Loss) From Investments, net

	2004	2003
Gain (loss) on sale of share in the following associates (see Note 8):		
ZAO Bryanskiye Sotoviye Seti	42,913	-
ZAO Ryazanskaya Sotovaya Svyaz	40,665	-
ZAO Kalujskaya Sotovaya Svyaz	28,369	-
ZAO Tverskaya Sotovaya Svyaz	15,040	-
OOO Rating	36	-
OAO Gazenergobank	(1,305)	-
ZAO Sotovaya Svyaz Chernozemya (see Note 7)	151,365	-
Gain (loss) on sale of other financial assets	73	(3,313)
Loss on write-off of investments	(118)	-
Impairment provision (see Note 8)	(2,815)	(21,987)
Dividend income	20	203
Total	**274,243**	(25,097)

(in thousands of Russian Roubles)

26. Income Tax

The income tax charge for the years ended December 31, 2004 and 2003 comprised the following:

	2004	2003
Current income tax expense	(533,530)	(682,423)
Deferred income tax benefit	407,461	549,273
Total income tax expense	**(126,069)**	(133,150)

A reconciliation of the theoretical tax charge to the actual income tax charge is as follows:

	2004	2003
Profit (loss) before income tax and minority interest	**(783,899)**	369,569
Statutory income tax rate	24%	24%
Theoretical income tax at statutory income tax rate	**188,136**	(88,697)
Expenditures allowable for income tax purpose	**(344,149)**	(275,473)
Carry-forward of tax losses and unused tax credits resulting in the decrease of current income tax expense	-	3,115
Other	**29,945**	227,905
Total income tax charge for the year at the effective rate of 16% (2003 - 36%)	**(126,069)**	(133,150)

The composition of deferred income tax assets and liabilities as of December 31, 2004 and 2003 was as follows:

	December 31, 2004	December 31, 2003
Deferred income tax assets		
Accounts payable and accrued expenses	77,767	159,151
Accounts receivable	130,970	50,452
Effect of investments valuation	72,124	7,459
Other	42,774	65,600
Gross deferred income tax assets	**323,635**	**282,662**
Deferred tax liabilities		
Property, plant and equipment	(411,025)	(779,786)
Leasing	(35,459)	(30,052)
Gross deferred income tax liabilities	**(446,484)**	**(809,838)**
Net deferred income tax liability	**(122,849)**	**(527,176)**

(in thousands of Russian Roubles)

26. Income Tax (continued)

The movement in net deferred income tax liability for the years ended December 31, 2004 and 2003 is presented below:

	2004	2003
Net deferred income tax liability at January 1	(527,176)	(1,075,621)
Deferred income tax benefit	407,461	549,273
Deferred income tax liability of acquired subsidiaries	(3,149)	-
Recovery of provision for deferred income tax asset	614	-
Deferred income tax related to unrealized gain on available-for-sale financial assets	(599)	(828)
Net deferred income tax liability at December 31	**(122,849)**	**(527,176)**

In the context of the Company's current structure, tax losses and current tax assets of the different companies may not be set off against current tax liabilities and taxable profits of other companies and, accordingly, taxes may accrue even where there is a net consolidated tax loss. Therefore, deferred tax asset of one company is not offset against deferred tax liability of another company.

27. Earnings (Loss) per Share

Earnings per share is calculated by dividing the net income attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period (see Note 3).

The Company has no financial instruments convertible into ordinary shares; therefore, the diluted earnings per share equal basic earnings per share.

	2004	2003
Weighted average number of preference shares outstanding (thousands)	**1,578,007**	1,578,007
Weighted average number of ordinary shares outstanding (thousands)	**525,993**	525,993
Weighted average number of ordinary and preference shares outstanding (thousands)	**2,104,000**	2,104,000
Net profit (loss)	(917,971)	253,631
Earnings (loss) per share, (basic and diluted)	**(0.44)**	0.12

28. Dividends Declared and Proposed for Distribution

Dividends paid to shareholders are determined by the Board of Directors and declared and officially approved at the annual shareholders' meeting. Earnings available for dividends are limited to profits determined in accordance with Russian statutory accounting regulations. Dividends are accrued in the year they are declared and approved.

In accordance with Russian legislation, dividends may only be declared to the shareholders of the Company from net income as shown in the Company's Russian statutory unconsolidated financial statements. The Company had 397,711 net income for the year ended December 31, 2004 (2003 – 1,482,149).

(in thousands of Russian Roubles)

28. Dividends Declared and Proposed for Distribution (continued)

Dividends declared and approved during the year:

	2004	2003
Dividends on ordinary shares - 0.124867 Roubles per share (2003 – 0.096 Rubles per share)	**197,041**	151,570
Dividends on preference shares - 0.285662 Roubles per share (2003 – 0.206 Roubles per share)	**150,256**	108,430
Total	**347,297**	260,000

Dividends for 2004 approved by the annual shareholders' meeting in (see Note 34):

Dividends on ordinary shares, 0.063008 Roubles per share	99,427
Dividends on preference shares, 0.075611 Roubles per share	39,771
Total	139,198

29. Contingencies and Operating Risks

Operating Environment of the Company

The Russian economy while deemed to be of market status continues to display certain characteristics consistent with that of a market in transition. These characteristics include, but are not limited to, relatively high inflation and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The stability of the Russian economy will be significantly impacted by the government's policies and actions with regards to supervisory, legal, and economic reforms.

Management cannot predict what effect changes in fiscal, political or tariff policies may have on the Company's current financial position or its ability to make future investments in property, plant and equipment. The consolidated financial statements do not include any adjustments that might result from these uncertainties. Related effects will be reported in the financial statements as they become known and estimable.

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Company may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. It is not practical to determine the amount of unasserted claims that may manifest, if any, or the likelihood of any unfavourable outcome. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods.

As of December 31, 2004 management believes that its interpretation of the relevant legislation is appropriate and that it is probable that the Company's tax, currency and customs positions will be sustained. The Company intends to defend its position on these issues. As at December 31, 2004 the financial statements do not contain adjustments which may become necessary because of these uncertainties and positions assumed by the Company.

(in thousands of Russian Roubles)

29. Contingencies and Operating Risks (continued)

In February 2005 tax authorities raised significant claim against one of the companies of Svyazinvest Group, as a result of tax examination of the company's operations for the years 2002-2003.

The Company does not expect similar claims since Dalsvyaz disagreed with the claim raised by tax authorities, brought the case before the court to contest tax authorities' claim, and estimated the probability of winning the claim as high. Additionally, the tax authorities carried out examination in other companies of the Svyazinvest Group for the same periods, and claims raised against them were insignificant.

Insurance Coverage

During 2004 the Company did not maintain insurance coverage on a significant part of its property, plant and equipment, business interruption losses, or third party liability in respect of property or environmental damage arising from accidents relating to the Company's property or the Company's operations. Until the Company obtains adequate insurance coverage, there is a risk that losses resulting from destruction of certain assets could have a material adverse effect on the Company's operations and financial position.

Legal Proceeding

The Russian legal system is characterized by (1) inconsistencies between and among laws, Presidential decrees, and Russian governmental, ministerial and local orders, decisions, and resolutions and other acts; (2) conflicting local, regional and federal rules and regulations; (3) the lack of judicial and administrative guidance on interpreting legislation; (4) the relative inexperience in legislation interpretation; and (5) a high degree of discretion on the part of governmental authorities. Management is unable to estimate what developments may occur in respect of the Russian legal system or the resulting effect of any such developments on the Company's financial condition or future results of operations. In the foreseeable future economic instability in the country may affect the Company's operations. The financial statements do not include any adjustment that may result from these uncertainties.

In July 2005 the Ministry of Finance of the Russian Federation filed a claim against the Company demanding immediate repayment of debts outstanding to Vnesheconombank as of July 12, 2005 in the amount of 457,428 (13,259 thousand euro).

During the year, the Company was involved in a number of court proceedings (both as a plaintiff and a defendant) arising in the ordinary course of business. In the opinion of management, there are no current legal proceedings or other claims outstanding, which could have a material effect on the result of operations or financial position of the Company and which have not been accrued or disclosed in these consolidated financial statements.

Licenses

Substantially all of the Company's revenues are derived from operations conducted pursuant to licenses granted by the Russian Government. These licenses expire in various years ranging from 2005 to 2012. The Company has renewed these licenses on a regular basis in the past, and believes that it will be able to renew licenses without additional cost in the normal course of business. Suspension or termination of the Company's main licenses or any failure to renew any or all of these main licenses could have a material adverse effect on the financial position and operations of the Company.

It is also known that the government of the Russian Federation plans to strengthen competition in telecommunication, for the reason of which it may issue additional licenses for local and international services to other operators. At the present time it is impossible to predict consequences, if any, of such changes on the Company's financial and economic activity.

(in thousands of Russian Roubles)

29. Contingencies and Operating Risks (continued)

Guarantees

As of December 31, 2004 the Company has guaranteed credit line facilities provided by Sberbank to OAO RTC-Leasing, a lessor of telecommunication equipment. The guarantees amounted to 2,809,960 (2003 – 1,491,181).

Asset retirement obligations

The Company may incur cost related to retirement of telecommunication lines and other assets and restoration of environment. Such costs may arise in connection with registration of title by landlords based on the Land Code of the Russian Federation, which came into force effective 2001. The management believes that occurrence of such events is unlikely. In addition, the timing and amount of such costs may not be identified and measured reliably. The liability would be initially recognized in the period in which sufficient information exists to estimate a range of potential settlement dates that is needed to employ a present value technique to estimate fair value.

30. Commitments

Finance leases

The Company entered into several finance leases with OAO RTC-Leasing. The equipment under these leases will be delivered in 2005. Cost of equipment acquired through these leases, inclusive of installation and other capitalized services approximated 532,688, exclusive of VAT.

Operating leases

The Company has entered into commercial leases of premises where it is not in the best interest of the Company to purchase these assets. These leases have an average life of between 5 and 10 years with renewal terms included in the contracts.

Future minimum rentals payable under non-cancellable operating leases as at December, 31 are as follows:

	2004	2003
Within one year	160,579	111,704
After one year but not more than five year	65,869	34,340
More than five years	85,986	29,019
Total	**312,434**	**175,063**

Capital commitments

As of December 31, 2004 the Company has commitments of 1,968,490 for capital investments into modernization and expansion of its network and for the purchases of intangible assets (Oracle, Amdocs).

31. Balances and Transactions with Related Parties

For the purposes of these financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, not merely the legal form.

(in thousands of Russian Roubles)

31. Balances and Transactions with Related Parties (continued)

During 2004 and 2003 the Company entered into the following transactions with related parties:

Related parties may enter into transactions which unrelated parties might not, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

The nature of the related party relationships for those related parties with whom the Company entered into significant transactions or had significant balances outstanding at December 31, 2004 and 2003 are detailed below.

Related party		Sales to related parties	Purchases from related parties	Amounts owed by related parties	Amounts owed to related parties
OAO Svyazinvest	**2004**	-	**7,731**	-	**29,622**
	2003	-	24,909	-	30,362
OAO Rostelecom	**2004**	**1,196,280**	**3,188,927**	-	**191,544**
	2003	534,666	2,258,166	-	219,152
Center for Research of the Problems in Development of Telecommunications	**2004**	-	**322,917**	**52,608**	-
	2003	-	68,199	6,000	-
NPF Telecom-Soyuz	**2004**	-	**96,318**	-	**33,460**
	2003	-	128,303	-	-
Associates	**2004**	**22,217**	**3,102**	**3,281**	-
	2003	6,616	1,797	1,342	58
Other companies of Svyazinvest Group	**2004**	**16,842**	**238,384**	**96,534**	**44,417**
	2003	9,937	100,895	27,755	37,803
OAO RTComm.RU	**2004**	**315**	**70,081**	-	**2,241**
	2003	110	45,396	-	1,259
TOTAL	**2004**	**1,235,654**	**3,927,460**	**152,423**	**301,284**
	2003	551,329	2,627,665	35,097	288,634

OAO Svyazinves

The Company's parent entity – OAO Svyazinvest - was wholly owned by the Russian Government until July 1997 when the Government sold 25% plus one share of the Charter Capital of OAO Svyazinvest to the private sector.

An effectively operating telecommunications and data transmission facility is of great importance to Russia for various reasons including economic, strategic and national security considerations. Consequently, the Government has and may be expected to continue to exercise significant influence over the operations of OAO Svyazinvest and its subsidiary companies.

The Government's influence is not confined to its share holdings in OAO Svyazinvest. It has general authority to regulate tariffs, including domestic long distance tariffs. In addition, the Ministry of Information Technologies and Communications of the Russian Federation has control over the licensing of providers of telecommunications services.

(in thousands of Russian Roubles)

31. Balances and Transactions with Related Parties (continued)

OAO Rostelecom

OAO Rostelecom, a majority owned subsidiary of OAO Svyazinvest, is the primary provider of domestic long distance and international telecommunications services in the Russian Federation. The annual expense associated with traffic carried by OAO Rostelecom and terminated outside of the Company's network is stated as interconnection charges. Further, OAO Rostelecom uses the Company's network to provide incoming long-distance and international traffic to its subscribers and partner operators.

Transactions with government organizations

Government organizations are a significant element in the Company's customer base, purchasing services both directly through numerous authorities and indirectly through their affiliates. Certain entities financed by the Government budget are users of the Company's network. These entities are generally charged lower tariffs as approved by the Ministry of Antimonopoly Policies and Entrepreneurship Support than those charged to other customers. In addition, the Government may by law require the Company to provide certain services to the Government in connection with national security and the detection of crime.

Government subscribers accounted for approximately 4.64% of trade accounts receivable as of December 31, 2004 (2003 - 6.92%). Amounts outstanding from government subscribers as of December 31, 2004, amounted to 72,985 (2003 – 58,535).

Associates

During 2004 and 2003 the Company also provided telecommunication and other services to the associates, including connection to public network, and rent of space for equipment and offices. The total effect of these transactions on the Company's financial position is insignificant.

Non-Commercial Partnership Center for Research of Problems in Development of Telecommunications

Non-commercial partnership Center for Research of the Problems in Development of Telecommunications (hereinafter "the Partnership") is a subsidiary of OAO Svyazinvest. The Company has an agreement with the Partnership, under which it provides financing for mutually beneficial projects undertaken by the Partnership on behalf of the Company and other subsidiaries and associates of OAO Svyazinvest. Payments to the Partnership included in other operating expenses in the accompanying consolidated statement of operations for the year ended December 31, 2004 amounted to 296,677 (2003 – 72,144).

NPF Telecom-Soyuz

The Company has a number of pension agreements with NPF "Telecom-Soyuz" which is a party related to OAO Svyazinvest, which holds the majority in the Board of Directors of NPF "Telecom-Soyuz" ("the Fund"), because Svyazinvest Group is the main contributor of this Fund. Payments to this pension fund in 2004 amounted to 62,858 (2003 - 132,244). For 2005 the amount of payments to the Fund is set at 283,920 (see Note 21).

ZAO RTC-Invest

In 2004 the Company issued Promissory Notes to ZAO RTC-Invest, an associate of OAO Svyazinvest, for amount of 1,175,000 (2003 – 270,000). The Promissory Notes are with a discount. The discount amounted to 148,804 (2003 – 35,487).

(in thousands of Russian Roubles)

31. Balances and Transactions with Related Parties (continued)

Compensation to key management personnel

Key management personnel comprise members of Management Board and Board of Directors of the Company, totaling 22 persons as at December, 31 2004 an 2003. Total compensation to key management personnel included in the statement of operations line "Wages, salaries, other benefits and payroll taxes" amounted to 51,244 and 38,532 for the years ended December, 31 2004 and 2003, respectively.

Compensation to key management personnel consists of contractual salary, performance bonus depending on operating results and payments for non-government pension benefits.

32. Financial risk management objectives and policies

Fair value

Fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction (except for forced sale or liquidation) Market prices are considered to be the best evidence of faire value.

Carrying value of monetary assets and liabilities approximate their fair value. Balance sheet items denominated in foreign currencies have been translated into Rubles using the exchange rate, prevailing at the reporting date.

Carrying value of cash and cash equivalents approximate their respective fair value due to their short-term nature and negligible credit losses.

Credit risk

Credit risk is the risk that a counter-party will fail to discharge an obligation and cause the Company to incur a financial loss.

Financial assets, which potentially subject Company entities to credit risk, consist principally of trade receivables. The carrying amount of accounts receivable, net of provision for impairment of receivables, represents the maximum amount exposed to credit risk.

The Company has no significant concentrations of credit risk due to significance of the client base and regular monitoring procedures over customers' and other debtors' ability to pay debts. Part of accounts receivable is represented by state and other non-commercial organizations. Recovery of this debt is influenced by political and economic factors, however, management believes that as of December 31, 2004 there is no significant risk of loss to the Company beyond the provision already recorded.

The Company places spare cash on deposits in the number of Russian commercial financial institutions. Insurance of bank deposits is not provided to financial institutions operating in Russia. To manage credit risk the Company places spare cash in different financial institutions, and the Company's management analyzes risk of default of these financial institutions on a regular basis.

Foreign exchange risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in the Company's statement of operations, balance sheet and/or cash flows. Foreign currency denominated liabilities (see Notes 17, 18 and 19) give rise to foreign exchange exposure.

(in thousands of Russian Roubles)

32. Financial risk management objectives and policies (continued)

The Company does not have arrangements to mitigate foreign exchange risks of the Company's operations.

For the period from January 1, 2004 to December 31, 2004 exchange rate of the Russian Rouble to US Dollar increased by approximately 13% and exchange rate of the Russian Ruble to Euro decreased by approximately 14%. Taking into account instability of economic situation in Russia, there is a probability of significant fall in exchange rate of the Russian Rouble in the future. Possible fall in the exchange rate of the Russian Rouble will lead to increase in the amount of the Company's borrowings, as well as will cause difficulties in attraction of funds including for refinancing of existing debt.

Interest rate risk

Interest rate risk is the risk that changes in market interest rates may negatively impact the Company's financial results.

33. Financial Instruments

The following table presents as of December 31, 2004 and 2003 the carrying amount by maturity of the Company's financial instruments that are exposed to interest rate risk:

As of December 31, 2003:	Within 1 year	1-5 years	More than 5 years	Total
Fixed rate				
Short-term borrowings	3,314,101	-	-	3,314,101
Long-term borrowings	1,016,226	6,616,884	65,047	7,698,157
Finance lease obligations	512,769	1,167,947	-	1,680,716
Floating rate				
Short-term borrowings	105,548	-	-	105,548
Long-term borrowings	135,500	231,314	-	366,814

As of December 31, 2004:	Within 1 year	1-5 years	More than 5 years	Total
Fixed rate				
Short-term borrowings	4,489,131	-	-	4,489,131
Long-term borrowings	2,780,880	12,773,970	101,130	15,655,980
Finance lease obligations	672,491	1,775,171	-	2,447,662
Floating rate				
Short-term borrowings	83,515	-	-	83,515
Long-term borrowings	119,192	97,548	-	216,740

Interest on financial instruments classified as floating rate is revised at intervals less than one year.

Interest on financial instruments classified as fixed rate is fixed until maturity of the instrument. The other financial instruments of the Company that are not included into the above tables are non-interest bearing and are therefore not subject to interest rate risk.

The Company has no significant interest-bearing assets.

(in thousands of Russian Roubles)

34. Events After The Balance Sheet Date

Purchase of additional share in ZAO CenterTelecomService of Moscow Region

The Company acquired 24% share (24,000 ordinary shares) in ZAO CenterTelecomService of Moscow Region for 7,961. Records in shareholder registers attesting to the transfer of title to these securities were made in January-February 2005. As a result of this transaction the Company increased its share to 100% of share capital.

Purchase of share in OAO Svyazintek

The Company acquired 18% share (2,700 ordinary shares) in OAO Svyazintek for 27. Records in shareholder registers attesting to the transfer of title to these securities were made on April 14, 2005.

Purchase of additional share in OAO Aerocom

The Company acquired 0.38% share (8,000 ordinary shares) in OAO Aerocom, for 991. Records in shareholder registers attesting to the transfer of title to these securities were made in May 2005. As a result of this transaction the Company increased its share to 100% of share capital.

Consolidation of OAO Aerocom and ZAO CenterTelecomService of Moscow Region into OAO RTS

In June 2005 the Company's Board of Directors approved the reorganization of OAO Aerocom and ZAO CenterTelecomService of Moscow Region and of OAO RTS adhesion contract with OAO Aerocom and ZAO CenterTelecomService of Moscow Region with OAO RTS.

Loan agreements

In January 2005 the Company entered into loan agreements with OAO Vneshtorgbank for the total amount of 7,784 thousand US dollars. The loans mature in January 2008. The Company pays interest on the loans to the bank at the rate of 13% per annum.

In February 2005 the Company entered into loan agreement with ZAO AKB Promsvyazbank for 600,000. The loan matures in February 2010. The Company pays interest on the loan to the bank at the rate of 14.5% per annum. The loan is guaranteed by collateral of telecommunications equipment amounted to 1,038,119.

In March 2005 the Company entered into an overdraft agreement with ZAO AKB Promsvyazbank for 150,000. The overdraft will be redeemed in September 2005. The Company pays interest on the overdraft to the bank at the rate of 12.5% per annum.

In March 2005 the Company entered into a loan agreement with OAO Sberbank for 1,020,980. The loan matures in September 2006. The Company pays interest on the loan to the bank at the rate of 12% per annum. The loan is guaranteed by collateral of telecommunications equipment amounted to 592,955.

In April 2005 the Company entered into a loan agreement with OAO Alfa-Bank for 682,303. The loan matures in April 2008. The Company pays interest on the loan to the bank at the rate of 15.5% per annum. The loan is guaranteed by collateral of telecommunications equipment amounted to 1,165,637.

(in thousands of Russian Roubles)

34. Events After The Balance Sheet Date (continued)

In February-May 2005 the Company issued Promissory notes to OOO Brokerskaya Kontora Severo-Zapadniy Investitsionny Center for the total amount of 1,653,000. The notes mature in 2006.

In May 2005 the Company entered into loan agreement with OAO National bank Trust for the total amount of 1,500,000. The loan matures in May 2006. The Company pays interest on the loan to the bank at the rate of 14% per annum.

In June 2005 the Company entered into loan agreement with OAO Sberbank for 660,000. The loan matures in December 2006. The Company pays interest on the loan to the bank at the rate 12% per annum. The loan is guaranteed by collateral of telecommunications equipment amounted to 538,061.

Retirement of bonds 02 series

In April 2005 the Company repaid its bonds of 02 series in the amount of 600,000.

Agreement with Non-commercial partnership

In June 2005 the Company's Board of Directors has approves membership's fees to Non-Commercial Partnership Center for Research of the Problems in Development of Telecommunications in the amount of 214,801.

Change in share capital

On January 14, 2005 the Company increased the par value of its preferred and ordinary shares from 0.3 Roubles to 3 Roubles per share.

Dividends

On June 30, 2005, the general meeting of the Company's shareholders approved dividends for 2004 in the amount of 0.076 Roubles per preference share and 0.063 Roubles per ordinary share. Total dividends declared amounted to 39,771 and 99,427 for preference and ordinary shares, respectively. Dividends for the year ended December 31, 2004 are payable during 2005 and shall be carried in the financial statements for the year ended December 31, 2005 (see also Note 28 "Dividends Declared and Proposed for Distribution").

Telecommunication reform

In 2005 within the framework of government efforts to restructure the telecommunication industry (liberalization of the telecommunication market) the Company will be providing domestic and international long-distance communication services on the basis of restructured relations with OAO Rostelecom. These relations will be regulated by an agreement to assist in provision of domestic and international long-distance communication services and an agreement on interconnection to telecommunications lines.

Under the assistance agreement, the Company will provide on a compensatory basis an access to domestic and international long-distance communication services of OAO Rostelecom, keep records and rating of provided services and receive payments for them, and also claim accounts receivable. The Company's revenue under the assistance agreement will be formed by fees paid by OAO Rostelecom.

Under the interconnection agreement, the Company will provide to OAO Rostelecom traffic transmission services (call initiation and completion, traffic transit to/from interconnected operator networks).

(in thousands of Russian Roubles)

34. Events After The Balance Sheet Date (continued)

The Company expects that the modified interaction framework will result in a decrease in both revenue and expenses, but the profit will remain at the previous level.

Unified social tax

The Federal Law No. 70-FZ dated July 20, 2004 amended article 24 of the Tax Code of the Russian Federation. It stipulates reduction of unified social tax rate effective January 1, 2005.

Reduction of the unified social tax rate from 35.6% to 26% will lead to decrease in the amount of unified social tax, decrease in operating expenses, and increase in net profit of the Company.

The Company's management is not able to estimate the effect of the change in the unified social tax rate effective January 1, 2005 on its net profit for 2005.

82-5198

CENTERTELECOM

Company news

CenterTelecom reports solid progress for first half of 2005

Moscow, August 1, 2005: CenterTelecom (RTS: ESMO, ESMOP; MICEX: CTLK, CTLKP; OTC: CRMUY), today released its results (under RAS - Russian Accounting Standards) for the first half of 2005.

Highlights

- Revenue up 11%
- Operating profit up 37%
- Net profit RUR 387.3 mln (against net loss RUR 3.4 mln for 1H 2004)
- EBITDA up 59%
- EBITDA margin now 35%, profit before tax 7%,
- International & long-distance traffic stable - up 1%. International traffic declined 4%.

The first half results for 2005 show a positive outturn: key performance indices – revenue, EBITDA - and operating profitability have increased markedly over the results for the same period in 2004.

Commenting on the outturn, Ruben Amaryan, General Director of OJSC «CenterTelecom» said: "The main performance measures all demonstrate a solid performance for the first half of this year. All this is the inevitable result of our efforts aimed at improving efficiency and growing our income. «CenterTelecom» is successfully tracking the development trends shown right across the Russian telecommunication industry. Our challenge remains to improve our service offer and efficiency, strengthen our position in the traditional sectors, and to develop the new services our customers need"

Revenue
CenterTelecom revenue in 1H 2005 amounted to RUR13.1bn, up 11% year-on-year.

International and long-distance communication traffic increased by 1.5 bn minutes (up 0.63%), but earnings from this business sector were down at RUR 4.5bn (a decrease of 4.3%). The decrease stems from tariff reductions introduced on October 1, 2004.

Income from urban and rural telecommunication services increased to RUR 6.0 bn (up 24.7%), driven both by increased traffic and tariffs. As a result, local communication services now represent 46% of total revenue.

Profits from new communication services increased 46%, with profits from telecommunication operators up 12%.

Costs
Costs increased by 5.0%, at RUR 10.1bn. Depreciation of RUR 1.7bn (up 37%), was a significant factor, resulting from the introduction of new equipment under the company's planned investment program.

At the same time, social insurance costs decreased by 22% to 823 mln RUR. The fall, both in absolute and relative terms, follows the decrease in the applicable rate from 35.6% to 26%.

Profitability
Operating profit for the period increased to RUR 3.0 bn, up 37%.
EBITDA increased to RUR 3.5bn, up by 59%. EBITDA margin increased to 35%, from 23% in 1H 2004.
Net profit amounted to 387.3 mln RUR, against a net loss of 3.4 mln RUR for the same period in 2004.
This improvement follows the management's focus on improving business efficiency, and the strengthening of controls over expenditure.

Financial Summary (mln rubles)

	1H 2005	1H 2004	Change %
Revenue	13 089	11 803	10.90%
Costs	10 117	9 634	5.01%
Depreciation	1 657	1 212	36.64%
EBITDA	3 533	2 218	59.3%
EBITDA margin	34.9%	23.0%	
Operating profit	2 973	2 169	37.06%
Operating margin	29.4%	22.5%	
Profit before tax	696	189	267.9%
Pre-tax margin	6.9%	2.0%	
Net profit	387	(3.4)	
Net margin	3.8%	-0.035%	

The Balance sheet and P&L Statement of OJSC «CenterTelecom» for H1 2005 are available on the corporate web-site in the 'Financial Statements' section.

For further details, contact:
Director of Securities and Corporate Management Department
Elena Romskaya
+7 (095) 793-2319
esidorovich@centertelecom.ru

Head of Investors Relations Division
Andrei Kalinchenko
+7 (095) 793-2340
kalin@centertelecom.ru

Director of Information Policy Department
Yana Lavrentyeva
+7 (095) 793-24-86
e-mail: pr@centertelecom.ru
www.centertelecom.ru

***

OJSC «CenterTelecom» is the leading fixed-line operator in the Central Federal District, where more than 20% of the Russian population live, and provides a comprehensive range of telecommunication services. This included fixed-line telephony, Internet, IP-telephony, data transmission, wireline and on-air radio broadcasting and cable TV. The company is actively developing up-to-date multi-service and SDH-networks and new access systems for radio services The company's shares are traded on the RTS (ESMO, ESMOP) and MICEX (CTLK, CTLKP). The Company has also established a Level 1 American Depositary Receipt program for its ordinary shares (OTC: CRMUY). The ADRs are now listed in Germany on the Frankfurt and Berlin Stock Exchanges.

CENTER TELECOM

NOTICE OF A MATERIAL FACT
INFORMATION ABOUT EVENTS RESULTING IN ONE-TIME INCREASE (DECREASE) OF NET PROFIT OR NET LOSS OF THE ISSUER BY MORE THAN 10 PERCENT

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	*23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation*
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices of material facts	*www.centertelecom.ru*
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	*Supplement to Herald of the Federal Service for Financial Markets, Rossiyskaya Gazeta*

1.9. Code of the material fact	*0300194A28072005*

2. Contents of the notice

2.1. Fact (facts) resulting in one-time increase in the net profit or loss of the issuer by more than 10 percent: ***profit decrease in Q2 2005, comparing with Q1 2005, was due to increase of communication equipment post-warranty service expenses, allocation of expenses into the universal service fund in accordance with the RF Government Decree № 243 dated April 21, 2005, currency rates and sum differences growth and expenses increase on deferred tax assets related to the necessity to indicate bad accounts payable reserve according to par.4 Article 266 of the RF Tax Code.***

Profit for six month of 2005 amounted 387 286 thousand rubles against the loss for six month of 2004 - 3 378 thousand rubles.

2.2. Date of the event (events) resulting in the one-time increase (decrease) of the net profit or loss of the issuer by more than 10 percent: ***July 28, 2005.***

2.3. Net profit of the issuer in the reporting period (Q1 2005) preceding the reporting period when the relevant fact occurred: ***274 703 (Two hundred seventy four thousand and seven hundred and three) thousand rubles.***

2.4. Net profit of the issuer in the reporting period (Q2 2005) when the relevant event (events) occurred: ***112 583(one hundred and twelve thousand and five hundred eighty three) thousand rubles.***

2.5. Change in the net profit in absolute and relative (percentage) terms:

Absolute change in the net profit: ***-162 120 (One hundred sixty two thousand and one hundred twenty) thousand rubles.***

Percentage change in the net profit: ***59.02%.***

3. Signatures

3.1. General Director
OJSC «CenterTelecom» ____________ R.A. Amaryan
Seal
3.2. Date: July 28, 2005.

3.3. Chief Accountant
OJSC «CenterTelecom» ____________ R.P. Konstantinova
3.4. Date: July 28, 2005.

82-5198

CENTER TELECOM

NOTICE OF MATERIAL FACTS
INFORMATION ON THE EARNED AND (OR) PAID OUT INCOME ON THE ISSUER'S SECURITIES, INFORMATION ON THE DATES TO MEET THE ISSUER'S OBLIGATIONS TOWARDS HOLDERS OF ITS SECURITIES

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices of material facts	*www.centertelecom.ru*
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	***Supplement to Herald of the Federal Service for Financial Markets, Izvestia***

1.9. Code of the material fact	*0600194A16092005; 0900194A16092005*

2. Contents of the notice
2.1. Type, category (class), series and other identifications of the securities: ***documentary interest-bearing non-convertible series 03 bearer bonds to be centrally kept with a custodian (hereafter – Bonds)***;
2.2. State registration number of the securities issue, date of the state registration: ***4-18-00194-A dated August 1, 2003;***
2.3. State registration authorities performing the state registration of the securities issue: ***Federal Financial Markets Service of Russia;***
2.4. The issuer's governing body which passed decision on the coupon size of the Company's issued bonds: ***fourth coupon rate is determined pursuant to the Decision on Securities Issue approved by the CenterTelecom Board of Directors on June 18, 2003 (minutes № 11) and equals the first coupon rate (12.35% p.a.);***
2.5. The date on which the decision on the coupon size of the Company's issued bonds was made: ***June 18, 2003;***
2.6. The date of compiling minutes of the authorized body meeting at which the decision on the coupon size of the Company's issued bonds was made: ***June 18, 2003;***
2.7. The essence of the issuer's obligations: ***payment of the fourth coupon yield on the Bonds***
Total amount of payable interest on the Issuer's Bonds: ***123 160 000 (One hundred twenty three million and one hundred sixty thousand) rubles 00 kopecks;***
Total amount of interest payable per Bond: ***61.58 (Sixty one) rubles 58 kopecks;***
2.8. Form of effecting income payments on the issuer securities: ***cash funds;***
2.9. Date at which the issuer's obligations should be met: ***September 16, 2005.***
2.10. Total amount of interest paid on the Bonds: ***123 160 (One hundred twenty three million and one hundred sixty thousand) rubles 00 kopecks.***
2.11. Obligation fulfillment confirmation: ***obligation performed in full measure.***

3. Signature		
3.1. General Director Open Joint-Stock Company «Central Telecommunication Company»	________________ (signature)	R.A. Amaryan
3.2. Date: September 16, 2005	Seal	

82-5198

CENTER TELECOM

NOTICE OF MATERIAL FACT
INFORMATION ON THE DATES TO MEET THE ISSUER'S OBLIGATIONS TOWARDS HOLDERS OF ITS SECURITIES

1. General information	
1.1. Full corporate name of the issuer	***Open Joint-Stock Central Telecommunication Company***
1.2. Short corporate name of the issuer	***OJSC «CenterTelecom»***
1.3. Location of the registered office	***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation***
1.4. State Registration Number of the issuer	***1025006174710***
1.5. INN of the issuer	***5000000970***
1.6. Unique issuer code assigned by the registration authorities	***00194-A***
1.7. Address of the Internet page used by the issuer for posting notices of material facts	***www.centertelecom.ru***
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	***Supplement to Herald of the Federal Service for Financial Markets, «Yezhednevniye novosti. Podmoskovye», «Vedomosti»***

1.9. Code of the material fact	***0900194A19092005***

2. Contents of the notice

2.1. Type, category (class), series and other identifications of the securities: ***documentary interest-bearing non-convertible series 03 bearer bonds to be centrally kept with a custodian (hereafter – Bonds)***;
2.2. State registration number of the securities issue, date of the state registration: ***4-18-00194-A dated August 1, 2003;***
2.3. The essence of the issuer's obligations***: Acquisition of Bonds under the irrevocable offer conditions, approved by the CenterTelecom Board of Directors on September 7, 2004 (minutes № 7), at the price of 101.5% (One hundred and one point five percent) of the Bonds face value plus accrued coupon yield on the Bonds, calculated in compliance with the procedure determined by the Bonds Issue Decision and Bonds Prospectus, approved by the Company's Board of Directors (Minutes №11 dated June 18, 2003).***
On the date of the Bonds acquisition by the Issuer under the public irrevocable offer conditions, the Bonds holders didn't offer any Bonds sale order.
The total amount of the Bonds acquired by the Issuer: ***0 (Zero) pieces;***
The total face value of the Bonds acquired by the Issuer: ***0 (Zero) rubles;***
The Date, on which the Bonds acquisition started, and the date on which it was finished: ***September 19, 2005;***
2.4. Date on which the issuer's obligations should be met: ***September 19, 2005;***
2.5. Obligation fulfillment confirmation: ***Obligation performed.***

3. Signature

3.1. General Director
Open Joint-Stock Company
«Central Telecommunication Company» ________________R.A. Amaryan
(Signature)
3.2. Date: September 19, 2005 Seal

12-5198

CENTERTELECOM

NOTICE OF MATERIAL FACTS
INFORMATION ON THE EARNED AND (OR) PAID OUT INCOME ON THE ISSUER'S SECURITIES, INFORMATION ON THE DATES TO MEET THE ISSUER'S OBLIGATIONS TOWARDS HOLDERS OF ITS SECURITIES

1. General information	
1.1. Full corporate name of the issuer	***Open Joint-Stock Central Telecommunication Company***
1.2. Short corporate name of the issuer	***OJSC «CenterTelecom»***
1.3. Location of the registered office	23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation
1.4. State Registration Number of the issuer	***1025006174710***
1.5. INN of the issuer	***5000000970***
1.6. Unique issuer code assigned by the registration authorities	***00194-A***
1.7. Address of the Internet page used by the issuer for posting notices of material facts	***www.centertelecom.ru***
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	***Supplement to Herald of the Federal Service for Financial Markets, Rossiyskaya Gazeta***

1.9. Codes of the material fact	***0600194A29082005; 0900194A29082005***

2.Contents of the notice

2.1. Type, category (class), series and other identifications of the securities: ***registered uncertified Atype shares (hereafter – «Preferred shares»)***;
2.2. State registration number of the securities issue, date of the state registration: ***2-04-00194-A dated December 16 2004;***
2.3. State registration authorities performing the state registration of the securities issue: ***Federal Financial Markets Service of Russia;***
2.4. The issuer's governing body which passed the decision to pay (declare) dividends on the Issuer's shares: ***Annual General Meeting of the Shareholders;***
2.5. The date on which the decision to pay (declare) dividends on the Issuer's shares was made: ***June 30, 2005;***
2.6. The date of compiling minutes of the authorized body meeting at which the decision to pay (declare) dividends on the Issuer's shares was made: ***June 30, 2005;***
2.7. The essence of the issuer's obligations: ***payment of dividends on Preferred shares;***
The total amount of dividends, accrued for the Issuer's Preferred shares: ***39 771 thousand rubles;***
total amount of dividend payable per one Preferred share: ***0.0756115 rubles.***
2.8. Form of effecting income payments on the issuer securities: ***cash funds;***
2.9. Date on which the issuer's obligations should be met, and if the obligation should be met by the Issuer within the specified term, - the expiration date of this term: ***till August 29, 2005.***
2.10. The total amount of dividends paid on the Issuer's Preferred share: ***36 273 719.20 (Thirty six million two hundred seventy three thousand and seven hundred and nineteen) rubles 20 kopecks.***
2.11. Obligation fulfillment confirmation: ***the obligation of the issuer is fulfilled except the following cases for which the Company bears no responsibility pursuant to the Article 44 of the Federal Law «On Joint-Stock Companies» and Regulations on the dividend policies of the Company approved by a resolution of CenterTelecom's Board of Directors on June 10, 2004***
The reason for non-fulfillment:
Shareholders failed to receive dividends due to:
- requests in writing filed by shareholders-legal entities non-residents of the RF to suspend making dividend payments;
- shareholders who identified mode of payment "cash" in the applicable registered person's form, but failed to turn up for receiving the dividends;
- incorrect personal/bank data recorded in the register of shareholders.
Cash funds are allocated in full to meet dividend payment obligations.

3. Signature

3.1. General Director
OJSC «Central Telecommunication Company» ________________ R.A. Amaryan
(signature)
3.2. Date: August 29, 2005 Seal

8 2-5798

CENTERTELECOM

NOTICE OF MATERIAL FACTS
INFORMATION ON THE EARNED AND (OR) PAID OUT INCOME ON THE ISSUER'S SECURITIES, INFORMATION ON THE DATES TO MEET THE ISSUER'S OBLIGATIONS TOWARDS HOLDERS OF ITS SECURITIES

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	*23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation*
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices of material facts	*www.centertelecom.ru*
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	*Supplement to Herald of the Federal Service for Financial Markets, Rossiyskaya Gazeta*

1.9. Code of the material fact	*0600194A18082005; 0900194A18082005*

2.Contents of the notice
2.1. Type, category (class), series and other identifications of the securities: ***interest-bearing documentary non-convertible series 04 bearer bonds to be centrally kept with a custodian (hereafter – Bonds)***
2.2. State registration number of the securities issue, date of the state registration: ***4-19-00194-A dated June 29, 2004.***
2.3. State registration authorities performing the state registration of the securities issue: ***Federal Financial Markets Service of Russia***
2.4. The issuer's governing body which passed decision on the coupon size of the Company's issued bonds: ***second coupon rate is determined pursuant to the Decision on Securities Issue (state registration number 4-19-00194-A dated June 29, 2004), approved by the CenterTelecom Board of Directors on April 28, 2004, Minutes № 33 dated May 5, 2004 and equals the first coupon rate. The first coupon rate of 13.80% p.a. approved by Ruben Amaryan, General Director of OJSC «CenterTelecom», on August 17, 2004, Order № 372.***
2.5. The date at which the decision on the coupon size of the Company's issued bonds was made: ***August 17, 2004***
2.6. The date of compiling minutes of the authorized body meeting at which the decision on the coupon size of the Company's issued bonds was made: ***August 17, 2004***
2.7. The essence of the issuer's obligations: ***payment of the second coupon yield on the Bonds***   Total amount of payable interest on the Issuer's Bonds: ***389 027 348 (Three hundred eighty nine million twenty seven thousand and three hundred forty eight) rubles 05 kopecks***   Total amount of interest payable per Bond: ***69 (Sixty nine) rubles 19 kopeck***
2.8. Form of effecting income payments on the issuer securities: ***currency of the Russian Federation by non-cash transaction***
2.9. Date at which the issuer's obligations should be met: ***August 18, 2005***
2.10. Total amount of interest paid on the Bondsa: ***389 027 348 (Three hundred eighty nine million twenty seven thousand and three hundred forty eight) rubles 05 kopecks***
2.11. Obligation fulfillment confirmation: ***obligation performed in full measure***

3. Signature		
3.1. General Director OJSC «CenterTelecom»	______________ (signature)	R.A. Amaryan
3.2. Date: August 18, 2005	Seal	

82-5798

CENTERTELECOM

NOTICE

of determination of trade organizer on equity market via which all deals related to acquisition of the CenterTelecom series 03 bonds will be made

Due to the shift of all securities trading to the MICEX Stock Exchange as a result of the stock component of the MICEX reforming, and in addition to the terms and conditions of documentary interest-bearing non-convertible series 03 bearer bonds acquisition (state registration number 4-18-00194-A dated August 1, 2003) (hereafter – Bonds), provided by the public irrevocable Offer of Open Joint-Stock Company «Central Telecommunication Company», published in «Izvestiya» newspaper dated September 9, 2004, Open Joint-Stock Company «Central Telecommunication Company» informs:

1) application for Bonds sell should be submitted to the MICEX SE trading system in accordance with the Rules of Securities Trading of Closed Joint-Stock Company «MICEX Stock Exchange» and other internal documents regulating activities of Closed Joint-Stock Company «MICEX Stock Exchange»; a participant of trading on the MICEX Stock Exchange is considered to be the holder for Bonds acquisition;

2) information about the trade organizer on the equity market:

full corporate name: ***Closed Joint-Stock Company «MICEX Stock Exchange»***
short corporate name: ***CJSC «MICEX SE»***
location: ***13 Bolshoy Kislovski Per., Moscow, 125009, Russia***
mailing address: ***13 Bolshoy Kislovski Per., Moscow, 125009, Russia***
license of professional equity market participant: ***stock exchange license number: 077-07985-000001 dated September 15, 2004, valid for three years from September 15, 2004 to September 15, 2007, licensing authority: FCSM of Russia***

3) in all other respects, Bonds acquisition procedure complies with the Bond acquisition procedure stated in the public irrevocable Offer of Open Joint-Stock Company «Central Telecommunication Company».

General Director R.A. Amaryan

August 18, 2005

82-5798

CENTERTELECOM

Approved by
General Meeting of Shareholders of
Joint-Stock Company
«Central Telecommunication Company»
Minutes #13 dated June 30, 2005

CHARTER

of

Joint-Stock Central Telecommunication Company

(fifth version)

2005
Moscow Oblast, Khimki

1. GENERAL PROVISIONS

1.1 Open Joint Stock Company "Electrosvyaz" of Moscow Region was renamed Joint-Stock Central Telecommunication Company (hereinafter the "**Company**") pursuant to the resolution of the General Meeting of Shareholders (Protocol No. 7 of 01 June 2001).

1.2 The Company was registered by the Order of the Head of the Administration of Moscow Region No. 567-r of 9 June 1994, state registration certificate No. 127 of 20 June 1994.

Pursuant to the Federal Law 'On State Registration of Legal Entities' the Company was registered in the Unified State Register of Legal Entities on 1 November 2002 under No. 1025006174710.

1.3 The Company was established and operates in accordance with the Civil Code of the Russian Federation, the Federal Law 'On Joint Stock Companies', effective legislation and this Charter.

1.4 The founder of the Company is the Moscow Region Property Management Committee.

1.5 The Company is the legal successor of State Communications and IT Enterprise 'Rossvyazinform' of Moscow Region in respect of telecommunications and cable broadcasting.

1.6 Pursuant to the resolution of the Extraordinary General Meeting of Shareholders of JSC CenterTelecom (Protocol No. 8 of 22 February 2002), the Company was reorganized in the form of takeover of Open Joint Stock Company "Belgorodskaya Electricheskaya Svyaz" (INN/KPP 3124019176/312301001), Open Joint Stock Company of Communications and IT of Bryansk region "Bryansksvyazinform" (INN/KPP 3201003448/320101001), Open Joint Stock Company "Electrosvyaz" of Vladimir region (INN/KPP 3328100883/332801001), Open Joint Stock Company of Communications and IT of Voronezh region (INN/KPP 3666007847/366601001), Open Joint Stock Company "Ivanovo Telecommunication Networks" (INN/KPP 3731001319/370201001), Open Joint Stock Company "Electrosvyaz" of Kaluga region (INN/KPP 4000000262/402701001), Open Joint Stock Company "Electrosvyaz" of Kostroma region (INN/KPP 4401003616/440101001), Open Joint Stock Company "Electrosvyaz" of Kursk region (INN/KPP 4629020070/463201001), Open Joint Stock Company "Lipetskelectrosvyaz" (INN/KPP 4825007766/482501001), Open Joint Stock Company "Elektricheskaya Svyaz of Orel Region" (INN/KPP 5700000076/575301001), Open Joint Stock Company "Electrosvyaz" of Ryazan region (INN/KPP 6227002099/622701001), Open Joint Stock Company of Communications and IT of Smolensk region "Smolensksvyazinform" (INN/KPP 6730017079/673001001), Open Joint Stock Company "Tambov Electrosvyaz" (INN/KPP 6831005256/682901001), Open Joint Stock Company "Electrosvyaz" of Tver region (INN/KPP 6900000477/690501001), Open Joint Stock Company "Tulatelecom" (INN/KPP 7107001641/710101001) and Open Joint Stock Company "Yaroslavl Telecommunication Networks" (INN/KPP 7604008421/760101001) under:

Takeover Agreement No. 379-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company Belgorodskaya Electricheskaya Svyaz of 14

February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 309-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company of Communications and IT of Bryansk region "Bryansksvyazinform" of 14 February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 378-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Electrosvyaz" of Vladimir region of 14 February 2002 (Protocol No. 1) and the General Meeting of Shareholders JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 332-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company of Communications and IT of Voronezh region of 20 February 2002 (Protocol No. 9) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 304-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Ivanovo Telecommunication Networks" of 15 February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 308-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Electrosvyaz" of Kaluga region of 21 February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 310-DO, approved by the extraordinary general meeting of shareholders of Open Joint Stock Company "Elektrosvyaz" of the Kostroma Oblast of 15 February 2002, Minutes No. 10, and the general meeting of shareholders of JSC CenterTelecom of 22 February 2002, Minutes No. 8;

Takeover Agreement No. 377-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Electrosvyaz" of Kursk region of 15 February 2002 (Protocol No. 8) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 311-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Lipetskelectrosvyaz" of 13 February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 380-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Elektricheskaya Svyaz of Orel Region" of 20 February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 312-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Electrosvyaz" of Ryazan region of 19

February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 306-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company of Communications and IT of Smolensk region "Smolensksvyazinform" of 18 February 2002 (Protocol No. 9) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 313-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Tambov Electrosvyaz" of 13 February 2002 (Protocol No. 11) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 305-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Electrosvyaz" of Tver region of 19 February 2002 (Protocol No. 8) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 307-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Tulatelecom" of 11 February 2002 (Protocol No. 10) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8);

Takeover Agreement No. 331-DO, approved by the Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Yaroslavl Telecommunication Networks" of 18 February 2002 (Protocol No. 1) and the General Meeting of Shareholders of JSC CenterTelecom of 22 February 2002 (Protocol No. 8).

1.7 The Company is the legal successor in all and any rights and obligations of Open Joint Stock Company "Belgorodskaya Electricheskaya Svyaz", Open Joint Stock Company of Communications and IT of Bryansk region "Bryansksvyazinform", Open Joint Stock Company "Electrosvyaz" of Vladimir region, Open Joint Stock Company of Communications and IT of Voronezh region, Open Joint Stock Company "Ivanovo Telecommunication Networks", Open Joint Stock Company "Electrosvyaz" of Kaluga region, Open Joint Stock Company "Electrosvyaz" of Kostroma region, Open Joint Stock Company "Electrosvyaz" of Kursk region, Open Joint Stock Company "Lipetskelectrosvyaz", Open Joint Stock Company "Elektricheskaya Svyaz of Orel Region", Open Joint Stock Company "Electrosvyaz" of Ryazan region, Open Joint Stock Company of Communications and IT of Smolensk region "Smolensksvyazinform", Open Joint Stock Company "Tambov Electrosvyaz", Open Joint Stock Company "Electrosvyaz" of Tver region, Open Joint Stock Company "Tulatelecom" and Open Joint Stock Company "Yaroslavl Telecommunication Networks" with respect to all and any of their creditors and debtors.

1.8 Termination of activity of:

Open Joint Stock Company "Belgorodskaya Electricheskaya Svyaz" was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the City of Belgorod, Belgorod region on 30 November 2002 under state registration number 2023101661823 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company of Communications and IT of Bryansk region, "Bryansksvyazinform" was registered with the 10th Inter-regional Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Bryansk region on 30 November 2002 under state registration number 2023202743232 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Electrosvyaz" of Vladimir region was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Oktyabr District of the City of Vladimir, Vladimir region on 30 November 2002 under state registration number 2023301462358 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company of Communications and IT of Voronezh region was registered with the Inter-regional Major Taxpayers Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Voronezh region on 30 November 2002 under state registration number 2023601566481 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Ivanovo Telecommunication Networks" was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the City of Ivanovo on 30 November 2002 under state registration number 2023700555063 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Electrosvyaz" of Kaluga region was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Lenin District of the City of Kaluga on 30 November 2002 under state registration number 2024001181818 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Electrosvyaz" of Kostroma region was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the City of Kostroma on 30 November 2002 under state registration number 2024400525950 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Electrosvyaz" of Kursk region was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the City of Kursk on 30 November 2002 under state registration number 2024600956686 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Lipetskelectrosvyaz" was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Central District of the

City of Lipetsk on 30 November 2002 under state registration number 2024800833528 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Electricheskaya Svyaz of Orel Region" was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Soviet District of the City of Orel on 30 November 2002 under state registration number 2025700829812 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Electrosvyaz" of Ryazan region was registered with the 1st Inter-regional Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Ryazan region on 30 November 2002 under state registration number 2026200871673 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company of Communications and IT of Smolensk region "Smolensksvyazinform" was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Industrial District of the City of Smolensk on 30 November 2002 under state registration number 2026701447936 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Tambov Electrosvyaz" was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Oktyabr District of the City of Tambov on 30 November 2002 under state registration number 2026801227891 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Electrosvyaz" of Tver region was registered with the 1st Inter-regional Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Tver region on 30 November 2002 under state registration number 2026900580001 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Tulatelecom" was registered with the Inter-regional Major Taxpayers Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Tula region on 30 November 2002 under state registration number 2027100507564 as a result of its reorganization in the form of takeover by JSC CenterTelecom;

Open Joint Stock Company "Yaroslavl Telecommunication Networks" was registered with the Inspectorate of the Ministry of the Russian Federation of Taxes and Duties for the Kirov District of the City of Yaroslavl on 30 November 2002 under state registration number 2027600686573 as a result of its reorganization in the form of takeover by JSC CenterTelecom.

2. COMPANY NAME AND LOCATION

2.1 Company's full business name:

in Russian – Открытое акционерное общество "Центральная телекоммуникационная компания";

in English – Joint-Stock Central Telecommunication Company.

2.2 Company's abbreviated business name:

in Russian – ОАО "ЦентрТелеком";

in English – JSC CenterTelecom.

2.3 Company location: Russian Federation, 141400 Khimki, Moscow Region, Ulitsa Proletarskaya, 23.

Postal address:

125993 Moscow, City Service Post Office 3, Degtyarniy Pereulok, 6, Building 2

3. LEGAL STATUS OF COMPANY

3.1 The Company is an open joint stock company established for an unlimited period.

The Company's legal status, the procedure for its reorganization or liquidation and also the rights and obligations of the shareholders of the Company shall be determined by the Civil Code of the Russian Federation, the Federal Law 'On Joint Stock Companies', other federal laws, other normative acts of the Russian Federation adopted by the relevant governmental bodies within their authority and this Charter.

In the event that effective legislation or other amended acts of the Russian Federation are amended this Charter shall have effect in that part complying therewith.

In matters not regulated hereunder the Company shall be governed by the legislation of the Russian Federation and other normative acts adopted by the relevant governmental bodies within their authority.

3.2 The Company is a legal entity, owns separate assets recorded on its independent balance sheet and may in its own name acquire and exercise material and personal intangible rights, have obligations and be plaintiff or defendant in a court of law.

The Company has a round seal bearing the following **mandatory details:** full company name of the Company in Russian indicating **the legal form of incorporation and state registration number in the Unified State Register of Legal Entities.** The Company also has other seals, stamps and Company letterheads bearing the name of the Company, its own emblem, a duly registered trademark and other means of visual identification.

Branch offices and **separate** structural subdivisions of the Company have a round seal bearing the following **mandatory details:** full or abbreviated company name of the Company in Russian, indicating **the legal form of incorporation and the state registration number in the Unified State Register of Legal Entities** and the name of the branch office (structural subdivision). Branch offices and **separate** structural subdivisions of the Company additionally have other seals, stamps and company letterheads bearing the name of the Company and of the relevant branch office (structural subdivision).

The Company may through established procedures open bank accounts on the territory of the Russian Federation and abroad.

3.3 The Company is liable for its obligations within the limits of its assets and material rights that may be subject to enforcement under legislation of the Russian Federation.

The Company is not liable for the obligations of its shareholders.

Shareholders are not liable for the Company's obligations and bear the risk of losses associated with its activity within the value of shares owned by them.

3.4 The State and its bodies are not liable for the Company's obligations and, equally, the Company is not liable for obligations of the State or its bodies.

3.5 If insolvency (bankruptcy) is caused by the actions (inaction) of shareholders or other parties that have the right to issue instructions binding upon the Company or are otherwise able to determine its actions, such shareholders or other parties may have subsidiary liability for the Company's obligations in the event that the Company's assets are insufficient.

3.6 In order to implement **state** social, economic and tax policies, the Company will be liable for the safekeeping of documents (administrative, financial, economic, personnel etc.), shall ensure that documents of historical and academic interest are transferred for state storage and shall store and use documents with respect to personal and personal data through the established procedures.

4. COMPANY PURPOSE AND ACTIVITIES

4.1 The Company's main purposes are the pursuit of profit and provision of communications services to the public, governmental bodies and other organizations.

4.2 The main activities of the Company are:

4.2.1 Provision of local and intra-zone telecommunications services;

4.2.2 Provision of local, intercity and international telecommunications services using payphones and joint-use centers.

4.2.3 Provision of intercity and international telecommunications services.

4.2.4 Provision of mobile communications services (GSM-900, GSM-1800, NMT-450, AMPS/D-AMPS standard).

4.2.5 Leasing of physical lines, channels and highways for communications, including broadcast channels.

4.2.6 Provision of telematic services (including e-mail services, information resource access services, directory-enquiries information services, Telefax service, Comfax services, Bureaufax services, a message-processing services, voicemail services, voice-data transmission services and audio-conference, videoconference and Internet services).

4.2.7 Provision of data transmission services.

4.2.8 Provisions of radial-zone network services (trunking).

4.2.9 Provision of intelligent network communications services.

4.2.10 Provision of telegraphy services.

4.2.11 Provision of radio-telecommunications services.

4.2.12 Provision of local radio-access telecommunications services (CDMA).

4.2.13 Provision of mobile radio-telecommunications services.

4.2.14 Provision of cable broadcasting services.

4.2.15 Provision of on-air television broadcasting services.

4.2.16 Provision of on-air radio broadcasting services and transmission of supplementary information.

4.2.17 Provision of wireless radio-access services.

4.2.18 Provision of services relating to the transmission of television programmes over cable television networks.

4.2.19 Provision of personal paging services using multiplexed VHF channels.

4.2.20 Provision of mobile radio communications services.

4.2.21 Provision of wireless broadband access services.

4.2.22 Television and radio broadcasting.

4.2.23 Parameter testing and measuring for power plants, facilities and the components and elements thereof during installation, running in, maintenance and repair.

4.2.24 Publishing and printing.

4.2.25 Communication services certification.

4.2.26 Integration of quality-management systems.

4.2.27 Organization of restoration of networks and communications in emergencies and following damage.

4.2.28 Market research.

4.2.29 Construction of buildings and facilities in liability categories 1 and 2 according to state standards.

4.2.30 Engineering surveys for the construction of buildings and facilities in liability categories 1 and 2 according to state standards.

4.2.31 Planning of buildings and facilities in liability categories 1 and 2 according to state standards.

4.2.32 Maintenance of highly explosive production sites.

4.2.33 Maintenance of high fire-risk production sites.

4.2.34 Maintenance of load-lifting facilities.

4.2.35 Maintenance of electricity and heating networks.

4.2.36 Carriage of passengers by automated transport.

4.2.37 Carriage of freight by automated transport.

4.2.38 Technical servicing and repair of means of transport.

4.2.39 Maintenance of filling stations.

4.2.40 Activity connected with the use of precious metals.

4.2.41 Procurement, refining and sale of precious metal scrap.

4.2.42 Maintenance activities for the engineering systems of towns and populated areas.

4.2.43 Water usage for special purposes.

4.2.44 Subsurface use.

4.2.45 Integrated use of natural resources.

4.2.46 Environmental protection services (works).

4.2.47 Educational activity.

4.2.48 Medical activity.

4.2.49 Pharmaceutical activity.

4.2.50 Trading.

4.2.51 Geodesic activity.

4.2.52 Cartography.

4.2.53 Carrying out of works in the installation, repair and servicing of fire-safety mechanisms at buildings and facilities.

4.2.54 Storage of oil, gas and refined oil and gas products.

4.2.55 Sale of oil, gas and refined oil and gas products.

4.2.56 Hotel services.

4.2.57 Management of hazardous wastes.

4.2.58 Provisions of Company security.

4.2.59 Activity connected with the protection of state secrets.

4.2.60 Technical protection of confidential information.

4.2.61 Implementation of mobilization measures for communications networks and emergency measures, through the established procedure.

4.2.62 Manufacture and repair of measuring appliances.

4.2.63 Production and circulation of ethyl alcohol, alcoholic and spirit-based products.

4.2.64 Scientific-technical activity.

4.2.65 Foreign-economic activity.

4.3 The Company has general legal capacity and, therefore, has civil rights and duties necessary to engage in any other activities not prohibited by federal laws.

The Company may engage in certain activities, the list of which is determined by federal law, only on the basis of a special permit (license).

5. COMPANY BRANCHES AND REPRESENTATIVE OFFICES, SUBSIDIARY AND DEPENDENT COMPANIES

5.1 The Company has the right to establish branch offices and open representative offices on the territory of the Russian Federation through the established procedure. Branch offices and representative offices are not legal entities.

5.2 The Company's structure includes the following branches:

5.2.1. Belgorodski subsidiary of JSC CenterTelecom
Registered office: 3 Sobornaya Square, Belgorod, 308000, Russia
Mailing address: 33 Sobornaya Square, Belgorod, 308000, Russia

5.2.2. Bryanski subsidiary of JSC CenterTelecom
Registered office: 9 Karl Marx Square, Bryansk, 241000, Russia
Mailing address: 9 Karl Marx Square, Bryansk, 241000, Russia

5.2.3. Upper Volga subsidiary of JSC CenterTelecom
Registered office: 22 Komsomolskaya Street, Yaroslavl, 150000, Russia
Mailing address: 22 Komsomolskaya Street, Yaroslavl, 150000, Russia

5.2.4. Vladimirski subsidiary of JSC CenterTelecom
Registered office: 42 Gorkogo Street, Vladimir, 600000, Russia
Mailing address: 42 Gorkogo Street, Vladimir, 600000, Russia

5.2.5. Voronezhski subsidiary of JSC CenterTelecom
Registered office: 35 Revolution Prospekt, Voronezh, 394000, Russia
Mailing address: 35 Revolution Prospekt, Voronezh, 394000, Russia

5.2.6. Kaluzhski subsidiary of JSC CenterTelecom
Registered office: 38 Teatralnaya Street, Kaluga, 248600, Russia
Mailing address: 38 Teatralnaya Street, Kaluga, 248600, Russia

5.2.7. Kurski subsidiary of JSC CenterTelecom
Registered office: 8 Krasnaya Square, Kursk, 305000, Russia
Mailing address: 8 Krasnaya Square, Kursk, 305000, Russia

5.2.8. Lipetski subsidiary of JSC CenterTelecom
Registered office: 35a Tereshkovoy Street, Lipetsk, 398000, Russia
Mailing address: 35a Tereshkovoy Street, Lipetsk, 398000, Russia

5.2.9. Moscow subsidiary of JSC CenterTelecom
Registered office: 23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia
Mailing address: 29 Narodnogo Opolchenya Street, Building 2, Moscow, 123154, Russia

5.2.10. Orlovski subsidiary of JSC CenterTelecom
Registered office: 43 Lenina Street, Orel, 302000, Russia
Mailing address: 43 Lenina Street, Orel, 302000, Russia

5.2.11. Ryazanski subsidiary of JSC CenterTelecom
Registered office: 43 Schedrina Street, Ryazan, 390006, Russia
Mailing address: 43 Schedrina Street, Ryazan, 390006, Russia

5.2.12. Smolenski subsidiary of JSC CenterTelecom
Registered office: 6 Oktyabrskoy Revolution Street, Smolensk, 214000, Russia
Mailing address: 6 Oktyabrskoy Revolution Street, Smolensk, 214000, Russia

5.2.13. Tambovski subsidiary of JSC CenterTelecom
Registered office: 2-B Astrakhanskaya Street, Tambov, 392002, Russia
Mailing address: 2-B Astrakhanskaya Street, Tambov, 392002, Russia

5.2.14. Tverskoy subsidiary of JSC CenterTelecom
Registered office: 24 Novotorzhskaya Street, Tver, 170000, Russia
Mailing address: 24 Novotorzhskaya Street, Tver, 170000, Russia

5.2.15. Tulski subsidiary of JSC CenterTelecom
Registered office: 33 Lenina Prospekt, Tula, 300000, Russia
Mailing address: 33 Lenina Prospekt, Tula, 300000, Russia

5.3 The Company's branch and representative offices shall operate in accordance with the regulations on them, to be approved by the Company's Board of Directors. The Company's Board of Directors shall adopt resolutions to establish branch offices, open representative offices and liquidate branch or representative offices.

The heads of branch and representative offices shall be appointed and relieved of duty by the Company's General Director upon prior agreement with the Company's Board of Directors and shall act on the Company's behalf on the basis of a power of attorney.

5.4 In the event of changes to the details of branch or representative offices relevant amendments shall be introduced to this Charter. The state registration authority shall be notified of such amendments. Amendments hereto shall take effect for third parties from the moment the authority for state registration of legal entities is notified thereof.

5.5 The Company may have subsidiary and dependent companies with the rights of legal entities: on the territory of the Russian Federation, established in accordance with the Federal Law 'On Joint Stock Companies' and other federal laws; or, outside the territory of the Russian Federation, established in accordance with the legislation of the foreign state in which the subsidiary or dependent companies are located, unless otherwise stipulated by an international agreement to which the Russian Federation is a signatory.

5.6 A company is deemed a subsidiary company, if another (principal) economic company, by virtue of a majority interest in its charter capital or under an agreement made between them or otherwise, can determine the decisions to be adopted by that company.

5.7 A subsidiary company is not liable for the debts of the principal company.

5.8 The principal company, which has the right to issue binding instructions to the subsidiary company, is jointly and severally liable with the subsidiary company in respect of transactions that the latter enters into pursuant to such instructions. The principal company has the right to issue binding instructions to the subsidiary company only in the event that such right is provided in the agreement with the subsidiary company or the charter of the subsidiary company.

5.9 In the event that the subsidiary company becomes insolvent (bankrupt) due to the fault of the Company the latter will be subsidiary liable for its debts. Insolvency (bankruptcy) in the subsidiary company will be deemed the fault of the Company only where the Company was fully aware that the exercise of the aforementioned right and (or) ability to influence the actions of the subsidiary company would result in the subsidiary company becoming insolvent (bankrupt).

5.10 A Company is deemed dependent, if another (dominant) company has more than 20 percent of voting shares in the first company.

A company that has acquired more than 20 percent of voting shares in a company must immediately publish notice of this fact through the procedures determined by the federal governmental body for the securities market.

6. COMPANY CHARTER CAPITAL. PLACED AND DECLARED SHARES.

6.1 The charter capital of the Company is 6,311,998,965.00 rubles (six billion three hundred and eleven million nine hundred and ninety eight thousand nine hundred and sixty five rubles 00 copecks).

6.2 The charter capital of the Company comprises of the nominal value of shares issued in the non-documentary form and acquired by the shareholders, of which:

6.2.1 Common registered shares – 1,578,006,833 shares. The nominal value of each common share is 3 rubles.

6.2.2 Class A preferred registered shares – 525,992,822 shares. The nominal value of each preferred share is 3 rubles.

6.3 The Company has the right to place 76 166 167 common registered non-documentary (book-entry) shares in addition to placed common shares (declared shares). The nominal value of each declared common share is 3 Rubles.

The Company has the right the place 25 405 178 Type A preferred registered non-documentary shares in addition to placed Type A preferred shares (declared shares). The nominal value of each declared preferred share is 3 Rubles.

6.4 The declared shares specified in Clause 6.3 herein will, when placed, confer all of the rights specified in Sections 8 and 9 herein for holders of common shares and holders of Type A preferred shares.

6.5 The charter capital of the Company may be increased through the procedure provided by effective legislation of the Russian Federation and herein, as follows:

6.5.1 by increasing the nominal value of shares of the Company;

6.5.2 by placement of additional shares within the limits of the number of declared shares determined in Clause 6.3 herein.

6.6 The charter capital of the Company shall be increased by increasing the nominal value of shares on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting.

6.7 The charter capital of the Company shall be increased by private placement of additional shares on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares in the Company participating in the meeting.

6.8 An increase of the charter capital of the Company by public placement of additional shares where the number of shares to be additionally placed is more than 25 percent of number of shares previously placed by the Company shall be conducted on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares of the Company participating in the meeting.

6.9 Subject to Clause 6.8 herein, the charter capital of the Company shall be increased by public placement of additional shares on the basis of a resolution of the Board of Directors of the Company, adopted unanimously by all members of the Board of Directors of the Company and disregarding the votes of former Company directors.

6.10 Additional shares to be placed by subscription may be paid for in monies, securities, other property, material or other rights with a monetary value. The form of payment for additional shares shall be determined in the resolution on their placement.

6.11 The charter capital of the Company may be reduced by reducing the nominal value of shares or reducing the total number of shares, including through acquisition of a part of shares in cases provided by the Federal Law 'On Joint Stock Companies'.

6.12 A resolution to reduce the charter capital of the Company by reducing the nominal value of shares or through acquisition of a part of shares in order to reduce the total number of shares shall be adopted by the General Meeting of Shareholders by a majority of votes of shareholders holding voting shares of the Company participating in the meeting.

6.13 The Company may not reduce its charter capital if, as a result of such reduction, the charter capital would fall below one thousand times the statutory minimum wage established by the federal law on the date of presentation of documents for state registration of the relevant amendments to the Company's Charter and, in the event that the Company pursuant to effective legislation of the Russian Federation, must reduce its charter capital – on the date of state registration of the Company.

6.14 If at the end of its second and each subsequent financial year the value of the Company's net assets is, according to the annual balance sheet submitted for approval to the Company's shareholders or according to the results of an audit review, less than its charter capital, the Company must reduce its charter capital to an amount not exceeding the value of its net assets.

7. COMPANY BONDS AND OTHER SECURITIES

7.1 The Company has the right to place bonds and other mass-issued securities provided for in the legal acts of the Russian Federation on securities.

7.2 The Company shall place bonds and other mass-issued securities on the basis of a resolution of the Board of Directors, where, under the terms of placement of such bonds and other mass-issued securities, they are not convertible into shares of the Company.

7.3 The Company shall place bonds convertible into shares and other mass-issued securities convertible into shares on the basis of a resolution of the Board of Directors where those bonds (other mass-issued securities) are placed through open subscription and such convertible shares (other mass-issued securities) may be converted into common shares of the Company comprising 25 percent or less of the number of previously placed common shares.

7.4 The Company shall place bonds convertible into shares and other mass-issued securities convertible into shares on the basis of a resolution of the General Meeting of Shareholders where those bonds (other mass-issued securities) are placed through closed subscription or open subscription where, in the process of an open subscription, convertible bonds (other mass-issued securities) may be converted into common shares of the Company comprising more than 25 percent of the number of previously placed common shares, the resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares in the Company participating in the meeting.

7.5 A bond shall certify the right of its holder to demand redemption of the bond (payment of the nominal value or nominal value plus interest) at a specified time.

7.6 The resolution to issue bonds must determine the form, period and other terms for the redemption of the bonds.

7.7 A bond must have a nominal value. The nominal value of all bonds issued by the Company may not exceed the amount of the charter capital of the Company or the amount of security that third parties have provided to the Company for the bond issue. The Company may place bonds only after the charter capital of the Company has been paid in full.

7.8 The Company may place bonds with a single maturity date or with maturity dates depending on the series of the bonds.

7.9 Bonds may be redeemed in monetary form or other property, according to the resolution on their issue.

7.10 The Company may place bonds secured by a pledge of specific assets of the Company, bonds with security that third parties provide to the Company for the bond issue or unsecured bonds.

7.11 Unsecured bonds may be placed after the third year of the Company's existence and may be placed only if two annual balance sheets of the Company have been duly approved by that time.

7.12 Bonds may be issued in registered or bearer form. The Company must maintain a register of bondholders, if the bonds are issued in registered form. Lost registered bonds shall be replaced by the Company for a reasonable charge. The rights of a holder of a lost bearer bond shall be restored by a court through the procedure established by procedural legislation of the Russian Federation.

7.13 The Company has the right to provide that the bonds may be redeemed early if their holders so wish. In such an event the resolution on the issue of bonds must provide for the redemption value and the period prior to which the bonds may not be presented for early redemption.

7.14 The Company may not place bonds or other mass-issued securities convertible into shares of the Company, if the number of declared Company shares of certain categories or types is less than the number of shares of these categories or types the rights to acquire which are conferred by such securities.

7.15 The holders of bonds have through the established procedure a preferential right to receive profits and assets of the Company distributed upon its liquidation.

8. RIGHTS AND DUTIES OF SHAREHOLDERS HOLDING COMMON SHARES

8.1 Each common share in the Company confers an identical volume of rights to a holder of such share.

8.2 Each shareholder holding common shares in the Company has the right:

8.2.1 to participate in the General Meeting of Shareholders of the Company through the procedure provided by effective legislation of the Russian Federation;

8.2.2 to receive dividends through the procedure provided by effective legislation of the Russian Federation and herein in the event that the Company declares dividends;

8.2.3 to receive a part of the Company's assets remaining after its liquidation, proportionate to the number of shares belonging to it;

8.2.4 to have access to documents listed in Article 89.1 of the Federal Law 'On Joint Stock Companies', through the procedure provided in Article 91 of that Law;

8.2.5 to demand that registrar of the Company confirms the rights of the shareholder to shares by issuing an extract from the register of shareholders of the Company;

8.2.6 to receive from the registrar of the Company information on all records on its personal account and also other information as provided by legal acts of the

Russian Federation establishing the procedure for maintaining the register of shareholders;

8.2.7 to dispose of the shares belonging to it without the consent of other shareholders or the Company;

8.2.8 in cases provided by effective legislation of the Russian Federation, to resort to legal action to protect its infringed civil rights, including to demand reimbursement of losses from the Company;

8.2.9 to demand that the Company repurchase all or a part of shares belonging to the shareholder, in the cases and through the procedure provided by effective legislation of the Russian Federation;

8.2.10 to sell shares to the Company in the event that the Company adopts a resolution to acquire such shares;

8.2.11 to demand that the Company provides an extract from the list of persons entitled to participate in the General Meeting of Shareholders specifying information on such shareholder;

8.2.12 to have a pre-emptive right to acquire additional shares and mass-issued securities convertible into shares that are being placed by open subscription, in an amount proportionate to the number of shares belonging to it.

8.3 A shareholder holding more than 1 percent of voting shares in the Company has the right the demand that the registrar of the Company provides it with information specifying the name of registered shareholders holding shares, the amount, category and nominal value of shares belonging to them (this information shall be provided without specifying shareholders' addresses).

8.4 Shareholders (a shareholder) holding a total of at least 1 percent of placed common shares of the Company have (has) the right to file an action against a member of the Company's Board of Directors, the Company's General Director, a member of the Company's Management Board, the management company or the manager for the compensation of losses incurred by the Company as a result of culpable actions (inaction) of such persons.

8.5 Shareholders (a shareholder) with at least 1 percent of votes at the General Meeting of Shareholders have (has) the right to demand from the Company the list of persons entitled to participate in the meeting. The details, documents and postal addresses of shareholders specified in such list shall be provided only upon their consent.

8.6 Shareholders (a shareholder) holding a total of at least 2 percent of voting shares of the Company have (has) the right to propose matters for the agenda of the annual General Meeting of Shareholders and nominate candidates for the Company's management and supervisory bodies to be elected by the General Meeting of Shareholders. In preparing for an extraordinary General Meeting of Shareholders the agenda of which includes election of the Company's Board of Directors, such shareholders (shareholder) have (has) the right to nominate candidates for the Company's Board of Directors.

8.7 Shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company have (has) the right to demand that the Company's Board of Directors convene an extraordinary General Meeting of Shareholders. If within the period of time established by effective legislation of the Russian Federation and herein the Company's Board of Directors does not adopt a resolution to convene an extraordinary General Meeting of Shareholders or refuses to convene such a meeting, the extraordinary meeting may be convened by the such shareholders.

8.8 Shareholders (a shareholder) holding a total of at least 10 percent of voting shares in the Company have (has) the right to demand a review of the Company's financial and economic activity.

8.9 Shareholders (a shareholder) holding a total of at least 25 percent of voting shares in the Company have (has) the right to access to accounting documents and minutes of sessions of the Company's Management Board and to obtain copies thereof.

8.10 Shareholders holding common shares in the Company have other rights provided by effective legislation of the Russian Federation, issued within their authority, and herein.

8.11 Each shareholder holding common shares in the Company must:

- inform the registrar of the Company of any change of its details; and
- keep confidential information about the Company's activity.

8.12 In the event that a shareholder in the Company intends to acquire 30 or more percent of placed common shares in the Company, alone or jointly with an affiliate (affiliates), such shareholder must, no sooner than 90 days and no later than 30 days before the date of acquisition of shares, send the Company written notice of its intention to acquire the shares. After the completion of the transaction on the acquisition of such shares such shareholder must, within 30 days from date of acquisition, propose to the Company shareholders to sell their common shares of the Company and mass-issued securities convertible into shares at the market price but not less than the average price for the six months preceding the acquisition date to such shareholder.

9. RIGHTS AND DUTIES OF SHAREHOLDERS HOLDING TYPE A PREFERRED SHARES

9.1 Each Type A preferred share in the Company confers upon the shareholder holding it an identical volume of rights.

9.2 Holders of Type A preferred shares have the right to receive an annual fixed dividend, subject as herein. The total amount payable as a dividend on each Type A preferred share shall be 10 percent of the Company's net profits according to the results of the last financial year divided by the number of shares that comprises 25 percent of the Company's charter capital.

If the amount of dividend payable by the Company on each common share in a given year exceeds the amount of dividend payable on each Type A preferred share the amount of dividend on the latter must be increased to the amount of dividend payable on common

shares. These payments shall be made additionally on the date of payment of dividends on common shares.

9.3 Holders of Type A preferred shares have the right to participate in the General Meeting of Shareholders with the right to vote on resolutions concerning the re-organization or liquidation of the Company and also concerning addenda and amendments to the Company Charter, if such amendments restrict the rights of such shareholders.

9.4 If the Meeting of Shareholders, for whatever reason, has not adopted a resolution to pay dividends on Type A preferred shares or has adopted a resolution not to pay those dividends in full, holders of Type A preferred shares have the right to participate in the General Meeting of Shareholders and vote on all matters on the agenda of the meeting. Such right of holders of Type A preferred shares arises as of the meeting following the annual Meeting of Shareholders at which a resolution was not adopted to pay dividends and ceases to apply as of the first payment of dividends in full with respect to such shares.

9.5 Holders of Type A preferred shares have the rights of holders of common shares of the Company provided in Clauses 8.2.3, 8.2.4, 8.2.5, 8.2.6, 8.2.7, 8.2.8, 8.2.10, 8.2.11, and 8.2.12 herein. Shareholders holding Type A preferred shares also have such rights notwithstanding that such shares are not voting shares.

9.6 Holders of Type A preferred shares have the rights of holders of common shares of the Company provided in Clauses 8.3, 8.6, 8.7, 8.8 and 8.9 herein in cases where Type A preferred shares confer the right to vote on all matters within the authority of the Company's General Meeting of Shareholders.

9.7 Holders of Type A preferred shares have the right to demand that the Company repurchase all or a part of the shares belonging to the shareholder in the cases and through the procedure provided by effective legislation of the Russian Federation.

9.8 Holders of Type A preferred shares that have at least 1 percent of votes at the General Meeting of Shareholders have the right to demand that the Company provides the list of persons entitled to participate in the meeting. The details of documents and postal addresses of shareholders included in such list shall be provided only upon their consent.

9.9 Shareholders holding Type A preferred shares shall have other rights provided by effective legislation of the Russian Federation and herein.

9.10 Each shareholder holding Type A preferred shares must:

- inform the registrar of the Company of any change of its details; and
- keep confidential information about the Company's activity.

10. COMPANY FUNDS

10.1 A reserve fund shall be created within the Company in the amount of 5 percent of the Company's charter capital.

The Company's reserve fund shall be formed through mandatory annual deductions of at least 5 percent of the Company's net profits until such time as the fund reaches the size established in this Clause.

The reserve fund is created for the purposes of covering the Company's losses, redeeming Company's bonds and repurchasing shares of the Company in the event that other funds are not available.

The reserve fund may not be used for other purposes.

10.2 Pursuant to a resolution of the General Meeting of Shareholders on the matter provided in sub-clause 13 of Clause 13.2 herein other funds within the Company may be created, including a Shareholding Fund for Company employees.

Funds of the Shareholding Fund shall be used only to acquire shares of the Company sold by the shareholders of the Company for subsequent placement among the Company's employees.

Proceeds from the sale to Company's employees of shares acquired using funds from the Shareholding Fund, shall be contributed to such fund.

The procedure for contributing and using monies of the fund and its purpose shall be determined in the Regulation on the Shareholding Fund, to be approved by the Company's Board of Directors.

11. COMPANY DIVIDENDS

11.1 The Company has the right once per year to adopt a resolution to pay (declare) dividends on placed shares.

Dividends shall be distributed from the Company's net profits shown in the Company's profit and loss report on the year's results. Dividends on Type A preferred shares may be distributed from funds of the Company specifically designated for such purposes.

If the Company is reorganized in the form of its takeover of other companies, the Company's net profits shall be determined by adding its net profits to the net profits (losses) of the companies subject to the takeover, calculated in accordance with legal acts on accounting in the profit and loss reports of such companies as on the last reporting date (reorganization date).

A resolution to pay annual dividends, the amount and the form of distribution of such dividends on shares of each category (type) shall be adopted by the General Meeting of Shareholders. The amount of annual dividend may not be greater than the amount recommended by the Company's Board of Directors.

In order to distribute dividends the Company shall compile a list of persons entitled to receive annual dividends. This list shall be compiled based on the register on the date of compilation of the list of persons entitled to participate in the General Meeting of Shareholders.

11.2 Dividends on Type A preferred shares shall be distributed no later than 60 days from the date that the annual General Meeting of Shareholders adopts the resolution to distribute annual dividends.

11.3 The Company shall distribute dividends on common shares no later than 31 December of the year in which the annual General Meeting of Shareholders adopted the resolution to distribute annual dividends.

11.4 When adopting resolutions to distribute (declare) dividends the Company shall be governed by restrictions established by federal laws.

12. COMPANY REGISTER OF SHAREHOLDERS. COMPANY REGISTRAR.

12.1 The Company shall ensure that the Company's register of shareholders is maintained and stored in accordance with requirements established by effective legislation of the Russian Federation and other legal acts of the Russian Federation.

12.2 The holder of the Company's register of shareholders shall be a specialized registrar engaged in the activity of maintaining registers of shareholders as its sole activity and holding a license of duly form to engage in that activity.

The Company's registrar, the terms of the agreement with it and termination thereof shall be approved by a resolution of the Company's Board of Directors.

12.3 The Company will remain liable for the maintenance and safekeeping of the register of shareholders. In the event that unlawful actions of the registrar infringe the civil rights of a shareholder or nominal holder, such shareholder or nominal holder has the right through the procedure established by effective legislation of the Russian Federation to bring an action against the Company demanding restitution of its infringed civil rights, including compensation of losses.

12.4 The Company's registrar shall perform the functions of the Company's Counting Board: the Company's registrar shall verify the authorities of and register persons participating in the Company's General Meeting of Shareholders, determine whether there is a quorum for the General Meeting of Shareholders, clarify matters arising in connection with the exercise of voting rights at the General Meeting of Shareholders by shareholders (their representatives), clarify the procedure for voting on matters put for voting, ensure that the established voting procedure and rights of shareholders to participate in the voting are observed, count votes and finalize the results of voting, compile minutes on the results of voting and transfer ballots to the archive.

13. GENERAL MEETING OF SHAREHOLDERS

13.1 The General Meeting of Shareholders is the Company's highest management body.

13.2 The following matters lie within the authority of the General Meeting of Shareholders and may not be referred for resolution to the Company's Board of Directors, General Director or Management Board:

1) introduction of amendments and addenda hereto or approval of a new version of the Company Charter (subject as provided in the Federal Law 'On Joint Stock Companies'), resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

2) reorganization of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

3) liquidation of the Company, appointment of the liquidation commission and approval of the interim and final liquidation balance sheets, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

4) election of members of the Board of Directors, to be conducted by cumulative voting;

5) early termination of the authority of members of the Board of Directors, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

6) determination of the quantity, nominal value and category (type) of declared shares of the Company and rights to be conferred by such shares, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

7) increase of the Company's charter capital by increasing the nominal value of shares, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

8) increase of the Company's charter capital by placement of additional shares through open subscription in the event that the number of additionally placed shares comprises more than 25 percent of common shares previously placed by the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

9) increase of the Company's charter capital through placement of additional shares by closed subscription, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

10) reduction of the Company's charter capital by reducing the nominal value of shares, through acquisition by the Company of a part of shares in order to reduce their total number and also through redemption of shares acquired or repurchased by the Company, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company and taking part in the meeting;

11) election of members of the Company's internal audit commission and early termination of their authority, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

12) approval of the Company's auditor, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

13) approval of the Company's annual reports and annual accounts, including the Company's profit and loss reports (profit and loss accounts) and distribution of profit, including distribution (declaration) of dividends and Company losses according to the results of the financial year, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

14) determination of the procedure for conducting the Company's General Meeting of Shareholders, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

15) split-up and consolidation of shares, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

16) adoption of resolutions approving interested party transactions, resolutions on which must be adopted in circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';

17) adoption of resolutions approving major transactions connected with the Company's direct or indirect acquisition, disposal or possible disposal of assets worth more than 50 percent of the balance-sheet value of the Company's assets determined according to the accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

18) adoption of a resolution to participate in holding companies, financial-industrial groups, associations and other unions of commercial organizations, to be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

19) approval of internal documents regulating the activity of the Company's bodies, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

20) placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (other mass-issued

securities) are placed through closed subscription or through open subscription where, in the process of open subscription, convertible bonds (other mass-issued securities) may be converted into common shares of the Company comprising more than 25 percent of previously placed common shares, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

21) adoption of resolutions on the compensation by the Company of expenses incurred in connection with the preparation for and conduction of an extraordinary General Meeting of Shareholders of the Company where the Board of Directors has, in violation of requirements of effective legislation of the Russian Federation, failed to adopt a resolution to convene an extraordinary General Meeting and the meeting has been convened by other persons. Such resolutions must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

22) releasing a person that has, alone or jointly with its affiliates, acquired 30 or more percent of placed common shares of the Company from the obligation to acquire shares from other shareholders of the Company, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting, without regard to the votes conferred by shares belonging to such person party and its affiliates;

23) adoption of a resolution to transfer the authority of the Company's General Director to a management company or manager, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

24) adoption of resolutions on other matters as provided in the Federal Law 'On Joint Stock Companies' and herein.

13.3 The General Meeting of Shareholders has the right to adopt resolutions on matters specified in sub-clauses 2, 7, 8, 9, 15 – 19 and 23 of Clause 13.2 herein only upon a proposal from the Board of Directors. Other persons entitled under effective legislation of the Russian Federation to propose items for the agenda of an annual or extraordinary General Meeting of Shareholders may not demand that the Board of Directors put such items on the agenda of a meeting.

The General Meeting of Shareholders may not consider or adopt resolutions on matters not included in its authority pursuant to the Federal Law 'On Joint Stock Companies'

The General Meeting may not adopt resolutions on matters not included in the agenda, nor may it amend the agenda.

13.4 A resolution of the General Meeting of Shareholders amending or restricting the rights of shareholders holding a particular type of preferred share of the Company will be deemed adopted, if at least three quarters of votes of shareholders holding common shares of the Company participating in the meeting and three quarters of votes of all shareholders holding preferred shares of the Company of such type are cast for it.

13.5 The Company must each year hold an annual General Meeting of Shareholders.

The annual General Meeting of Shareholders shall be held not earlier than four months and no later than six months after the end of the financial year.

At the annual General Meeting of Shareholders [the following] matters must be resolved:

election of the Company's Board of Directors;

election of the Company's internal audit commission;

approval of the Company's auditor;

approval of the Company's annual reports and annual accounts, including the Company's profit and loss reports (profit and loss accounts) and distribution of profit, including distribution (declaration) of dividends and Company losses according to the results of the financial year;

other matters within the authority of the General Meeting of Shareholders.

13.6 Shareholders (a shareholder) holding a total of at least 2 percent of voting shares of the Company may put items on the agenda of the annual General Meeting of Shareholders and nominate candidates for the Company's Board of Directors and the Company's internal audit commission the number of which may not exceed the number of members of the relevant body provided herein. Such proposals must be submitted to the Company not later than 60 days after the end of the financial year.

13.7 General Meetings of Shareholders other than the annual General Meeting of Shareholders are extraordinary.

An extraordinary General Meeting of Shareholders shall be held pursuant to a resolution of the Board of Directors, adopted at its own initiative or pursuant to a request from the Company's internal audit commission, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company on the date that such request is presented. An extraordinary General Meeting of Shareholders held pursuant to a request of the Company's internal audit commission, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company shall be convened by the Company's Board of Directors.

13.8 An extraordinary General Meeting of Shareholders convened pursuant to a request from the Company's internal audit commission, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company must be held within 40 days from the moment the requested for an extraordinary General Meeting of Shareholders is presented.

13.9 An extraordinary General Meeting of Shareholders convened pursuant to a request from the Company's internal audit commission, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company must be held within 70 days from the moment the request for an extraordinary General Meeting of Shareholders is presented, if the agenda of such meeting includes election of the Company's Board of Directors.

In the event that the number of members of the Company's Board of Directors falls below the quorum for conducting sessions of the Company's Board of Directors, an extraordinary General Meeting of Shareholders convened pursuant to a resolution of the Company's Board of Directors adopted at its own initiative to elect the Company's Board of Directors must be held within 70 days from the moment the Company's Board of Directors adopts the resolution to hold the meeting.

13.10 In preparing for an extraordinary General Meeting of Shareholders the agenda of which includes election of the Company's Board of Directors, shareholders (a shareholder) holding a total of at least 2 percent of voting shares of the Company may nominate candidates for the Company's Board of Directors the number of which must not exceed the number of members of the Board of Directors provided herein. Such proposals must be submitted to the Company no later than 30 days before the date of the extraordinary General Meeting of Shareholders.

13.11 The list of persons entitled to participate in the General Meeting of Shareholders shall be compiled on the basis of information from the Company's register of shareholders.

The date of compilation of the list of persons entitled to participate in the General Meeting of Shareholders shall be no earlier than the date on which the resolution to hold the General Meeting of Shareholders is adopted and no more than 50 and no less than 45 days before the date on which it will be held.

The date of compilation of the list of persons entitled to participate in an extraordinary General Meeting of Shareholders the agenda of which includes election of the Company's Board of Directors shall be no earlier than the date on which the resolution to hold the extraordinary General Meeting of Shareholders is adopted, no more than 65 days before the date on which the General Meeting of Shareholders is held and no later than the date of the notice of the extraordinary General Meeting of Shareholders.

13.12 Notice of a General Meeting of Shareholders must be given no later than 30 days before the date on which it is held.

In the event that the proposed agenda of an extraordinary general meeting includes the issue of election of the Company Board of Directors, the notice of the extraordinary general meeting of shareholders shall be given not later than 50 days before the meeting.

In the event that an extraordinary general meeting of shareholders is convened at the request of the Company's Audit Commission, the Company's auditor or a shareholder (shareholders) owning on aggregate at least 10 per cent of the Company voting shares, the notice of the extraordinary general meeting of shareholders shall be given not later than 20 days before the meeting.

A notice of the general meeting of shareholders shall be given within the period identified above to each person named in the list of persons eligible for participation in the general meeting of shareholders, sent by registered mail or handed in to each of the said persons in person against his/her signature, or published in the daily *Rossiiskaya Gazeta.*

13.13 Persons entitled to participate in the General Meeting of Shareholders shall be provided with the following information (materials) through the procedure and at the address (addresses) specified in the notice of the General Meeting of Shareholders:

annual accounts, including auditor's statement;

statement of the Company's internal audit commission on the results of the audit of the annual accounts;

information on candidates nominated to the Company's Board of Directors and the Company's internal audit commission;

draft amendments and addenda to the Company Charter or the draft of a new version of the Charter;

drafts of internal regulations of the Company;

drafts of other documents adoption of which is stipulated in draft resolutions of the General Meeting of Shareholders;

draft resolutions of the General Meeting of Shareholders;

other information (materials) that must be presented in accordance with effective legislation;

other information (materials) presented in order to adopt resolutions on items of the agenda of the General Meeting of Shareholders that the Board of Directors has included in the list of information (materials) to be presented to shareholders in preparation for the General Meeting of Shareholders.

13.14 The General Meeting of Shareholders will be competent (quorate), if shareholders holding a total of more than half the votes conferred by placed voting shares of the Company participate in it.

Shareholders registered for participation in the General Meeting of Shareholders and shareholders whose ballots have been received no later than 2 days before the date of the General Meeting of Shareholders will be deemed to have participated in the General Meeting of Shareholders. Shareholders whose ballots have been received prior to the date of acceptance of ballots will be deemed to have participated in the General Meeting of Shareholders held through *in absentia* voting.

13.15 If the agenda of a General Meeting of Shareholders includes matters upon which different groups of voters are to vote, the quorum for adoption of resolutions on each of such matters will be determined separately. If there is no quorum for adopting a resolution on matters to be voted upon by one group of voters, this will not impede adoption of a resolution on matters to be voted upon by another group of voters for which there is a quorum.

13.16 If there is no quorum for the conduction of an annual General Meeting of Shareholders a repeat annual General Meeting of Shareholders must be held with the same agenda. If there is no quorum for the conduction of an extraordinary General Meeting of

Shareholders a repeat extraordinary General Meeting of Shareholders may be held with the same agenda.

A repeat General Meeting of Shareholders will be competent (quorate), if shareholders holding a total of at least 30 percent of votes conferred by placed voting shares of the Company participated in it.

Notice of a repeat General Meeting of Shareholders shall be given and ballots delivered no later than 20 days before the date of the repeat General Meeting of Shareholders.

Notice of a repeat General Meeting of Shareholders the agenda of which includes reorganization of the Company shall be given no later than 30 days before the date of the repeat General Meeting of Shareholders.

In the event that a repeat General Meeting of Shareholders is held less than 40 days after date of the non-quorate General Meeting of Shareholders, the persons entitled to participate in the General Meeting of Shareholders shall be determined according to the list of persons entitled to participate in the non-quorate General Meeting of Shareholders.

13.17 Unless otherwise resolved by the Company's Board of Directors, the General Meeting of Shareholders shall be chaired by the person performing the functions of Company's General Director.

13.18 Other matters connected with preparation for and conduction of the annual or extraordinary General Meetings of Shareholders, including the procedure for conducting the General Meeting of Shareholders, shall be determined by the Regulations on the General Meeting of Shareholders of the Company, to be approved by the General Meeting of Shareholders.

14. COMPANY'S BOARD OF DIRECTORS

14.1 The Board of Directors is the Company's collective management body and carries out general management of the Company's activities.

14.2 The 11 members of the Company's Board of Directors are elected each year by the annual General Meeting of Shareholders, by cumulative voting.

14.3 The General Meeting of Shareholders has the right to adopt a resolution to early terminate the authority of members of the Board of Directors. Such a resolution may be adopted only in respect of all members of the Board of Directors simultaneously.

In the event of early termination of the authority of the Board of Directors the authority of the new Board of Directors will remain in effect until the nearest annual General Meeting of Shareholders.

14.4 The following matters will be referred to the authority of the Company's Board of Directors:

1) determination of priority directions of the activity of the Company, including approval of the annual budget, mid- and long-term budgets, development strategies and

programs; amendment to such documents and consideration of the results of their implementation;

2) prior approval of operations outside the limits of the annual budget of the Company;

3) convocation of annual and extraordinary General Meetings of Shareholders, subject to circumstances provided in Article 55.8 of the Federal Law 'On Joint Stock Companies';

4) approval of the agenda for the General Meeting of Shareholders;

5) determination of the date of compilation of the list of persons entitled to participate in the General Meeting of Shareholders and other matters within the competence of the Company's Board of Directors under Chapter VII of the Federal Law 'On Joint Stock Companies' and connected with preparation for and conduction of the General Meeting of Shareholders;

6) preliminary approval of the Company's annual report;

7) an increase of the Company's charter capital by placement by the Company of additional shares within the limits of the number of declared shares determined herein, subject to circumstances provided in sub-clauses 8 and 9 of Clause 13.2 herein;

8) placement by the Company of bonds and other mass-issued securities in the event such bonds and other mass-issued securities are not convertible into shares of the Company under the terms of the their placement;

9) placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (mass-issued securities) are placed through open subscription and such convertible bonds (mass-issued securities) may be converted into common shares of the Company comprising 25 percent or less of the previously placed common shares;

10) determination of the price (market value) of assets, placement and repurchase price of mass-issued securities under circumstances provided by the Federal Law 'On Joint Stock Companies';

11) approval of resolutions to issue securities, of issuing prospectus, reports on the results of an issue of securities of the Company, reports on the results of acquisition by the Company of shares for the purposes of redemption;

12) acquisition of shares, bonds and other mass-issued securities placed by the Company;

13) approval of the Company's registrar and the terms of the agreement with it and adoption of a resolution to terminate such agreement;

14) recommendations on the amount of dividend payable on shares and the form and time of its payment and approval of internal documents on payment of dividends on shares of the Company;

15) use of the reserve fund and other of funds of the Company;

16) approval of an internal document setting forth internal control procedures to supervise financial and business activities of the Company;

17) recommendations on the amount of fees and compensation payable to members of the Company's internal audit commission and approval of the terms of the agreement with the auditor, including determination of fees payable for its services;

18) approval of Regulations on the structural subdivision of the Company implementing internal supervisory functions, agreeing of candidates for the position of manager of such subdivision and also consideration of other matters within the authority of the Board of Directors pursuant to Regulations on the subdivision;

19) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth from 0.4 to 25 percent of the balance-sheet value of the Company's assets, determined according to the accounts as of the last reporting date;

20) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth 25-50 percent of the balance-sheet value of the Company's assets determined according to accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement through subscription of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company;

21) approval of interested party transactions, under circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';

22) definition of the main principles of the organizational structure of the Company;

23) establishment of branch offices and opening of representative offices, liquidation thereof and approval of the Regulations on branch and representative offices;

24) preliminary approval of candidates for the position of heads of branch and representative offices and relieving them of duty;

25) approval of annual budgets and development strategies and programs for branch offices; introduction of amendment to such documents and consideration of the results of their implementation;

26) appointment of the Company's General Director, determination of the term of his authority and early termination of his authority;

27) election (re-election) of the Chairman of the Company's Board of Directors and his deputy;

28) formation of the Management Board, determination of the term of its authority and early termination of the authority of members of the Management Board;

29) permitting the person performing the functions of Company's General Director and members of the Company's Management Board to combine [these functions] with positions in the management bodies of other organizations;

30) permitting the person performing the functions of Company's General Director to work pluralistically in a paid position in other organizations;

31) establishment of permanent or temporary (to address specific matters) committees of the Board of Directors and approval of the Regulations on the committees;

32) appointment of the Company Corporate Secretary, relieving the Company Corporate Secretary of his duty and approval of the Regulations On the Office of the Company Corporate Secretary;

33) approval of the terms of the agreements (supplementary agreements) with the Company's General Director, members of the Management Board, the heads of branch and representative offices, the head of the Company's structural subdivision performing internal supervisory functions and the Company Corporate Secretary and consideration of matters within the authority of the Board of Directors pursuant to such agreements;

34) adoption of resolutions to participate (act as a member, terminate participation, alter share of participation or nominal value of the interest, alter quantity of shares or nominal value of shares owned by the Company) in other organizations through the purchase, sale or other disposal of shares, interests and/or portions of participatory interests in other organizations, as well as through making additional contributions in the charter capitals of other organizations;

35) adoption of resolutions to participate in non-commercial organizations, subject as provided in sub-clause 18 of Clause 13.2 herein, through acting as a participant, terminating participation and making additional investments (contributions) connected with the Company's participation in non-commercial organizations;

36) resolving matters referred to the powers of the general meetings of members of for-profit organizations where the Company is the sole member having the right to vote at the general meeting of members;

37) determination of the procedure for cooperation between the Company and organizations in which the Company is a participant;

38) approval of internal documents (a document) setting forth rules and approaches to disclosure of information about the Company, arrangements for making use of information about the Company, about securities of the Company and deals involving them which is not in public domain;

39) Approval of the Code of Corporate Governance of the Company, making amendments and additions to it;

40) approval of the Company's internal documents regulating matters within the authority of the Company's Board of Directors, other than those provided in Clause 14.4 herein, subject to internal documents the approval of which lies within the authority of the Company's General Meeting of Shareholders and executive bodies pursuant to the Company's Charter;

41) other matters as provided by the Federal Law 'On Joint Stock Companies' and herein;

42) approval of the risk management procedure in the Company.

14.5 Matters within the authority of the Company's Board of Directors may not be referred for resolution to the Company's Management Board or General Director.

14.6 Resolutions on matters specified in sub-clauses 7 and 20 of Clause 14.4 herein shall be adopted unanimously by all members of the Company's Board of Directors without regard the votes of former members of the Company's Board of Directors.

In the event that unanimity of the Company's Board of Directors on matters specified in sub-clauses 7 and 20 of Clause 14.4 herein is not reached, such matters may be referred for resolution to the General Meeting of Shareholders pursuant to a resolution of the Company's Board of Directors. In such an event resolutions on such matters shall be adopted by a majority of shareholders holding voting shares of the Company participating in the meeting.

Resolutions on matters specified in item 21 subclause 14.4 herein shall be passed by a majority of votes of independent directors who are interested in the closing of the deal.

In the event that all members of the Company's Boar of Directors are interested in the deal and/or are not independent directors, the deal may be approved by a resolution of the general meeting of shareholders by a majority of votes of all not interested in the deal shareholders owning voting shares.

14.7 Matters, other than those listed in Clause 14.6 herein, within the authority of the Board of Directors pursuant the Federal Law 'On Joint Stock Companies' and this Charter shall be adopted by a majority of votes of members of the Board of Directors participating in the session.

14.8 The procedure for convening and holding sessions of the Board of Directors and the amount and procedure of payment of fees and compensation to members of the Board of Directors shall be determined by the Regulation On the Board of Directors, to be approved by the General Meeting of Shareholders.

14.9 Sessions of the Company's Board of Directors shall be convened by the Chairman of the Board of Directors at his own initiative or pursuant to a request of a member of the Board of Directors, the Company's internal audit commission, the Company's auditor, the Company's General Director, the Company's Management Board or shareholders (a shareholder) holding a total of at least 5 percent of voting shares of the Company.

14.10 The quorum for sessions of the Company's Board of Directors shall be more than half of the members elected to the Board of Directors.

14.11 Sessions of the Board of Directors may be held through joint attendance (including by conference call) or *in absentia* voting.

14.12 In determining whether there is a quorum and the results of voting at a session of the Board of Directors held through joint attendance the written opinion of a member of the Company's Board of Directors absent at the session shall be taken into account.

14.13 In adopting resolutions at a session of the Board of Directors each member of the Board of Directors shall have one vote. In adopting a resolution of the Board of directors the

Chairman of the Board of Directors shall have a deciding vote in the event of a tied vote of members of the Board of Directors.

14.14 The Chairman of the Company's Board of Directors shall organize the work of the Board of Directors, convene and chair its sessions, organize the keeping of minutes at sessions and ensure that effective functioning of the committees of the Board of Directors.

14.15 The Board of Directors may appoint a deputy Chairman of the Board of Directors. In the absence of the Chairman of the Company's Board of Directors his functions (including the right to sign documents) shall be performed by his deputy and, in the absence of the latter is - by one of the members of the Board of Directors pursuant to a resolution of the Company's Board of Directors, adopted by a majority of votes of members participating in the session.

15. COMPANY'S MANAGEMENT BOARD

15.1 The Management Board is the collective executive body organizing the implementation of resolutions of the Company's General Meeting of Shareholders and Board of Directors.

15.2 The number of members and members of the Management Board shall be determined by a resolution of the Company's Board of Directors upon proposal from the General Director and members of the Company's Board of Directors.

15.3 The Management Board shall be constituted for a term to be determined by the Company's Board of Directors when appointing its members.

Pursuant to a resolution of the Company's Board of Directors the authority of any member (all members) of the Company's Management Board may be terminated early.

In the event that the authority of individual members of the Management Board are terminated early the authority of newly appointed members of the Management Board will remain effective within the term for which the Company's Management Board was constituted.

15.4 The following matters relating to management of the Company's day-to-day activities will be referred to the authority of the Company's Management Board:

1) developing proposals relating to the principal directions of activity of the Company, including drafts of the annual budget, mid-term and long-term budgets, development strategies and programs for the Company and proposals relating to amendments to such documents;

2) resolving matters referred to the powers of the supreme governing bodies of not-for-profit organizations where the Company is the sole founder (member) except for not-for-profit organizations where the supreme governing body is formed without participation of the founder (member);

3) determining the Company's staff and social policy;

4) approving the internal document regulating the general provisions for working incentives and considering and adopting resolutions on conclusion of collective agreements and contracts;

5) preparing materials and draft resolutions on matters to be considered by the General Meeting of Shareholders or Board of Directors and presenting materials to committees of the Board of Directors;

6) organizational and technical support of the activities of the Company's bodies;

7) determining the technical, financial, economic and pricing policies of the Company and its branch offices;

8) determining accounting policy and supervising improvements to accounting and administrative methods and the adoption of international accounting standards for the Company and its branch offices;

9) determining the methods for planning, budgeting and financial control for the Company and its branch offices;

10) determining security policies for the Company and its branch offices;

11) determining the procedure for allocating assets to branch offices and withdrawal of allocated assets from branch offices;

12) determining the number of members of the collective executive bodies of branch offices, appointing them, terminating their authority early and approving the regulations on branch offices' collective executive bodies;

13) preliminary approval of candidates for the position of deputy heads and chief accountants of branch and representative offices and relieving them of their duty;

14) approving the terms of agreements (supplementary agreements) with members of branch offices' collective executive bodies and the deputy heads and chief accountants of branch and representative offices and considering matters within the authority of the Management Board pursuant to such agreements;

15) approving branch offices' quarterly budgets and amending such documents;

16) analyzing the results of performance of the Company's structural subdivisions, including separate structural subdivisions, and developing binding instructions for improvement of their work;

17) approving internal documents regulating matters within the authority of the Company's Management Board, subject to of documents to be approved by the Company's General Meeting of Shareholders or Board of Directors;

18) approval of the organizational structure of the Company including main functions.

15.5 The Company's Management Board also has the right to adopt resolutions on other matters connected with the day-to-day management of the activities of the Company pursuant to the instructions from the Board of Directors or a proposal from the Company's General Director.

15.6 The procedure for convening and holding sessions of the Management Board and also the procedure for adoption of resolutions by the Management Board, the amount and procedure for paying compensations to members of the Management Board shall be established by the Regulation On the Management Board of the Company, to be approved by the Company's General Meeting of Shareholders.

15.7 The rights, duties and liability of members of the Management Board shall be determined in the agreement that each of them enters into with the Company. The Company's General Director shall sign the agreement on the behalf of the Company.

16. GENERAL DIRECTOR OF THE COMPANY

16.1 The General Director is the individual executive body managing the Company's day-to-day activities. The General Director shall be appointed by the Company's Board of Directors.

16.2 The General Director shall adopt resolutions on matters not referred to the authority of the Company's General Meeting of Shareholders, Board of Directors or Management Board pursuant to this Charter.

16.3 The General Director shall perform the functions of Chairman of the Company's Management Board.

16.4 The General Director shall act on behalf of the Company without a power of attorney, including representation of the interests of the Company, conclusion of transactions on behalf of the Company, approval of staff-lists and issue of orders and instructions binding upon all of the Company's employees.

The General Director's rights, duties, salary and liability shall be determined in the agreement that he enters into with the Company. The Chairman of the Company's Board of Directors shall sign the agreement on behalf of the Company.

The General Director shall be personally responsible for putting in place arrangements and creation of condition to protect state secrets in the Company, and for non-compliance with restrictions set forth by effective legislation on familiarizing with to information containing state secrets.

The General Director shall timely provide information to the Company according to requirements of applicable law, including notifications given to the Company in writing of his/her affiliation and changes therein, ownership of the Company securities, on intention to strike deals involving the Company securities or securities of its daughter (affiliated) companies, and disclose information on the deals involving such securities closed by him/her.

16.5 During the General Director's absence (illness, business trips, vacation etc.) the officer performing through the established procedure the duties of General Director shall have the right to issue power of attorneys on behalf of the Company.

16.6 The Company's Board of Directors may at any time adopt a resolution early terminating the authority of the Company's General Director and terminating the agreement with him.

17. COMPANY CORPORATE SECRETARY. OFFICE OF THE COMPANY CORPORATE SECRETARY.

17.1 Pursuant to a resolution of the Board of Directors a person may be appointed specifically to ensure that the bodies and officers of the Company comply with procedural requirements protecting the rights and interests of the Company's Shareholders – the Company Corporate Secretary.

17.2 The rights, duties, term of authority, salary and liability of the Company Corporate Secretary shall be specified in internal documents of the Company and in the agreement between the Company and the Company Corporate Secretary. The Chairman of the Board of Directors of the Company shall sign the agreement on behalf of the Company.

17.3 An office of the Company Corporate Secretary may be organized within the Office in order to ensure the effective performs of his duties by the Company Corporate Secretary. The structure, number and duties of the staff of the office shall be specified in an internal document of the Company approved by the Board of Directors.

18. SUPERVISION OF COMPANY FINANCIAL AND ECONOMIC ACTIVITY

18.1 In order to supervise financial and economic activity an internal audit commission and a special structural subdivision implementing internal supervision shall be created within the Company and an independent auditor shall be engaged.

18.2 The internal audit commission is an independent supervisory body of the Company. Its five members shall be elected at the annual General Meeting of Shareholders for the period up to the following annual General Meeting of Shareholders.

18.2.1 The authority of individual members or the all members of the internal audit commission may be terminated early by a resolution of the General Meeting of Shareholders.

In the event of early termination of the authority of members of the internal audit commission the authority of the new members of the internal audit commission shall remain in effect until the next annual General Meeting of Shareholders.

In the event that the number of members of the internal audit commission falls below half the number of elected members of the internal audit commission the Board of Directors must convene an extraordinary General Meeting of Shareholders to elect a new internal audit commission. The remaining members of the internal audit commission shall perform their functions until the new internal audit commission is elected at the extraordinary General Meeting of Shareholders.

18.2.2 The following matters a referred to the authority of the internal audit commission:

- verifying the accuracy of data in reports and other financial documents of the Company;
- discovering breaches of procedures established by legal acts of the Russian Federation on maintaining accounts and presenting financial reports;

- verifying the compliance with legal norms of the calculation and payment of taxes;
- discovering infringements of legal acts of the Russian Federation in accordance with which the Company conducts its financial and economic activity;
- assessing the economic feasibility of the Company's financial and economic operations.

18.2.3 The internal audit commission shall review the Company's financial and economic activity based on the Company's results for the year.

The Company's financial and economic activity shall also be reviewed:

at the initiative of the Company's internal audit commission;

pursuant to a resolution of the Company's General Meeting of Shareholders;

pursuant to a resolution of the Company's Board of Directors;

pursuant to a request of a shareholder (shareholders) of the Company holding a total of at least 10 percent of voting shares in the Company in respect of all matters within the authority of the General Meeting of Shareholders on the date that the request is presented.

18.2.4 Pursuant to a request of the internal audit commission, officers of the Company's management bodies must provide documents concerning the Company's financial and economic activity.

18.2.5 Working procedures for the internal audit commission and the amount and procedure for payment of the fees of members of the internal audit commission shall be determined in the Regulation On the Internal Audit Commission of the Company, to be approved by the General Meeting of Shareholders.

18.3 In order to ensure permanent internal supervision over performance of all economic operations a special structural subdivision shall be established within the Company that will be independent of the Company's executive bodies. The activity of such subdivision shall be under supervision of the Company's Board of Directors.

The functions of such structural subdivision, the procedure for performance of its activities and the procedure for appointing employees, requirements with respect to such employees shall be determined by an internal document approved by the Company's Board of Directors.

18.4 In order to verify and confirm the accuracy of the annual financial reports the Company shall each year engage a professional auditor, independent form any material interests connected with the Company or its shareholders.

18.4.1 The auditor shall audit the Company's financial and economic activity in accordance with legal acts of the Russian Federation on the basis of an agreement entered into with it.

18.4.2 The General Meeting of Shareholders shall approve the Company's auditor. The terms of the agreement to be entered into with the auditor, including the amount of fees payable for its services, shall be approved by the Company's Board of Directors.

18.4.3 The Company's activity must be audited at any time pursuant to a request of a shareholder with a total interest in the charter capital of 10 percent or more. Shareholders initiating an audit review shall submit to the Board of Directors a written request indicating the grounds of such request, the name of the shareholders and the quantity and category (type) of shares belonging to such shareholders and bearing the signature of the shareholder or its authorized representative. If the demand is signed by an authorized representative, a copy of the power of attorney must be attached to it.

19. COMPANY RECORDS AND REPORTS. INFORMATION ABOUT THE COMPANY.

19.1 The Company shall maintain accounts and present financial reports through the procedure established by effective legislation of the Russian Federation.

19.2 [no 19.2]

19.3 The Company's financial year begins on 1 January and ends 31 December of the calendar year.

19.4 The Company's General Director will be liable for the organization, compilation and accuracy of accounts of the Company, the prompt filing of the annual report and other financial reports with the relevant bodies and also information on the Company's activities to be presented to shareholders, creditors and the mass media in accordance with effective legislation.

19.5 The accuracy of information contained in the Company's annual report and annual accounts shall be confirmed by the Company's internal audit commission.

19.6 The Company's annual report is subject to preliminary approval by the Company's Board of Directors no later than 30 days before the date of the annual General Meeting of Shareholders.

The Company must provide shareholders with access to the documents listed in Article 89.1 of the Federal Law 'On Joint Stock Companies' through the procedure and within the deadlines specified in Article 91 of the Federal Law 'On Joint Stock Companies'.

The information provided in Article 92 of the Federal Law 'On Joint Stock Companies' shall be publicly available.

19.7 The Company shall organize storage of documents in accordance with Article 89 of the Federal Law 'On Joint Stock Companies'.

The Company shall store documents at the following address: Moscow, 6 Degtyarniy Pereulok, Building 2.

20. REORGANIZATION OF THE COMPANY

20.1 The Company may be voluntarily reorganized pursuant to a resolution of the General Meeting of Shareholders. Other grounds and procedures for reorganization the Company are determined by effective legislation of the Russian Federation.

20.2 The Company may be reorganized in the form of merger, takeover, division, spin-off or reformation into another organizational-legal form, through the procedure provided by the Federal Law 'On Joint Stock Companies'.

21. LIQUIDATION OF THE COMPANY

21.1 The Company may be voluntary liquidated pursuant to a resolution of the General Meeting of Shareholders or pursuant to a court judgement, under circumstances and through the procedure provided by effective legislation.

21.2 Under circumstances provided in effective legislation of the Russian Federation the Company must adopt a resolution for its voluntary liquidation.

21.3 If in the event of the Company's voluntary liquidation, its assets are insufficient for settlements with all Company creditors, the Chairman of the Company's liquidation commission appointed by the General Meeting of Shareholders must apply to an arbitration court for the implementation of simplified bankruptcy procedures of a debtor in liquidation with respect to the Company.

21.4 Liquidation will entail termination of the Company's activity without rights or duties being transferred to other parties through legal succession.
In the event of reorganization, liquidation of the Company or termination of activities involving state secret information the Company shall ensure safety of the information and its medium through development and implementation of a system of confidentiality enforcement, information protection, measures to counter technical means of intelligence gathering, security and fire prevention.

21.5 In the event liquidation of the Company (subject to liquidation pursuant to a court judgement) the Meeting of Shareholders shall approve a liquidation commission, determine the procedure and period for liquidation and establish the deadline for presentation of creditors' demands, which may not be less than two months following the date that notice of the Company's liquidation is published.

Upon appointment of the liquidation commission all authority in managing the Company's affairs shall be transferred to it.

21.6 The liquidation commission shall:

a) place notice of the Company's liquidation and the deadlines for presentation of creditors' demands in an appropriate body of the press;

b) undertake measures to identify creditors and obtain accounts receivable and notify creditors in writing of the Company's liquidation;

c) upon expiry of the period for presentation of creditors' demands, compile an interim liquidation balance sheet specifying the assets of the Company in liquidation, demands presented by creditors and the results of consideration thereof. The interim balance sheet shall be approved by the General Meeting of Shareholders upon agreement with the agency that conducted the state registration of the Company in liquidation;

d) in the event that the Company's monies are insufficient to settle creditors' demands, to sell other Company assets at public auction, through the procedure established for enforcement of court judgements;

e) make monetary payments to Company creditors through the procedure and in the order of priority established by the Civil Code of the Russian Federation in accordance with the interim balance sheet starting on the date of its approval, with the exception of creditors of the fifth order of priority, payments to whom shall be made one month after the date of approval of the interim balance sheet;

f) after completion of settlements with creditors the liquidation commission shall compile a liquidation balance sheet, to be approved by the General Meeting of Shareholders upon agreement with the agency that conducted the state registration of the Company in liquidation;

g) through the established procedure, distribute Company assets remaining after settlements with creditors amongst shareholders, in the following order of priority:

as a first priority, payments shall be made with respect to shares that must be repurchased pursuant to Article 75 of the Federal Law 'On Joint Stock Companies';

as a second priority, payments of accrued but outstanding dividends on preferred shares and the liquidation value of Type A preferred shares as determined by the Company Charter shall be paid;

as a third priority, the assets of the Company in liquidation shall be distributed amongst shareholders holding common shares.

Assets shall be distributed to shareholders of each subsequent order of priority after assets have been distributed to shareholders of the preceding order of priority in full.

21.7 Liquidation of the Company will be deemed complete and the Company to have ceased to exist from the moment the state registration agency makes the relevant record in the Unified State Register of Legal Entities.

Interregional Inspectorate of the Federal Tax Service of Russia #13 of Moscow region

The record in the Unified State Register of Legal Entities was made on July 24, 2005

Main State Registration Number (MSRN): 1025006174710

State Registration Number: 2055009332761

Position of the authorized person of the registering authority: Deputy Head of the Interregional Inspectorate of the Federal Tax service #13 of Moscow region L.N. Shchukina

Signature________

Seal

82-5198

QUARTERLY REPORT

Open Joint-Stock Central Telecommunication Company

Code of the Issuer: 00194-A

for the II quarter of 2005

Domicile: 23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia
Mailing address: 6 Degtiarny Pereulok, Building 2, GSP-3, Moscow, 125993, Russia
The information in this quarterly report is disclosed pursuant to applicable law of the Russian Federation on securities.

General Director of OJSC CenterTelecom ____________________ R.A. Amaryan
Date: August 11, 2005

Acting Chief Accountant of OJSC CenterTelecom ____________________ L.V. Buryanova
Date: August 11, 2005 Seal

Contact person: ***Ms. Natalia Sudareva, Deputy Director, Department of Securities and Corporate Management***
Tel.: ***(+7 095) 209-38-49***
Fax: ***(+7 095) 793-24-38***
e-mail: ocb@centertelecom.ru
The information disclosed in this quarterly report is posted at: www.centertelecom.ru

TABLE OF CONTENTS

Introduction

Full registered name of the Issuer.

Открытое Акционерное Общество "Центральная телекоммуникационная компания" (in Russian)
Open Joint-Stock Central Telecommunication Company

The abbreviated name of the Issuer.

ОАО "ЦентрТелеком" (in Russian)
JSC CenterTelecom

Domicile, mailing address and contact data of the Issuer.

Domicile: ***23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia***
Mailing address: ***6 Degtiarny Pereulok, Building 2, GSP-3, Moscow, 125993, Russia***
Tel.: ***(+7 095) 209-3434*** Fax: ***(+7 095) 209-3007***
e-mail: info@centertelecom.ru
Website where the full text of the Issuer's quarterly report is posted: http://www.centertelecom.ru

Overview of the outstanding (placed) securities:

Shares issued by the Issuer.

Type of the securities: ***ordinary registered book-entry shares****
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR3.00***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***1 578 006 833 (one billion five hundred seventy eight million six thousand eight hundred and thirty three) shares***

Type of the securities: ***preference registered book-entry Class A shares****
Type: ***preference Class A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR3.00***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***525 992 822 (five hundred twenty five million nine hundred ninety two thousand eight hundred and twenty two) shares***

Overview of the bonds issued by the Issuer.

Category of securities: *book-entry registered series 1-K bonds*
Series: ***1-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***11 397***

Category of the securities: ***registered book-entry bonds series 2-K***

Series: ***2-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 000***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***260***

Category of the securities: ***registered book-entry bonds series 3-K***
Series: ***3-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***5 396***

Category of the securities: ***registered book-entry bonds series 4-K***
Series: ***4-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 000***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***70***

Category of the securities: ***registered book-entry bonds series 5-K***
Series: ***5-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 3 600***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***498***

Category of the securities: ***registered book-entry bonds series 6-K***
Series: ***6-K***
Type: ***interest-bearing***
Form of the securities: ***registered documented bonds***
Nominal value of one bond of the issue: ***RUR 1 500***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***499***

Category of the securities: ***registered book-entry bonds series 7-K***
Series: ***7-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***499***

Category of the securities: ***registered book-entry bonds series 8-K***
Series: ***8-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***

Nominal value of one bond of the issue: ***RUR 1 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***500***

Category of the securities: ***registered book-entry bonds series 9-К***
Series: ***9-К***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***50***

Category of the securities: ***registered book-entry bonds series 10-К***
Series: ***10-К***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***200***

Category of the securities: ***registered book-entry bonds series 11-К***
Series: ***11-К***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 1 500***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***500***

Category of the securities: ***registered book-entry bonds series 2-И***
Series: ***2-И***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 50***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***212 701***

Category of the securities: ***registered book-entry bonds series 3-И***
Series: ***3-И***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 6 000***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***349***

Category of the securities: ***registered book-entry bonds series 4-И***
Series: ***4-И***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR 4 000***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***68***

Category of the securities: ***registered interest-bearing non-convertible series 03 bearer bonds***
Series: ***03***
Type: ***interest-bearing***

Form of the securities: ***documentary bearer bonds***
Nominal value of one bond of the issue: ***RUR 1 000***

Placement price: ***RUR 1 000 руб.***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***2 000 000***

Type, category (class), series (for bonds):
Type of securities: ***bonds***
Series: ***04***
Class: ***interest-bearing***
Full name of the securities of the issue: ***interest-bearing documentary non-convertible series 04 bearer bonds to be centrally kept with a custodian***
quantity of securities to be placed: ***7 000 000 (seven million) bonds.***
Quantity of the actually placed securities: ***5 622 595 (five million six hundred twenty two thousand five hundred and ninety five) bonds***
nominal value (if a nominal value is required by the Russian law): ***RUR 1 000 (one thousand roubles)***

This quarterly report contains estimates and forecasts of the authorized governing bodies of the Issuer regarding future events and/or developments, development outlook for the industry where the Issuer does business, and results of the Issuer's business activities, including the Issuer's prospects and plans, probability of certain event occurrences and undertaking certain actions. Investors are advised not to rely fully on the estimates and forecasts made by the Issuer's governing bodies, as actual results of the Issuer's activities in future may deviate from the forecast ones due to a number of reasons. Purchases of securities carry inherent risks outlined in this quarterly report.

I. Background of persons-members of the Issuer's governing bodies, information on bank accounts, the auditor, appraiser, and financial consultant of the Issuer, and other persons who signed the quarterly report

1.1 Members of the governing bodies of the Issuer

The Board of Directors of the Issuer.

The Board Chairman: ***Mr. Valery N. Yashin, born in 1941***

Members of the Board of Directors:

Mr. Ivan N. Mazalov, born in 1972
Mr. Ruben A. Amaryan, born in 1949
Mr. Valery V. Degtyarev, born in 1957
Mr. Boris Dm. Antonyuk, born in 1949
Mr. Sergei I. Kuznetsov, born in 1953
Mr. Alexander P. Gribov, born in 1972
Mr. Andrei V. Beskorovayny, born in 1958
Mr. Dmitry A. Milovantsev, born in 1971
Mr. Alexander N. Kiselyev born in 1962
Mr. Grigoriy M. Finger, born in 1966

The sole person executive body of the Issuer – the General Director

Mr. Ruben Andronikovich Amaryan, born in 1949

Collective executive body – the Management Board of the Issuer

Mr. Ruben A. Amaryan, born in 1949 – the Chairman of the Management Board
Mr. Arevshad A. Vartanyan, born in 1958
Ms. Ella M. Zhuravleva, born in 1961
Ms. Raisa P. Konstantinova, born in 1954
Mr. Aleksey A. Lokotkov, born in 1950
Mr. Nikolay V. Mezhuev, born in 1962
Mr. Maksim A. Pegasov, born in 1966
Mr. Alexander I. Polnikov, born in 1943
Mr. Sergey V. Pridantsev, born in 1967
Ms. Tatyana N. Sotskova, born in 1958
Mr. Valeriy P. Sychev, born in 1947

1.2 Information on bank accounts of the issuer

List of OJSC CenterTelecom bank accounts as of June 30, 2005

Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Settlement account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account of the bank branch	Account type (income/budgetary)
OJSC «CenterTelecom»/General Directorate	Closed Joint-Stock Company Commercial Bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	subsidiary of ZAO CB GUTA-BANK - GUTA MGTS	14/7 Sukharevskaya Square, Moscow, 107045, Russia	7710353606	40702810400010017541	044583153	30101810200000000153	settlement
OJSC «CenterTelecom»/General Directorate	Joint-Stock Commercial Bank Promsvyaz bank (Closed Joint-Stock Company)	ACB Promsvyaz bank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	ACB Promsvyaz bank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810000120612326	044583119	30101810600000000119	settlement
OJSC «CenterTelecom»/General Directorate	Joint-Stock Commercial Bank Moscow Business World (Moskovsky Delovoy Mir - Open Joint-Stock Company)	ACB MDM-Bank (OAO)	33 Kotelnicheskaya Embankment, Building 1, Moscow, 115172, Russia	ACB MDM-Bank	33 Kotelnicheskaya Embankment, Building 1, Moscow, 115172, Russia	7706074960	40702810100010026721	044525466	30101810900000000466	settlement

OJSC «CenterTelecom»/General Directorate	Joint-Stock Commercial Bank ROSBANK (Open JSC)	ACB Rosbank (OAO)	11 Mashi Poryvaevoy Street, Moscow, 107078, Russia	Additional office Volokolamskoe, ACB Rosbank	1 Volokolamskoe Shosse, Moscow, 125080, Russia	7730060164	40702810830020011606	044525256	30101810000000000256	settlement
OJSC «CenterTelecom»/General Directorate	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow, 109544, Russia	7707083893	40702810740020100852	044525225	30101810400000000225	settlement
OJSC «CenterTelecom»/General Directorate	Open Joint-Stock Company Vneshtorgbank	Open JSC Vneshtorgbank	16 Kuznetski Most Street, Moscow, 103031, Russia	Open JSC Vneshtorgbank	5 Marxistskaya Street, Moscow, 109147, Russia	7702070139	40702810000090220287	044525187	30101810700000000187	settlement
OJSC «CenterTelecom»/General Directorate	Open Joint-Stock Company ALFA-BANK	OAO ALFA-BANK	27 Kalanchevskaya Street, Moscow, 107078, Russia	OAO ALFA-BANK	12 Krasnaya Presnya Street, building 1, Moscow, 123242, Russia	7728168971	40702810201400000637	044525593	30101810200000000593	settlement
OJSC «CenterTelecom»/General Directorate	"Bank of Moscow" (Open Joint-Stock Company)	OJSC "Bank of Moscow"	8/15 Rozhdestvenka Street, building 3, Moscow, 107996, Russia	«Nikolskoye» branch of OJSC « Bank of Moscow»	8/15 Rozhdestvenka Street, building 3, Moscow, 107996, Russia	7702000406	40702810200510000613	044525219	30101810500000000219	settlement
Belgorodski subsidiary of OJSC CenterTelecom	Commercial Joint-Stock bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Belgorod subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810800000013101	044583119	30101810600000000119	settlement

Belgorodski subsidiary of OJSC CenterTelecom	Commercial Joint-Stock bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyaz bank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Belgorod subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810100120612336	044583119	30101810600000000119	settlement
Bryanski subsidiary of OJSC CenterTelecom	Commercial Joint-Stock bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyaz bank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Bryanski subsidiary of ACB Promsvyaz bank	2 Staleliteynaya Street, Bryansk, 241038, Russia	7744000912	40702810320000388801	041501777	30101810800000000777	settlement
Bryanski subsidiary of OJSC CenterTelecom	Commercial Joint-Stock bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyaz bank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Bryanski subsidiary of ACB Promsvyaz bank	2 Staleliteynaya Street, Bryansk, 241038, Russia	7744000912	40702810620000388802	041501777	30101810800000000777	settlement
Vladimirski subsidiary of OJSC CenterTelecom	Open JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810800261001682	041708716	30101810200000000716	settlement
Vladimirski subsidiary of OJSC CenterTelecom	Open JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810100262001682	041708716	30101810200000000716	settlement
Voronezhski subsidiary of OJSC CenterTelecom	Commercial Joint-Stock bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyaz bank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Voronezh subsidiary of ACB Promsvyaz bank	78 20let Oktyabrya Street, Voronezh, 394006, Russia	7744000912	40702810200010000319	042007882	30101810700000000882	settlement
Voronezhski subsidiary of OJSC CenterTelecom	Commercial Joint-Stock bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyaz bank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Additional branch «Central» of ACB Promsvyaz bank	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810800120612335	044583119	30101810600000000119	settlement

Kaluzhski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kaluzhskoe branch of SB of RF #8608	63 M. Gorkogo Street, Kaluga, 248003, Russia	7707083893	40702810322240104184	042908612	30101810100000000612	settlement
Kaluzhski subsidiary of OJSC CenterTelecom	Kaluzhski gas and energy stock bank Gasenergobank (Open JSC)	ACB Gasenergo bank OAO (Kaluga)	4 Plekhanova Street, Kaluga, 248030, Russia	Kaluzhski gas and energy stock bank Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia	4026006420	40702810500000000687	042908701	30101810600000000701	settlement
Kurski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596	67 Lenina Street, Kursk, 305004, Russia	7707083893	40702810133020103140	043807606	30101810300000000606	settlement
Kurski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow, 109544, Russia	7707083893	40702810040020101027	04525225	30101810400000000225	settlement
Lipetski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Lipetskoe branch#8593 Lipetsk	2 Pervomayskaya Street, Lipetsk, 398600, Russia	7707083893	40702810435000102700	044206604	30101810800000000604	settlement
Lipetski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Lipetskoe branch#8593 Lipetsk	2 Pervomayskaya Street, Lipetsk, 398600, Russia	7707083893	40702810535000102710	044206604	30101810800000000604	settlement
Moscow subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyaz bank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	2 Volokolamskoe Shosse, building 1, Moscow, 109052, Russia	7744000912	40702810700120612338	044583119	30101810600000000119	settlement
Moscow subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock	ACB Promsvyaz bank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052,	ACB Promsvyazbank (ZAO)	2 Volokolamskoe Shosse, building 1, Moscow, 109052,	7744000912	40702810400120612337	044583119	30101810600000000119	settlement

	Company)		Russia		Russia					
Moscow subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	2 Volokolamskoe Shosse, building 1, Moscow, 109052, Russia	7744000912	40702810400120612375	044583119	30101810600000000119	settlement
Orlovski Subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Orel city	8 Brestskaya Street, Orel, 302028, Russia	7707083893	40702810047000110794	045402601	30101810300000000601	settlement
Orlovski Subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Orel city	8 Brestskaya Street, Orel, 302028, Russia	7707083893	40702810347000110795	045402601	30101810300000000601	settlement
Ryazanski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ryazanskoe branch of SB 8606	19 Pozhalostina Street, Ryazan, Russia	7707083893	40702810353000161505	046126614	30101810500000000614	settlement
Ryazanski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open JSC)	SBERBANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Ryazanskoe branch of SB 8606	19 Pozhalostina Street, Ryazan, Russia	7707083893	40702810653000161506	046126614	30101810500000000614	settlement
Smolenski subsidiary of OJSC CenterTelecom	Inter-regional commercial bank for development of telecommunications and information (Open JSC)	MCB Svyazbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Smolenski branch of OAO ACB Svyaz-Bank	5 Panfilova Street, Smolensk, 215018, Russia	7710301140	40702810100291000196	046614737	30101810400000000737	settlement

Smolenski subsidiary of OJSC CenterTelecom	Commercial Joint-Stock bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyaz bank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Smolensk subsidiary of ACB Promsvyaz bank	7a Przhevalskogo Street, Smolensk, 214000, Russia	7744000912	40702810720000894302	046614720	30101810200000000720	settlement
Tambovski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Office #8594 of AC Saving Bank of the RF (OJSC), Tambovskoe Branch	130 K. Marx Street, Tambov, Russia	7707083893	40702810061000103297	046850649	30101810800000000649	settlement
Tambovski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow, 109544, Russia	7707083893	40702810740020101026	044525225	30101810400000000225	settlement
Tverskoy subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow, 109544, Russia	7707083893	40702810040020101111	044525225	30101810400000000225	settlement
Tverskoy subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Open Joint-Stock Company)	SAVING BANK OF RUSSIA (OAO)	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow, 109544, Russia	7707083893	40702810340020101112	044525225	30101810400000000225	settlement
Tulski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyaz bank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810500120612334	044583119	30101810600000000119	settlement

Tulski subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810300120612301	044583119	30101810600000000119	settlement
Verkhnevolzhsky subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 2, 3, 22, Moscow, 109052, Russia	Yaroslavski Branch of ACB Promsvyazbank	16 Respublikanski Pr., Yaroslavl, 150003, Russia	7744000912	40702810610000212901	047888707	30101810800000000707	settlement
Verkhnevolzhsky subsidiary of OJSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Closed Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 2, 3, 22, Moscow, 109052, Russia	Yaroslavski Branch of ACB Promsvyazbank	16 Respublikanski Pr., Yaroslavl, 150003, Russia	7744000912	40702810910000212902	047888707	30101810800000000707	settlement

1.3 Auditor of the Company

Full corporate name of the auditor: ***Limited Liability Company Ernst&Young***
Abbreviated name: ***Ernst&Young Ernst&Young***
Location: ***77 Sadovnicheskaya nab., building 1, Moscow, 115035, Russia***
INN: ***7709383532***
Mailing address: ***77 Sadovnicheskaya nab., building 1, Moscow, 115035, Russia***
Telephone: ***7 (095) 755 9700*** Fax: ***7 (095) 755 9701***
e-mail: ***vadim.balashov@ru.eyi.com***
The auditor license:
License No: ***E002138***
Date of issue: **September *30, 2002***
Valid till: ***September 30, 2007***
License issuing body: ***Ministry of Finance of the Russian Federation***
Fiscal years for which the auditor carried out an independent audit of accounts and financial (accounting) statements: 2002, 2003, 2004.
The annual general meeting of shareholders approved ZAO Ernst&Young Vneshaudit as the auditor for 2004.

The annual general meeting of shareholders (held on June 30, 2005) approved Ernst&Young LLC as the auditor for 2005.

There were no special assignments for the auditor.

In Q1 2005 no contracts with audit companies have been concluded.

As of June 30, 2005 the outstanding debt of the Company to Ernst&Young Vneshaudit totaled RUR 1 724 thousand.

Factors which may affect the auditor's independence from the issuer, including the information about the significant interests connecting auditor (officers of the auditor) with the issuer (officers of the issuer):

The auditor (officers of the auditor) has no interest in the charter capital of the issuer.

No loans were granted to the auditor (officers of the auditor) in Q1 2005.

There are no close business relations (participation in promotion of the issuer's products/services, joint business activities in partnership, etc.), and family relations between the auditor and the issuer;

The issuer's officers are not at the same time officers of the auditor (auditors);

Tender procedure related to the auditor selection and its main terms and conditions: no tender procedures.

The Company auditor is a legal entity independent from JSC CenterTelecom.

Selection of the auditor:

The auditor is elected by a general meeting of shareholders of the Company. A shareholder (shareholders) owing on aggregate at least 2 per cent of voting shares of the Company is entitled to put issues on agenda of an annual general meeting of shareholders and propose nominees for governing and control bodies of the Company. Terms and conditions of a contract entered into with the auditor, including compensation package for its services, shall be approved by the Board of Directors of the Company.

There are no significant interests linking the auditor (officers of the auditor) and the issuer (officers of the issuer).

1.4. Appraiser of the Issuer

In Q2 2005 no appraiser was engaged by the Company for the following purposes:

- determination of the market price of securities being placed and already placed, outstanding (obigations under which are not performed);
- determination of the market price of property pledged as a security for placed bonds of the issuer secured by surety, or for placed bonds of the issuer secured by a pledge obligaitons under which are not performed;
- determination of the market price of fixed assets or immovable property of the issuer for which the issuer carried out revaluation reflected in other sections of the quarterly report;

provision of other services related to issuing securities, information on which is provided in the quarterly report.

1.5 Consultants of the issuer

Full corporate name: ***Open Joint-Stock Company Federal Stock Corporation***
Abbreviated name: ***JSC FSC***
Address: ***25 Ostozhenka Street, Moscow, 119034, Russia***
Contact telephone number: ***(+7 095)737-86-30, (+7 095)737-86-31***
Fax: ***(+7 095) 737-86-32***
e-mail: ***fsc@fscorp.ru***

License number and date of issue of a professional securities market participant; the authorities which issued the license:

License of a professional participant in the securities market to carry out broker activities:
License No: ***№ 077-06174-100000***
Date of issue: ***August 29, 2003***
Valid till: ***unlimited term of validity***
The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

License of a professional participant in the securities market to carry out dealer activities:
License No: ***№ 077-06178-010000***
Date of issue: ***August 29, 2003***
Valid till: ***unlimited term of validity***
The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

Services to be rendered by the consultancy: monitoring of disclosure by JSC CenterTelecom of the information in the following forms: notices of material facts, quarterly reports. Monitoring of information disclosure consists of verifying the timeliness of the information disclosure, completeness and compliance with the procedure of the disclosed information with provisions of effective regulations and applicable law of the Russian Federation, including regulations issued by the FCSM of Russia.

Internet page address to be used by the financial consultant for disclosure of information about the issuer: ***www.fscorp.ru***

1.6 Information on other persons who signed the quarterly report

No such other persons.

II. Basic information regarding the financial position and economic state of the issuer.

2.1 Financial and business performance of the issuer

Description	H1 2004	H1 2005
Net assets value of the issuer, RUR in thousands	15 119 753	15 856 742
Ratio of debt financing to capital and reserves, %	153.36	190.8
Ratio of short term liabilities to capital and reserves, %	94.16	76.71
Debt service payments covered, %	24.97	58.03

Overdue liabilities, %	2.76	2.05
Net asset turnover, times	3.59	4.37
Dividends share in profit, %	year-on-year	year-on-year
working efficiency, rubles per employee	176 854	202 011
ratio of depreciation to the earnings, %	10.3	12.7

In order to calculate the indicators given, we used the method recommended by Order of Russia's Federal Service for Financial Markets dated 16 March 2005 No. 05-5/pz-n.

The indicators were calculated as of the date of the reporting quarter-end (using accumulated data).

The amount of the Issuer's net assets for the 1st half of the current year as compared with the analogous period of last year increased by 4.9 % and exceeds substantially (2.5-fold) the size of the authorized capital. The difference between one's net assets and authorized capital is an indicator of the stability of one's financial condition.

In the 1st half of the year 2005, the amount of raised funds increased, mainly with regard to long-term borrowings, whose share in the total amount of borrowings increased up to 59.8 % in the analyzed period against 38.6 % in the first half of last year. This is caused by the fact that the raised funds are allocated to the implementation of the investment programme.

A reduction in the amount of short-term borrowings had an effect, in the reporting period, on the value of "The ratio of the amount of short-term liabilities to the capital and reserves" indicator.

As a result of the conducted work aimed at reducing accounts receivable, in the 1st half of the current year the indicator of the turnover of these accounts increased as compared with the respective period of last year.

2.2. Market Capitalization of the Issuer

Capitalization Information

The issuer's market capitalization for the last 5 completed financial years is as follows:

Calculation month	**Capitalization, USD**
December 2000	*101 354 959*
December 2001	16 226 717
December 2002	153 428 191
December 2003	690 638 646
December 2004	567 423 035
March 2005	801 987 594
June 2005	720 430 934

The issuer's securities are listed and admitted for circulation at MICEX Stock Exchange ZAO (CTLK, CTLKP), on the Classical Market of the Russian Trading System's Stock Exchange, Non-Profit Partnership (ESMO, ESMOP), the Stock Market of the Russian Trading System's Stock Exchange OAO (ESMOG, ESMOPG).

The description of the method (methods) of determining the issuer's market capitalization is as follows:

In order to calculate securities capitalization, the data represented at the official site of the Russian Trading System's Stock Exchange, Non-Profit Partnership were used.

The data were calculated on the basis of the two-way transactions entered into during a trading session.

Market capitalization is calculated as the number of the shares of stock of the respective category multiplied by the

average weighted price per share of this category, this price being calculated as based on the 10 largest transactions executed via the trade arranger on the securities market over the last month of the reporting period (or over the 3 months preceding the completion of each reporting period (according to Resolution of the Federal Commission for the Securities Market dated 2 July 2003 No. 03-32/ps).

Since June 2005, market capitalization has been calculated as the number of shares of the respective category multiplied by the average weighted price per share of this category, this price being calculated based on the 10 largest transactions executed via the trade arranger on the securities market in the month preceding the month in which the last reporting quarter ends (according to Order of Russia's Federal Service for Financial Markets dated 16 March 2005 No. 05-5/pz-n).

The issuer's capitalization for the year 2001 is determined as the number of preferred shares of stock multiplied by the average weighted price per share (with regard to ordinary shares, there were 3 transactions over the three months).

2.3. The Issuer's Liabilities.

2.3.1. Accounts Payable.

Name of accounts payable	Maturity	
	Under one year	Over one year
Trade payable, roubles	3 012 350 771	2 663 553 341
including overdue one, roubles	184 973 177	X
Accounts payable to the staff of the organization, roubles	232 846 012	0
including overdue ones, roubles	0	X
Accounts payable to the budget and state-owned extrabudgetary funds, roubles	590 903 381	36 438 292
including overdue ones, roubles	2 766 504	X
Credits, roubles	3 208 045 534	5 997 238 189
including overdue ones, roubles	312 507 853	X
Loans, total, roubles	2 730 684 765	8 145 162 434
including overdue ones, roubles	10 500	X
including bond loans, roubles	366 259 190	7 642 857 946
including overdue bond loans, roubles	0	X

Other accounts payable, roubles	1 504 650 242	681 850 153
including overdue ones, roubles	101 582 512	X
TOTAL, roubles	**11 279 480 705**	**17 524 242 409**
including total overdue accounts payable, roubles	**601 840 546**	**X**

(The data are represented with due account for line 630 of form 1 "Earnings payable to shareholders (founders)".)

The issuer's total amount of accounts payable and total amount of overdue accounts payable are as follows:

Name of accounts payable	As of 30 June 2005
Total amount of accounts payable, total, roubles	28 803 723 114
including the amount of overdue accounts payable, roubles	601 840 546

(The data are represented with due account for line 630 of form 1 "Earnings payable to shareholders (founders)".)

Debt to Vnesheconombank is the main part of overdue debt. At present the Ministry of Finance of the RF is developing a debt restructuring project; the issue of restructuring is being supervised immediately by Svyazinvest OAO.

In the 1st half of 2005, total accounts payable to RTK-Leasing OAO are 3,702,032 thousand roubles, which makes 10 % of the total amount of accounts payable (28,803,723 thousand roubles):

the creditor's full tradename: ***RTK-Leasing Open Joint Stock Company***;

the short tradename: ***RTK-Leasing OAO***;

located at ***5 Delegatskaya Str., Moscow 103091, the RF***;

place of business: ***bldg. 2a, 42 Schepkin Str., Moscow 129110, the RF***;

the amount of accounts payable (as of 30 June 2005): ***3,702,032 thousand roubles***;

the amount of overdue accounts payable: ***no overdue accounts payable.***

The said creditor is not the Issuer's affiliate.

2.3.2. Credit History of the Issuer

There are no credit contracts and loan ones that have the principal amount of 5 and more per cent of the balance-sheet value of the assets as of 30 June 2005.

The balance-sheet value of the assets as of 30 June 2005 is 44,666,500 thousand roubles. Five per cent of the balance-sheet value of the assets will make 2,233,325 thousand roubles.

Over last 5 completed financial years, there were no credit contracts and loan ones that had the principal amount of 5 and more per cent of the balance-sheet value of the assets.

2.3.3. The Issuer's Liabilities Arising from Securities Provided to Third Parties

The total amount of liabilities out of the security provided to those and the total amount of the third-party liabilities with whose regard the Company provided a security, including in the form of a pledge or guarantee, are as follows:

the liabilities value as of **30 June 2005,** 15,729,204 thousand roubles;

including:

the value of the pledge (the issuer's liability) as of 30 June 2005, 9,832,282 thousand roubles;

the amount of a guarantee of the liabilities issued to third parties, as of 30 June 2005, 3,209,493 thousand roubles.

In the 1st half of 2005, there were no liabilities of the issuer to provide security to third parties (including in the form of a pledge and guarantee), which liabilities would make no less than 5 % of the balance-sheet value of the assets (5 % of the balance-sheet value of the assets make 2,233,325 thousand roubles), as the above amounts include different liabilities, each of them being less than 5 %.

2.3.4. Other Liabilities of the Issuer

There are no other liabilities.

2.4. The Objectives of Securities Issues and Channeling the Proceeds from Placement of Issued Securities

The series 03 bond loan of JSC CenterTelecom in the amount of 2,000 mln roubles was placed in September 2003. The funds gained from the placement of the said bond loan were allocated to the repayment of short-term bridge credits and the payment of interest thereon to MDM-Bank and Troika Dialog Investment Company, that arranged the bond placement, in the amount of 800 mln roubles, to the investment activity of JSC CenterTelecom in the amount of 128 mln roubles, to VAT payment for September in the amount of 193 mln roubles, to services payment to Rosgossstrakh for the centralized insurance of the Company's telecommunication equipment in the amount of 47 mln roubles, to services payment to Rostelecom in accordance with concluded contract No. 2100/9755 in the amount of 51 mln roubles, and to services payment under a contract with Open Technologies ZAO in the amount of 111 mln roubles. 650 mln roubles were allocated to the redemption of the series 01 bond loan and to the payment of coupons thereon. (Series 01 bonds were redeemed in November 2003.)

The series 04 bond loan of JSC CenterTelecom was placed in August 2004. The Company allocated the funds in the amount of 5.622 bln roubles obtained from bond placement to the financing of investment operations.

A BRIEF DESCRIPTION OF THE LARGEST INVESTMENT PROJECTS

Projects aimed at providing subscribers with advanced communication services were given priority in the investment plan of the year 2004.

The investment projects as broken down by the line of communications development are as follows:

- **Cable television**

In the town of Kostroma, we plan to build a wideband hybrid (optic fibre) network of cable television. The network will enable us to implement the broadcasting of 12 television channels, the broadcasting of radio channels and data transmission (the Internet). The estimated number of subscribers is 60 to 70 thousand.

- **Multi-service networks (data transmission networks, Internet access, corporate networks)**

Construction is planned to be performed on the basis of Cisco equipment with the implementation of the trunk-network technologies of ATM Gigabit Ethernet, Frame Relay, MPLS, at the following branches: the Lipetsk one, the Tambov one, the Moscow one, and the Voronezh one. At the same time we plan to arrange video conferencing in order to provide corporate services and commercial ones (suppliers' tender), as well as arrange JSC CenterTelecom's data transmission network using the capabilities of RTComm.RU.

- **Call Centres**

We plan to install Proteus operator centres by the Leningrad Industrial Research-and-Development Institute for Communications, which will provide consultation services and reference information using a call distribution system.

- **Intelligent Networks**

Those are planned to be built on the basis of the equipment of the STK-Dialog hardware-and-software suite, at the Tver branch and the Voronezh one.

- **IP Telephony Networks**

We plan for construction on the basis of Cisco equipment at the Voronezh branch, the Tver one and the Tambov one and on the basis of Svetets equipment at the Orel branch.

According to preliminary forecasts, over the period that the issuer's securities remain outstanding, i. e. in the years

2005 to 2009, a steady inflow of monies from current operations is forecast, this inflow to be allocated to expenses repayment (including coupon payments and the redemption of the issuer's bonds of the 3d issue and the 4th one).

A cash flow forecast, including current, investment and financial operations, is as follows:

Cash flow forecast (thousand roubles)	**2005**	**2006**	**2007**	**2008**	**2009**
Cash inflow, including from the bond loan	47401160	56519624	65 250 837	70 640 313	85644506
Expenses, including coupon payment and bond redemption	47481401	56394224	65 328 191	70 707 599	85689428
Expenses payback	0.9983	1.0022	0.9988	0.9990	0.9995

2.5. Risks Related to Purchases of Outstanding (To Be Placed) Securities

2.5.1. Risks in Telecommunication Industry

The following are the main risk factors that the Company takes into account in conducting its operations:

1. Ongoing processes of the integration of alternative telecommunication companies into large international holdings

2. Risks associated with a possible change in prices of the raw materials and services that the Issuer uses in its operations. Such risks, above all, include those associated with a change in the tariffs of long-distance-communication operators as well as a change in prices of major equipment suppliers. Such risks do not affect the Issuer's operations much.

The risks associated with a change in prices of state-regulated communication services may entail a short-time decrease of demand for these services and the aggravation of competition. In this context JSC CenterTelecom will actively promote services provided at unregulated tariffs, thus preventing a material reduction in earnings.

It must be noted that JSC CenterTelecom takes into account possible negative consequences of the said risks and makes efforts to overcome those.

JSC CenterTelecom implements a marketing strategy whose main purpose is to preserve its market share, to increase the earning power of unregulated communications services, as well as to increase the Company's competitiveness on the communications services market.

The deterioration of the situation in the industry and of the Issuer's position on the market may be caused by the following economic factors:

- a decrease in demand on the part of the business sector due to a drop of world prices for energy carriers and non-ferrous metals;
- an overall drop in production volumes and a reduction in economic growth rates;
- the rates of rouble devaluation exceeding the rates of tariff growth, which will lead to a material growth in negative exchange-rate differences and the appreciation of servicing one's foreign-currency debt liabilities;
- growth of competition in the mobile telecommunication industry on the part of Russian and foreign communication operators, the expansion of operators of competing formats onto the mobile communications market;
- the Company's making of payments for traffic termination to other operators' network in accordance with the Federal Law "On Communications";
- a change in contractual relationships with Rostelecom OAO, whereby earnings from intercity and international communication services would not belong to the Company;

economic risks inherent in the Russian Federation in general, including the level of macroeconomic instability in the country, the existence of a probability of modifications in laws, as a result of which modifications the Issuer's profit may decrease, or the tightening of the procedure for the taxation of earnings from securities.

Should the situation develop in a negative way, the Issuer plans to use the following competitive advantages:

The list of the factors of the Issuer's competitiveness:

- a branched network infrastructure;
- a high quality of servicing, in spite of the growing customer base.

In addition, the Issuer plans:

- to optimize the structure of production costs;
- to revise the Company's investment programme;
- to adjust the Company's pricing and marketing policy;
- to modify the structure of provided services for profit maximization purposes.

JSC CenterTelecom manages the risks associated with the Company's operations. In general, one can estimate the effect that industry-specific risks have on the Issuer's operations and liabilities fulfilment with regard to securities as being a minimum one. The Company has a common network infrastructure on the territory of the Central Federal District. This enables it to render a wide range of services on the telecommunication market, to remain a competitive company and to increase the profitability of its services.

2.5.2. Sovereign and Regional Risks

SOVEREIGN AND REGIONAL RISKS

A FORECAST OF EMERGENCIES

1. Regional Risks (Risks Related to Possible Military Conflicts, the Announcement of the State of Emergency, and Strikes)

The Issuer is registered as a taxpayer and performs its main operations in Russia's Central Federal District, where the risks of military conflicts and the announcement of the state of emergency are estimated as being the minimum possible ones.

The social environment on the territory of the Issuer's operations is characterized as peaceful. The absence of pronounced inter-ethnic conflicts and religious extremism permits to perform one's economic operations subject to minimum social and political risks.

The Issuer cannot estimate the risk of an open military conflict and the announcement of the state of emergency in the region. Should the said circumstances occur, the Issuer will act in accordance with current laws.

2. Risks Related to the Geographical Peculiarities of the Region (Emergencies of a Natural Character)

A Forecast of Emergencies of a Natural Character

Solar and Geomagnetic Activity

Geomagnetic disturbances in the 2nd quarter are less pronounced (weaker) than in the 1st quarter of 2005. In the period of geomagnetic disturbances, people, especially the older generation, feel worse. Blood viscosity increases, which is dangerous in case of cardiovascular diseases. The number of infarctions rises, the risk that ischemic heart diseases and arterial hypertension would become more acute increases.

Climatic Risks

All the regions of the Central Federal Districts are affected by the risk of the occurrence of such emergencies (hurricanes, tornadoes, floods, rain showers, etc.) in the 2nd quarter of 2005.

The meteorological environment (the temperature regime) was, by and large, the same as annual average monthly temperatures over the entire quarter.

Deviations of climatic conditions from ordinary ones will not have a material effect on the Issuer's operations.

Natural Fires

The probability that large natural fires might occur on the territory of the Central Federal District remains high. However, should these occur, they will have a local character and will not have a material effect on the Issuer's operations.

An Earthquake

The probability that an earthquake might occur on the territory of the Central Federal District is unlikely in this period.

Floods and Waterlogging

There are no conditions for these emergencies to occur on the territory of the Central Federal District in this period.

Karst Processes

The hazard that karst processes might show themselves remains in the Moscow Region, the Tula one, the Kursk one and the Voronezh one. The activation of those is, as a rule, caused by the non-observance of construction standards and the standards of the operation of urban underground communications, as well as the violation of safety requirements in resource development.

A Forecast of Emergencies of a Technogenic Character

The following prevailed in the total structure of technogenic emergencies:

- large transport accidents;
- fires in the residential sector and production facilities;
- accidents in public utilities.

Transport Hazards

The greatest number of transport accidents, above all, railway ones, was observed in May to June, including in dangerous goods transportation.

The hazard that large accidents might occur in power systems, public utilities and transportation pipelines remains.

Accidents in this area may entail material additional financial expenses on the Issuer's part.

The Radiation Hazard

The districts where facilities that use nuclear reactors in their operations are deployed, i. e. the Moscow Region, the Kursk one, the Voronezh one, the Smolensk one, the Tver one and the Kaluga one, are hazardous with regard to radiation.

In day-to-day operations, there is no immediate threat to the operational staff and the communication facilities; however, the hazard that contingencies might occur, including the ones that involve a radioactivity discharge, remains.

The Chemical Hazard

Moscow and the Moscow Region, the Bryansk one, the Kursk one, the Tambov one, the Tver one, the Tula one, the Ryazan one, the Voronezh one, and the Yaroslavl one are affected by the risk in the first instance. The threat that a chemical hazard might occur remains, as there in no full guarantee (as of today) that a leak of chemically hazardous substances will be stopped on time. In case of an accident in one of chemically hazardous facilities, there may arise a large centre of chemical contagion (a trail), so losses among the staff of the communication facilities may be quite material.

Emergencies of a Biological-and-Social Character

The probability that infectious diseases might occur remained high in the 2nd quarter of 2005.

In May to June, a growth in the incidence of acute intestinal infections, including alimentary toxinfections and

viral hepatitis A, was observed. The emergence of the outbreaks is due to a high level of the bacterial contamination of water-supply sources.

In May to June, the number of cases of malaria (characteristic for Tajikistan and Azerbaijan) increased. The greatest number of cases of the disease was registered in Moscow and the Moscow Region.

The social-domestic and occupational environment contributed to an increase in the number of socially significant diseases, i. e. neuroses and other neurotic reactions. These affect all population strata.

High mortality of the population persisted. The possibility that negative consequences related to the dying-out and ageing of the state-forming peoples of the RF might occur has not been estimated to a sufficient extent so far.

The emergencies of a biological and social character, should they arise, will have a local character and will not have a material effect on the Issuer's operations.

In general, in the second quarter of 2005 the environment was characterized as peaceful. This enabled the Issuer to perform its economic operations subject to minimum risks.

2.5.3. Financial Risks.

The Issuer's operations are subject to such financial risks as the non-observance of time limits for credit repayment and interest payment and, as a consequence, commercial banks' application of penalties and increase in interest rates for using credit resources.

The amount of overdue debt with regard to borrowings, in relation to the total amount of borrowings for the first quarter, in an unsubstantial quantity. The Issuer's additional expenses associated with penalties for the late fulfilment of its obligations do not have any material effect on the Issuer's financial condition.

In the context of the Central Bank of the RF's reduction of refinance rates, the Issuer implements activities in order to modify the terms of the current credit contracts and agreements so as to reduce the cost of credits and works over the issues of the early repayment of expensive credits.

The exposure of the Issuer's financial condition (the Issuer's liquidity, sources of financing, operating results, and so on) to a change in currency exchange rates is as follows:

OJSC CenterTelecom has a number of liabilities with regard to credits, commodity credits, and leasing, these liabilities being denominated in foreign currencies, so a material change in a currency exchange rate may have an effect on the Company's financial condition.

The actions proposed by the Issuer in the case where a change in a currency exchange rate and interest rates has a negative effect on the Issuer's operations are as follows:

In the case of a material change in a currency exchange rate, the Issuer, in order to reduce the effect of this risk, proposes:

- *to optimize the structure of production costs;*
- *to revise the Company's investment programme;*
- *to increase the tariffs for rendered communication services;*
- *to adjust the Company's pricing and marketing policy;*
- *to change the structure of rendered services for profit maximization purposes.*

The effect that inflation has on securities payments is as follows:

Before the time limit for the Issuer's fulfilment of its obligations with regard to bond loans expires, "A Forecast of the Company's Economic Development for the Period of 2004 to 2010" provides for a faster growth of tariffs and the operational margin for the main rendered services as compared with the growth of inflation rates. The respective average annual inflation is estimated by the Issuer at the level of 10 to 12 %. This risk factor will not have a material effect on the financial indicators of the Issuer's operations and will not affect its ability to fulfil its obligations with regard to securities.

The inflation values critical for the Issuer and the actions proposed by the Issuer so as to reduce the inflation-caused risk are as follows:

In the Issuer's opinion, the critical values of inflation lie much higher than the inflation value forecast for the years 2005 to 2009 and are 30 to 40 % per annum. If critical values of inflation are attained, the Issuer will be increasing adequately the prices of its products, thus reducing the negative effect of the above factor. Should the inflation value exceed the said ones, the Issuer plans to increase the prices of the communication services that it sells, as well as to perform activities so as to reduce internal costs, take measures in order to reduce accounts receivable and to reduce their average maturities.

Those indicators of the Issuer's financial statements which are most exposed to a change as a result of the impact of the financial risks that affect the indicators of the Issuer's financial statements, the probability that these risks emerge and the character of changes in statements are as follows:

The Profit and Loss Statement
010 "Revenues from goods, products, works, and services sale"
020 "The cost price of goods, products, works, and services sold"
120 "Non-sale earnings"
130 "Non-sale expenses"
140 "Profit (loss) before tax"

A sharp change in inflation rates as compared with the forecast level is the main risk affecting the Issuer's financial statements.

Unless an adequate response follows in managing the Issuer's operations, inflation growth may cause an increase in the cost price of goods, products (works, services) sold and reflected in bookkeeping statements in line 020 of form No. 2 "The Profit and Loss Statement" and, as a consequence, cause a reduction in the profit (losses) reflected in line 140 of form No. 2.

Should the Issuer's management show an adequate response to the growth of inflation, its increase may fail to affect the operating results. Then, in form No. 2 "The Profit and Loss Statement", indicators in line 010 "Revenues from goods, products (works, services) sale" and line 020 "The cost price of goods, products (works, services) sold" will be increased.

2.5.4. Legal Risks.

The Issuer performs its main operations as a communication operator and does not export the communication services that it renders, as well as works or goods. In this connection legal risks take place mainly when the Issuer performs its operations on the domestic market, which is characteristic for most businesses that operate on the territory of the Russian Federation.

On the foreign market, the Issuer's legal risks are related to its performance of foreign-trade operations, including performance of foreign-trade contracts for communication equipment supply, works performance and services rendering.

In the reporting period, the Issuer concluded no foreign-trade contracts for communication equipment supply and leasing contracts participated by foreign suppliers. Under previously concluded leasing transactions participated by foreign suppliers of communication equipment, in which the Issuer acts as a lessee, the equipment purchased by lessors from foreign suppliers in order to pass it to the Issuer for leasing purposes has already been received from abroad and accepted by the lessors in association with the Issuer as the lessee.

In the area of foreign exchange laws:

On 19 June 2005, due to the approval of Federal Law dated 10 December 2003 No. 173-FZ, law of the Russian Federation dated 09 October 1992 No. 3615-1 "On Foreign Exchange Regulation and Foreign Exchange Control" lost force completely. No other federal laws in the area of foreign exchange regulation were approved or took effect in the reporting period. Foreign exchange control authorities approved a number of subordinate legal acts that do not bear any material risks for the Issuer.

In addition, resolution of the Government of the Russian Federation dated 16 May 2005 No. 302 "On the Procedure for Making Settlements and Transfers between Residents and Non-Residents in Cases Where Residents Provide Commercial Credits to Non-Residents for the Term of over 180 Calendar Days in the Form of Pre-Payment in Connection with the Performance of Foreign-Trade Operations" was approved, this resolution stipulating an obligation to make a provision for the amount of pre-payment and covering foreign-trade operations with regard to intellectual property objects, works

performance and services rendering, and in this connection there is a risk of making a provision for the pre-paid amounts under the contracts of these types.

Under other contracts, the Issuer has no risks related to changes in foreign exchange laws, as no foreign-trade contracts for communication equipment supply and leasing contracts participated by foreign equipment suppliers were concluded.

<u>In the area of tax laws</u>:

In the reporting period, federal laws made changes in the Tax Code of the Russian Federation; however, all the changes in tax laws that took effect in the reporting period are void of increased risks for the Issuer. At the subordinate legal act level, no legal acts having material importance for the Issuer in its performance of its operations were approved, either. The legal regulation of the issues being of importance for the Issuer mainly touched upon the procedural issues of the relationships of tax authorities and taxpayers, on recommendations and explanations regarding the issues of calculating and paying taxes, and so on.

For instance, by Order of the Federal Taxation Service dated 21 April 2005 No. SAE-3-02/173@, the order of the Ministry of Taxation of the RF dated 20 December 2002 No. BG-3-02/729 "On the Approval of Methodical Recommendations Regarding the Application of Chapter 25 "The Organizations' Profit Tax" of part two of the Tax Code of the Russian Federation" was recognized as being no longer effective.

Since 1 June 2005, the largest taxpayers, the Issuer among them, have been subject to order of the Federal Taxation Service dated 04 April 2005 No. SAE-3-01/138@ "On the Approval of Forms for the Reconciliation of Settlements with Regard to Taxes, Charges, Contributions, Informing Taxpayers on the State of Settlements with Regard to Taxes, Charges, Contributions, and Methodical Instructions on How to Fill the Forms In" (according to the version of order of the Federal Taxation Service dated 23 May 2005 No. MM-3-19/206@), which order approved the respective forms and the methodical instructions on how to fill those in. In addition, order of the Federal Taxation Service dated 23 May 2005 No. MM-3-19/206@ "On the Approval of a Certificate to the Effect That a Taxpayer Fulfilled its Obligation of the Payment of Taxes, Charges, Insurance Contributions, Late Payment Interest and Tax Penalties and Methodical Instructions on How to Fill It In" approved methodical instructions on how to fill the said certificate in and the certificate form effective since 1 July.

Therefore, in the reporting period the Issuer, being a bona fide taxpayer and having no overdue debt with regard to taxes and charges to budgets of all levels, due to its compliance with and the right application of the standards of tax laws, had no risks associated with changes in tax laws.

<u>In the area of customs laws</u>:

In the area of customs regulation, there were no material changes in laws, either; tax authorities approved a number of subordinate legal acts, including those with regard to customs procedures, the structure and powers of tax authorities, and others. For instance, resolution of the Government of the RF dated 10 June 2005 No. 367 elaborated on the functions of the Federal Taxation Service, and order of the Federal Taxation Service dated 20 May 2005 No. 469 "On the Competence of Tax Authorities to Perform Customs Operations with Regard to Goods Transported by Air" was issued, and so on.

However, since the Issuer, in the reporting period, concluded and performed no foreign-trade contracts for communication equipment supply, it bore no risks related to changes in customs laws.

<u>The legal risks related to changes in requirements to the licensing of the Issuer's main operations or the licensing of the rights to use the objects with restricted circulation are as follows:</u>

In accordance with the Federal Law "On Communications", the list of the names of the communication services to be entered into licences and the respective lists of licensing terms shall be stipulated by the Government of the RF and shall be elaborated on every year. Resolution of the Government of the RF dated 18 February 2005 No. 87 approved the list of the names of communication services and the list of licensing terms. Thereafter the licensing authority has been issuing licences in the communications area. In accordance with decree of the President of the RF dated 9 March 2004 No. 314 and resolution of the Government of the RF dated 30 June 2004 No. 318, it shall be the Federal Service for Supervision in the Communications Area that shall license operations in the area of communications.

The said law expands the information list to be submitted to the licensing authority so as to be granted a licence. For licence renewal as well as making modifications and additions related to a change in the radio frequency spectrum and the territory whereon the licence is effective, documents shall be submitted in the same volume as for licence granting.

There are no material legal risks that may emerge in accordance with a change, in the reporting period, in the judiciary practice regarding issues related to the Company's operations and that may have a negative effect on the results of its operations as well as the results of current legal proceedings.

2.5.5. Risks Inherent to the Activities of the Issuer.

In our opinion, the following may be included into material risks:

- legal actions whose price is equal to or exceeds 10 per cent of the balance-sheet value of the Company's assets;
- legal actions that prevent the performance of economic operations or aim towards the prohibition or termination thereof (actions to liquidate the Company, to recognize the Company and its subsidiaries and affiliates as being insolvent (bankrupt), to alienate property (assets), to contest rights arising out of licences and patents, to recover taxes and charges debt to the budget and extrabudgetary funds in a material amount).

In the reporting period, the Company did not participate in legal proceedings whose price would equal or exceed 10 per cent of the balance-sheet value of its assets.

Due to the above, one may state that there are no material legal risks related to the Company's participation in current legal proceedings.

Meanwhile, the Company is currently a party to a number of legal proceedings that touch upon current issues in the Company's operations, and the risk of an adverse judgement therein does not exceed the one that is usual for operations of such a kind.

Risks related to Lack of a Possibility to Renew a Licence

Risks related to lack of a possibility to renew a licence may be associated with:
1) a change in the standards of the current laws in the licensing area;
2) the re-organization of licensing authorities.

Risks Related to the Issuer's Possible Liability for the Debts of Third Parties, Including Its Subsidiaries

There are no said risks.

At present the Company has no risk of the loss of those consumers with which turnover accounts for no less than 10 per cent of the total revenue from the sale of the Issuer's products (works, services).

A risk related to the possibility to lose those consumers with which turnover accounts for no less than 10 % of the total revenues from sales is not inherent in the Issuer's operations and is currently estimated as being a minimum one.

III. Detailed profile on the Issuer

3.1. Background and history of the Issuer

3.1.1. Registered corporate name of the Issuer

In compliance with the Charter of OJSC CenterTelecom, approved by Minutes No. 10 of the GM dated February 20, 2003, long commercial name of the Issuer is Open joint-stock company Central Telecommunication Company, shortcut name – OJSC CenterTelecom.

The Company was set up in June 1994 (state registration certificate No, 127 dated June 20, 1994) as a consequence of rearrangement (conversion) of the state public enterprise of communication and informatization Rossvyazinform (SPECI), Moscow region, into the open joint-stock company Elektrosvyaz, Moscow region. Open joint-stock company Elektrosvyaz, Moscow region (shortcut name – OJSC Elektrosvyaz, Moscow region), was renamed into open joint-stock company Elektrosvyaz, Moscow region (amendments and supplements No. 3 to the Charter of the open joint-stock company Elektrosvyaz, Moscow region, approved by the Elektrosvyaz, Moscow region, shareholders' meeting, Minutes No. 3 dated June 27, 1997). The amendments were registered by the Moscow region Registration Chamber on July 23, 1997. On June 1, 2001, the Company was renamed into open joint-stock company Central Telecommunication Company, shortcut name – OJSC CenterTelecom.

3.1.2. Information about registration of the Issuer with state authorities

The Company was registered under Resolution of the Moscow region Administration Head No. 567-r dated June 9, 1994, state registration certificate No. 127 dated June 20, 1994.

The Company was renamed on July 23, 1997 in the Moscow region Registration Chamber, legal entity state registration certificate No. 50:10:00124.

In compliance with the Federal Law On state registration of legal entities, the Company was registered by the Inspectorate of the RF Ministry of Taxation in Khimki, Moscow region in the United State Register of Legal Entities on November 1, 2002, basic state registration number 1025006174710.

The certificate on an entry into the United State Register of Legal Entities on the legal entity registered before July 1, 2002 dated November 1, 2002 No. 001494534.

In pursuance of the decision adopted by the OJSC CenterTelecom GM (minutes No. 12 dated June 11, 2004), the Company's Regulations were amended; these amendments included expansion of the authorized capital. These amendments to the Regulations of OJSC CenterTelecom were registered by the Interregional Inspectorate of the RF Ministry of Taxation No. 13 in Moscow region (certificate on an entry into the United State Register of Legal Entities on state registration of amendments to constituent documents of a legal entity No. 2055009310200 dated March 17, 2005).

3.1.3. Evolvement and development of the Issuer

<u>*Issuer's life period:* **From June 1994 on**</u>

<u>**The Issuer was set up without date.**</u>

<u>Issuer's establishment and promotion history:</u>

OJSC CenterTelecom is one of the largest Russian telecommunications operators. The Company owns over 6 million access lines, it has a telecommunications infrastructure in the most densely populated federal region of Russia. This is where about 20% of the country's population lives. Industry, innovation sphere and agriculture are well developed here.

OJSC CenterTelecom users in 17 federation constituents are government institutions, individuals and major part of businesses. OJSC CenterTelecom possesses licenses for rendering of a wide range of telecommunication services, such as conventional telephone communication services, Internet access, data transmission, over-the-air and wired television, wire and VHF radio broadcasting, trunking, lease of channels and other resources. The company renders services of public communication network integration to other operators.

In the competitive environment, the Company conducts a positive marketing policy: it retains its leading position in the sphere of stationary telephony, builds up turnover of new services, whose rates are not regulated by the state.

In the sphere of conventional telephony, share of OJSC CenterTelecom in revenues on the whole and in all the regions accounts for over 75%. The drawdown rate is low. The Company accounts for 91% on the local communication market, while the market share in remote communication revenues equals to 85%. This position in the conventional services sector will be retained with the Company's anticipated rate of services development.

Competition is markedly severe in the Internet access market segment. Regional branches of OJSC CenterTelecom yet hold leading positions. 60% of corporate users on the average and about 70% of individuals use their services. In 2004, OJSC CenterTelecom accounted for about 57.7% on the Internet services market in the central federal region.

<u>Issuer's purposes:</u>

Company's major purposes are deriving of profit and provision of individuals, public authorities and other enterprises with communication services.

<u>Issuer's mission</u>:

OJSC CenterTelecom considers that its mission is to provide up-to-date high-quality telecommunication solutions and world-class service in the central federal region (CFR) with a purpose to:

- Satisfy customers' demands based on the custom-tailored approach
- Ensure growth of shareholders' income and contribute to social development of OJSC CenterTelecom business environment
- Establish long-term mutually beneficial partner's relations based on the principles of mutual confidence, good faith and exposure
- Ensure self-consistent development of each employee's capacity

Perform the function of a state communication operator.

3.1.4. Contact information

Issuer's place of performance*: the RF, 141400, Khimki, Moscow region, Proletarskaya st., 23*
Mail address: ***125993, GSP-3, Moscow, Degtyarny side-st., 6, building 2***
Place of performance of the Issuer's permanent executive department*: **141400, Khimki, Moscow region, Proletarskaya st., 23***
Telephone: (+7 ***095)209-34-34; Fax: (+7 095) 209-30-07***
E-mail*: **Info@centertelecom.ru;***
Internet site on the Issuer and its issued securities: ***www.centertelecom.ru***

Securities and Corporate Management Department:
Postal address: ***125993, GSP-3, Moscow, Degtyarny side-st., 6, building 2***

Shareholders support group
Telephone: (+7 ***095) 793-26-54; Fax: (+7 095) 793-26-54***
E-mail*: **vedeta@centertelecom.ru;***
Internet site: ***www.centertelecom.ru***

Investors relations department
Telephone: (+7 ***095) 209-57-21; Fax: (+7 095)209-58-15***
E-mail*: **kalin@centertelecom.ru***
Internet site: ***www.centertelecom.ru***

3.1.5. Taxpayer identification number

INN 5000000970.

3.1.6. Subsidiaries and representative offices of the Issuer

There were no changes related to the Company's subsidiaries and representative offices in the reporting quarter.

3.2. Core business activities of the Issuer

3.2.1. Industrial designation of the Issuer

OKVED - 64.20; 64.20.1; 64.20.3; 45.31; 74.20.4; 63.40; 50.20.1; 50.20.2; 50.20.3; 45.21.3; 45.21.4; 45.21.1; 74.13.1; 74.14; 55.12; 55.23.1.

3.2.2. Core business activities of the Issuer

Core business activity of OJSC CenterTelecom is rendering of communication services.
The share of profit from communication services (core business activities profit) in the total amount of revenue for Q2 2005 (reporting quarter) amounts to 98.5%.

Indices	Q2 2005
Revenue, th. rubles	6 621 883
Profit from communication services, th. rubles	6 525 462
Share of communication services profit in revenue, %	98.5

OJSC CenterTelecom performs its core activity in the RF.
Type of communication services that provided for 10% of revenue:

Provision of local telephone connection (call) – 45.83%;
Provision of long-distance and international telephone connection (call) – 34.46%.

Composition of income for Q2 2005, %

No.	Core activities	Q2 2005
1	Long-distance and international communication	34.46
2	Urban and rural telecommunication	45.83
3	Radio communication, radio broadcasting, television and satellite communication	0.2
4	Wireline broadcasting	2.31
5	Wireless radio broadcasting	0.99
6	Document electric communication	1.10
7	Profit from new telecommunication services (the concept was introduced in 2002)	4.46
8	Profit from communication operators (singled out since 2003)	9.01
9	Other communication services (non-core activities)	0.19
10	Profit from other sales (non-core activities)	1.46

Growth rate of profit from communication services for Q2 2005, %

No.	Core activities	Growth rate for Q2 2005/Q2 2004
1	Long-distance and international communication	96.61
2	Urban and rural telecommunication	123.65
3	Radio communication, radio broadcasting, television and satellite communication	145.48
4	Wireline broadcasting	90.36
5	Wireless radio broadcasting	81.65
6	Document electric communication	107.52
7	Profit from new telecommunication services (the concept was introduced in 2002)	137.50
8	Profit from communication operators (singled out since 2003)	115.21
9	Other communication services (non-core activities)	71.49
10	Profit from other sales (non-core activities)	103.91

Seasonality of communication services shows itself in an increased number of long-distance and international telephone

connections in the summertime, as well as in an increased number of telegraphic messages and decreased telephone connections with a time-based payment system.
Rate of growth in revenue from the local telecommunication (urban and rural) this year amounted to 23.65% comparing with the same period of the previous year and can be explained by the CenterTelecom's increase of the tariffs for these services and the increased volume of the services rendered (increase of the main telephone sets number). The significant revenue growth (45.48% and 37.5%) showed such subindustry as wireless communication, radio broadcasting, television, satellite communication, new communication services provision etc. The Company every year pays more and more attention to the development of up-to-date, advanced and essential communication services.

3.2.3. Principal types of products (works, services)

Dynamics of the communication services principal features changes that ensured over 10% of the total volume of rendered communication services for Q2 2005.

№	Description	Q2 2005				
		Unit of meas.	Range of service	Volume of revenue from rendering of a service, th. rubles	Share in the total revenue volume, %	Average revenue rate, rubles
1	2	3	4	5	6	7
1	Local telephone connection	Unit	6 309 713	2 522 039.7	38.09	399.71
2	Long-distance and international telephone connection	th. minutes	739 006	2 191 013.4	33.09	2.96

Composition of costs of OJSC CenterTelecom for Q2 2005, %

Name of cost items	Share in the total cost volume, %
Raw materials and consumables %	4.4
Purchased complementary parts, semi-finished goods, %	-
Production-type operations and services rendered by outside organizations, %	1.2
Fuel, %	1.0
Power, %	1.8
Labor costs, %	24.7
Interests on credits, %	-
Rent payment, %	1.8

Social needs assessments, %	6.2
Capital consumption depreciation, %	12.2
Taxes included into production costs, %	0.5
Other expenses (specify), %	0.0
Depreciation	-
Benefits	0.0
Compulsory	0.0
Expense	99.7
Other,%	0.0
Total: production and goods (works, services) sales costs (cost value), %	100
Product (works, services) proceeding, % to cost value	98.6

The composition of costs for communication services, production and sale that account for at least 10% of the total revenue volume (for OJSC CenterTelecom, this includes provision of local telephone communication and long-distance and international telephone connections) cannot be provided, since in the Company's branches this information is not reflected in the required cost items section.

New significant types of goods (works, services) offered by the Issuer on the market of its core activity to the extent corresponding to the public information on these types of goods (works, services) are as follows:

Active operations on initiation of Call-centers on which base is planned to render such services as telemarketing, HelpDesk and card platform support, have been started in 2004 and in 2005 they continue. In the future it is planned to increase functionality of Call-centers for outsourcing services provision.

The state of development of these types of goods (works, services):

Presently, the Central Federal Distict areas to introduce Call-centers are already defined.

- *The main Call-center (50 operator seats) is based on the Moscow branch of OJSC CenterTelecom (2004- 2006).*
- *Regional Call-centers are based on the following OJSC CenterTelecom branches:*

The 1st integration stage (2004)

- Kaluga (30 operator seats)
- Upper Volga (30 operator seats)

The 2nd integration stage (2006, subject to probable adjustment)

- Moscow branch (50 operator seats)
- Study to define the most attractive Company's branches to arrange CPCs – taken.

o

current status: accomplished

The following Call-centers integration measures have already been taken:

Preparation of initial data on services for the project to construct network Call-center

Elaboration of requirements to the software and equipment supplier to set up a network Call-center

Selection of the equipment and software supplier for Call-center on competition basis

Conclusion of an equipment and software supply contract for Call-center.

Equipment supply to Kaluga and Yaroslavl branches of OJSC CenterTelecom has been performed in full measure.

- . Upon completion of building and assembly works, the Avaya IVR system will be delivered to the Moscow branch of OJSC CenterTelecom.
- *The Call-center hardware/software work package in the Kaluga branch of the Company was completed. The*

Call-center software and functional were tested. According to the results of the test, the list of remarks was drawn up. The object is prepared for step-by-step operation testing:

- *The 1st stage: elaboration of the automated information update procedure in Call-center BD and its integration into other information systems of the branch - accomplished.*
- *The 2nd stage: installation of the ARM software into two-three operator seats and their adjustment when rendering services in the demand setup mode.*
- *The 3rd stage: installation of the ARM software into all the operator seats and Call-center adjustment as a whole.*
- *The program for training of maintenance personnel and operating staff of the Call-center of OJSC CenterTelecom Kaluga branch in operation of CPC hardware/software system is developed and approved;*
- *Maintenance personnel and operating staff have been trained in Call-center hardware/software system operation within the framework of the approved Program.*
- *The forecast plan for the growth of income from the services rendered on the base of the Call-center is being developed. The plan concerns the second half of 2005 and the first half of 2006.*
- *Elaboration of the unified package of Call-center services is under way..*

- *Hardware/software system is under installation in the Upper Volga branch of OJSC CenterTelecom. Call-center server equipment has been installed and made ready for commissioning. SVTs for ARM operators and maintenance personnel have been supplied, the computers has been renewed. Databases adjustment based on the BD server is under way. The server software has been commissioned. The client software has been installed at all ARMs. The testing is under way.*
- *«Program of Call-center administrative, technical and operators staff training» was developed and approved.*
- *«Procedure of Call-center acceptance for testing operations» was developed and approved.*
- *The premises intended for Call-center placement, including operator hall, server room, technical support service and utility rooms have been examined in the Moscow branch of OJSC CenterTelecom. The premises are being fitted for Call-center. Separate premises have been fitted within the framework of financial backup allocated in 2004-2005. Construction and assembly works in technical and technological premises were completed, operator hall is being fitted.*
- *The adjustment of services rendered on the basis of the Company's Moscow branch Call-center has been prepared at the first stage of the project.*
- *Design and development of a system project to set up a network Call-center – Contact Center (Call-center) is performed jointly with OJSC Giprosvyaz. A performance specification to develop design documentation for the project Construction of a network Call-center – Contact Center of OJSC CenterTelecom was prepared. A draft contract for design works has been developed under this arrangement; the contract has been transferred for approval to OJSC Svyazinvest.*
- *According to the Agreement on design operations signed with OJSC Giprosvyaz was received and sent to the branches.*

3.2.4. Raw materials and suppliers of the issuer.

As long as the principal activity of CenterTelecom is the communication services provision, no raw materials are used.

In Q2 2005 there were no suppliers of the Issuer for at least 10% of all supplies of tangible materials

The share of import in all supplies of the Issuer:

In Q2 2005import accounted for less than 10% of all supplies of the Issuer

Issuer's forecast for availability of these sources in the future and optinal alternative sources:

Full corporate name of the supplier	**Supplier's share in the total scope of delivery**
Open Technologies 98 CJSC	10%
CJSC «Technoserv»	12%

3.2.5. Markets for sales of the Issuer's products (works, services)

The Issuer's core activity on the market of the Central Federal District (CFD) is rendering of communication services. OJSC CenterTelecom renders services of access to the public telephone network, services of long-distance and international telephone connection, Internet and data transmission network services, communication channel lease services, wireline services, etc.

The Central Federal District which is the Company's sphere of interest, comprises 17 regions inhabited by about 20% of the RF population. According to the experts' opinion, the region accounts for 12.8% of the Russia's gross product (Moscow excluded), which corresponds to rather a high share as compared to other federal districts of Russia. According to the living standards, the region holds the 4th place among the Russian federal districts, according to per-capita income – only the seventh place. An uneven economic development of regions is typical of the CFD. The district is made up of the areas with both high maturity level – Moscow, Yaroslavl, Belgorod regions, and low maturity level – Kostroma, Ivanovo and Orel regions.

Over the recent few years, there has been a regular trend to redistribute income from different communication services to the advantage of nontraditional services, basically, cellular communication. The Central Federal District has not been an exception.

Since 1999, a share of fixed telephony in the revenue composition has been declining to the advantage of nontraditional communication services that have appeared due to the new industry technologies.

Factors that may adversely affect Issuer's sale of its goods (works, services):

- ☐ *Decline in production*
- ☐ *Decreased paying capacity of primary consumers*
- ☐ *Building up competence of alternative operators.*

Issuer's actions to mitigate the adverse effect:

1. *End of construction of multi-service networks (MSN), which provides for a significant extension of the rendered services range and amelioration of their quality at the same time.*
2. *Arrangement of package services based on up-to-date multi-service networks.*
3. *Extension of the equipped numbering capacity and increase in a number of users.*
4. *Application of open software in process improvement (especially for switching equipment).*
5. *Application of lease patterns when expanding production.*
6. *Availability of substituting services. (In particular, an IP telephony service is getting more and more widespread currently; provided the market situation changes in a certain way, this service may replace traditional far ranging communication).*
7. Usage of the affiliated companies' capacities.

3.2.6 Licenses granted to the issuer

Licenses for TV, radio and cable TV broadcasting.
Licenses issued by the Ministry of the Russian Federation for Publishing, TV and radio broadcasting and mass media.

№	License title	License number	Media entity	Mass media type	Date of issue	Valid till	License coverage area
1	***TV broadcasting***	***№ 7585***	Novokhoperskie Zori	On-air sound program broadcasting	27.08.2003	30.11.2005	The Voronezh region (Yelan'-Koleno and neighboring communities, Novokhopersk and neighboring communities)
2	***TV broadcasting***	***№ 7696***	Ternovskaya wave	On-air radio broadcasting	08.10.2003	29.04.2008	Ternovka community, Voronezh region
3	***Radio broadcasting***	***№ 8528***	Iva-Radio	Wireline sound program broadcasting	15.10.2004	08.04.2009	Ivanovo region (r. Vichuga town and neighbouring communities, Furmanov town and neighbouring communities, Shuya town and neighbouring communities, Yuzha town and neighbouring communities)
4	***Radio broadcasting***	***№ 7508***	Iva-Radio	Wireline sound program broadcasting	24.07.2003	24.07.2008	Ivanovo city, Ivanovo region
5	***TV broadcasting***	***№ 7655***	Cable TV network of Ivanovo region	Cable TV	23.09.2003	23.09.2008	Ivanovo
6	***TV broadcasting***	***№ 7586***	Zemlya Kaluzhskaya	On-air TV	27.08.2003	27.08.2008	Town of Lyudinovo, Kaluga region neighboring communities

7	***Radio broadcasting***	№ 8572	Radio Elex	Wireline sound program broadcasting	***01.12.2004***	***11.11.2009***	***Kaluga***
8	***TV broadcasting***	№ 8531	Kostroma Telecom Media	Cable TV	***18.10.2004***	***18.10.2009***	***Kostroma***
9	***Radio broadcasting***	***№ 7220***	Kursk-Channel-Melodia	Wireline sound program broadcasting	***24.04.2003***	***14.02.2006***	***Kursk, Kursk region***
10	***TV broadcasting***	№ 7466	Cable TV network Kurskelektrosvyaz	Cable TV	08.07.2003	11.07.2005	**Kursk**
11	***Radio broadcasting***	***№ 8729***	Lipetsk Informradio	Wireline radio	15.02.2005	20.10.2008	Lipetsk and Lipetsk region
12	***Radio broadcasting***	***№ 9040***	Inform-svyaz	On-air sound broadcast	21.06.2005	21.06.2010	Communities: Volovo, town of Dankov, urban-type communities of Dobrinka, Izmalkovo, Ploty, Terbuny, Usman', Chaplygin of Lipetsk region
13	***Radio broadcasting***	***№ 9011***	Priokskie Zori	Wireline radio broadcasting	07.06.2005	07.06.2010	Ryazan
14	***Radio broadcasting***	***№ 7192***	Radio Chance	On-air radio broadcasting	***18.04.2003***	***16.07.2007***	Yaroslavl and neighboring communities (transmitter located in Dubki)
15	***Radio broadcasting***	***№ 7246***	Radio Chance	Wireline radio broadcasting	***05.05.2003***	***24.10.2007***	Yaroslavl
16	***TV broadcasting***	***№ 7195***	The Third Planet	Cable TV	***18.04.2003***	***07.05.2006***	Yaroslavl

Licenses for non-core activities

№	License title	License number	Date of license registration	Valid till	License coverage area	License issuing authorities
1.	***Construction of buildings and facilities of I and II level of responsibility pursuant to***	***ГС-1-99-02-27-0-5000000970-003321-1***	***05.12.2002***	***05.12.2007***	***Russian Federation***	***Gosstroy of Russia (Construction regulation agency)***

	the government standards					
2.	*Designing of buildings and facilities of I and II level of responsibility pursuant to the government standards*	*ГС-1-99-02026-0-5000000970-003320-1*	*05.12.2002*	*05.12.2007*	*Russian Federation*	*Gosstroy of Russia (Construction regulation agency)*
3.	*Land-surveying*	*МОГ – 01056*	*21.11.2002*	*21.11.2007*	*Kursk and Tambov regions*	*Federal Agency for Geodesy and Cartography*
4.	*Cartography activities*	*МОГ – 01057*	*21.11.2002*	*21.11.2007*	*Kursk and Tambov regions*	*Federal Agency for Geodesy and Cartography*
5.	*Medical care*	*0824*	*03.02.2003*	*03.02.2008*	*Kursk region*	*Public Health Committee of Kursk region*
6.	*Medical care*	*69-01-000044*	*10.02.2005*	*10.02.2010*	*Tver region*	*Federal Service of Health and Social Development Control*
7	*Medical care*	*0211/00841*	*20.12.2003*	*20.12.2008*	*Tula region*	*Public Health Department of Tula region*
8	*Medical care*	*721*	*18.11.2002*	*26.04.2008*	*Yaroslavl region*	*Public Health and Pharmacy Department of Yaroslavl region Administration*
9	*Education activities under education programs*	*№ 54276*	*11.08.2003*	*12.08.2006*	*Moscow region*	*Ministry of Education of Moscow region*
10	**Education**	*76242502/л 0508*	*17.12.2002*	*15.08.2007*	*Yaroslavl region*	*Education Department of Yaroslavl region Administration on behalf of Yaroslavl region Administration*
11	*Fire alarm and extinguishing*	*№ 1 /00818*	*21.02.2003*	*21.02.2008*	*Russian Federation*	*Ministry of the Russian Federation for Civil Defense, Emergencies, Coping with Natural Disasters, Main Department of the State Fire Fighting Service*
12	*Installation, repair and maintenance of fire fighting equipment and tools for buildings and facilities*	*№ 2/ 01455*	*21.02.2003*	*21.02.2008*	*Russian Federation*	*Ministry of the Russian Federation for Civil Defense, Emergencies, Coping with Natural Disasters, Main Department of the State Fire Fighting Service*
13	*Operation of heat networks*	*ЭТ-02-000283*	*28.04.2005*	*28.04.2010*	*Russian Federation*	*Federal Service on Environmental,*

						Technical and Nuclear Control
14	*Operation of electric power grids*	*50007938*	*28.04.2003*	*27.04.2008*	*Russian Federation*	*Ministry of Energy of the Russian Federation*
15	*Retail sales of alcoholic liquor*	*№ БРН АР 06009*	*23.12.2002*	*23.12.2005*	*Bryansk region*	*Licensing Committee of Bryansk region*
16	*Repair of measurement devices*	*№ 001500-Р*	*03.03.2004*	*03.03.2009*	*Russian Federation*	*State Committee of the RF for Standardization and Metrology*
17	*Operation and maintenance of highly explosive production facilities*	*№ 00-ЭВ-002491 (С)*	*25.03.2004*	*25.03.2009*	*Russian Federation*	*Federal Industrial and Mining Supervisory body of Russia*
18	***Fresh water production for industrial purposes of plants***	№ 50236	22.09.2003	01.09.2013	South-western part of Alekseevka city of Belgorod region	Russian Ministry of Natural Resources
19	*Geologic exploration and site production of fresh water for drinking and other purposes at recuperation and rest facilities.*	*№ 53172*	*14.07.2003*	*01.01.2020*	*Plot of subsoil is near Gomonikha village in Krasnosel'ski area of Kostroma region*	*Natural Resources and Environment Protection Directorate of the Ministry of Natural Resources of the RF on Kostroma region*
20	*The right for subsoil utilization*	*№ 56230*	*09.09.2004*	*20.06.2008*	*Tambov region*	*Main Directorate of Natural Resources of Tambov region*
21	Water consumption (surface water objects) (Rain foul water discharge from the territory of production plant of Lazurnaya industrial zone of Tver)	№ 00333	10.10.2003	10.10.2006	Tver	Natural Resources and Environment Protection Main Directorate of the Ministry of Natural Resources of the RF on Tver region
22	Foul water discharge from the territory of recreational camp "Signal"	00148	18.03.2003	01.11.2008	Tula subsidiary of OJSC CenterTelecom	Natural Resources and Environment Protection Main Directorate of the Ministry of Natural Resources of the RF on Tula region
23	Fresh water production for water-supply of recreational camp "Signal"	№ 273/ТУЛ 57273 ВЭ	21.12.2004	01.09.2016	Tula subsidiary of OJSC CenterTelecom	Regional Agency on Subsoil Utilization of the Central Federal District, Geology and Licensing Department on Tula

						region
24	*Maintenance of cipher (cryptographic) machines*	*1816 X*	*20.09.2004*	*13.05.2009*	*Tambov subsidiary of OJSC CenterTelecom*	*Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)*
25	*Distribution of cipher (cryptographic) machines*	*1817 P*	*20.09.2004*	*13.05.2009*	*Tambov subsidiary of OJSC CenterTelecom*	*Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)*
26	*Provision of services for information ciphering*	*1818 Y*	*20.09.2004*	*13.05.2009*	*Tambov subsidiary of OJSC CenterTelecom*	*Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)*
27	*Activities on technical protection of confidential information*	*№ 0210*	*11.05.2004*	*11.05.2009*	*Subsidiaries of OJSC CenterTelecom*	*State Technical Commission under the RF President Administration*
28	*Activities related to handling information containing state secrets*	*№ 5500*	*16.12.2003*	*16.12.2008*	*6 Degtyarny Per., build. 2, GSP-3, Moscow, Russia*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
1	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/1*	*28.01.2004*	*16.12.2008*	*22 Komsomolskaya Street, Yaroslavl*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
2	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/2*	*28.01.2004*	*16.12.2008*	*38 Teatralnaya Street, Kaluga*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
3	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/3*	*28.01.2004*	*16.12.2008*	*33 Lenina Prospekt, Tula*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
4	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/4*	*28.01.2004*	*16.12.2008*	*9 Karl Marx Square, Bryansk*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
5	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/5*	*28.01.2004*	*16.12.2008*	*1b Mira Street, Pochep, Bryansk region*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
6	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/6*	*28.01.2004*	*16.12.2008*	*14 Sevskaya Street, Trubchevsk, Bryansk region*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*

	7	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/7*	*28.01.2004*	*16.12.2008*	*35 Revolution pr., Voronezh*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
	8	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/8*	*28.01.2004*	*16.12.2008*	*19 Sovetskaya Street, Anna urban-type town, Voronezh region*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
	9	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/9*	*28.01.2004*	*16.12.2008*	*23 Lenina Street, Liski, Voronezh region*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
	10	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/10*	*28.01.2004*	*16.12.2008*	*6 Oktyabrskoy Revolutsy Street, Smolensk*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
	11	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/11*	*28.01.2004*	*16.12.2008*	*microrayon, Yartsevo, Smolensk region*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
	12	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/12*	*28.01.2004*	*16.12.2008*	*8 Krasnaya Square, Kursk*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
	13	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/13*	*28.01.2004*	*16.12.2008*	*17 Karl Marx Street, Fatezh, Kursk region*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
	14	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/14*	*28.01.2004*	*16.12.2008*	*28 Astrakhanskaya Street, Tambov*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
	15	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/15*	*28.01.2004*	*16.12.2008*	*6 Kotovskogo Street, Sosnovka, Tambov region*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
	16	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/16*	*28.01.2004*	*16.12.2008*	*42 Gorkogo Street, Vladimir*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
	17	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/17*	*28.01.2004*	*16.12.2008*	*29 Narodnogo Opolchenia Street, building 2, Moscow*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*

	18	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/18*	*28.01.2004*	*16.12.2008*	*6 Nekrasova Street, Zvenigorod, Moscow region*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
	19	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/19*	*28.01.2004*	*16.12.2008*	*69 Karl Marx Street, Yegoryevsk, Moscow region*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
	20	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/20*	*14.04.2004*	*16.12.2008*	*43 Lenina Street, Orel*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
	21	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/21*	*14.04.2004*	*16.12.2008*	*30 25 Oktyabrya Street, Kromy, Orel region*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
	22	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/22*	*12.05.2004*	*16.12.2008*	*43 Schedrina Street, Ryazan*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
	23	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/23*	*12.05.2004*	*16.12.2008*	*7 Gagarina Street, Starozhilovo, Ryazan region*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
29		*Performing measures and/or provision of services for protection of state secrets*	*№ 5501*	*16.12.2003*	*16.12.2008*	*6 Degtyarny Pereulok, Building 3, Moscow*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
	1	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*№ 5501/1*	*16.12.2003*	*16.12.2008*	*38 Teatralnaya Street, Kaluga*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
	2	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*№ 5501/2*	*04.03.2004*	*16.12.2008*	*9 Karl Marx street, Bryansk*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
	3	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*№ 5501/3*	*04.03.2004*	*16.12.2008*	*35 Revolution pr., Voronezh*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
	4	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*№ 5501/4*	*04.03.2004*	*16.12.2008*	*6 Oktyabrskoy Revolutsy Street, Smolensk*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*

	5	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*№ 5501/5*	*14.04.2004*	*16.12.2008*	*43 Lenina Street, Orel*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
	6	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*№ 5501/6*	*14.04.2004*	*16.12.2008*	*8 Krasnaya Square, Kursk*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
	7	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*№ 5501/7*	*22.04.2004*	*16.12.2008*	*2v Astrakhanskaya Street, Tambov*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
	8	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*№ 5501/8*	*2204.2004*	*16.12.2008*	*33 Lenina Prospekt, Tula*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
	9	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*№ 5501/9*	*12.05.2004*	*16.12.2008*	*43 Shchedrina Street, Ryazan*	*Local Department for Moscow city and Moscow region of the Federal Security Service of Russia*
30		*Performing measures and/or provision of services for protection of state secrets*	*№ 1246 M*	*05.05.2004*	*16.12.2008*	*OJSC CenterTelecom*	*Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)*
	1	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*№ 1246 / 1 M*	*05.05.2004*	*16.12.2008*	*3 Revolutsy Square, Belgorod*	*Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)*
	2	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*№ 1246 / 2 M*	*05.05.2004*	*16.12.2008*	*9 Karl Marx Square, Bryansk*	*Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)*
	3	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*№ 1246 / 3 M*	*05.05.2004*	*16.12.2008*	*42 Gorkogo Street, Vladimir*	*Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)*
	4	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*№ 1246 / 4 M*	*05.05.2004*	*16.12.2008*	*35 Revolutsy Prospekt, Voronezh*	*Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)*

	5	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*№ 1246 / 5 M*	*05.05.2004*	*16.12.2008*	*1 10th of August Street, Ivanovo*	*Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)*
	6	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*№ 1246 / 6 M*	*05.05.2004*	*16.12.2008*	*38 Teatralnaya Street, Kaluga*	*Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)*
	7	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*№ 1246 / 7 M*	*05.05.2004*	*16.12.2008*	*1 Podlipaeva Street, Kostroma*	*Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)*
	8	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*№ 1246 / 8 M*	*05.05.2004*	*16.12.2008*	*8 Krasnaya Square, Kursk*	*Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)*
	9	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*№ 1246 / 9 M*	*05.05.2004*	*16.12.2008*	*35a Tereshkovoy Street, Lipetsk*	*Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)*
	10	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*№ 1246 / 10 M*	*05.05.2004*	*16.12.2008*	*23 Proletarskaya Street, Khimki, Moscow region*	*Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)*
	11	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*№ 1246 / 11 M*	*05.05.2004*	*16.12.2008*	*43 Lenina Street, Orel*	*Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)*
	12	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*№ 1246 / 12M*	*05.05.2004*	*16.12.2008*	*43 Shchedrina Street, Ryazan*	*Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)*
	13	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*№ 1246 / 13 M*	*05.05.2004*	*16.12.2008*	*6 Ortyabrskoy Revolutsy Street, Smolensk*	*Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)*
	14	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*№ 1246 / 14 M*	*05.05.2004*	*16.12.2008*	*2v Astrakhanskaya Street, Tambov*	*Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)*

	15	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*№ 1246 / 15M*	*05.05.2004*	*16.12.2008*	*24 Novotorzhskaya Street, Tver*	*Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)*
	16	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*№ 1246 / 16 M*	*05.05.2004*	*16.12.2008*	*33 Lenina Prospekt, Tula*	*Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)*
	17	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*№ 1246 / 17 M*	*05.05.2004*	*16.12.2008*	*22 Komsomolskaya Street, Yaroslavl*	*Licensing, Certification and State Secret Protection Center of the Russian Federal Security Service (FSB)*

If a renewal is required the application for renewal shall be filed not later than 2 months and not earlier than 6 months before expiry of the license.

As a rule JSC CenterTelecom is able to secure license renewals.

3.2.7 Joint activities in partnership

CenterTelecom participates in joint-cooperation (Agreement of particular partnership № 79/89 dated December 31, 1998) on creation, development and revenue service of cellular switching system of CDMA–800 standard (Company's share – 30%).

Other participants: Topsnabinvest LLC (share – 40%), Bowling-Center LLC (share – 30%).

Amount of investments: 63 467 37 rubles

Purpose of investments – profit earning.

Reached financial result

FINANCIAL INDICATORS, thousand rubles	
	H1 2005
Earnings	6 690
Sales profit	1 576
Pre-tax profit	1 422
Profit from ordinary operations	1 422
Distribution of profit from joint-cooperation	1 422
Net profit	0
Total assets	33 198
Account payable	1 725
Accounts receivable	19 506

Investment into the joint-cooperation (Agreement of particular partnership):
book cost as of June 30, 2005 – 6 710 005 rubles;
actual profit received in the reporting period – 426 535 rubles.

3.2.8. Additional requirements to be met by issuers for which telecom service provision is the core activities.

a) Licenses for communication services provision.
As of June 30, 2005

Licenses issued by the Ministry of the Russian Federation for Telecommunications and Information

№	License title	License number	Conditions for conducted operations	Numbering capacity, subscriber base, coverage area	Date of issue	Valid till
1.	Provision of local and intra tariff band telephone service	№ 24064	- services of local and intra tariff band telephone communication of the public switched network; - services of telephone communication using	Total installed switching capacity not less than 6 657 000 lines	24.10.2002	24.10.2012

			hardware of the intelligent network			
2.	Provision of local, international and domestic long-distance telephone services (at public telephone offices and public pay phones).	№ 23250	- services of local, international and domestic long-distance telephone communication at public telephone offices and public pay phones.	Total installed switching capacity not less than 30 044 payphones, not less than 3 837 public telephone offices	14.11.2002	14.11.2007
3	Lease of telecommunication channels	№ 23247	- provision to customers of local, long-distances channels and links, channels for TV and sound programs, circuits for	Total number of provisioned pich communication channels, main digital channels including in network paths	14.11.2002	14.11.2007

			transmission of telecommunications signals.	is 11 083		
4	Data services	№ 23248	- public data network services	Installed switching capacity should ensure connection of at least 257 460 users by the expiry, at least 119 338 users must be connected by the end of 2003.	14.11.2002	14.11.2007
5	Provision of telematic services	№ 23249	- public telematic services (e-mail, access to directory services, fax transmission, message handling service, voice mail services, speech message service, audio and video conference call service);	Installed switching capacity shall ensure connection of at least 502 115 users by the license expiry, including at least 270 156 users by the end of 2003. Throughput of voice by the license expiry date shall be at least 2 986 simultaneous calls and at least 970 calls by the end of 2003. Number of participants in a video-conference call shall be 603.	14.11.2002	14.11.2007

				Number of public studios for users by the license expiry at least 1 097 and at least 664 by the end of 2003		
6	Provision of telegraph services	№ 24065	- telegraph services (receive/transmit, delivery of telegrams, AT/telex network services)	Installed capacity of telegraph switching facilities should ensure meeting the demand for the telegraph services in the licensed territory.	14.11.2002	14.11.2007
7	Provision of sound program broadcasting over a wireline network	№ 24339	- broadcasting of sound program over a wireline network	The number of the main wire broadcasting stations by the end of 2003 - 3 572 487	28.11.2002	28.11.2007
8	Provision of sound program broadcasting over a wireline network	№ 25058	- broadcasting of sound program over a wireline network	The number of the main wire broadcasting stations by the end of 2003 - 991.	07.02.2003	07.02.2008
9	Provision of cellular telephone service in 450 MHz band	№ 24066	- cellular public telephone service using GSM standard in 450 MHz band	Installed network capacity and coverage by the end of 2004: 2 000 lines and 10%, by the end	14.11.2002	14.11.2005

				of 2005: 3 000 lines and 60%.		
10	Provision of cellular telephone service in 450 MHz band using IMT-MC	№ 30244	- cellular digital radio telephone service in 450 MHz band using IMT-MC technology	Installed network capacity by 2007: 6 000 lines, by 2013 – 16 000 lines	30.12.2003	30.12.2013
11	Provision of cellular telephone service in 450 MHz band	№ 24067	- cellular public telephone service using GSM standard in 450 MHz band	Installed network capacity and coverage by the end of 2004: 2 000 lines and 10%, by the end of 2005: 3 000 lines and 60%.	14.11.2002	14.11.2005
12	Provision of cellular telephone service in 450 MHz band using IMT-MC	№ 30245	- cellular digital radio telephone service in 450 MHz band using IMT-MC technology	Installed network capacity by 2007: 6 000 lines, by 2013 – 16 000 lines	30.12.2003	30.12.2013
13	Provision of cellular telephone service in 900 MHz band	№ 24069	- cellular public telephone service using GSM standard in 900 MHz band	Installed network capacity and coverage as at 01.01.2006: at least 80 000, 80% coverage.	14.11.2002	01.03.2006
14	Provision of cellular telephone service in 800 MHz band	№ 24070	- cellular public telephone service using GSM standard in 800 MHz band	Installed network capacity and coverage as at 01.01.2006: at least 1 000, 100% coverage.	28.11.2002	01.10.2006

15	Provision of cellular telephone service in 450 MHz band	№ 24068	- cellular public telephone service using GSM standard in 450 MHz band	Installed network capacity and coverage by the end of 2004: 3 000 lines and 15%, by the end of 2005: 10 000 lines and 60%.	14.11.2002	14.11.2005
16	Provision of cellular telephone service in 450 MHz band using IMT-MC	№ 30246	- cellular digital radio telephone service in 450 MHz band using IMT-MC technology	Installed network capacity by 2007: 6 000 lines, by 2013 – 16 000 lines	30.12.2003	30.12.2013
17	Personal radio paging service	№ 23251	- personal radio paging on public telecommunications network	Upper limit– 10 000, using the frequency of 159.6375 MHz.	14.11.2002	14.11.2005
18	Personal radio paging service	№ 23252	- personal radio paging on public telecommunications network	Upper limit– 20 000, using the frequency of 157.225 MHz, 165.000 MHz.	14.11.2002	14.11.2005
19	Mobile radio telephone service	№ 24325	- mobile radio telephone service on public telecommunications network	Upper limit of number of subscribers is 300 using 330 MHz band	14.11.2002	14.11.2007
20	Mobile radio telephone service	№ 24326	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number is 500, using 330 MHz band	14.11.2002	14.11.2007
21	Mobile radio	№ 24327	- mobile radio telephone	Upper limit of subscriber	14.11.2002	14.11.2007

	telephone service		service on public telecommunications network	number is 1,800, using 330 MHz band		
22	Mobile radio telephone service	№ 24328	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number is 800, using 330 MHz band	14.11.2002	14.11.2007
23	Provision of radio-telephone service	№ 24695	- radio-telephone service over a public network	Installed capacity by 2007 end – at least 600 lines in 828-831 MHz and 873-876 MHz bands	30.12.2002	30.12.2007
24	Mobile radio telephone service	№ 24329	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number is 480, using 330 MHz band	14.11.2002	14.11.2007
25	Mobile radio telephone service	№ 24330	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 400, using 330 MHz band	14.11.2002	14.11.2007
26	Mobile radio telephone service	№ 24331	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 400, using 330 MHz band	14.11.2002	14.11.2007
27	Mobile radio telephone service	№ 24332	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 4 000, using 330 MHz band	14.11.2002	14.11.2007

28	Mobile radio telephone service	№ 24333	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 200, using 330 MHz band	14.11.2002	14.11.2007
29	Mobile radio telephone service	№ 24334	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 500, using 330 MHz band	14.11.2002	14.11.2007
30	Mobile radio telephone service	№ 24335	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 500, using 330 MHz band	14.11.2002	14.11.2007
31	Mobile radio telephone service	№ 24336	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 270, using 330 MHz band	14.11.2002	14.11.2007
32	Mobile radio telephone service	№ 24337	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 900, using 330 MHz band	14.11.2002	14.11.2007
33	Mobile radio telephone service	№ 24338	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 400, using 330 MHz band	14.11.2002	14.11.2007
34	On-air broadcasting of sound programs	№ 16541	- on-air broadcasting of sound programs	On-air broadcasting of sound programs in the Vladimir region	17.10.2000	17.10.2005 The renewal application is filed with and being reviewed by the Federal Services for Telecommunication

						Supervision. Renewal prospects are favorable
35	On-air broadcasting of sound programs	№ 23262	- on-air broadcasting of sound programs	On-air broadcasting of sound programs in the Voronezh region	01.08.2002	01.08.2005 The renewal application is filed with and being reviewed by the Federal Services for Telecommunication Supervision. Renewal prospects are favorable
36	On-air broadcasting of sound programs	№ 21497	- on-air broadcasting of sound programs	On-air broadcasting of sound programs in the Ivanovo region	14.03.2002	11.08.2005 The renewal application is filed with and being reviewed by the Federal Services for Telecommunication Supervision. Renewal prospects are favorable
37	Broadcasting of sound and TV programs on cable TV networks	№ 23533	- broadcasting of sound and TV programs on cable TV networks	Up to 10 thousand subscribers	29.08.2002	29.08.2007
38	Broadcasting of sound and TV programs on cable TV networks	№ 27631	- broadcasting of sound and TV programs on cable TV networks	Up to 1.3 thousand subscribers	18.08.2003	20.08.2006
39	On-air broadcasting of sound programs	№ 17394	- on-air broadcasting of sound programs	On-air broadcasting of sound programs in the Kaluga region	15.02.2001	15.02.2006
40	On-air	№	- on-air	On-air	31.10.20	27.08.2008

	broadcasting of TV programs	28681	broadcasting of TV and sound programs	broadcasting of TV and sound programs in the Kaluga region	03	
41	On-air broadcasting of TV programs	№ 13402	- on-air broadcasting of TV and sound programs	On-air broadcasting of TV and sound programs in the Kostroma region	30.11.1999	10.05.2005 Federal Service on Telecommunications Supervision adopted decision № П23-2-05-02-6 dated 31.05.2005 to issue licence № 32187 for provision of on-air broadcasting. At the current moment the licence is in Rossvyaznadzor of the RF (Telecommunications supervising body) at the technical registration stage.
42	On-air broadcasting of TV programs over cable TV network	№ 28953	- Provision of on-air broadcasting of TV programs over cable TV network	Up to 60 000 subscribers	12.11.2003	12.11.2006
43	On-air broadcasting of TV programs	№ 14429	- On-air broadcasting of TV programs	TV broadcasting programs in the Kursk region	09.03.2000	22.06.2005 Federal Service on Telecommunications Supervision adopted decision № П23-2-05-02-8 dated 30.06.2005 to issue licence № 32839 for provision of on-air broadcasting services. At the current moment the licence is in Rossvyaznadzor of the RF (Telecommunications supervising body) at the technical registration stage.

44	On-air broadcasting of sound programs	№ 23557	- on-air broadcasting of sound programs	Radio programs broadcasting in the Kursk region	29.08.2002	29.08.2007
45	TV program broadcasting on Cable TV network	№ 11786	- broadcasting of TV programs on a Cable TV network	Up to 30 thousand subscribers	19.03.1999	25.03.2005 Federal Service on Telecommunications Supervision adopted decision № П23-2-05-02-1 dated 18.03.2005 to issue licence № 31082 for provision of cablecasting services. At the current moment the licence is in Rossvyaznadzor of the RF (Telecommunications supervising body) at the technical registration stage.
46	On-air broadcasting of sound programs	№ 23543	- on-air broadcasting of sound programs	Radio programs broadcasting in the Lipetsk region	29.08.2002	29.08.2007
47	On-air broadcasting of TV programs	№ 23924	On-air broadcasting of TV programs using MMDS system in 2500 – 2700 MHz band	On-air broadcasting of TV programs in Serpukhov, Solnechnogorsk, Chekhov towns of Moscow region	04.10.2002	04.10.2007
48	On-air broadcasting of TV programs	№ 20413	- On-air broadcasting of TV programs	Broadcasting of TV programs in Moscow	10.12.2001	10.12.2006

				region		
49	On-air broadcasting of sound programs	№ 31551	- on-air broadcasting of sound programs	On-air broadcasting of sound programs in Moscow region	22.04.2005	22.04.2008
50	Broadcasting of TV and sound programs over cable TV network	№ 28932	- provision of on-air broadcasting of TV and sound programs over cable TV network	68 000 subscribers	12.11.2003	12.11.2006
51	On-air broadcasting of sound programs	№ 18299	- on-air broadcasting of sound programs	On-air broadcasting of sound programs in Tambov region	18.05.2001	18.05.2006
52	Broadcasting on a Cable TV network	№ 12225	- broadcasting of sound and TV programs over a Cable TV network	до 120 тысяч абонентов	31.05.1999	15.03.2005 Federal Service on Telecommunications Supervision adopted decision № П23-2-05-02-1 dated 18.03.2005 to issue licence № 31083 for provision of cablecasting services. At the current moment the licence is in Rossvyaznadzor of the RF (Telecommunications supervising body) at the technical registration stage.
53	On-air broadcasting of sound programs	№ 26670	- on-air broadcasting of sound programs	On-air broadcasting of sound programs in Yaroslavl region	05.06.2003	16.07.2007

Terms and conditions for a possibility of license renewals:

1. Carrying out activities under a license by the licensee without violations of the license conditions.
2. Timely application to the licensing authorities with a request for the license renewal and submission of all required documents as provided for by the Federal Law on Telecommunication.
3. Compliance of the licensee activities with the corresponding standards, rules and regulations.
4. Technical availability of implementation of the licensed activities.

Deadlines for meeting by the issuer of its obligations on creation of a subscriber base are met according to the license validity conditions.
Extent of meeting by the issuer of these obligations: fulfilled according to the license requirements.
Factors that might adversely affect fulfillment by the issuer of its license obligations: circumstances beyond the reasonable control.
Probability of occurrence of such negative factors: not found

b) Telecommunications networks

Local telecommunications

OJSC CenterTelecom is the principal operator in the telecom market of the Central part of Russia for provision of an access to the local telephone network.

OJSC CenterTelecom is the largest among MultiRegional telecommunications companies created in 2002. The Company owns a well-developed telecommunications infrastructure in the most densely populated area of Russia, accounting for about 20% of Russia's total population.

The Company operates in 17 constituents entities of the Russian Federation.

JSC CenterTelecom provides a wide range of services, like POTS, Internet, data, on-air and Cable TV, wireline and UHF radio, lease of channels and other resources, etc. The Company also offers public network interconnection to other operators.

Installed switching capacity of JSC CenterTelecom telephone network as of April 1, 2005 according to current information is 6 847 373 subscriber lines.

Nowadays local telephone networks constitute a complex system with some 9 000 switches of different makes. Telecommunications network of OJSC CenterTelecom is constantly improved and modernized. New digital exchanges and switching nodes are brought into operation, digital links and microwave lines are built. Capacity of digital switches as of April 1, 2005 accounts for 48.9% of the total installed switching capacity. Installation of modern digital switches both locally made and from foreign vendors not only expands network switching capacity but also makes it possible to offer a wider range of services, including Internet, ISDN, data, etc.

Urban telephone lines account for 85 % of the total PSTN capacity of OJSC CenterTelecom, while capacity of rural networks makes up the rest (15%); evidencing a clear dominance of urban telephone networks in the overall structure of local telecommunications of the Company.

Cable and linear assets of the local networks of JSC CenterTelecom are installed and used for provision of services according to licenses. Total length of the cable links is 736.765 thousand km and the figure is constantly growing, of which some 5.861 thousand km are fiber-optic links.

Long-distance telecommunications

OJSC CenterTelecom offers domestic long-distance and international telecommunication services based on agreements with Russia's leading long-distance carrier – OJSC Rostelecom.

Traffic between local telephone networks and trunk network of Rostelecom is routed via long-distance exchanges. At the moment OJSC CenterTelecom owns 26 such switches.

Both fiber-optic and microwave links are used for interstation and intraareal communications implementation.

The length of intraareal band trunk transmission channels according to current data as of April 1, 2005 is 32 110 km, including 13 229.35 of fiber-optic links laying a solid basis for provision of high-quality digital channels and trunk links. Only certified for compliance and meeting strict requirements fiber-optic cables are used. Some 30.45 km of intraarial-band fiber-optic links were commissioned for service in Q2 2005.

All local centers and key regional cities have an access to IDD telephone service. The Company bills its customers for long-distance services, collects payments in respect of the services rendered, and settles accounts with Rostelecom for carrying long-distance traffic.

SUMMARY
of radio frequencies allocated by bodies of the State radio-frequency service according to applicable law for provision of telecommunications services using radio-electronic means in the Central Federal District of the Russian Federation

In order to provide telecommunications services using means of radio-electronic communications the following frequency resources were allocated to OJSC CenterTelecom:

1. To provide on-air TV and radio broadcasting (TV and sound program on-air broadcasting) on the territory of the Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Tambov, Tver, Yaroslavl regions – altogether 135 radio frequency assignments, executed in 45 permits issued in accordance with the RF legislation (the "permits").
2. To provide cellular radio-telephone services using NMT-450 standard in the territory of Ivanovo, Kostroma and Yaroslavl regions – altogether 440 frequency assignments, executed in 8 permits.
3. To provide cellular radio-telephone services in the territory of Tambov region: using GSM-900 – altogether 836 frequency assignments in nine permits; using GSM-1800 standards – 196 frequency assignments in two permits.
4. To provide cellular radio-telephone services using AMPS/DAMPS standards in the territory of Tula – altogether 24 frequency assignments in one permit.
5.To provide mobile radio-telephone service using MRT 1327 (Altay) standard in the territory of Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tver, Tula, Yaroslavl regions – altogether 1 292 frequency assignments in 34 permits.
6. To provide personal radio-paging services in the territory of Ivanovo and Yaroslavl regions – altogether 16 frequency assignments in two permits.
7. To provide local telephony services using wireless access systems in the territory of the Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tula regions – altogether 324 radio frequency assignments (radio channels) in 81 permits.

Additionally, 504 frequency assignments in 111 permits were secured for provision of transmission systems on local and trunk lines using microwave equipment.

3.3. Issuer's future business plans

In Q3 2005, scheduled measures for development and upgrade of local and intraband communication networks will be continued with the up-to-date technologies. In the Q3, it is planned to commission facilities in Upper Volga, Moscow, Tula, Lipetsk, Tver and Kursk branches, which installed capacity should constitute over 16 thousand numbers. It is also scheduled to lay about 300 km of FOC in the Upper Volga and Orel branches. The strategic trend of public communications network development is their phased conversion into multi-service networks, rendering of various services and enhancement of the bandwidth capability with the application of the xDSL equipment.

It is planned to further expand multi-service communication networks with a transfer to a new soft and hardware level for data flow on-line control, quality input and safety improving of business process management in may branches of the Company. In Q3 it is planned to sign agreements on equipment delivery, designing and construction of the networks in Kursk, Ryazan and Voronezh subsidiaries.

In Q3 it is also planned to continue works on designing of the corporate data transmission network within the framework of OJSC Svyazinvest rearrangement program. OJSC CenterTelecom intends to set up the network based on the Juniper Networks endorsed equipment.

OJSC CenterTelecom branches go on with integration of the corporate videoconference system. The primary objective of the videoconferencing system integration is arrangement of on-line meetings of managerial personnel, remote training of personnel, rendering videoconferencing arrangement services and further business application.

3.4. Issuer's participation in production, banking, financial groups, holdings, groups of companies and associations

As of June 30, 2005 OJSC «CenterTelecom» participated in 22 non-profit organizations:

NONPROFIT INSTITUTIONS				
No.	**Name of the institution**	**Enlistment year**	**Functions**	**Participation objectives**
1	Association of Telecommunication Open Joint-stock Companies of the Russian Central Region	1995	Coordination of activity in the communications sphere in the CFR. Representation of common interests in state and other authorities and international institutions.	Participation in arrangement of new organization forms in communication enterprises management. Arrangement of the advanced training of managers, key personnel and other categories of communication employees. Promotion of public authorities' initiatives directed towards telecommunication systems development in the region.
2	Association of communication quality control and informatization International Telecommunications Quality Congress	2000	Promotion and enhancement of state and corporate management quality, attractiveness as investment and competitive advantages of the companies on the information and telecommunications market.	Obtaining data on quality of goods and services at the Russian telecommunication market and activity of other telecommunication companies.
3	Association of paging communication operators	1996	Coordination of communication operators' activity in the sphere of paging communication services.	Promotion of paging communication services.
4	Association of MDKR network operators (CDMA)	1998	Elaboration of unified approaches to solution of general system and network problems.	Coordination of business activity, protection of interests of operators rendering communication services in the CDMA standard. Cooperation with CDMA equipment manufacturers.
5	MART international association	2000	Coordination of communication operators' activity in the sphere of broadcasting services.	Technical and information support of Association members and regional companies of cable and over-the-air television.
6	Association of operators of ISKRA federal business communications network	1999	Promotion of the associated communication network of the RF, integration of domestic and foreign equipment and software with a view to enhance the quality of communication services rendered by ISKRA FBCN.	Participation in development of the associated communication network of the RF. Integration of domestic and foreign equipment and software with a view to enhance the quality and scope of communication services rendered by ISKRA

				FBCN.
7	Bryansk regional association of production and commercial enterprises (employers)	1990	Consolidation of activity of labor collectives and members of the Association with a view to implement the Complex program for the region social and economic development.	Enhancement of performance and protection of interests of production and commercial enterprises of the region. Integration and coordination of regional employers' activity in economic development task solution. Arrangement of conditions for accelerated enterprises development and integration of technological advances.
8	Non-profit partnership Kaluga association of manufacturers and entrepreneurs REGION	1994	Arrangement of conditions for accelerated development and integration of technological advances at production enterprises.	Promotion in development, cooperation and specialization of production under the conditions of market relations establishment. Professional promotion of enterprise managers and employees. Solution of tasks for economic establishment and advance in the regional living standard.
9	Independent non-profit organization Kaluga research center	1997	A Golubitsky's grant is annually awarded to 10 students of Bauman MGTU and Kaluga State University.	Promotion of scientific and engineering potential of the region.
10	Non-profit partnership TelecomForum	2003	Support of formation of an information society in Russia as an element of a global information space. Cooperation in promotion of information and telecommunication infrastructure in the RF territory.	Informal dialogue settling of issues on cooperation with overseas telecommunication companies, Ministry of information technologies and communication of the RF, OJSC Svyazinvest, other public authorities and Russian enterprises in the sphere of communication and informatization.
11	Povolzhskaya association of information telecommunication engineers TELEINFO (PAITE)	1996	Cooperation in integration of advance technologies into country's telecommunication networks. Rearrangement, upgrade and digitalization of urban, regional and rural communication centers. Publication of the regional research journal regional Telecommunication Field (hereinafter referred to as RTF). *Arrangement of annual international scientific and technical workshops, conferences,*	Training of the young and specialists. Rearrangement and construction of digital PBX and their technological maintenance. Cooperation with the regional research journal RTF. Integration of scientific and technical products within the framework of training programs.

			Samara telecommunication round table.	
12	Union of Ivanovo region manufacturers and entrepreneurs	n/d	Proposals to executive and legislative public authorities of Ivanovo region, RF in the sphere of optimization of the economic policy being implemented.	Obtaining data on monopoly rates.
13	Association of open joint-stock telecommunication companies of the Central Chernozemny region	1997	Settling of tasks for accelerated development of communication companies and amelioration of operators' living standard. Promotion in development, cooperation and specialization of communication services. Implementation provision of the state policy in the sphere of telecommunication systems in the CBBR by implementing federal, branch-specific and regional programs and projects.	Coordination of activity in the Central Chernozemny region. Representation of common interests in public authorities, relations with third parties, including international establishments.
14	Non-governmental pension fund Telecom-Soyuz	2002	Implementation of social aims in the form of non-state pension payments to the Fund participants, payment of an accumulating part of the labor pension to the insured persons and professional pension payment to the insured persons.	Fund servicing of honored employees of the branches and general directorate of OJSC CenterTelecom, awarded by non-state retirement insurance.
15	International association of DSM MoU cellular communication operators	1998	Promotion of GSM 900/1800 standards systems, GSM and GSM platform satellite communication systems. International roaming provision. Maintenance and promotion of standard services (voice, data, multimedia) Certification of equipment and working out of international agreements in relation to mobile stations, SIM cards (A3-A8, A5 algorithms), alarm system (MAP, INAP), billing system and settlements system (TAP1-TAP3), security and voice code systems.	Obtaining SIM card ciphering algorithms for cellular phones with a view to ensure data confidentiality. Replacement of cellular phones encoding (RUS-38 by Tambov GSM).
16	Association of GSM cellular mobile communication network operators	1995	Promotion of GSM 900/1800 standards systems, GSM and GSM platform satellite communication systems. International roaming provision. Maintenance and promotion of standard services (voice, data,	Standards development, certification of equipment and working out of international agreements in relation to mobile stations, SIM cards (A3-A8, A5 algorithms), alarm system (MAP, INAP), billing system

			multimedia)	and settlements system (TAP1-TAP3), security and voice code systems. Elaboration of draft laws and decrees in the sphere of telecommunications, health care and environmental safety.
17	Association of operators rendering pay telephone services, equipment manufacturers, research, design and engineering organizations in the sphere of telecommunications	2001	Design, manufacture and integration of public telephone equipment, payment control systems, security and safety facilities. Provision of public telephone-based services to individuals.	Coordination of actions with Russian communication operators in construction, development and operation of public telephone networks.
18	Non-profit partnership Center for Investigation of Telecommunications Development Problems	2002	Investigation of telecommunication services market problems development. Cooperation in promotion of competitive advantages of communication branch companies. Creation and maintenance of an attractive image of communication companies and the Partnership itself for Russian and overseas investors and consumers.	Investigation of telecommunication services market problems development. Joint elaboration of draft legislative acts directed at settling the tasks of enhanced performance of communication companies. Provision of consulting, information and other cooperation to communication companies. Joint implementation of measures and programs directed at enhanced performance and operability of communication companies. Information activity, including cooperation with mass media.
19	Public Association of Document Telecommunication	2002	Development of Internet technologies. Arrangement of workshops in information security. Cooperation in implementation of state programs in the sphere of information communications. Analysis of standardization processes in information communications.	Monitoring of telecommunication services in the RF territory. Consulting in information risks and indemnity against liability. Placement of business offers for communication operators in the quarterly analytical and information magazine Recording Telecommunication.
20	Association of Federal Cellular Network NMT-450 Operators	1995	Coordination of operators providing services in NMT-450 standard	Cooperation with other operators providing services in NMT-450 standard
21	Union of Communication Equipment Producers and Consumers	2004	The union of national enterprises developing and producing communication equipment, technical equipment suppliers, communication	Involvement of the national enterprises for implementation of equipment production and supply orders, building and assembly works and

			operators, designing and other communication development related organizations. Coordination of communication equipment designers, producers and consumers activities in order to increase the efficiency of the modern scientific and technical policy implementation in communication industry.	commissioning. Contract conclusion with credit organizations, investment, off-budget and other funds in order to receive credits on beneficial terms. Participation in communication industry dedicated exhibitions, fairs, presentations, seminars and symposia.
22	Russian Fund of Communications History	2002	Restoration of A.S. Popov communication museum in Saint-Petersburg. Arrangement of A.S. Popov award. Arrangement of A.S. Popov Russian contest in physics. **Renovation of Saint-Petersburg head post office.** **Annual recognition of the veterans in domestic radio engineering and communication on the Day of Radio, 7 May.**	Financial backup for Restoration of A.S. Popov communication museum in Saint-Petersburg, arrangement of A.S. Popov award, *arrangement of A.S. Popov all-Russian contest in physics, renovation of Saint-Petersburg head post office,* annual recognition of the veterans in domestic radio engineering and communication on the Radio Day, 7 May.

3.5. Daughter and Affiliated business/companies of the Issuer

Full tradename: AEROCOM Open Joint Stock Company

Short tradename: AEROCOM OAO

Located at flat 32, 80 Leningradsky Prospekt Str., Moscow 125190, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %

The share of the subsidiary's ordinary stock owned by the Issuer: 100 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of the company's main type of operations:

- local, intercity and international communication services;
- local, intercity and international communication services over a dedicated network;
- the provision of data transmission services;
- the provision of the services of telematic centres.

A description of such a company's significance for the Issuer:

- the company works in the main line of JSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of JSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Sergei V. Biryukov (1956)
Irina Yu. Kashentseva (1969)
Maxim A. Pegasov (1966), Chairman of the Board of Directors
Sergei V. Nazarov (1971)
Vladimir A. Petrov (1953)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Sergei V. Biryukov (1956)

Full tradename: Teleport Ivanovo (TPI) Limited Liability Company

Short tradename: Teleport Ivanovo OOO

Located at 90 Tashkentskaya Str., Ivanovo 153032, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of the company's main type of operations:

- data transmission services;
- cellular and paging communication services;
- trade in communication devices.

A description of such a company's significance for the Issuer:

- the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

No Board of Directors of this subsidiary is provided for by the charter of the association.

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Alexander A. Kopytin (1971)

Full tradename: MobilCom Limited Liability Company

Short tradename: MobilCom OOO

Located at 17 Mira Street, Vladimir 600017, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of the company's main type of operations:

- the provision of trunking communication services to the businesses of the Vladimir Region.

A description of such a company's significance for the Issuer:

- the company works in the main line of JSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of JSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

No Board of Directors of this subsidiary is provided for by the charter of the association.

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Leonid N. Kopachenko (1943)

Full tradename: Russian Telecommunication Network Open Joint-Stock Company

Short tradename: RTS OAO

Located at 2/15 Maroseika Str., Moscow 101000, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %

The share of the subsidiary's ordinary stock owned by the Issuer: 100%

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of the company's main type of operations:

- the provision of telecommunication services, system integration in the area of building corporate networks, including telecommunication equipment supplies.

A description of such a company's significance for the Issuer's operations:

- the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Viktor A. Polischuk (1938), Chairman of the Board of Directors
Sergei V. Biryukov (1956)
Ruben A. Amaryan (1949)
Vladimir V. Kozin (1970)
Alexei A. Lokotkov (1950)
Sergei V. Nazarov (1971)
Sergei V. Pridantsev (1967)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Sergei V. Biryukov (1956)

Full tradename: Telecom-Stroy Limited Liability Company

Short tradename: Telecom-Stroy OOO

Located at 6, 2nd Minsky Pereulok, Ivanovo 153017, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of the company's main type of operations:

- construction and repair works

A description of such a company's significance for the Issuer's operations:

- the company is a supporting one for OJSC CenterTelecom, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Andrei V. Saprykin (1957), Chairman of the Board of Directors
Vera V. Kuzovkina (1970)
Oleg V. Shepelev (1950)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Oleg I. Shepelev (1950)

Full tradename: Telecom-Terminal Limited Liability Company

Short tradename: Telecom-Terminal OOO

Located at 13 Lenin Prospekt, Ivanovo 153000, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %

The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
A description of the company's main type of operations:

- trade in terminal devices;
- the repair of terminal devices;
- aftersale services to the subscribers of the GSM 1800 cellular communication network in the framework of the contract with OJSC MTS, the Ivanovo Branch;
- provision of consultation services with regard to the hardware of information systems for communications.

A description of such a company's significance for the Issuer's operations:

- the company is a supporting one for OJSC CenterTelecom, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Sergei A. Grushin (1967), Chairman of the Board of Directors
Anna P. Belyayeva (1972)
Sergei L. Tikhonov (1967)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:
No collective executive body of this subsidiary is provided for by the charter of the association.
The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Sergei L. Tikhonov (1967)

Full tradename: Vladimir Teleservice Closed Joint-Stock Company

Short tradename: Vladimir Teleservice ZAO
Located at 20 Gorokhovaya Str., Vladimir 600017, Russia
Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.
The size of the Issuer's share in the subsidiary's authorized capital: 100 %
The size of the subsidiary's ordinary stock owned by the Issuer: 100 %
The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
A description of the company's main type of operations:

- providing the services of telematic centres and data transmission services on the territory of the Vladimir Region.

A description of such a company's significance for the Issuer's operations:

- the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Anatoly Ye. Brekhov (1952)
Petr N. Martyshechkin (1956)
Elena K. Romskaya (1957), Chairman of the Board of Directors
Irina Yu. Kashentseva (1969)
Vladimir A. Petrov (1953)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:
No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Andrei G. Andreyev (1970)

Full tradename: CenterTelecomService of the Moscow Region, Closed Joint-Stock Company

Short tradename: CTKS MO ZAO

Located at 1a Kolomensky Proyezd, Moscow 115446, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 100 %

The share of the subsidiary's ordinary stock owned by the Issuer: 100 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of the company's main type of operations:

- providing the services of dial-up and dedicated-line access to the Internet;
- providing data transmission services;
- implementing integration projects.

A description of such a company's significance for the Issuer's operations:

- the company works in the main line of OJSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Sergei V. Biryukov (1956), Chairman of the Board of Directors

Andrei V. Galayev (1962)

Nikolai V. Mezhuyev (1962)

Maxim A. Pegasov (1966)

Pavel V. Polishchuk (1977)

Alexei V. Savelyev (1975)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

Vladimir A. Petrov (1953), Chairman of the Management Board

Vadim M. Kondratov (1969)

Maxim A. Pegasov (1966)

Konstantin N. Shadrin (1960)

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Vladimir A. Petrov (1953)

Full tradename: TverTelecom Limited Liability Company

Short tradename: TverTelecom OOO

Located at 24 Novotorzhskaya Str., Tver 170000, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 85 %

The size of the subsidiary's share in the Issuer's authorized capital: 0.017572 %

The share of the Issuer's ordinary stock owned by the subsidiary: 0.023429 %

A description of the company's main type of operations:

- the construction and overhaul of communication facilities;

- the lease-out of communication channels;
- the provision of local and intra-area phone communication services;
- the provision of the services of telematic centres;
- the provision of local, intercity and international communication services over a dedicated network;
- the provision of data transmission services.

A description of such a company's significance for the Issuer's operations:

- the company works in the main line of JSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of JSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Elena K. Romskaya (1957), Chairman of the Board of Directors

Sergei A. Grushin (1967)

Vladimir A. Petrov (1953)

Artem Yu. Shatrakov (1972)

Oleg S. Shedenkov (1975)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Vitaly S. Kostenko (1944)

Full tradename: VladPage Limited Liability Company

Short tradename: VladPage OOO

Located at 42 Gorky Str., Vladimir 600017, Russia

The size of the Issuer's share in the subsidiary's authorized capital: 75 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

No economic operations are carried out.

The Annual General Meeting of VladPage OOO resolved to liquidate the Company (Minutes dated 31 May 2004).

An 8-person liquidation commission was elected:

1. Anatoly N. Korovin (1946)
2. Alexander G. Udilov (1955)
3. Olga A. Antonova (1971)
4. Yulia V. Markina (1975)
5. Yulia V. Bondareva-Bityai (1975)
6. Mikhail L. Romanov (1981)
7. Yekaterina B. Privalova (1973)
8. Livery V. Dzhusoyev (1964)

Full tradename: CenterTelecomService Closed Joint-Stock Company

Short tradename: CenterTelecomService ZAO

Located at room 101, 23 Proletarskaya Str., Khimki, Moscow Region 141400, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 74.9 %

The share of the subsidiary's ordinary stock owned by the Issuer: 74.9 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of the company's main type of operations:

- the provision of local, intercity, international phone communication services, data transmission services;
- the lease-out of communication channels.

A description of such a company's significance for the Issuer's operations:

- the company works in the main line of JSC CenterTelecom's operations, so participation in its operations contributes to more efficient development of JSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Ruben A. Amaryan (1949), Chairman of the Board of Directors

Alexei A. Lokotkov (1950)

Sergei V. Pridantsev (1967)

Ella M. Zhuravleva (1961)

Pavel V. Polishchuk (1977)

Vadim M. Kondratov (1969)

Ruslan V. Kryazhev (1967)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

Sergei V. Pridantsev (1967)

Nikolai V. Mezhuyev (1962)

Maxim A. Pegasov (1966)

Vadim M. Kondratov (1969), Chairman of the Management Board

Nikita Yu. Brodsky (1973)

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Vadim M. Kondratov (1969)

Full tradename: Svyaz-Service-Irga Production and Commissioning Enterprise, Limited Liability Company

Short tradename: Svyaz-Service-Irga PVP OOO

Located at 21 Yesenina Str., Ryazan 390046, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 70 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of the company's main type of operations:

- the repair and maintenance of communication equipment, the designing of communication lines.

A description of such a company's significance for the Issuer's operations:

- the company is a supporting one for OJSC CenterTelecom, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

No Board of Directors of this subsidiary is provided for by the charter of the association.

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Alexander V. Boitsev (1955)

Full tradename: Vladimirsky Taxophone Limited Liability Company

Short tradename: Vladimirsky Taxophone Ltd.

Located at 32-a Prospekt Stroiteley, Vladimir 620014, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.

The size of the Issuer's share in the subsidiary's authorized capital: 51 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of the company's main type of activity:

- the establishment and arrangement, in the city of Vladimir and the Vladimir Region, of a network of universal card phones so as to provide the population with local, intercity and international communication services; the services of service phone cards (SPC).

The company's significance for the Issuer's activity:

- the company works in the main line of OJSC CenterTelecom operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Anatoly N. Korovin (1946), Chairman of the Board of Directors
Vladimir I. Yurkin (1951)
Ida A. Saakyan (1944)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the Articles of association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of his year of birth:

Vladimir I. Yurkin (1951)

Full tradename: Telecom Closed Joint-Stock Company of the Ryazan Region

Short tradename: JSC Telecom

Located at 36 Svobody Str., Ryazan 390006, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 50 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.

The size of the Issuer's share in the subsidiary's authorized capital: 50.9 %

The share of the subsidiary's ordinary stock owned by the Issuer: 50.9 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of the company's main type of operations:

- the provision of local, intercity and international communication services;
- the services of equipment lease-out.

A description of such a company's significance for the Issuer's activity:

- the company works in the main line of OJSC CenterTelecom operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Vladimir N. Shevnev (1941)
Vladimir I. Veretennikov (1952)
Vladislav N. Shatilov (1959)
Ludmila A. Arzhannikova (1960)
Andrei L. Kostromtsov (1961)
Natalia A. Sudareva (1958)
Yuri A. Chemerikin (1954), Chairman of the Board of Directors

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

Olga V. Shapkina (1959), Chairman of the Management Board
Irina N. Savushkina (1968)
Olga V. Tulyupa (1970)

The person performing the functions of the subsidiary's sole person executive body, with the indication of the year of birth:

Olga V. Shapkina (1959)

Full tradename: TeleRoss-Voronezh Closed Joint-Stock Company

Short tradename: JSC TeleRoss-Voronezh

Located at 25 Krasnoarmeiskaya Str., Voronezh 394000, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 20 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this person.

The size of the Issuer's share in the subsidiary's authorized capital: 50 %

The share of the subsidiary's ordinary stock owned by the Issuer: 50 %

The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
A description of the company's main type of activity:

- the lease-out of communication equipment.

A description of such a company's significance for the Issuer's operations:

- the company works in the main line of OJSC CenterTelecom operations, so participation in its activities contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Alexander G. Kudryavtsev (1954), Chairman of the Board of Directors
Alexander V. Khaustovich (1949)
Natalia A. Sudareva (1958)
Andrei Ye. Patoka (1969)
Vasily M. Petrov (1956)
Vera V. Kuzovkina (1970)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of the year of birth:

Anatoly G. Yurochkin (1946)

Full tradename: Smolensk Cellular Telecommunications Closed Joint-Stock Company

Short tradename: JSC Smolensk Cellular Telecommunications

Located at 6 Oktyabrskoy Revolutsii Str., Smolensk 214000, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 20 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.

The size of the Issuer's share in the subsidiary's authorized capital: 40 %

The share of the subsidiary's ordinary stock owned by the Issuer: 40 %

The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share
A description of the company's main type of activity:

- the provision of AMPS-800, GSM-1800 cellular communication services.

A description of such a company's significance for the Issuer's operations:

- the company works in the main line of OJSC CenterTelecom operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

No Board of Directors of this subsidiary is provided for by the charter of the association.

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the articles of association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of the year of birth:

Alexander N. Chugunkov (1965)

Full tradename: Belgorod Cellular Network Closed Joint-Stock Company

Short tradename: Belgorod Cellular Network CJSC

Located at 3 Revolutsii Square, Belgorod 308000, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 20 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.

The size of the Issuer's share in the subsidiary's authorized capital: 30 %

The share of the subsidiary's ordinary stock owned by the Issuer: 30 %

The size of the subsidiary's share in the Issuer's authorized capital: no share
The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of such a company's significance for the Issuer's operations:

- the provision of AMPS-800, GSM-1800 cellular communication services.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

No Board of Directors of this subsidiary is provided for by the charter of the association.

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of

the year of birth:

Alexander Ye. Slepokurov (1972)

Full tradename: COSTARS Insurance Company of the Telecommunications Employee Labour Union, Closed Joint Stock Company

Short tradename: Costars IC CJSC

Located at 42 Leninsky Prospekt, Moscow 117119, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 20 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.

The size of the Issuer's share in the subsidiary's authorized capital: 28 %

The share of the subsidiary's ordinary stock owned by the Issuer: 28 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

A description of the company's main type of activity:

- life insurance for communications workers.

A description of such a company's significance for the Issuer's operations:

- the company works in a line other than the main line of OJSC CenterTelecom operations. Participation in its operations contributes to providing to the employees of OJSC CenterTelecom of life insurance services.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Oleg S. Shedenkov (1975)
Galina V. Rysakova (1967)
Dmitry A. Ageyev (1972)
Ella M. Zhuravleva (1961)
Anatoly G. Nazeikin (1946), Chairman of the Board of Directors

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the charter of the association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of the year of birth:

Nikolai A. Polosukhin (1951)

Full tradename: OJSC Rinfotels Telecommunication Company

Short tradename: Rinfotels TC JSC

Located at 43 Yesenin Str., Ryazan 390023, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:
The joint stock company is entitled to dispose of over 20 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.

The size of the Issuer's share in the subsidiary's authorized capital: 26 %

The share of the subsidiary's ordinary stock owned by the Issuer: 26 %

The size of the subsidiary's share in the Issuer's authorized capital: 0.001089 %

The share of the Issuer's ordinary stock owned by the subsidiary: 0.001452 %

A description of the company's main type of activity:

- the provision of data transmission services;
- the services of telematic centres;
- Internet access provision.

A description of such a company's significance for the Issuer's operations:

- the company works in the main line of OJSC CenterTelecom operations, so participation in its operations contributes to more efficient development of OJSC CenterTelecom on the basis of mutually beneficial partnership.

The membership of the subsidiary's Board of Directors, with the indication of the year of birth of the respective persons:

Serguei V. Bobylev (1961)

Igor M. Maizels (1954)

Valery P. Melkov (1945)

Yelena K. Romskaya (1957), Chairman of the Board of Directors

Mikhail A. Tulyupa (1971)

The membership of the subsidiary's collective executive body, with the indication of the year of birth of the respective persons:

No collective executive body of this subsidiary is provided for by the Articles of association.

The person performing the functions of the subsidiary's sole person executive body, with the indication of the year of birth:

Serguei V. Bobylev (1961)

Full tradename: Trunksvyaz Limited Liability Company

Short Tradename: Trunksvyaz LLC

Located at 14 Plekhanovskaya Str., Voronezh 394018, Russia

Grounds upon which the company shall be deemed the Issuer's subsidiary:

The joint stock company is entitled to dispose of over 20 % of the total number of the votes accounting for the shares (contributions, interests) that make up the authorized (share) capital of this entity.

The size of the Issuer's share in the subsidiary's authorized capital: 25 %

The size of the subsidiary's share in the Issuer's authorized capital: no share

The share of the Issuer's ordinary stock owned by the subsidiary: no share

No economic operations are carried out.

The Annual General Meeting of the shareholders of Trunksvyaz LLC resolved to liquidate the Company (Minutes dated 05 October 2004).

A 3-person liquidation commission was elected:

1. Vladimir M. Kuzmin (1935)
2. Vyacheslav A. Pavlov (1952)
3. Alexander V. Khaustovich (1949)

*The list of General Directors, members of Boards of Directors (Supervisory Boards), members of the Management Boards of the companies specified in this clause, being the stockholders of OJSC CenterTelecom as of **June 30, 2005***

Full name of Director General, member of the Board of Directors (Supervisory Board) or member of the Management Board	***Share of the ordinary stock of OJSC CenterTelecom owned by this person, %***	***This person's share in the authorized capital of OJSC CenterTelecom, %***
Ruben A. Amaryan	0.022990	0.017240
Sergey V. Bobylev	0.000214	0.000412
Anatoly Ye. Brekhov	0.055643	0.043099
Andrei V. Galayev	0.000032	0.000024
Ella M. Zhuravleva	0.001090	0.000820
Anatoly N. Korovin	0.000270	0.000405
Vitaly S. Kostenko	0	0.000024
Aleksey A. Lokotkov	0.008260	0.00620
Igor M. Maizels	0.000187	0.000456

Petr N. Martyshechkin	0.000951	0.001616
Nikolai V. Mezhuyev	0.000060	0.000050
Valery P. Melkov	0.033066	0.025474
Maxim A. Pegasov	0.000420	0.000320
Yelena K. Romskaya	0.000685	0.000514
Andrei V. Saprykin	0.012387	0.010306
Natalia A. Sudareva	0.000350	0.000415
Olga V. Tulyupa	0.003598	0.002699
Alexander G. Udilov	0.000051	0.000190
Alexander V. Khaustovich	0.133398	0.102933
Yuri A. Chemerikin	0.000779	0.001186
Artem Yu. Shatrakov (1972)	0.000127	0.000095
Vladimir N. Shevnev	0.028180	0.023227
Vladimir I. Yurkin	0.000027	0.000020

The remaining General Directors, members of the Boards of Directors (Supervisory Boards) and members of the Management Boards of the companies specified in this clause are not stockholders of OJSC CenterTelecom.

3.6. Composition, structure and value of the issuer's fixed assets, plans on acquisition, replacement and retirement of fixed assets, and instances of encumbrances of the issuer's fixed assets

3.6.1. Fixed assets

Name of the fixed assets group	Original(replacement) cost, rubles	Amount of accrued depreciation, rubles
Reporting date: June 30, 2005		
Land lots and natural management facilities	20 421 821	0
Buildings	4 496 681 715	1 003 747 182
Installations	13 856 760 280	5 860 420 798
Machines and equipment	25 420 900 902	9 449 561 570
Vehicals	590 971 901	374 872 760
Other	2 036 852 227	1 138 049 079
Total:	**46 422 588 846**	**17 826 651 389**

The way of fixed assets revaluation:

Prior to Company's aggregation on November 30, 2002, Issuer's fixed assets had not been revaluated. Fixed assets of associated companies had been balanced at their residual balance value as of November 30, 2002. However, it will be observed that some of the associated companies undertook revaluations within the period from 2000 to 2002. Due to the fact that revaluations were performed by independent companies at that moment and in different time (Voronezh, Orel, Tambov – 2000, Tula, Kaluga and Kostroma – 2001, Tver – 2000-2002) with different revaluation techniques (different valuators), the Issuer considers inappropriate to provide the data on the revaluation history for each of the associated companies within the period preceding their association.

The Company put fixed assets in the amount of 9 832 282 thousand rubles (as of June 30, 2005) in pledge under credit agreements. The encumbrance starts upon receipt of fixed assets and ends upon debt repayment of loan funds (2008). The credit agreement terms are confidential.

IV. Financial and business performance of the issuer

4.1. Results of the financial and business operations of the issuer

4.1.1. Profit and losses.

Indexes of profit and losses for Q2, 2005

№	Description	Q2 2005
1	Earnings, thousand rubles	6 621 883
2	Gross profit, thousand rubles	1 394 081
3	Net profit (retained profit (uncovered loss)), thousand rubles	112 583
4	Return on equity, %	0.71
5	Return on assets, %	0.25
6	Net profit margin, %	1.70
7	Product (sales) profitability, %	21.05
8.	Ratio of capital turnover	0.42
9	Uncovered loss amount as of the reporting date, rubles	0
10	Ratio of the uncovered loss amount as of the reporting date and balance currency	0

The methods recommended by the statutory acts of the Federal bodies of the Executive Authority were used for calculation of the above mentioned performance.

OJSC «CenterTelecom» (Q2, 2005):

Growth of earnings in Q2 2005 amounted to 10.6% year-on-year. Gross profit reached 1 394.1 million rubles, which is 23.5% up year-on-year.

Net profit (retained) is 112.6 mln rubles.

Sales profitability – 21.1%.

4.1.2. Causes of changes in the issuer's revenues from sales of goods, products, works, services and profit (losses) from recurrent operations.

Year	Change in proceedings amount, th. rubles (Q2 2005 – Q2 2004)	Factors that affected the amount of proceedings *(effects of inflation, change in foreign currency rates, decrees of public authorities, other economic, financial, political and other factors)*
Q2 2005	636 278	At the expense of an increased volume of core services – 37.1 % At the expense of increased rates and other factors – 62.9 %

The revenue growth in Q2 2005 comparing with the same period of the previous year related to the profits increase from the core activities (main services volume and tariffs for communication services increase).

4.2. Liquidity of the issuer, capital and circulating assets adequacy.

Index	H1 2004	H1 2005
Own current assets, th. rubles	-15 639 102	-21 513 585
Permanent asset index	2.03	2.36
Current liquidity ratio	0.48	0.64
Prompt liquidity ratio	0.30	0.40
Own assets self-regulation ratio	0.41	0.36

To calculate these figures, a technique was applied recommended by the Order №05-5/пз-н of the Federal Services on Securities Marke dated March 16, 2005.

The indexes are calculated in accordance with the situation at the end of the reporting quarter (using the collected data).

The negative index of the own current assets shows that the Issuer uses borrowed funds for implementation of its financial and economic activities. This enables the fall of own assets self-regulation ratio. The growth of permanent asset index is related to development, technical re-equipment and modernization of the telephone network aimed at the current services quality increase and provision of the new ones. The decrease of short-term obligations share in the total amount of attracted funds during the reporting period resulted in liquadity indexes growth.

Opex for Q2 2005 (line 070+100) amounted to 818 189 thousand rubles.

Equity capital as of June 30, 2005 amounted to 5 359 793 thousand rubles

Short-term obligations as of June 30, 2005 amounted to 11 782 465 thousand rubles.

According to the methods recommended by the statutory acts of the federal executive bodies on securities market, the equity capital of the Issuer is considered to be adequate for coverage of the current operational expenditures and performance of the shortterm obligations as line 490 form 1 of the balance sheet for H1 2005 is 1.3 times higher than line 690 form 1. The amount of the average operational expenditures of the Issuer in Q1 2005 amounts to 11 570 thousand rubles, Q2 2005 – 9 091 thousand rubles, and forecast for Q3 2005 – 11 108 thousand rubles. The Issuer believes that the amount of circulating assets in Q3 2005 will be enough to cover the forecasted current operational expenditures.

4.3. Amount and structure of the issuer's capital and current assets.

4.3.1. Amount and structure of the issuer's capital and current assets.

Structure of capital and current assets are shown according to the situation at the end of the reporting quarter (using the collected data)

As of June 30, 2005:

- Charter capital –6 311 999 thousand rubles.
- capital reserves – 31 560 thousand rubles.
- additional capital- 646 822 thousand rubles.

- retained profit of the last year –7 982 126 thousand rubles.
- retained profit of the reporting year –387 286 thousand rubles.
- total capital –15 359 793 thousand rubles.
- circulating assets –7 296 173 thousand rubles, including reserves-

1 151 619 thousand rubles, VAT –1 575 707 thousand rubles, accounts receivable –2 997 426 thousand rubles, short-term financial investments - 1 291 thousand rubles, cash assets –1 567 853 thousand rubles, other circulating assets –2 277 thousand rubles.

Due to increase of the borrowed funds aimed at the implementation of the Company's tasks, increased their share in the liabilities of the Issuer and, correspondingly, decreased the share of the owned capital in the reporting period (34.4 %) comparing with the same period of the previous year (39.5 %).

In H1 2005 the amount of the current assets increased by 13% comparing with H1 2004 due to the cash funds growth.

The share of the current assets in the assets structure of the Company in the reporting period amounted to 16.3 % against 17.3 % of the same period of the last year. The share of the non-current assets, mainly the share of the fixed assets, reached 83.7 % against 82.7 % in H1 2004. This is connected with the Issuer's industry specivicity, related to the production with the high level of capital intensiveness. Accounts receiveable share prevails in the structure of the current assets, which is also related to the industry specificity. The Issuer's policy connected with the current assetsaimed at reduction of accounts receivable and overdue debts.

Funding sources of the current assets are mainly borrowed funds in the form of short-terma and long-term bank credits.

Factors which may affect the current assets funding policy:

- changes in accounts receivable level, reserves, rate of current assets turnover;
- change of bank interest rates;
- change of market prices for production reserves and other types of inventory items;
- change of prices on the services provided by the Issuer.

Assessment of chancesof their apperance:

- the Issuer's assets management policy политика connected with the accounts receivable and reserves is aimed at their level and turnover period reduction. Negative influence of this factor on the current assets funding is unlikely;
- the cost of the bank credits and the refinancing rate of the Central Bank of the RF tends to decrease. Negative influence of this factor on the current assets funding is unlikely;
- the prices on the inventory items used by the Issuer in its economic activities aren't affected by the sudden market fluctuations. Negative influence of this factor on the current assets funding is unlikely;
- the market strategy of the Issuer is focused on activities development in the segments with non-regulated prices and tariffs. Negative influence of this factor on the current assets funding is unlikely;

4.3.2. Financial investments of the issuer.

List of the Issuer's financial investments accounting for 10% and more of all its financial investments as of June 30, 2005

The financial investments amount of OJSC CenterTelecom as of June 30, 2005 amounts to **1 508 696 517.39** rubles.

Security type	Company's full name	Company's short name	Location	State registration number of capital issue	Registration date of the capital issue and registration body	Number of securities owned by OJSC CenterTelecom, pieces	Nominal value of investments owned by OJSC CenterTelecom, rubles	Dividends (ruble per share) for 2004	Dividen repayme period
ordinary stocks	Open Joint-Stock Company "Russian Telecommunication Network"	OJSC RTS	2/15 Maroseyka, Moscow, 101000, Russia	1-03-01033-A	On March 5, 1998, by Interregional Department of the Federal Commission on Securities Market of Russia	876 477	8 764 770	2 285 500	till Septembe 1, 2005

ordinary stocks	Open joint-stock company AEROKOM	OJSC AEROKOM	80 Lenengradsky prospect, building 32, Moscow, 125190, Russia	73-1-7368 1-02-09135-H	On July 23, 1997 by Interregional Department of the Federal Commission on Securities Market of Russia	2 100 000	1 050 000	no dividends	no divide

Total book value of the OJSC RTS securities owned by the Issuer: **869 630 942** rubles.

Total book value of the OJSC "AEROKOM" securities owned by the Issuer: **493 138 185.05** rubles.

The Issuer's investment into other financial investments accounting for 10% and more of all its financial investments as of June 30, 2005 was not made.

Total amount of reserves for provision of the Company's financial investments:
As of December 31, 2003 amounted to 3 486 thousand rubles.
As of December 31, 2004 amounted to 5 509 thousand rubles.
As of June 30, 2005 amounted to 5 295 thousand rubles.

Accounting standards (rules), under which the Issuer executed payments reflected in this article: ***Federal Law No. 129-FZ On Accounting dated November 21, 1996; Regulations for accounting and bookkeeping in the RF approved by Decree of No. 34 n of the RF Ministry of Finance dated July 29, 1998; RAS 19/02 Account of Financial Investments approved by Decree of No. 126 n of the RF Ministry of Finance dated December 10, 2002.***

4.3.3. Intangible assets of the issuer

Name of the intangible assets group	Original (replacement) cost, rubles	Amount of the accumulated depreciation, rubles
Reporting date: as of June 30, 2005		
Exclusive rights for an invention, industrial prototype, utility model	165 510	4 987
Exclusive rights for computer program, database	1 277 724	968 889
Exclusive rights for trademarks and service marks	58 229	17 953
Total	**1 501 463**	**991 829**

Intangible assets are accounted for in compliance with RAS 14/2000 approved by Decree No. 91 n of the RF Ministry of Finance dated October 16, 2000.

4.4. Information on the Issuer's Policy and Expenses in the Area of Scientific and Technical Development, with Regard to Licences and Patents, New Developments and Research

The Issuer obtained a resolution dated May 3, 2005 by the Federal Service for Intellectual Property, Patents and Trade Marks, on the granting of a patent for the invention "A Network for Broadcasting".

The Issuer has works performed under a contract on the technological inventory taking of intellectual property objects and other results of intellectual activity in the structural subdivisions of the Upper Volga Branch of OJSC CenterTelecom located on the territory of the Yaroslavl Region. Ten intellectual property objects qualifying for legal protection were identified, and a set of documents was prepared with regard thereto and forwarded to the Federal Service for Intellectual Property, Patents and Trade Marks. Certificates of the official registration of computer software "The "Uniform Paycard" System", "Common Document Turnover" and "Human Resources Management" were obtained.

The Company has:

1. Trademark Certificate dated March 11, 2001 No. 200257. The trademark is used by the Company so as to individualize goods, performed works and rendered services. The registration of the Company's trademark is effective on the entire territory of the Russian Federation for ten years starting with October 16, 2000.

2. Patent dated September 10, 2004 No. 2231125 for the invention "A Device for Transmitting the Signals of Alert Messages over Busy Digital Communication Channels".

3. Patent dated September 10, 2004 No. 40558 for the utility model "A Network for Broadcasting".

4. Patent dated March 27, 2005 No. 44693 for the utility model "The Pit of an Underground Low-Channel Communication Facility".

5. Certificate dated October 27, 2004 No. 2004620254 of the official registration of the database "The Subscribers of the Phone Network of the Tula Branch of OJSC CenterTelecom ".

6. Certificate dated April 7, 2005 No. 2005610821 of the official registration of computer software "The "Uniform Paycard" System".

7. Certificate dated April 7, 2005 No. 2005610822 of the official registration of computer software "Common Document Turnover".

8. Certificate dated April 7, 2005 No. 2005610823 of the official registration of computer software "Human Resources Management".

The effective term of the patents and trademark (service mark) registration is determined in accordance with current laws. Patents and trademark (service mark) registration may be renewed in due course.

Year	The Issuer's expenses on scientific and engineering operations incurred using its own resources (thousand rubles)	The Issuer's policy in the area of scientific and engineering development
H1 2005	**539**	**Research and development expenses are reflected as part of construction-in-progress.**

4.5. An Analysis of Development Trends in the Area of the Issuer's Main Operations.

In the Central Federal District, the macroeconomic situation remains favourable as compared with other regions of the Russian Federation. However, the development of the economy of the Central Federal District is affected by the slackening rates of economy growth (in particular, the reducing rates of GDP growth and accelerated inflation growth) that are common for Russia.

According to L. Reiman, the communication and information technology industry's share in 2004 in this country's GDP reached 5 %. Foreign investments to the communication industry in 2004 exceeded $1.5 bln. In 2004, domestic investments to the fixed capital of the industry's businesses were up by 24.6 % and exceeded $4.1 bln.

The earnings of the communication industry in 2005 will increase by 30 % and amount to about 700 bln roubles. The volume of the information technology market in 2005 will increase by 17 % and reach 300 bln roubles. At the same time, in 2005 the volume of the investments of the industry's enterprises will amount to about 140 bln rubles.

According to a forecast by Cominfo Consulting, the total amount of the Russian telecommunication services market will, by 2006, have grown 2.6-times (as compared with 2002) amounting to over 550 bln rubles. The market for documentary telecommunications will be up 5-times due to the growth of the market for Internet access and new types of services, i. e. IP-telephony, VPN and others.

By 2006, the mobile communication market is forecasted to have grown 2.8-times due to the expansion of the customer base in regions. All analysts today agree that the further increase of the mobile communication market will be due to regions.

Over the last several years, a regular trend of redistributing a share of earnings from various types of communication services in favour of non-traditional services, mainly those of mobile communications, has been observed. The Central Federal District is no exception.

Earnings from communication services have a positive trend of growth over the industry in general.

Based on the results of JSC CenterTelecom operations in the 2nd quarter, growth in the number of main phone sets was 44,389. The expected growth in earnings from communication services in the 2nd quarter of 2005 as compared with the 2nd quarter of 2004 is 108 %.

In future, the principal negative effect should be expected from the aggravation of the competitive situation, and especially on the part of mobile operators.

The probability of mobile operators' providing strong competition is very high, as they are actively making their way to all regional markets and expanding the range of provided services.

In future, in order to reduce the negative effect of the factors and conditions influencing the Issuer's operations, main competitive advantages are planned to be used. However, it should be noted that JSC CenterTelecom takes due account of the possible negative consequences of the said risks and makes efforts to overcome those.

National operators are the main competitors of JSC CenterTelecom. Their aggregate share, depending on the region and services type, varies from 1 to 18 %. Comincom company is successful in promoting itself on the market of the Black Earth Region (Chernozemie), and JSC Central Telegraph on that of the Moscow Region.

Corporate operators are just as dangerous. Their share is substantial on the market for long-distance communications and Internet access, and their presence in the local-telephony segment is limited. These operators actively penetrate into the most attractive market segments. TransTeleCom is a particularly active corporate operator.

As for companies providing cellular communication services, they invade other segments of the communication services market, for instance, Internet access services.

Local operators as such are no competitors to interregional companies, since their operations are limited to individual territories; they, however, are promising partners for national and corporate operators and often provide formidable competition to the regional branches of JSC CenterTelecom on strategically important markets. IP-operators who provide formidable competition on the market for long-distance communications and Internet access deserve a separate note.

The values of the shares taken, in the Issuer's opinion, by it and by its competitors, in per cent, over the **5 last completed financial years are as follows:**

Company Name	*Market share, 2002, %*	*Market share, 2003, %*	*Market share, 2004, %*
CenterTelecom	*73%*	*64%*	*62%*
Equant	*1%*	*1.2%*	*1.3%*
Golden Telecom	*3%*	*3.6%*	*5%**
TransTeleCom	*1.4%*	*2.4%*	*2.8%*
Comincom	*0.2%*	*0.4%*	-

Source: CominfoConsulting.
* In assessing the market share of GoldenTelecom in 2004, its merge with Comincom was taken into account.

The information is presented for the year 2002 and later, as JSC CenterTelecom was established in 2002. It is impossible to present information on the volume of services sale due to lack of data.

The list of the factors of the Issuer's competitiveness:

- *a branched network infrastructure;*
- *a high quality of servicing in spite of customer base growth.*

The extent of the impact of those, in the Issuer's opinion, on the competitiveness of turned-out products (works, services) is as follows:

- *the branched infrastructure enables providing a full range of services, including those involving the use of high-tech solutions, which increases the company's competitiveness;*
- *the high quality of servicing provides the company with a positive image and helps to attract new customers.*

V. Detailed information about individuals – members of the issuer's governing bodies, internal control and supervisory bodies of the issuer, brief data on the issuer's employees (personnel).

5.1. Structure and powers of the issuer's governing bodies.

General meeting of shareholders, Board of Directors, Management Board.

Powers of the general meeting of shareholders of the issuer pursuant to its charter (founding documents):

Article 13 (The Charter of JSC CenterTelecom) GENERAL MEETING OF SHAREHOLDERS

13.1. The General Meeting of Shareholders is the Company's highest management body.

13.2. *The following matters lie within the authority of the General Meeting of Shareholders and may not be referred for resolution to the Company's Board of Directors, General Director or Management Board:*

1) *introduction of amendments and addenda hereto or approval of a new version of the Company Charter (subject as provided in the Federal Law 'On Joint Stock Companies'), resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;*
2) *reorganization of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;*
3) *liquidation of the Company, appointment of the liquidation commission and approval of the interim and final liquidation balance sheets, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;*
4) *election of members of the Board of Directors, to be conducted by cumulative voting;*
5) *early termination of the authority of members of the Board of Directors, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*

6) *determination of the quantity, nominal value and category (type) of declared shares of the Company and rights to be conferred by such shares, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;*
7) *increase of the Company's charter capital by increasing the nominal value of shares, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*
8) *increase of the Company's charter capital by placement of additional common (ordinary) shares through open subscription in the event that the number of additionally placed shares comprises more than 25 percent of common shares previously placed by the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting.;*
9) *increase of the Company's charter capital through placement of additional shares by closed subscription, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;*
10) *reduction of the Company's charter capital by reducing the nominal value of shares, through acquisition by the Company of a part of shares in order to reduce their total number and also through redemption of shares acquired or repurchased by the Company, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company and taking part in the meeting;*
11) *election of members of the Company's internal audit commission and early termination of their authority, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*
12) *approval of the Company's auditor, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*
13) *approval of the Company's annual reports and annual accounts, including the Company's profit and loss reports (profit and loss accounts) and distribution of profit, including distribution (declaration) of dividends and Company losses according to the results of the financial year, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*
14) *determination of the procedure for conducting the Company's General Meeting of Shareholders, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*
15) *split-up and consolidation of shares, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*
16) *adoption of resolutions approving interested party transactions, resolutions on which must be adopted in circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';*
17) *adoption of resolutions approving major transactions connected with the Company's direct or indirect acquisition, disposal or possible disposal of assets worth more than 50 percent of the balance-sheet value of the Company's assets determined according to the accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;*
18) *adoption of a resolution to participate in holding companies, financial-industrial groups, associations and other unions of commercial organizations, to be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*
19) *approval of internal documents regulating the activity of the Company's bodies, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*
20) *placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (other mass-issued securities) are placed through closed subscription or through open subscription where, in the process of open subscription, convertible bonds (other mass-issued securities) may be converted into common shares of the Company comprising more than 25 percent of previously placed common shares, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;*
21) *adoption of resolutions on the compensation by the Company of expenses incurred in connection with the preparation for and conduction of an extraordinary General Meeting of Shareholders of the Company*

where the Board of Directors has, in violation of requirements of effective legislation of the Russian Federation, failed to adopt a resolution to convene an extraordinary General Meeting and the meeting has been convened by other persons. Such resolutions must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

22) *releasing a person that has, alone or jointly with its affiliates, acquired 30 or more percent of placed common shares of the Company from the obligation to acquire shares from other shareholders of the Company, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting, without regard to the votes conferred by shares belonging to such person party and its affiliates;*
23) *adoption of a resolution to transfer the authority of the Company's General Director to a management company or manager, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;*

adoption of resolutions on other matters as provided in the Federal Law 'On Joint Stock Companies' and herein.

13.3. The General Meeting of Shareholders has the right to adopt resolutions on matters specified in sub-clauses 2, 7, 8, 9, 15 – 19 and 23 of Clause 13.2 herein only upon a proposal from the Board of Directors. Other persons entitled under effective legislation of the Russian Federation to propose items for the agenda of an annual or extraordinary General Meeting of Shareholders may not demand that the Board of Directors put such items on the agenda of a meeting.
The General Meeting of Shareholders may not consider or adopt resolutions on matters not included in its authority pursuant to the Federal Law 'On Joint Stock Companies'.
The General Meeting may not adopt resolutions on matters not included in the agenda, nor may it amend the agenda.

13.4. A resolution of the General Meeting of Shareholders amending or restricting the rights of shareholders holding a particular type of preferred share of the Company will be deemed adopted, if at least three quarters of votes of shareholders holding common shares of the Company participating in the meeting and three quarters of votes of all shareholders holding preferred shares of the Company of such type are cast for it.

Powers of the Board of Directors (Supervisory Board) of the issuer pursuant to its charter:

Article 14 (the Charter of OJSC CenterTelecom) The COMPANY'S BOARD OF DIRECTORS

14.1 The Board of Directors is the Company's collective management body and carries out general management of the Company's activities.

14.2 The 11 members of the Company's Board of Directors are elected each year by the annual General Meeting of Shareholders, by cumulative voting.

14.3 The General Meeting of Shareholders has the right to adopt a resolution to early terminate the authority of members of the Board of Directors. Such a resolution may be adopted only in respect of all members of the Board of Directors simultaneously.

In the event of early termination of the authority of the Board of Directors the authority of the new Board of Directors will remain in effect until the nearest annual General Meeting of Shareholders.

14.4. The following matters will be referred to the authority of the Company's Board of Directors:

1) determination of priority directions of the activity of the Company, including approval of the annual budget, mid- and long-term budgets, development strategies and programs; amendment to such documents and consideration of the results of their implementation;
2) prior approval of operations outside the limits of the annual budget of the Company;
3) convocation of annual and extraordinary General Meetings of Shareholders, subject to circumstances provided in Article 55.8 of the Federal Law 'On Joint Stock Companies';
4) approval of the agenda for the General Meeting of Shareholders;
5) determination of the date of compilation of the list of persons entitled to participate in the General Meeting of Shareholders and other matters within the competence of the Company's Board of Directors under Chapter VII of the Federal Law 'On Joint Stock Companies' and connected with preparation for and conduction of the General Meeting of Shareholders;

6) preliminary approval of the Company's annual report;
7) an increase of the Company's charter capital by placement by the Company of additional shares within the limits of the number of declared shares determined herein, subject to circumstances provided in sub-clauses 8 and 9 of Clause 13.2 herein;
8) placement by the Company of bonds and other mass-issued securities in the event such bonds and other mass-issued securities are not convertible into shares of the Company under the terms of the their placement;
9) placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (mass-issued securities) are placed through open subscription and such convertible bonds (mass-issued securities) may be converted into common shares of the Company comprising 25 percent or less of the previously placed common shares;
10) determination of the price (market value) of assets, placement and repurchase price of mass-issued securities under circumstances provided by the Federal Law 'On Joint Stock Companies';
11) approval of resolutions to issue securities, of issuing prospectus, reports on the results of an issue of securities of the Company, and reports on the results of acquisition by the Company of shares for the purposes of redemption;
12) acquisition of shares, bonds and other mass-issued securities placed by the Company;
13) approval of the Company's registrar and the terms of the agreement with it and adoption of a resolution to terminate such agreement;
14) recommendations on the amount of dividend payable on shares and the form and time of its payment and approval of internal documents on payment of dividends on shares of the Company;
15) use of the reserve fund and other of funds of the Company;
16) supervising implementation of internal supervision procedures;
17) recommendations on the amount of fees and compensation payable to members of the Company's internal audit commission and approval of the terms of the agreement with the auditor, including determination of fees payable for its services;
18) approval of Regulations on the structural subdivision of the Company implementing internal supervisory functions, agreeing of candidates for the position of manager of such subdivision and also consideration of other matters within the authority of the Board of Directors pursuant to Regulations on the subdivision; approval of the organizational chart of the Company including key functions.
19) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth from 0.4 to 25 percent of the balance-sheet value of the Company's assets, determined according to the accounts as of the last reporting date;
20) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth 25-50 percent of the balance-sheet value of the Company's assets determined according to accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement through subscription of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company;
21) approval of interested party transactions, under circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';
22) defining the key principles of the organizational structure of the Company;
23) establishment of branch offices and opening of representative offices, liquidation thereof and approval of the Regulations on branch and representative offices;
24) preliminary approval of candidates for the position of heads of branch and representative offices and relieving them of duty;
25) approval of annual budgets and development strategies and programs for branch offices; introduction of amendment to such documents and consideration of the results of their implementation;
26) appointment of the Company's General Director, determination of the term of his authority and early termination of his authority;
27) election (re-election) of the Chairman of the Company's Board of Directors and his deputy;
28) formation of the Management Board, determination of the term of its authority and early termination of the authority of members of the Management Board;
29) permitting the person performing the functions of Company's General Director and members of the Company's Management Board to combine [these functions] with positions in the management bodies of other organizations;

30) permitting the person performing the functions of Company's General Director to work pluralistically in a paid position in other organizations;
31) establishment of permanent or temporary (to address specific matters) committees of the Board of Directors and approval of the Regulations on the committees;
32) appointment of the Company Corporate Secretary, relieving the Company Corporate Secretary of his duty and approval of the Regulations On the Corporate Secretary and the Office of the Company Corporate Secretary;
33) approval of the terms of the agreements (supplementary agreements) with the Company's General Director, members of the Management Board, the heads of branch and representative offices, the head of the Company's structural subdivision performing internal supervisory functions and the Company Corporate Secretary and consideration of matters within the authority of the Board of Directors pursuant to such agreements;
34) adoption of resolutions to participate (act as participant, terminate participation, alter share of participation) in other organizations through the purchase or sale of shares or participatory interests in other organizations and also through additional investment in the charter capitals of such organizations;
35) adoption of resolutions to participate in non-commercial organizations, subject as provided in sub-clause 18 of Clause 13.2 herein, through acting as a participant, terminating participation and making additional investments (contributions) connected with the Company's participation in non-commercial organizations;
36) adoption of resolutions on matters on the agenda of general meetings of subsidiary companies (senior management bodies of other organizations) in which the Company is the sole participant;
37) determination of the procedure for cooperation between the Company and organizations in which the Company is a participant;
38) approval of the internal document on disclosure of information about the Company;
39) approval of the Code of Corporate Conduct of the Company, making amendments and additions thereto;
40) approval of the Company's internal documents regulating matters within the authority of the Company's Board of Directors, other than those provided in Clause 14.4 herein, subject to internal documents the approval of which lies within the authority of the Company's General Meeting of Shareholders and executive bodies pursuant to the Company's Charter;
41) other matters as provided by the Federal Law 'On Joint Stock Companies' and herein.

14.5. Matters within the authority of the Company's Board of Directors may not be referred for resolution to the Company's Management Board or General Director.

14.6. Resolutions on matters specified in sub-clauses 7 and 20 of Clause 14.4 herein shall be adopted unanimously by all members of the Company's Board of Directors without regard the votes of former members of the Company's Board of Directors.

In the event that the Board of Directors fail to reach a unanimous decision on issues listed in sub-clauses 7, 20 of Clause 14.4 hereof those issues may be referred to the relevant General Meeting of Shareholders, and in the latter case resolutions on those issues shall be passed by a majority of votes of shareholders – owners of voting shares of the Company taking part in the general meeting.

Decisions on the issues specified in item 21, par. 14.4 shall be taken by a majority of votes of the independent directors who are not an interested party in closing related party transactions.

In the event that all members of the Company's Board of Directors are recognized as interested parties and/or are not independent directors, the deal may be approved by a decision of a general meeting of shareholders by a majority of votes of all shareholders – owners of voting shares who are not interested parties to the deal.

14.7. Other issues except those listed in Clause 14.6 hereof referred to the authority of the Board of Directors according to the Federal Law On Joint-Stock Companies and by this Charter shall be decided by a majority of votes of members of the Board of Directors taking part in the relevant meeting of the Board.

Powers of the sole person and collective executive bodies of the issuer pursuant to its charter:

Article 16 General Director of the Company *(The Charter of OJSC CenterTelecom)*

16.1 The General Director is the individual executive body managing the Company's day-to-day activities. The General Director shall be appointed by the Company's Board of Directors.

16.2 The General Director shall adopt resolutions on matters not referred to the authority of the Company's General Meeting of Shareholders, Board of Directors or Management Board pursuant to this Charter.

16.3 The General Director shall perform the functions of Chairman of the Company's Management Board.

16.4. The General Director shall acts on behalf of the Company without a power of attorney, including representation of the interests of the Company, conclusion of transactions on behalf of the Company, approval of staff-lists and issue of orders and instructions binding upon all of the Company's employees.
The General Director's rights, duties, salary and liability shall be determined in the agreement that he enters into with the Company. The Chairman of the Company's Board of Directors shall sign the agreement on behalf of the Company.
The General Director bears personal responsibility for organization of works and conditions for state secret protection in the Company and for failure to comply with the limitations of familiarization with the information containing state secret set by the current legislation.
16.5. During the General Director's absence (illness, business trips, vacation etc.) the officer performing through the established procedure the duties of General Director shall have the right to issue power of attorneys on behalf of the Company.

16.6. The Company's Board of Directors may at any time adopt a resolution early terminating the authority of the Company's General Director and terminating the agreement with him.

Article 15 (The Charter of OJSC CenterTelecom) COMPANY'S MANAGEMENT BOARD
15.1. The Management Board is the collective executive body organizing the implementation of resolutions of the Company's General Meeting of Shareholders and Board of Directors.

15.2. The number of members and members of the Management Board shall be determined by a resolution of the Company's Board of Directors upon proposal from the General Director and members of the Company's Board of Directors.

15.3. The Management Board shall be constituted for a term to be determined by the Company's Board of Directors when appointing its members.
Pursuant to a resolution of the Company's Board of Directors the authority of any member (all members) of the Company's Management Board may be terminated early.
In the event that the authority of individual members of the Management Board are terminated early the authority of newly appointed members of the Management Board will remain effective within the term for which the Company's Management Board was constituted.

15.4. The following matters relating to management of the Company's day-to-day activities will be referred to the authority of the Company's Management Board:

1) developing proposals relating to the principal directions of activity of the Company, including drafts of the annual budget, mid-term and long-term budgets, development strategies and programs for the Company and proposals relating to amendments to such documents;
2) approving internal supervisory procedures;
3) determination of the Company's staff and social policy;
4) approving the internal document regulating the general provisions for working incentives and considering and adopting resolutions on conclusion of collective agreements and contracts;
5) preparing materials and draft resolutions on matters to be considered by the General Meeting of Shareholders or Board of Directors and presenting materials to committees of the Board of Directors;
6) organizational and technical support of the activities of the Company's bodies;
7) determination of the technical, financial, economic and pricing policies of the Company and its branch offices;
8) determination of accounting policy and supervising improvements to accounting and administrative methods and the adoption of international accounting standards for the Company and its branch offices;

9) determination of the methods for planning, budgeting and financial control for the Company and its branch offices;
10) determination of security policies for the Company and its branch offices;
11) determination of the procedure for allocating assets to branch offices and withdrawal of allocated assets from branch offices;
12) determination of the number of members of the collective executive bodies of branch offices, appointing them, terminating their authority early and approving the regulations on branch offices' collective executive bodies;
13) preliminary approval of candidates for the position of deputy heads and chief accountants of branch and representative offices and relieving them of their duty;
14) approving the terms of agreements (supplementary agreements) with members of branch offices' collective executive bodies and the deputy heads and chief accountants of branch and representative offices and considering matters within the authority of the Management Board pursuant to such agreements;
15) approving branch offices' quarterly budgets and amending such documents;
16) analyzing the results of performance of the Company's structural subdivisions, including separate structural subdivisions, and developing binding instructions for improvement of their work;
17) approving internal documents regulating matters within the authority of the Company's Management Board, subject to of documents to be approved by the Company's General Meeting of Shareholders or Board of Directors;
18) approval of the organizational chart of the Company including job descriptions/key functions.

15.5. The Company's Management Board also has the right to adopt resolutions on other matters connected with the day-to-day management of the activities of the Company pursuant to the instructions from the Board of Directors or a proposal from the Company's General Director.

15.6. The procedure for convening and holding sessions of the Management Board and also the procedure for adoption of resolutions by the Management Board, the amount and procedure for paying compensations to the members of the Management Board shall be established by the Regulation On the Management Board of the Company, to be approved by the Company's General Meeting of Shareholders.

15.7. The rights, duties and liability of members of the Management Board shall be determined in the agreement that each of them enters into with the Company. The Company's General Director shall sign the agreement on the behalf of the Company.

On February 20, 2004 the Company Board of Directors approved Code of Corporate Governance of JSC CenterTelecom developed giving consideration to comment and proposals of expert organizations – the Russian Institute of Directors, Association of Independent Directors, International Financial Corporation (IFC).

In a study conducted jointly by Expert rating agency and the Russian Institute of Directors the Company's Code was named the best among all codes of corporate governance (corporate conduct) of Russian companies (numbered over 60) both with regard of its quality and full compliance with the provisions of the Code of FCSM of Russia.

The Code of Corporate Governance of JSC CenterTelecom is posted on the website at http://www.centertelecom.ru/files/corpmgmt/codex_corp_mng.pdf - for review by investors and shareholders.

The Charter and internal documents regulating functioning of the bodies of JSC CenterTelecom are posted at www.CENTERTELECOM.RU - the Company's website, for review by shareholders and investors.

In the reporting quarter there were changes introduced in the internal documents regulating activities of the issuer's bodies, there were some changes introduced in the Company's Charter and approved by the Annual General Meeting of the Shareholders held on June 30, 2005.

5.2. Information on individuals – members of the governing bodies of the issuer.

Board of Directors

Chairman of the Board of Directors:
Mr. Valery N. Yashin
Born in *1941*
Education: ***Higher***

Positions held over the past 5 years

Period: *2000-2002*
Organization: ***OJSC Peterburgskaya Telefonnaya Set' (OJSC North-Western Telecom as of* 2001*)***
Position: ***member of the Board of Directors***

Period: *2000*
Organization: ***OJSC Saint-Petersburg International and Long-Distance Telephone Service***
Position: ***Member of the Supervisory Board***

Period: *2000 - 2002*
Organization: ***Open JSC Svyazinvest-Media***
Position: ***Chairman of the Board of Directors***

Period: *2001 – 2004*
Organization: ***Open JSC RTComm.RU***
Position: ***Chairman of the Board of Directors***

Period: *2001 - 2002*
Organization: ***Open JSC Elektrosvyaz of the Orel region***
Position: ***Chairman of the Board of Directors***

Period: *2001 - 2003*
Organization: ***Non-governmental Pension Fund Rostelecom-Guarantia***
Position: ***Chairman of the Fund Board***

Period: *2000 - 2003*
Organization: ***Closed JSC MobiTel***
Position: ***Chairman of the Board of Directors***

Period: ***2000 - up to now***
Organization: ***Closed JSC Saint-Petersburg Payphones***
Position: ***Chairman of the Board of Directors***

Period: ***2000 - up to now***
Organization: ***Open JSC Telecominvest***
Position: ***Chairman of the Board of Directors***

Period: ***2000 - up to now***
Organization: ***Non-government Pension Fund Telecom-Soyuz***
Position: ***Chairman of the Fund Board***

Period: *2000- up to now*
Organization: *OJSC Investitsionnaya Kompania Svyazi (Svyazinvest)*
Position: *General Director and Chairman of the Management Board*

Period: *2000 – up to now*
Organization: *Open Joint-Stock Company Elektrosvyaz of the Moscow region (OJSC CenterTelecom as of 2001)*
Position: *Chairman of the Board of Directors*

Period: *2000 - up to now*
Organization: *Open JSC Moscow Metropolitan Telephone Network (MGTS)*
Position: *Member of the Board of Directors*

Period: *2000 - up to now*
Organization: *Open Joint-Stock Company for International and Long-Distance Telecommunications Rostelecom*
Position: *Chairman of the Board of Directors*

Period: *2001 - up to now*
Organization: *Open JSC National Payphone Network*
Position: *Chairman of the Board of Directors*

Period: *2002 - up to now*
Organization: *Russian Telecommunications History Fund*
Position: *Member of the Board*

Period: *2002 – up to now*
Organization: *OJSC North-Western Telecom*
Position: *Chairman of the Board of Directors*

Period: *2003 - up to now*
Organization: *Closed JSC Football Club Zenit*
Position: *Member of the Board of Directors*

Period: *2004 - up to now*
Organization: *Closed Joint-Stock Insurance Company Medexpress*
Position: *Member of the Supervisory Board*

Interest in the legal (charter) capital of the issuer: *0.012738%*
Percentage of the ordinary shares of the issuer: *0.001901%*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies:

no information available to the Company.

Mr. Ruben A. Amaryan
Born in: *1949*
Education: ***Higher***
Degree in Science: ***Doctor of Science in Technology***
Academic rank: ***full member of the International Telecommunication Academy, Professor of Moscow Academy of Labor Market and Information Technology***

Positions held over the past five years:
Period: *2000*
Organization: ***Open Joint-Stock Company Moscow Metropolitan Telephone Network***
Position: ***Deputy General Director of JSC MGTS – Head of Technical and Engineering department of "Service"***

Period: *2002 - 2004*
Organization: ***Closed Joint-Stock Company Moscow Telecommunication Company (as of 2003 Closed JSC CenterTelecomService of Moscow region)***
Position: ***Chairman of the Board of Directors***

Period: *2002 - 2004*
Organization: ***Joint-Stock Commercial Bank LINK-bank (Open Joint-Stock Company)***
Position: ***Chairman of the Board of Directors***

Period: *2003 - 2004*
Organization: ***Closed Joint-Stock Company Science and Technology Center COMSET***
Position: ***Member of the Board of Directors***

Period: *2002 - 2002*
Organization: ***Open Joint-Stock Company for Telecommunications and Informatics of the Voronezh region***
Position: ***Member of the Board of Directors***

Period: ***2000 – up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company (before 2001 Open Joint-Stock Company Elektrosvyaz of the Moscow region)***
Position: ***General Director, Chairman of the Management Board***

Period: ***2000 - up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company (before 2001 Open Joint-Stock Company Elektrosvyaz of the Moscow region)***
Position: ***Member of the Board of Directors***

Period: ***2002 – up to now***
Organization: ***Open Joint-Stock Company National Payphone Network***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Closed Joint-Stock Company CenterTelecomService***
Position: ***Chairman of the Board of Directors***

Period: *2004 - up to now*
Organization: *Open Joint-Stock Company Russian Telecommunications Network*
Position: *Deputy Chairman of the Board of Directors*

Period: *2004 - up to now*
Organization: *Not-for-profit Partnership Center for Telecommunications Development Studies*
Position: *Member of the Partnership Board*

Interest in the legal (charter) capital of the issuer: *0.017239%*
Percentage of the ordinary shares of the issuer: *0.022986%*

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Boris Dm. Antonyuk
Born in: *1949*
Education: *Higher*

Positions held over the past five years:

Period: *2000 - 2002*
Organization: *FGUP Satellite Communications*
Position: *General Director*

Period: *2002 - 2004*
Organization: *Ministry of the Russian Federation for Communications and Information*
Position: *First Deputy Minister*

Period: *2004*
Organization: *Ministry of the Russian Federation for Communications and Information*
Position: *Deputy Minister*

Period: *2003 - up to now*
Organization: *OJSC Moscow Long-Disctance Telephone Exchange 9*
Position: *Member of the Board of Directors*

Period: *2003 - up to now*
Organization: *Open Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *Member of the Board of Directors*

Period: *2003 - up to now*
Organization: *OJSC CenterTelecom*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *no interest*
Percentage of the ordinary shares of the issuer: *no interest*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company.*

Mr. Andrei V. Beskorovayny
Born in: *1958*
Education: *higher*

Positions held over the past five years:
Period: *2000*
Organization: *Closed Joint-Stock Company «North-Western GSM». (Saint-Petersburg)*
Position: *Deputy General Director.*

Period: *2001-2004*
Organization: *Federal State Unitary Enterprise «Main Radiofrequency Center»*
Position: *First Deputy Director, Director*

Period: *2004 –2004*
Organization: *Ministry of the Russian Federation for Communications and Information*
Position: *Deputy Minister*

Period: *2004-2005*
Organization: *Federal Agency for Communication*
Position: *Deputy Head, Head of the agency.*

Period: *2005-up to now*
Organization: *Federal Agency for Communication*
Position: *Head of the agency*

Interest in the legal (charter) capital of the issuer: *no interest*
Percentage of the ordinary shares of the issuer: *no interest*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Alexander P. Gribov
Born in: *1972*
Education: ***Higher***

Positions held over the past five years:

Period: *2000 - 2001*
Organization: ***Russian Federal Property Fund (RFFI)***
Position: ***Senior Expert***

Period: *2001 - 2002*
Organization: ***Russian Federal Property Fund (RFFI)***
Position: ***Consultant***

Period: ***2002 - up to now***
Organization: ***Russian Federal Property Fund (RFFI)***
Position: ***Deputy Chief of Department – Head of Unit on Representation in Joint-Stock Companies***

Period: ***2002 - up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Member of the Board of Directors***

Period: ***2004 - up to now***
Organization: ***Open Joint-Stock Company Vniizarubezhgeologia***
Position: ***Chairman of the Board of Directors***

Period: ***2004 - up to now***
Organization: ***Open Joint-Stock Company 615 Construction Enterprise***
Position: ***Member of the Board of Directors***

Period: ***2004 - up to now***
Organization: ***Open Joint-Stock Company AK Voronezhavia***
Position: ***Member of the Board of Directors***

Period: *2004 - 2004*
Organization: ***Open Joint-Stock Company 175 Timber Processing Plant***
Position: ***Chairman of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***

Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Valery V. Degtyarev
Born in: ***1957***
Education: ***higher***

Positions held over the past five years:
Period: ***2000***
Organization: ***Closed joint-Stock Company «Metrocom»***
Position: ***Director of Marketing and Development Unit***

Period: ***2000***
Organization: ***Closed Joint-Stock Company «Komkor-TV»***
Position: ***First Deputy General Director***

Period: ***2000-2001***
Organization: ***«DTS» Limited Liability Company***
Position: ***Deputy General Director***

Period: ***2001-2001***
Organization: ***Closed Joint-Stock Company «TransTeleCom Company»***
Position: ***General Director***

Period: ***2001- up to now***
Organization: ***Closed Joint-Stock Company «Professional Telecommunications»***
Position: ***General Director***

Period: ***2004- up to now***
Organization: ***Open Joint-Stock Comapny «Tetrasvyaz»***
Position: ***General Director***

Period: ***2001- up to now***
Organization: ***Closed Joint-Stock Comapny «Professional Telecommunications»***
Position: ***Member of the Board of Directors***

Period: ***2004- up to now***
Organization: ***Closed Joint-Stock Company «Radiotel»***
Position: ***Member of the Board of Directors***

Period: ***2004- up to now***
Organization: ***Open Joint-Stock Comapny «Rostelocom»***
Position: ***Member of the Board of Directors***

Period: ***2004 up to now***
Organization: ***Open Joint-Stock Comapny «VolgaTelecom»***

Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Alexander N. Kiselev
Born in: ***1962***
Education: ***Higher***

Positions held over the past five years:
Period: ***2000-2002***
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***Deputy Minister***

Period: ***2002-2004***
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***First Deputy Minister***

Period: ***2004-2004***
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***Director of department on State policy for Electric Communication and Mail Service***

Period: ***2004- up to now***
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***Aide to Minister***

Period: ***2001- up to now***
Organization: ***Open Joint-Stock Company «AKB Svyaz-Bank»***
Position: ***Chairman of the Board of Directors***

Period: ***2005- up to now***
Organization: ***Open Joint-Stock Company «MGTS»***
Position: ***Member of the Board of Directors***

Period: ***2005- up to now***
Organization: ***Open Joint-Stock Company «Rostelecom»***
Position: ***Member of the Board of Directors***

Period: ***2005- up to now***
Organization: ***Open Joint-Stock Company «North-Western Telecom»***

Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Sergei I. Kuznetsov
Born in: *1953*
Education: ***Higher***

Positions held over the past five years:
Period: ***2000-2001***
Organization: ***Closed Joint-Stock Company «PeterStar»***
Position: ***General Director***

Period: ***2001-2003***
Organization: ***Open Joint-Stock Company «Rostelecom»***
Position: ***General Director, Chairman of the Management Board***

Period: ***2001-2003***
Organization: ***Non-governmental Pension Fund «Rostelecom-Garantya»***
Position: ***Member of the Board of the Fund***

Period: ***2001-2003***
Organization: ***Open Joint-Stock Company «Investitsionnaya kompanya svyazi»***
Position: ***Member of the Management Board***

Period: ***2001-2004***
Organization: ***Closed Joint-Stock Company «Global star-Satellite telecommunications»***
Position: ***Member of the Board of Directors***

Period: ***2001-2004***
Organization: ***Open Joint-Stock Company «RTComm.RU»***
Position: ***Member of the Board of Directors***

Period: ***2001-2004***
Organization: ***Closed Joint-Stock Company «Telmos»***
Position: ***Member of the Board of Directors***

Period: ***2002-2003***
Organization: ***Closed Joint-Stock Company «Interfax-Telecom»***

Position: *Member of the Board of Directors*

Period: *2002-2004*
Organization: *Open Joint-Stock Company «Rostelecom»*
Position: *Member of the Board of Directors*

Period: *2003-2003*
Organization: *Open Joint-Stock Company «RTK-Leasing»*
Position: *Chairman of the Board of Directors*

Period: *2003-2004*
Organization: *Open Joint-Stock Company «North-Western Telecom»*
Position: *General Director, Chairman of the Management Board*

Period: *2004-2004*
Organization: *Open Joint-Stock Company «North-Western Telecom»*
Position: *Member of the Board of Directors*

Period: *2004-2004*
Organization: *Non-profit partnership «Center of Telecommunication Problems Investigation»*
Position: *Member of the Partnership Board*

Period: *2004-up to now*
Organization: *Open Joint-Stock Company «Investitsionnaya kompanya svyazi»*
Position: *Member of the Management Board*

Period: *2004- up to now*
Organization: *Open Joint-Stock Company «Investitsionnaya kompanya svyazi»*
Position: *First Deputy General Director*

Period: *2004- up to now.*
Organization: *Open Joint-Stock Company «Telecominvest»*
Position: *Member of the Board of Directors*

Period: *2003-2005*
Organization: *Open Joint-Stock Company «Interregional Commercial Bank for Development of Communication and Informatics»*
Position: *Member of the Board of Directors*

Period: *2005- up to now.*
Organization: *Open Joint-Stock Company «Rostelecom»*
Position: *Member of the Board of Directors*

Period: *2005- up to now.*
Organization: *Open Joint-Stock Company «Central Telecommunication Company»*
Position: *Member of the Board of Directors*

Period: *2005- up to now.*
Organization: *Open Joint-Stock Company «VolgaTelecom»*

Position: *Member of the Board of Directors*

Period: ***2005- up to now.***
Organization: ***Open Joint-Stock Company «Southern Telecommunication Company»***
Position: ***Chairman of the Board of Directors***

Period: ***2005- up to now.***
Organization: ***Open Joint-Stock Company «Uralsvyazinform»***
Position: ***Chairman of the Board of Directors***

Period: ***2005- up to now.***
Organization: ***Open Joint-Stock Company «Sibirtelecom»***
Position: ***Chairman of the Board of Directors***

Period: ***2005- up to now.***
Organization: ***Open Joint-Stock Company «Far-Eastern company of electric communication»***
Position: ***Chairman of the Board of Directors***

Period: ***2005- up to now.***
Organization: ***Open Joint-Stock Company «Central telegraph»***
Position: ***Chairman of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Ivan N. Mazalov
Born in: *1972*
Education: ***Higher***

Positions held over the past five years:
Period: ***2000-2003***
Organization: ***Open Joint-Stock Company «Financial broker «Troika-Dialog»***
Position: ***Senior Consultant of Corporate Securities Division under the Analityc Department***

Period: ***2003- up to now.***
Organization: ***Moscow representative office of «Prosperity Capital Management Ltd»***
Position: ***Portfolio Manager***

Period: ***2005- - up to now.***
Organization: ***Open Joint-Stock Company «Smolensk Power Generating Company»***

Position: *Member of the Board of Directors*

Period: ***2005- up to now.***
Organization: ***Open Joint-Stock Company «Smolensk State Regional Electric Power Station»***
Position: ***Member of the Board of Directors***

Period: ***2005- up to now.***
Organization: ***Open Joint-Stock Company «Smolenskenergosbyt»***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Dmitry A. Milovantsev
Born in: *1971*
Education: ***Higher***

Positions held over the past five years:
Period: ***2000***
Organization: ***Bank for Reconstruction and Development of Saint-Petersburg***
Position: ***Director on Development of Investment and Bank Services***

Period: ***2000-2000***
Organization: ***Russian Joint-Stock Company «Unified Energy System of Russia»***
Position: ***Head of Corporate Financing Department of Treasury***

Period: ***2000-2002***
Organization: ***Open Joint-Stock Company «Investitsionnaya kompanya svyazi»***
Position: ***Head of Internal Audit and Economic Analysis Unit, Director of Internal Audit and Economic Analysis Department.***

Period: ***2002-2004***
Organization: ***Ministry of the Russian Federation for Communications and Informatics***
Position: ***Head of «Federal Purpose-Oriented Program Electronic Russia», Deputy Minister***

Period: ***2004-2004***
Organization: ***Federal Agency for Communication***
Position: ***Head of the Agency***

Period: ***2004-up to now***

Organization: *Ministry of Information technologies and Communication of the Russian Federation*
Position: *Deputy Minister*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Grigory M. Finger
Born in: *1966*
Education: *Higher*

Positions held over the past five years:
Period: *2000-2003*
Organization: *Moscow representative office of NCH Advisors, Inc*
Position: *Executive Director*

Period: *2000-2003*
Organization: *Open Joint-Stock Company Trade House GUM*
Position: *Member of the Board of Directors*

Period: *2002-2003*
Organization: *Open Joint-Stock Company Aeroflot*
Position: *Member of the Board of Directors*

Period: *2002- up to now.*
Organization: *Open Joint-Stock Company Central Telegraph*
Position: *Member of the Board of Directors*

Period: *2001- up to now.*
Organization: *Open Joint-Stock Company Grindstone Plant Ilyich*
Position: *Member of the Board of Directors*

Period: *2003- up to now.*
Organization: *Open Joint-Stock Central Telecommunication Company*
Position: *Member of the Board of Directors*

Period: *2002- up to now.*
Organization: *Open Joint-Stock Company Polimerbyt*
Position: *Member of the Board of Directors*

Period: *2000 – 2003 and 2004 - up to now.*
Organization: *Open Joint-Stock Company for Long-Distance and International Telecommunications Rostelecom*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

The sole person executive body: General Director – Chairman of the Management Board

Mr. Ruben A. Amaryan
Born in: *1949*
Education: *Higher*
Degree in Science: *Doctor of Science in Technology*
Academic rank: *full member of the International Telecommunication Academy, Professor of Moscow Academy of Labor Market and Information Technology*

Positions held over the past five years:
Period: *1997 - 2000*
Organization: *Open Joint-Stock Company Moscow Metropolitan Telephone Network*
Position: *Deputy General Director of JSC MGTS – Head of Technical and Engineering department of "Service"*

Period: *2000 – up to now*
Organization: *Open Joint-Stock Central Telecommunication Company (before 2001 Open Joint-Stock Company Elektrosvyaz of the Moscow region)*
Position: *General Director, Chairman of the Management Board*

Period: *2000 - up to now*
Organization: *Open Joint-Stock Central Telecommunication Company (before 2001 Open Joint-Stock Company Elektrosvyaz of the Moscow region)*
Position: *Member of the Board of Directors*

Period: *2002 – up to now*
Organization: *Open Joint-Stock Company National Payphone Network*
Position: *Member of the Board of Directors*

Period: *2002 - 2002*
Organization: *Open Joint-Stock Company for Telecommunications and Informatics of the Voronezh region*

Position: *Member of the Board of Directors*

Period: *2002 - 2004*
Organization: *Closed Joint-Stock Company Moscow Telecommunication Company (as of 2003 Closed JSC CenterTelecomService of Moscow region)*
Position: *Chairman of the Board of Directors*

Period: *2002 - 2004*
Organization: *Joint-Stock Commercial Bank LINK-bank (Open Joint-Stock Company)*
Position: *Chairman of the Board of Directors*

Period: *2003 - up to now*
Organization: *Closed Joint-Stock Company CenterTelecomService*
Position: *Chairman of the Board of Directors*

Period: *2003 - 2004*
Organization: *Closed Joint-Stock Company Science and Technology Center COMSET*
Position: *Member of the Board of Directors*

Period: *2004 - up to now*
Organization: *Open Joint-Stock Company Russian Telecommunications Network*
Position: *Deputy Chairman of the Board of Directors*

Period: *2004 - up to now*
Organization: *Not-for-profit Partnership Center for Telecommunications Development Studies*
Position: *Member of the Partnership Board*

Interest in the legal (charter) capital of the issuer: ***0.017239%***
Percentage of the ordinary shares of the issuer: ***0.022986%***

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Collective executive body of the issuer – the Management Board:

Mr. Aleksei A. Lokotkov
Born in: ***1950***
Education: ***Higher***

Positions held over the past five years:
Period: ***1992 - 2000***

Organization: *Open Joint-Stock Company Moscow Metropolitan Telephone Network*
Position: *Deputy Chief, Economy and Planning of Technical and Engineering Department "Service"*

Period: *2000 – 2003*
Organization: *Open Joint-Stock Central Telecommunication Company (before 2001 – Open Joint-Stock Company Elektrosvyaz of Moscow region)*
Position: *First Deputy General Director*

Period: *2002 - 2002*
Organization: *Open Joint-Stock Company Yaroslavskie telecommunications networks*
Position: *Member of the Board of Directors*

Period: *2002 - 2002*
Organization: *Open Joint-Stock Company Ivanovskie telecommunications networks*
Position: *Member of the Board of Directors*

Period: *2003 - up to now*
Organization: *Open Joint-Stock Central Telecommunication Company*
Position: *First Deputy General Director - Financial Director*

Period: *2000 - up to now*
Organization: *Open Joint-Stock Central Telecommunication Company (before 2001 Open Joint-Stock Company Elektrosvyaz of Moscow region)*
Position: *Member of the Management Board*

Period: *2003 - up to now*
Organization: *Closed Joint-Stock Company Tverskaya Cellular Communications*
Position: *Member of the Board of Directors*

Period: *2003 - up to now*
Organization: *Closed Joint-Stock Company MOTECO (as of 2003 Closed JSC CenterTelecomService of Moscow region)*
Position: *Member of the Board of Directors*

Period: *2003 - up to now*
Organization: *Joint-Stock Commercial Bank LINK-bank Public Joint-Stock Company*
Position: *Member of the audit commission*

Period: *2003 - up to now*
Organization: *Closed Joint-Stock Company CenterTelecomService*
Position: *Member of the Board of Directors*

Period: *2004 - up to now*
Organization: *Open Joint-Stock Company Russian Telecommunications Network*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *0.006195%*
Percentage of the ordinary shares of the issuer: *0.008260%*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: ***no interest***

Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Maksim A. Pegasov

Born in: *1966*

Education: *Higher*

Positions held over the past five years:

Period: *1999-2000*

Organization: ***Open Joint-Stock Company Moscow City Telephone Network***

Position: ***Head of Division, Network Reconstruction, Department of Telecommunication Maintenance – branch of JSC MGTS***

Period: *2000-2001*

Organization: ***Open Joint-Stock Company Elektrosvyaz of the Moscow region***

Position: ***Deputy General Director – Head of Prospective Development Department***

Period: *2000 - 2000*

Organization: ***OJSC Elektrosvyaz of the Moscow region***

Position: ***Chief Engineer***

Period: *2001-2003*

Organization: ***Open Joint-Stock Central Telecommunication Company***

Position: ***Deputy General Director***

Period: *2001-2001*

Organization: ***Open Joint-Stock Company Elektrosvyaz of Moscow region***

Position: ***Deputy General Director***

Period: *2002-2002*

Organization: ***OJSC Elektrosvyaz of Kostroma region***

Position: ***Member of the Board of Directors***

Period: *2003- up to now*

Organization: ***Open Joint-Stock Central Telecommunication Company***

Position: ***Deputy General Director – Technical Director***

Period: *2000 - up to now*

Organization: ***Open Joint-Stock Central Telecommunication Company (before 2001 Open Joint-Stock Company Elektrosvyaz of the Moscow region)***

Position: ***Member of the Management Board***

Period: *2003 - 2004*

Organization: ***Closed Joint-Stock Company Ryazan Cellular Communications***

Position: ***Member of the Board of Directors***

Period: *2003 - 2004*
Organization: *Closed Joint-Stock Company MOTECO (as of 2003 Closed Joint-Stock Company CenterTelecomService of Moscow region)*
Position: *Member of the Management Board*

Period: *2003 - up to now*
Organization: *Closed Joint-Stock Company CenterTelecomService*
Position: *Member of the Management Board*

Period: *2003 - up to now*
Organization: *Open Joint-Stock Company Giprosvyaz*
Position: *Member of the Management Board*

Period: *2004 - up to now*
Organization: *Closed Joint-Stock Company CenterTelecomService of Moscow region*
Position: *Member of the Management Board*

Period: *2004 - up to now*
Organization: *Closed Joint-Stock Company Telecom of Ryazan region*
Position: *Member of the Board of Directors*

Period: *2004 - up to now*
Organization: *Closed Joint-Stock Company Kaluzskaya Cellular Communications*
Position: *Member of the Board of Directors*

Period: *2004 - up to now*
Organization: *Closed Joint-Stock Company Science and Technology Center Comset*
Position: *Member of the Board of Directors*

Period: *2004 - up to now*
Organization: *Open Joint-Stock Company AEROCOM*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *0.000318%*
Percentage of the ordinary shares of the issuer: *0.000425%*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company.*

Mr. Alexander I. Polnikov
Born in: *1943*
Education: *Higher*
Academic rank: *Academician*

Positions for the last 5 years:

Period: *1999- 2004*
Organization: *OJSC Investitsionnaya Kompania Svyazi*
Position: *Executive Director – Director of Capital Investment Management Department*

Period: *1999 - 2002*
Organization: *Open Joint-Stock Company Elektrosvyaz of Vladimir region*
Position: *Member of the Board of Directors, Chairman of the Board of Directors*

Period: *1999 - 2002*
Organization: *Open Joint-Stock Company Ivtelecom*
Position: *Chairman of the Board of Directors*

Period: *1999 - 2002*
Organization: *Open Joint-Stock Company Giprosvyaz*
Position: *Member of the Board of Directors, Chairman of the Board of Directors*

Period: *2004 - up to now*
Organization: *Open Joint-Stock Company Giprosvyaz*
Position: *Member of the Board of Directors*

Period: *1999 - 2002*
Organization: *Open Joint-Stock Company KabBalktelecom*
Position: *Member of the Board of Directors, Chairman of the Board of Directors*

Period: *2000 - 2002*
Organization: *Open Joint-Stock Company Svyazinform of the Samara region*
Position: *Member of the Board of Directors*

Period: *2000 – 2001*
Organization: *Open Joint-Stock Company Sevosetinelektrosvyaz*
Position: *Chairman of the Board of Directors*

Period: *2003 – up to now*
Organization: *Open Joint-Stock Company SibirTelecom*
Position: *Member of the Management Board*

Period: *2003 – up to now*
Organization: *Closed Joint-Stock Company RusLeasing-Svyaz*
Position: *Member of the Board of Directors*

Period: *2003 – up to now*
Organization: *Yug-Giprosvyaz LLC*
Position: *Chairman of the Board of Directors*

Period: *2000 – up to now*
Organization: *Open Joint-Stock Central Telecommunication Company*

Position: *Member of the Management Board*

Period: *2003 - up to now*
Organization: *Giprosvyaz-Sibir LLC*
Position: *Chairman of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Ms. Ella M. Zhuravleva
Born in: ***1961***
Education: ***Higher***
Degree in Science: ***PhD in technology***

Positions held over the past five years:
Period: ***1997-2000***
Organization: ***Open Joint-Stock Company Moscow City Telephone Network (OJSC MGTS)***
Position: ***Chief of Accounting, Finance and Crediting – First Deputy Chief Accountant, Technical and Engineering Provisioning Department "Service"***

Period: ***2000-2000***
Organization: ***OJSC Moscow City Telephone Network***
Position: ***Deputy Chief, Economy and Finance – Chief Accountant, Technical and Engineering Provisioning Department Service***

Period: ***2000 - 2003***
Organization: ***Open Joint-Stock Central Telecommunication Company (before 2001 OJSC Elektrosvyaz of Moscow region)***
Position: ***Deputy General Director, Head of Personnel Department***

Period: ***2003 - up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director – Director for Personnel***

Period: ***2000 - up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Member of the Management Board***

Period: ***2003 – up to now***
Organization: ***Closed Joint-Stock Company CenterTelecomService***

Position: *Member of the Board of Directors*

Period: *2004 – up to now*
Organization: *Open Joint-Stock Company Russian Telecommunications Network*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *0.000333%*
Percentage of the ordinary shares of the issuer: *0.000444%*

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company.*

Ms. Raisa P. Konstantinova
Born in: *1954*
Education: *Higher*

Positions held over the past five years:
Period: *1993-2000*
Organization: *Open Joint-Stock Company Moscow City Telephone Network (JSC MGTS)*
Position: *Chief Accountant*

Period: *2000 - 2001*
Organization: *Open Joint-Stock Company Elektrosvyaz of Moscow region*
Position: *Chief Accountant*

Period: *2001 – up to now*
Organization: *Open Joint-Stock Central Telecommunication Company*
Position: *Chief Accountant*

Period: *2001 – up to now*
Organization: *OJSC Central Telecommunication Company*
Position: *Member of the Management Board*

Interest in the legal (charter) capital of the issuer: *no interest*
Percentage of the ordinary shares of the issuer: *no interest*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no*

information available to the Company.

Mr. Sergey V. Pridantsev
Born in: *1967*
Education: *Higher*

Positions held over the past five years:
Period: *1998 - 2003*
Organization: *Closed Joint-Stock Company Lucent Technologies*
Position: *Sales Director*

Period: *2002 - 2003*
Organization: *Open Joint-Stock Central Telecommunication Company*
Position: *Advisor to the General Director*

Period: *2003 - up to now*
Organization: *Open Joint-Stock Central Telecommunication Company*
Position: *Deputy General Director – Commercial Director*

Period: *2003 - up to now*
Organization: *Open Joint-Stock Central Telecommunication Company*
Position: *Member of the Management Board*

Period: *2003 - up to now*
Organization: *Closed Joint-Stock Company CenterTelecomService*
Position: *Member of the Board of Directors*

Period: *2003 - up to now*
Organization: *Closed Joint-Stock Company CenterTelecomService*
Position: *Member of the Management Board*

Period: *2003 - up to now*
Organization: *Closed Joint-Stock Company MOTECO (as of 2003 Closed JSC CenterTelecomService of Moscow region)*
Position: *Member of the Board of Directors*

Period: *2004 - up to now*
Organization: *Open Joint-Stock Company Russian Telecommunication Network*
Position: *Member of the Board of Directors*

Period: *2004 - up to now*
Organization: *Closed Joint-Stock Company Cellular Communications of the Black-soil Area (Chernozemie)*
Position: *Member of the Board of Directors*

Period: *2004 - up to now*
Organization: *Closed Joint-Stock Company Ryazanskaya Cellular Communications*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no interest***

Percentage of the ordinary shares of the issuer: ***no interest***

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***

Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Valeriy P. Sychev

Born in: ***1947***

Education: ***Higher***

Academic rank: ***Assistant Professor***

Positions held over the past five years:

Period: ***1998 - 2000***

Organization: ***Limited Liability Company Private Security Firm SBB Security***

Position: ***Deputy Director – Chief of Guarding***

Period: ***2000 - 2001***

Organization: ***Open Joint-Stock Company Elektrosvyaz of Moscow region***

Position: ***Deputy General Director – Head of Security***

Period: ***2001 - 2002***

Organization: ***Open Joint-Stock Central Telecommunication Company***

Position: ***Deputy General Director – Head of Security***

Period: ***2002 - up to now***

Organization: ***Open Joint-Stock Central Telecommunication Company***

Position: ***Deputy General Director for Security and Confidentiality Enforcement***

Period: ***2003 - up to now***

Organization: ***Open Joint-Stock Central Telecommunication Company***

Position: ***Member of the Management Board***

Period: ***2002 - 2002***

Organization: ***Open Joint-Stock Company Smolensksvyazinform***

Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***

Percentage of the ordinary shares of the issuer: ***no interest***

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***

Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person – member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Ms. Tatyana N. Sotskova
Born in: ***1958***
Education: ***Higher***

Positions held over the past five years:
Period: ***1998 - 2000***
Organization: ***Ministry of Fuel and Power Engineering of the Russian Federation***
Position: ***Chief of Legal Department***

Period: ***2000 - 2001***
Organization: ***Ministry of Power Engineering of the Russian Federation***
Position: ***Chief of Legal Department***

Period: ***2001 - 2003***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Chief of Legal Department***

Period: ***2003 - up to now.***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Director of Legal Department***

Period: ***2003 - up to now***
Organization: ***Closed Joint-Stock Company Science and Technology Center Comset***
Position: ***member of the audit commission***

Period: ***2003 - up to now.***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Member of the Management Board***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Arevshad A. Vartanyan
Born in: ***1958***
Education: ***Higher***
Scientific degree: ***Ph.D. in technology***

Positions held over the past five years:
Period: *1992-2002*
Organization: *Moscow Lomonosov State University*
Position: *Senior Researcher*

Period: *2002-2004*
Organization: *Moscow Airspace Institute (state technological university)*
Position: *Deputy Dean, Department of Economics and Management*

Period: *1997-2002*
Organization: *Galaktika Corporation (part-time job)*
Position: *First Vice-President*

Period: *2000-2003*
Organization: *High School of Corporate Management of the Academy of Economics*
Position: *Lecturer (part-timer)*

Period: *2003 - 2004*
Organization: *Open Joint-Stock Central Telecommunication Company*
Position: *Advisor to the General Director*

Period: *2004 – up to now*
Organization: *Moscow Airspace Institute (state technological university)*
Position: *Deputy Dean, Department of Economics and Management (part-timer)*

Period: *2003 - up to now.*
Organization: *Open Joint-Stock Central Telecommunication Company*
Position: *Deputy General Director for Information Technology*

Period: *2004 - up to now.*
Organization: *Open Joint-Stock Central Telecommunication Company*
Position: *Member of the Management Board*

Interest in the legal (charter) capital of the issuer: *0.000095%*
Percentage of the ordinary shares of the issuer: *0.000127%*

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company.*

Mr. Nikolay V. Mezhuev
Born in: *1962*
Education: *Higher*

Positions held over the past five years:

Period: *2000 - 2000*
Organization: *Closed Joint-Stock Company Teleintercom*
Position: *Deputy General Director*

Period: *2000 - 2001*
Organization: *Open Joint-Stock Company Elektrosvyaz of the Moscow region*
Position: *Deputy General Director*

Period: *2001 - 2003*
Organization: *Open Joint-Stock Central Telecommunication Company*
Position: *Deputy General Director*

Period: *2002 - up to now*
Organization: *Closed Joint-Stock Company Moscow Telecommunication Company (as of 2003 – Closed JSC CenterTelecomService of Moscow region)*
Position: *Member of the Board of Directors*

Period: *2002 - 2002*
Organization: *Open Joint-Stock Company Belgorodskaya Elektricheskaya Svyaz*
Position: *Member of the Board of Directors*

Period: *2002 - 2002*
Organization: *Open Joint-Stock Company Elektrosvyaz of Orel region*
Position: *Member of the Board of Directors*

Period: *2003 - up to now*
Organization: *Open Joint-Stock Central Telecommunication Company*
Position: *Deputy General Director – Director of Moscow subsidiary of OJSC CenterTelecom*

Period: *2000 - up to now*
Organization: *Open Joint-Stock Central Telecommunication Company (before 2001 – OJSC Elektrosvyaz of Moscow region)*
Position: *Member of the Management Board*

Period: *2003 - up to now*
Organization: *Closed Joint-Stock Company CenterTelecomService*
Position: *Member of the Management Board*

Period: *2004 - up to now*
Organization: *Open Joint-Stock Company Commercial Stock Bank LINK-Bank*

Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***0.000048%***
Percentage of the ordinary shares of the issuer: ***0.000063%***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

The person performing the duties of the sole person executive body of the issuer: ***Mr. Ruben A. Amaryan***

5.3. Compensations, benefits, remunerations and/or reimbursement of expenses of each governing body of the issuer.

THE MANAGEMENT BOARD:
Remuneration paid to members of the Management Board, RUR

Description	Fiscal period
	2004
Salary	20 351 856.37
Bonuses	9 674 633.58
Remuneration	5 111 973.34
Commission	0
Benefits and/or reimbursement of expenses	0
Other allowances	0
Total	35 138 463.29

Income of members of the Management Board are their salaries earned as staff members of the Company and remuneration payable according to a decision of the Company's Board of Directors pursuant to the Regulations on the Management Board.
According to Article 6 Remunerations for the Management Board members and reimbursement of expenses related to their performance of duties of Regulations on the Management Board of JSC CenterTelecom:

5.4. Structure and powers of the issuer's bodies for control and supervision over financial and business activities.

Structure and powers of the issuer's bodies for control and supervision over financial and business activities.

Article 18 (Charter of OJSC CenterTelecom) SUPERVISION OF COMPANY FINANCIAL AND ECONOMIC ACTIVITY

18.1. In order to supervise financial and economic activity an internal audit commission and a special structural subdivision implementing internal supervision shall be created within the Company and an independent auditor shall be engaged.

18.2. The internal audit commission is an independent supervisory body of the Company. Its seven members shall be elected at the annual General Meeting of Shareholders for the period up to the next annual General Meeting of Shareholders.

18.2.1. The authority of individual members or the all members of the internal audit commission may be terminated early by a resolution of the General Meeting of Shareholders.
In the event of early termination of the authority of members of the internal audit commission the authority of the new members of the internal audit commission shall remain in effect until the next annual General Meeting of Shareholders.
In the event that the number of members of the internal audit commission falls below half the number of elected members of the internal audit commission the Board of Directors must convene an extraordinary General Meeting of Shareholders to elect a new internal audit commission. The remaining members of the internal audit commission shall perform their functions until the new internal audit commission is elected at the extraordinary General Meeting of Shareholders.
18.2.2. The following matters are referred to the authority of the internal audit commission:

- verifying the accuracy of data in reports and other financial documents of the Company;
- discovering breaches of procedures established by legal acts of the Russian Federation on maintaining accounts and presenting financial reports;
- verifying the compliance with legal norms of the calculation and payment of taxes;
- discovering infringements of legal acts of the Russian Federation in accordance with which the Company conducts its financial and economic activity;
- assessing the economic feasibility of the Company's financial and economic operations.

18.2.3. The internal audit commission shall review the Company's financial and economic activity based on the Company's results for the year.

The Company's financial and economic activity shall also be reviewed:

- at the initiative of the Company's internal audit commission;
- - pursuant to a resolution of the Company's General Meeting of Shareholders;
- - pursuant to a resolution of the Company's Board of Directors;

- pursuant to a request of a shareholder (shareholders) of the Company holding a total of at least 10 percent of voting shares in the Company in respect of all matters within the authority of the General Meeting of Shareholders on the date that the request is presented.

18.2.4. Pursuant to a request of the internal audit commission, officers of the Company's management bodies must provide documents concerning the Company's financial and economic activities.
18.2.5. Working procedures for the internal audit commission and the amount and procedure for payment of the fees of members of the internal audit commission shall be determined in the Regulation On the Internal Audit Commission of the Company, to be approved by the General Meeting of Shareholders.

18.3. In order to ensure permanent internal supervision over performance of all economic operations a special structural subdivision shall be established within the Company that will be independent of the Company's executive bodies. The activity of such subdivision shall be under supervision of the Company's Board of Directors.
The functions of such structural subdivision, the procedure for performance of its activities and the procedure for appointing employees, requirements with respect to such employees shall be determined by an internal document approved by the Company's Board of Directors.

18.4. In order to verify and confirm the accuracy of the annual financial reports the Company shall each year engage a professional auditor, independent from any material interests connected with the Company or its shareholders.

18.4.1. The auditor shall audit the Company's financial and economic activities in accordance with legal acts of the Russian Federation on the basis of an agreement entered into with it.
18.4.2. The General Meeting of Shareholders shall approve the Company's auditor. The terms of the agreement to be entered into with the auditor, including the amount of fees payable for its services, shall be approved by the Company's Board of Directors.
18.4.3. The Company's activity must be audited at any time pursuant to a request of a shareholder with a total interest in the charter capital of 10 percent or more. Shareholders initiating an audit review shall submit to the Board of Directors a written request indicating the grounds of such request, the name of the shareholders and the quantity and category (type) of shares belonging to such shareholders and bearing the signature of the shareholder or its authorized representative. If the demand is signed by an authorized representative a copy of the power of attorney must be attached to it.

Information regarding the internal system of control and supervision over financial and business activities of the issuer.

The Internal Audit Department was set up in JSC CenterTelecom's General Directorate in 2003. There are two units in the department: the audit unit and methodology and risk unit, totaling 9 employees. The Director of the Internal Audit Department is Ms. L. Dyliaeva. All members have higher education professional (in economics) education, and six are certified auditors. Alongside with the department internal audit units are set up in 14 subsidiaries directly reporting to the subsidiary's director

The department of internal audit of the General Directorate reports to the Board of Directors and according to the Regulations shall annually submit a report on the department activities. According to sub-clause 15.4 of the Charter rules of procedure of the internal audit shall be approved by the Management Board of the Company.

Main functions of the department include regular verification of compliance of business and financial operations of the Company, its subsidiaries and structural units with the Company interests; protection of the Company's assets: independent assessment and analysis of the financial position of Company as a whole and its subsidiaries and structural units; regular control over compliance of the Company and its subsidiaries and structural units with statutory and other legal acts (including internal regulations) regulating their activities, and with resolutions of General meetings of Shareholders, the Board of Directors, sole person and collective executive bodies of the Company; consulting on issues of financial and tax legislation; working with external auditors, tax and other controlling authorities.

Schedule of work of the department approved by the Board of Directors on February 28, 2005 (Minutes #23). In Q1, 2005 there were three integrated checks of financial and business activities and operational and technical activities of the Moscow, Smolensk and Orel subsidiaries of the Company. Experts of the Internal Audit Department participated in the complex check of the Moscow subsidiary structural unit (Naro-Fominsky Communication Node).

The program of checks of subsidiaries includes all types of activities.

While forming the program for integrated checks of the subsidiaries the recommendations of the Board of Directors related to primary lines of checks were taken into consideration.

The following employees take part in the checks: experts of the Internal Audit Department, experts of internal audit units in subsidiaries, experts of the General Directorate in various lines of business.

During Q1 2005 experts of the Internal Audit Department developed guidelines for conducting audits. Also, experts of the Internal Audit Department take part in various commissions, in the development of the master-plan of the Corporate Restructuring Department, Master-system based on Oracle E-Business Suite ERP.

In order to increase level of proficiency of the Internal Audit Department experts the seminar for the subsidiaries Internal Audit Department employees was organized in February 2005.

REGULATIONS on ensuring protection of proprietory and confidential information in OJSC CenterTelecom is attached (approved by Order of the General Director of JSC CenterTelecom #322 of July 6, 2001) (Attachment

#1)

5.5. Information on individuals serving in the bodies controlling and supervising financial and business operations of the Company.

Control and internal audit commission

Mr. K. Belyaev
Born in: *1968*
Education: ***Higher***

Period: *2000 - 2001*
Organization: ***Open Joint-Stock Company Artelecom***
Position: ***Chief Accountant***

Period: *2002 - 2002*
Organization: ***Open Joint-Stock Company Yartelecom***
Position: ***member of the Board of Directors***

Period: *2002 - 2002*
Organization: ***Open Joint-Stock Company Artelecom***
Position: ***member of the Board of Directors***

Period: *2003 – 2003*
Organization: ***Open Joint-Stock Company Inter-regional Bank for Development of Telecommunications and Informatics***
Position: ***member of the Board of Directors***

Period: *2001 – 2005*
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Chief Accountant***

Period: *2002 – 2005*
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Chairman of the Audit Commission***

Period: *2002 – 2005*
Organization: ***Open Joint-Stock Company North-Western Telecom***
Position: ***Member of the Audit Commission***

Period: ***2002 – up to now***
Organization: ***Open Joint-Stock Company Moscow City Telephone Network***
Position: ***Member of the Audit Commission***

Period: *2003 – 2005*
Organization: ***Open Joint-Stock Company VolgaTelecom***

Position: *Chairman of the Audit Commission*

Period: *2003 – 2005*
Organization: *Open Joint-Stock Company Far-Eastern Telecommunications Company*
Position: *Chairman of the Audit Commission*

Period: *2003 – up to now*
Organization: *Open Joint-Stock Company for Long-Distance and International Telecommunications Rostelecom*
Position: *Member of the Audit Commission*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company for Long-Distance and International Telecommunications Rostelecom*
Position: *Member of Management Board*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Deputy General Director*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Member of Management Board*

Period: *2002 – up to now*
Organization: *Open Joint-Stock Company North-Western Telecom*
Position: *Member of the Board of Directors*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Chairman of the Audit Commission*

Period: *2005- up to now*
Organization: *Opene Joint-Stock Company «VolgaTelecom»*
Position: *Chairman of the Board of Directors*

Period: *2005- up to now*
Organization: *Open Joint-Stock Company «Southern Telecommunication Company»*
Position: *Member of the Board of Directors*

Period: *2005- up to now*
Organization: *Open Joint-Stock Company "Interregional Commercial Bank for Development of Communication and Informatics"*
Position: *Member of the Board of Directors*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company "Sibirtelecom"*
Position: *Chairman of the Audit Commission*

Interest in the legal (charter) capital of the issuer: ***no***

Percentage of ordinary shares of the issuer owned by the person: ***no***

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no***

Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Ms. Svetlana N. Bocharova

Born in: *1970*
Education: *Higher*

Positions held over the past five years:
Period: *2000 –2001*
Organization: *Non-Governmental Non-Profit Education Institution "Institute of Journalism and Literature"*
Position: *Senior Lecturer*

Period: *2001 –2003*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Head of Division under Legal Department*

Period: *2003 – up to now*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Head of Division under Accounting Department*

Period: *2002 –2003*
Organization: *Open Joint-Stock Company "Electrosvyaz " of the Republic of Buryatiya*
Position: *Member of the Board of Directors*

Period: *2004- up to now*
Organization: *Open Joint-Stock Company "Uralsvyazinform"*
Position: *Member of the Audit Commission*

Period: *currently.*
Organization: *Closed Joit-Stock Company "Penza Mobile"*
Position: *Member of the Audit Commission*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Member of the Audit Commission*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company "Information Technologies of Communication"*
Position: *Member of the Audit Commission*

Interest in the legal (charter) capital of the issuer: ***no***

Percentage of ordinary shares of the issuer owned by the person: ***no***

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no***

Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Ms. Valintina F. Veremyanina

Born in: ***1966***

Education: Higher

Positions held over the past five years:

Period: ***2000-2003***

Organization: ***Open Joint-Stock Company «Bank «Menatep Saint-Petersburg», Voronezh***

Position: ***Legal Adviser***

Period: ***2003-2003***

Organization: ***Open Joint-Stock Company «RTK-Leasing»***

Position: ***Deputy Head of Legal Division***

Period: ***2003-2004***

Organization: ***Open Joint-Stock Company «RTK-Leasing»***

Position: ***Head of Legal Division***

Period: ***2004- up to now***

Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***

Position: ***Head of Division under Legal Department***

Period: ***2005- up to now***

Organization: ***Open Joint-Stock Company «Information technologies of communication»***

Position: ***Chairman of the Board of Directors***

Period: ***2005 – up to now***

Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***

Position: ***Member of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***

Percentage of ordinary shares of the issuer owned by the person: ***no***

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no***

Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body

and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Mr. Yaroslav Y. Murashkin

Born in: ***1978***

Education: ***Higher***

Positions held over the past five years:

Period: ***2000 -2002***

Organization: ***Joint-Stock Commercial Bank "Sossibinterbank"branch office «Petrovsky»***

Position: ***Chief Economist of Corporate Clients Relations Department***

Period: ***2002 -2003***

Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***

Position: ***Chief Specialist of Economic Policy Department***

Period: ***2003 – up to now.***

Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***

Position: ***Chief Specialist of Economic Planning and Budgeting Department***

Period: ***2005 – up to now***

Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***

Position: ***Member of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***

Percentage of ordinary shares of the issuer owned by the person: ***no***

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no***

Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Ms. Oxana V. Petrova

Born in: ***1973***

Education: ***Higher***

Positions held over the past five years:

Period: ***2000***

Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***

Position: ***Leading Specialist of Methodology and Information Division under Corporate Governance Department***

Period: ***2000 - 2002***

Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***

Position: ***Senior Specialist of Methodology and Information Division under Corporate Governance Department***

Period: *2001 - 2002*
Organization: ***Open Joint-Stock Company "Electrosvyaz" Kostroma region***
Position: ***Member of the board of Directors***

Period: *2000 - 2002*
Organization: ***Open Joint-Stock Company "Chelyabinsksvyazinform"***
Position: ***Member of the board of Directors***

Period: *2001 - 2002*
Organization: ***Open Joint-Stock Company "Electrosvyaz" Tver region***
Position: ***Member of the board of Directors***

Period: *2000 – 2005*
Organization: ***Open Joint-Stock Company "Electrosvyaz" Moscow region (since 2001 - Open Joint-Stock Company "Central Telecommunication Company")***
Position: ***Member of the board of Directors***

Period: ***2004 – up to now***
Organization: ***Open Joint-Stock Company "North-Western Telecom»***
Должность: ***Member of the board of Directors***

Period: ***2002 - up to now***
Organization: ***Open Joint-Stock Company Investistitsionnaya Kompania Svyazi***
Position: ***Deputy Head of Methodology and Information Division under Corporate Governance Department***

Period: ***2005 – up to now***
Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Mr. Ilya V. Ponomaryev
Born in: *1970*
Education: ***Higher***

Positions held over the past five years:
Period: ***2000-2001***
Organization: ***Closed Joint-Stock company "Investment House «Stena»"***

Position: *Head of Division*

Period: *2001-2002*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Deputy Head of Division under Economic and Tariff Policy Department*

Period: *2003-2005*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Head of Division under Economic and Tariff Policy Department*

Period: *2003- up to now*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Deputy Head of Economic Planning and Budgeting Department*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company "Central Telecommunication Company"*
Position: *Member of the Audit Commission*

Period: *2005 – up to now*
Organization: *Open Joint-Stock Company "Sibirtelecom "*
Position: *Member of the Audit Commission*

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Ms. Svetlana P. Sinadskaya
Born in: *1971*
Education: *Higher*

Positions held over the past five years:
Period: *2000- 2001*
Organization: *Investment Bank Group «Gamma Group»*
Position: *Consultant*

Period: *2001 – up to now*
Organization: *Open Joint-Stock Company Investistitsionnaya Kompania Svyazi*
Position: *Head of Division under Economic and Tariff Policy Department*

Period: *2005 – up to now*

Organization: ***Open Joint-Stock Company "Central Telecommunication Company"***
Position: ***Member of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***
Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Internal Audit Department.

Ms. Lyudmila Y. Dylyaeva
Born in: ***1958***
Education: ***Higher***

Positions held over the past five years:
Period: ***2000***
Organization: ***Open Joint-Stock Company Elektrosvyaz of Moscow region***
Position: ***Accountant-controller, Accounting, Reporting and Control Unit***

Period: ***2000 – 2001***
Organization: ***Open Joint-Stock Company Elektrosvyaz of Moscow region***
Position: ***Chief of Audit, Head of Accounting Department***

Period: ***2001 – 2003***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Head of Department of Internal Audit of the General Accounting Office***

Period: ***2003 – 2003***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Deputy Head of Accounting Procedures Unit, Methodology and Accounting Department***

Period: ***2003 – up to now***
Organization: ***Open Joint-Stock Central Telecommunication Company***
Position: ***Director of Internal Audit Department***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

5.6. Remunerations, benefits and/or reimbursement of expenses of the body supervising financial and business activities of the issuer.

The Charter of OJSC CenterTelecom specifies that the amount and payment procedure of the remunerations payable to the members of the Internal Audit Commission are set forth by Regulations on the Audit Commission of the Company, approved by a general meeting of shareholders.

The said Regulations in Article 7 specify that a member of the Audit Commission shall be paid quarterly remunerations equal to RUR 150 000 to each member in his/her period of serving on the commission.

The Chairman of the Audit Commission shall be paid the remuneration multiplied by a factor of 1.3.

For the quarter in which elections of the Audit Commission were held remunerations to the members of the Audit Commission are paid pro rata the period served in the quarter.

Remunerations paid to members of the audit commission:

RUR

Description	Fiscal period
	2004
Salary	862 452.73
Bonuses	236 445.50
Remuneration	4 781 272.40
Commission	0
Benefits and/or reimbursement of expenses	0
Other allowances	0
Total	5 880 170.63

Remunerations paid to employees of the Internal Audit Department:

RUR

Description	Fiscal period
	2004
Salary	3 640 975.48
Bonuses	753 380.01
Remuneration	0.00
Commission	0
Benefits and/or reimbursement of expenses	0
Other allowances	0
Total	4 394 355.49

5.7. Workforce and general information on the issuer's employees and workforce variations

Information about the number of employees, expenditures on labour remuneration and social maintenance in OJSC «CenterTelecom»:

№	Description	Q2 2005
1.	Average number of employees	64 445
2.	Employees having higher professional education, %	23.7%
3.	Payroll costs (RUR)	1 657 715 624
4.	Social maintenance costs (RUR)	191 928 167
5.	Total amount of costs (RUR)	1 849 643 791

5.8. Information regarding any issuer's obligations to employees (workforce) related to a possibility of their participation in the legal (contributed) capital (unit fund) of the issuer.

No obligations to employees.

VI. Information regarding shareholders of the issuer, and related (interested) party deals closed by the issuer

6.1. Data on the total number of the issuer's shareholders (members).

Total number of the issuer's shareholders as at the reporting period end – **28 532**

of which nominal holders of the issuer's shares - **35**

6.2. Data on shareholders (participants) of the issuer owning at least 5% of its legal (contributed) capital (unit fund) or at least 5% of its ordinary shares, and data on participants (shareholders) of such holders, owning at least 20% of its legal (contributed) capital (unit fund) or at least 20% of ordinary shares of such a holder.

6.2.1. Full name of the shareholder: ***Open Joint-Stock Company Investitsionnaya Kompania Svyazi***

Abbreviated name: ***OJSC Svyazinvest***

INN: ***7710158355***

Address: ***55 Plyuschikha Street, building 2, Moscow, 119121, Russia***

Interest in the legal (charter) capital of the issuer: ***38.02%***

Percentage of ordinary shares: ***50.69 %***

Shareholders (participants) owning at least 20% of the legal capital of the shareholder (participant) of the issuer:

a) Name of the shareholder: ***Ministry of Property Relations of the Russian Federation***

Address: ***9 Nikolski Per., Moscow, Russia***

Interest in the legal capital of the issuer's shareholder (participant): ***50 % + 1 share***

Percentage of ordinary shares of the shareholder (participant) of the issuer: ***50 % + 1 share***

Interest in the legal (charter) capital of the issuer: ***0 %***

Percentage of ordinary shares: ***0 %***

b) Name of the shareholder: ***MUSTCOM LIMITED***
Address: ***Julia House,3 Themistokles Dervis Street CY-1066 Nicosia, Cyprus.***
Interest in the legal capital of the issuer's shareholder (participant): *25 % + 1 share*
Percentage of ordinary shares of the shareholder (participant) of the issuer: *25 % + 1 share*
Interest in the legal (charter) capital of the issuer: *0 %*
Percentage of ordinary shares: *0 %*

c) Name of the shareholder: ***Specialized state body established by the government of the Russian Federation - Russian Federal Property Fund***
Address: ***9 Leninski Prospect, Moscow, 119049, Russia***
Interest in the legal capital of the issuer's shareholder (participant): *25 % -2 shares*
Percentage of ordinary shares of the shareholder (participant) of the issuer: *25 % -2 shares*
Interest in the legal (charter) capital of the issuer: *7.19%*
Percentage of ordinary shares: *9.59%*

6.2.2. Full name of the shareholder: ***Specialized state body established by the government - Russian Federal Property Fund***
INN: *7704097841*
Address: ***9 Leninski Prospect, Moscow, 119049, Russia***
Interest in the legal (charter) capital of the issuer: *7.19%*
Percentage of ordinary shares: *9.59%*

Shareholders (participants) owning at least 20% of the legal capital of the shareholder (participant) of the issuer:
no such persons

6.2.3. *(nominal holder)*
Full name of the shareholder: ***Closed Joint-Stock Company Depositary Clearing Company***
Abbreviated name: ***ZAO DCC***
INN: *7710021150*
Address: ***31 Shabolovka Street, Building B, Moscow, 115162, Russia***
Tel.: *+7 (095) 956-09-99* Fax: *+7 (095) 232-68-04*
e-mail: dcc@dc.ru
License of a professional participant in the securities market:
Number: *177-06236-000100*
Issue date: ***October 09, 2002***
Valid till: ***unlimited term of validity***
The body which issued the license: ***Federal Commission for Securities Market (FCSM)***
Number of ordinary shares: *145 412 712*
Interest in the legal (charter) capital of the issuer: *11.91 %*
Percentage of ordinary shares: *9.21%*

6.2.4. *(nominal holder)*
Full name of the shareholder: ***Closed Joint-Stock Company Commercial Bank "CITYBANK"***
Abbreviated name: ***ZAO «CITYBANK»***
Address: ***8-10 Galesheka Street, Moscow, 125047, Russia***
Tel.: *+7 (095) 725-67-36* Fax: *+7 (095) 251-46-58*

e-mail: ***no information is available***
License of a professional participant in the securities market:
Number:***177-02719-000100***
Issue date: ***November 1, 2000***
Valid till: ***unlimited term of validity***
The body which issued the license: ***Federal Commission for Securities Market (FCSM)***
Number of ordinary shares: ***62 935 951***
Interest in the legal (charter) capital of the issuer: ***9.01 %***
Percentage of ordinary shares: ***3.99 %***

6.2.5. ***(nominal holder)***
Full name of the shareholder: ***Closed Joint-Stock Company BRUNSWICK UBS NOMINEES***
Abbreviated name: ***ZAO BRUNSWICK UBS NOMINEES***
Address: ***2/2 Paveletskaya Square, Moscow, 115054, Russia***
Tel.: ***+7 (095) 258-52-00*** Fax: ***+7 (095) 725-41-70***
e-mail: ***no information is available***
License of a professional participant in the securities market:
Number:***177-04885-000100***
Issue date: ***March 13, 2001***
Valid till: ***unlimited term of validity***
The body which issued the license: ***Federal Commission for Securities Market (FCSM)***
Number of ordinary shares: ***105 288 386***
Interest in the legal (charter) capital of the issuer: ***10.76 %***
Percentage of ordinary shares: ***6.67 %***

6.3. Information on government or municipal interest in the charter (contributed) capital (unit) fund of the issuer, existence of a special right ("golden share").

№	full name (for a legal entity – for-profit organization) or name (full name of the organization for a legal entity – not-for-profit organization), or first name and surname (for an individual), managing the government/municipal stake on behalf of the Russian Federation, constituent entity of the RF or municipality, who performs the functions of a member (shareholder) of the issuer	Location	interest in the charter (contributed) capital of the issuer
1.	***Specialized state body established by the government - Russian Federal Property Fund***	9 Leninski Prospect, Moscow, 119049, Russia	7.193740 %
2.	State organization Federal Post Service of Moscow region	29 Narodnogo Opolchenya Street, building 2, Moscow, 123824, Russia	0.004040 %
3.	Property Management Committee of Kaluga city	8 Saltykova-Schedrina Street, Kaluga, 248002, Russia	0.000106 %
4.	The Kaluga Region represented by the Ministry of the Economic Development of Kaluga region	64 Lunacharskogo Street, Kaluga, 248600, Russia	0.000011 %

Special rights of the Russian Federation, constituent entities of the same, municipal entities for governing of the issuer: ***no***

6.4. Information regarding restrictions on owning interest in the legal (contribution) capital (unit fund) of the issuer.

According to item 8.12 of the Company's Charter:
In the event that a shareholder in the Company intends to acquire 30 or more percent of placed common shares in the Company, alone or jointly with an affiliate (affiliates), such shareholder must, no sooner than 90 days and no later than 30 days before the date of acquisition of shares, send the Company written notice of its intention to acquire the shares. After the completion of the transaction involving the acquisition of such shares such shareholder must, within 30 days from the date of acquisition, propose to the Company shareholders to sell their common shares of the Company and mass-issued securities convertible into shares at the market price but not less than the average price for the six months preceding the acquisition date of the shares by such shareholder.

According to the Russian Federation Law On competition and limitation of monopolistic activities on commodity markets there are following restrictions applicable to dealings with outstanding issued securities of the issuer on OTC market: "based on an application of a legal entity or a natural person and subject to a consent of a federal anti-monopoly body given in advance, an individual (a group of individuals) may acquire shares (units) carrying voting rights in the legal capital of a business entity giving the person (the group of individuals) the right to control over 20% of the said shares (units)."

There are no restrictions on foreign participation in the legal capital of the issuer.

There are no other limitations applicable to having an interest in the legal (contributed) capital of the issuer.

6.5. Information regarding changes in the ownership (shareholders-participants and their interests) of issuer affecting holders of at least 5 percent of its legal (contributed) capital (unit fund) or at least 5 percent of its ordinary shares.

№	full and abbreviated corporate names (for a not-for-profit organization – name) of a legal entity or surname, given names of a natural person	interest of the person in the legal (contributed) capital (unit fund) of the issuer	percentage of the issuer ordinary shares owned by the said person
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): ***March 12, 2000***			
1.	Russian Federal Property Fund	22 %	27.40 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38 %	52.05 %
3.	PROTSVETANIE HOLDINGS LIMITED	5.45 %	1.51 %
4.	DCL-KF Corporation	5.58 %	2.39 %
Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): ***April 16, 2001***			
1.	Russian Federal Property Fund	22 %	27.4 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38 %	52.05 %
3.	PROTSVETANIE HOLDINGS	6.66 %	1.51 %

	LIMITED		
4.	DCL-KF Corporation	5.58 %	2.39 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **January 7, 2002***			
1.	Russian Federal Property Fund	22 %	27.4 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38 %	52.05 %
3.	PROTSVETANIE HOLDINGS LIMITED	6.66 %	1.51 %
4.	DCL-KF Corporation	5.58 %	2.39 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **April 18, 2002***			
1.	Russian Federal Property Fund	22 %	27.4 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38 %	52.05 %
3.	PROTSVETANIE HOLDINGS LIMITED	5.93 %	0.51 %
4.	DCL-KF Corporation	5.58 %	2.39 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **December 17, 2002***			
1.	Russian Federal Property Fund	7.19 %	9.59 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38.02 %	50.69 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **May 5, 2003***			
1.	Russian Federal Property Fund	7.19 %	9.59 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi, OJSC Svyazinvest	38.02 %	50.69 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **April 23, 2004***			
1.	Specialized state body established by the government - Russian Federal Property Fund	7.19 %	9.59 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi	38.02 %	50.69 %
3.	PROTSVETANIE HOLDINGS LIMITED	5.10 %	2.15 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **May 13, 2005***			
1.	Specialized state body established by the government - Russian Federal Property Fund	7.19 %	9.59 %
2.	Open Joint-Stock Company Investitsionnaya Kompania Svyazi	38.02 %	50.69 %

6.6. Information regarding transactions concluded by the issuer where self-interest existed (related party deals).
The number of transactions concluded by the issuer where self-interest existed - 10.

6.7. Accounts receivable.

Type of accounts receivable	Break-down by posting periods	
	before one year period	over one year period
Customers and buyers accounts receivable, RUR	1 660 830 981	0
including overdue, RUR	271 641 887	X
Bills of exchange receivable, RUR	16 553 902	0
including overdue, RUR	0	X
Debt of participants (founders) with respect to contributions to the charter capital, RUR	0	0
including overdue, RUR	0	X
Accounts receivable on paid advance sum, RUR	334 481 768	17 200 912
including overdue, RUR	51 913 384	X
Other accounts receivable, RUR	947 956 670	20 400 989
including overdue, RUR	189 072 121	X
Total, RUR	**2 959 823 321**	**37 601 901**
including overdue, RUR	**512 627 392**	**X**

Debtors, whose each amount of debt is not less than 10 percents of total accounts receivable (total amount of accounts receivable as of June 30, 2005 is 5 105 927 thousand rubles, 10% of this amount is 510 593 thousand rubles): ***no such debtors***

Information about the total amount of the issuer's accounts receivable and the total amount of unsettled accounts receivable for H1 2005.

Description	As of June 30, 2005
Accounts receivable, total (RUR)	2 997 425 222
Including overdue, total (RUR)	512 627 392
Reserve for bad debts, RUR	2 108 501 694

Total value of the closed related party deals: 247 256 241.52 rubles.
All transactions were approved by the Board of Directors.

There were no transactions (several related transactions) valued at over 5% of the book-value of the issuer's assets as defined according to its financial statements on the last reporting date before closing the deal.

There were no related party transactions (several related transactions) conducted without an approval given by the Board of Directors (Supervisory Board) or by the general meeting of shareholders, ahen such approval was obligatory in accordance with the legislation of the Russian Federation.

VII. Accounting reports/financial statements of the issuer

7.1. Annual financial statements of the issuer

Annual financial statements of OJSC CenterTelecom are not included in the report for 2Q2004.
Auditor's conclusion for 2004 is available at the Internat site of the Company: www.centertelecom.ru

7.2. Quarterly financial statements of the issuer for the last ended reporting quarter

Balance sheet (form No. 1)
Profit and Loss Report (form No. 2)

The quarterly account books of OJSC CenterTelecom for H1 2005 are provided in Annex No. 2 of the Quarterly Statement.

7.3. Consolidated financial statements of the issuer for the last full fiscal year

Consolidated account books are not kept, for this is not required by OJSC Svyazinvest – principal shareholder.

7.4. Information about the accounting policy of the Issuer.

The accounting policy is provided in Annex № 3

7.5. Total value of export and export share in the total sales volume

OJSC CenterTelecom does not sell its services outside the RF.
Distribution area for services of OJSC CenterTelecom – the RF regions.

7.6. Information on the value of the Issuer's real estate and the material changes in the Issuer's property that occurred after the date when the last completed financial year ended

The value of the Issuer's real estate (land areas, buildings, line-and-cable communication facilities) amounted to:

- 10 810.0 mln rubles as of June 30, 2005.

Depreciation (buildings, communication lines):

3 269.0 mln rubles as of June 30, 2005.

Changes in the real estate value are caused by the Government of the RF's adoption, on February 11, 2005, of resolution No. 68 that approved the Regulations on the Specifics of the State Registration of Title to and Interest in Line-and-Cable Communication Facilities, which enabled the Company's branches to implement activities so as to isolate real estate from communication facilities. In previous reports, the value of line-and-cable communication facilities was stated based of the data of accounting statements. At the same time the authorities that effect the state registration of rights to real estate and transactions therewith and the authorities that effect technical inventory-taking so far have no unambiguous interpretation of the above resolution.

Over the reporting period, no real estate whose value would exceed 5 per cent of the balance-sheet value of the Issuer's assets was acquired and disposed of.

Data on the real estate valuated by an independent valuer in the period from July 1, 2004 to July 1, 2005 are as follows:

The valuated real estate which undergone no changes

thousand rubles

№	Facility name	Valuation date (day/ month/year)	Assessed value
1	Automatic exchange building	14.02.05	266.00
2	Garage building	14.02.05	21.30
3	Automatic exchange building	02.02.05	192.80
4	Garage building	02.02.05	19.50
5	2-box garage building	02.02.05	16.80
6	Extension building to communication section	02.02.05	31.10
7	Shed-and-warehouse building	02.02.05	34.20
8	Power base building	02.02.05	16.30
9	Land plot	20.04.05	25.60
10	Extension building	06.12.04	304.70
11	Automatic exchange building	16.02.05	300.00
12	Garage building	16.02.05	217.00
13	Garage building	16.02.05	46.30
14	Building that contains warehousing premises	16.02.05	24.40
15	Administrative building	16.02.05	278.70
16	Garage building	16.02.05	12.80
17	Land plot	20.04.05	12.30
18	Garage building	02.02.05	13.70
19	Fitters' building	02.02.05	19.80
20	Warehouse building	02.02.05	15.20
21	Non-residential (accumulator) building	02.02.05	17.80
22	Automatic exchange building	28.02.05	90.00
23	Land plot	28.02.05	11.80
24	Utility building	01.03.05	216.60
25	Administrative building	01.03.05	1 963.40
26	Production workshop building	01.03.05	2 738.50
27	Sawmill building	01.03.05	77.20
28	Garage building	01.03.05	757.00
29	Warehouse building	01.03.05	930.10
30	Land plot	01.03.05	2 317.80
31	Land plot	08.06.05	44.30
32	Three-room flat	02.06.05	643.80

33	One-room flat	02.06.05	302.00
34	One-room flat	02.06.05	330.00
35	Timber workshop, garage (litera A, A1), total area 690.30 sq. m, and outbuildings (litera G1, G2, G3, G, G5)	25.07.04	1 161.00
36	One-room flat	26.11.04.	295.00
37	Flat	22.06.05	794.10
38	Administrative building of maintenance-engineering communication centre	24.01.05	79.50
39	Land plot, 304 sq. m (long-term lease for 5 years)	24.01.05	26.00
40	Garage-warehouse	10.03.05	195.00
41	Power base	02.02.05	35.60
42	Boilerhouse	22.11.04	395.80
43	Building of phone and telegraph office	30.05.05	218.00
44	Diesel building	30.05.05	32.00
45	Operations base	01.03.05	2 151.00
46	Automatic exchange building	28.09.04	61.00
47	Garage, warehouse building	21.04.05	99.00
48	Garage building (litera V)	14.04.05	334.00
49	Garage building (litera E)	14.04.05	139.00
50	Boilerhouse with backrooms	14.04.05	223.00
51	Gatehouse on the territory of the Altai-3M complex	14.04.05	120.00
52	Part of building, non-residential premises	26.11.04	82.60
53	Fitters' (residential) building /2-room flat	26.11.04	14.50
54	Kindergarten building	10.06.05	13 543.00
55	Building of hostel	10.06.05	10 649.00
56	Garage building (litera V)	05.04.05	1 345.00
57	Garage building (litera D)	05.04.05	380.37
58	Extension building (under construction) to an exchange	05.04.05	597.00
59	Exchange-36 building	04.03.05	4 186.00
60	Garages building	15.03.05	210.00
61	Residential building	15.03.05	83.00

62	Fitters' house	19.05.05	39.00
63	Garage	19.05.05	277.00
64	Warehouse	19.05.05	56.00
65	Stable	19.05.05	11.00
66	Office	19.05.05	45.00
67	Two-room flat	25.01.05	350.00
68	One-room flat	25.01.05	370.00
69	Non-residential building of the line maintenance shop of the area telecommunications centre, litera A	01.04.05	106.50
70	Garage, litera A	01.04.05	65.52

The Real Estate Valuated and Disposed of as a Result of Valuation, thousand rubles

№	Facility name	Valuation date (day/ month/year)	Disposition date (day/ month/year)	Value as of Disposition Date		
				Balance-sheet value	Depreciated value	Assessed value
1	Building with an attic	22.03.05	06.06.05	157.00	13.00	95.00
2	Panel house	23.03.05	06.06.05	42.00	0.00	8.00
3	Timber house	23.03.05	06.06.05	133.00	74.00	98.00
4	Panel house	23.03.05r	06.06.05	105.00	13.00	6.00
5	Fisherman's house	23.03.05	06.06.05	124.00	93.00	74.00
6	Non-residential premises - radio centre	18.05.05	30.06.05	77.20	0.00	317.40
7	Standalone building	15.03.05	23.06.05	46.50	27.30	34.80
8	Power base building (100047)	15.02.05	30.06. 05	12.73	0.00	4.27
9	Operations building (100048)	15.02.05	30.06. 05	44.14	4.37	17.20
10	Radio centre building (100002)	01.08.04	31.12.04	79.16	0.00	29.53
11	Sawmill building	06.04.05	30.06.05	64.81	7.43	52.54
12	Building of an auxiliary service of the area communications centre	16.06.04	30.12.04	72.37	–	340.00
13	Part of the building of a woodworking shop, 2 storeys	06.04.05	30.06.05	215.90	157.39	194.92
14	Repair workshop building	02.09.04	28.03.05	3 204.00	2 579.5	2 661.00
15	Washing station building	02.09.04	28.03.05	246.5	198.5	210.00
16	Control centre building	02.09.04	28.03.05	36.20	21.6	57.00
17	One-storey building	20.08.04	07.12.04	139.17	24.03	270.00

18	Residential building with a non-residential room	20.08.04	07.12.04	24.65	5.00	380.00
19	1-room flat	20.07.04	28.10.04	338 218.00	338 218.00	357.80
20	Fitters' house	20.01.05	Договор купли-продажи от 06.07.05	93.60	18.90	290.00
21	Garage			19.20	3.90	
22	Radio centre building (Glazovo Village)	28.01.05	30.06.05	154.80	0.00	43.22

The Valuated Real Estate Entered into the Balance Sheet

№	Facility name	Valuation date (day/ month/year)	Acquisition date (day/ month/year)	Value as of the acquisition date		
				Balance-sheet value	Depreciated value	Assessed value
1	Automatic exchange building (10105)	01.09.04	01.09.04	37.90	0.00	37.90
2	Automatic exchange building (10106)	01.09.04	01.09.04	15.59	0.00	15.59
3	Automatic exchange building (10107)	01.09.04	01.09.04	11.41	0.00	11.41
4	Automatic exchange building (10108)	01.09.04	01.09.04	47.24	0.00	47.24
5	Automatic exchange building (10109)	01.09.04	01.09.04	25.49	0.00	25.49
6	Garage building (10258)	20.11.04	20.11.04	37.78	0.00	37.78
7	Land plot, 58.76 sq. m in total	16.11.04	01.12.04	0.48	0.48	0.08
8	In-built premises No. 243 under construction, 62.7 sq. m	02.08.04	30.05.05	-	-	627.00
9	One-storied building of store No. 1 (87/1000)	09.07.04	15.06.05	203.71	203.71	120.00
10	Three-storied administrative building (41/1000)	01.01.04	17.11.04	499.93	499.93	421.00
11	One-storied building (515/1000), litera V	24.06.04	15.12.04	392.85	392.85	430.00
12	One-storied building, litera G	24.06.04	15.12.04	114.20	114.20	125.00
13	One-storied building, litera Zh	24.06.04	15.12.04	86.79	86.79	95.00
14	Garage	20.12.04	29.12. 04	777.00	777.00	777.00
15	Non-residential building of an exchange and a	29.12.04	30.12.04	466.00	461.34	466.00

	call office					
16	Diesel building	29.12.04	30.12.04	9.00	4.50	9.00
17	Garage building	29.12.04	30.12.04	17.00	16.50	17.00
18	Diesel building	29.12.04	30.12.04	11.00	10.59	11.00

7.7. Information on the Issuer's participation in legal proceedings in cases where such participation may have a material effect on the Issuer's financial and economic operations

In our opinion, the following may be included into material claims:

- claims which value equals or exceeds 10 per cent of the balance-sheet value of the Company's assets;

- claims that prevent economic operations or aim to prohibit or terminate them (claims to liquidate the Company, to deem the Company and its subsidiaries and dependent companies insolvent (bankrupt), to alienate its property (assets), to contest rights arising out of licences and patents, to recover taxes and charges payable to the budget and extrabudgetary funds in a material amount).

In the 2nd quarter of 2005 and over the three years preceding the date when the reporting quarter ended, the Company did not take part in material legal proceedings that might (may) affect is financial and economic operations.

In addition, we inform you that over the 3 years preceding the date when the reporting quarter ended, the Company participated or participates, as of the date of the reporting quarter end, as a claimant or a defendant in the following legal proceedings with whose regard the maximum risk of a potential loss exceeded or exceeds 5 mln roubles:

1. In 2003, the Arbitration Courts of the Moscow District dismissed two statements of claim filed on behalf and in the interests of CenterTelecom in order to recover from the Russian Federation represented by the Ministry of Finance, at the expense of the treasury of the Russian Federation, 8,057,531 rubles and и 5,975,041 rubles as expenses related to granting communication services fee reductions under the Federal Law on Veterans.

In the first case the court was of an opinion that the claimant's allegations of the defendants' failure to act were not supported with documentary evidence; in the second case the judicial authorities determined that funds for compensating communication enterprises for expenses were not provided for in full in the federal budget for the years 2001 and 2002. The court was of an opinion that under such circumstances there were no grounds for claims satisfaction.

For and on behalf of JSC CenterTelecom, a complaint was filed with the Supreme Arbitration Court of the Russian Federation so as to have these judicial acts revised in the exercise of supervisory functions, but the judges of the Supreme Arbitration Court of the RF determined to refuse to refer the judgements of Moscow's Arbitration Court and the rulings of the Federal Arbitration Court of the Moscow District to the Presidium of the Supreme Arbitration Court of the RF so as to have them revised in the exercise of supervisory functions.

In the third quarter of 2004, for and on behalf of JSC CenterTelecom, applications to have the judgements revised due to newly discovered circumstances were filed with Moscow's Arbitration Court (a decision dated May 11, 2004 made by the Constitutional Court of the Russian Federation on the refusal to accept, for consideration, JSC CenterTelecom complaint of the infringement of constitutional rights and freedoms was cited as the newly discovered circumstance, art. 30 of the Federal Law dated February 16, 1995 on Communication and para 2 of art. 180 of the Budget Code of the RF).

A decision dated September 27, 2004, affirmed by a ruling of the court of appeal dated February 1, 2005 and a ruling of the Federal Arbitration Court of the Moscow District dated April 26, 2005 dismissed the

application. The reason for such judicial acts was the fact that the applicant's references to the circumstances given in the statement of reasons in the decision of the Constitutional Court of the Russian Federation, these circumstances not being related to the procedure of applying federal laws and to the court's failure to implement the objectives of court proceedings, may not, by virtue of para 1 of art 311 of the Arbitration Procedure Code of the Russian Federation, be treated as newly discovered circumstances.

2. In December 2003, on behalf and in the interests of JSC CenterTelecom, a statement of claim was filed with Moscow's Arbitration Court in order to recover the losses that arose due to the granting of communication services fee reductions to the veterans of the Tula Region. The value of the claim is 92,989,136 rubles.

The defendant, a representative of the Russian Federation, that is specified in the statement of claim is the Ministry of Finance of the Russian Federation.

On May 24, 2004, Moscow's Arbitration Court considered the above claim against the Russian Federation and satisfied CenterTelecom's claims to recover the said amount from the Ministry of Finance. The court of appeal, by a ruling dated September 1, 2004, satisfied the appeal of the Ministry of Finance of the Russian Federation and dismissed JSC CenterTelecom claim. On October 25, 2004, the court of cassation affirmed the ruling of the court of appeal and dismissed the cassation appeal of JSC CenterTelecom.

On March 18, 2005, JSC CenterTelecom filed to the Constitutional Court of the Russian Federation a complaint of infringement of its constitutional rights, wherein the applicant asks the Constitutional Court to verify the constitutionality of paragraph 2 of article 124 of the Civil Code of the RF in its interpretation applied by the federal arbitration courts of the Moscow District in the case of JSC CenterTelecom.

3. On May 13, 2004, Moscow's Arbitration Court made a judgement to satisfy the claim filed on behalf and in the interests of JSC CenterTelecom against the Russian Federation represented by the Ministry of Finance, the Ministry of Labour and Social Development of Russia, and the Tambov Region's Administration for the Social Protection of Population to recover 10,432,407 rubles 31 kopecks of losses incurred as a result of granting the communication services fee reductions provided for by the Federal Law on Veterans. The court of appeal and the court of cassation affirmed the judgement of the court of first instance. The Ministry of Labour and Social Development filed an application with the Supreme Arbitration Court of the Russian Federation so as to have the above judicial acts revised in the exercise of supervisory functions. A ruling of the Supreme Arbitration Court of the Russian Federation dismissed the applicant's forwarding of the legal cases to the Presidium of the Supreme Arbitration Court of the RF so as to have them revised in the exercise of supervisory functions.

4. On June 28, 2004, the Arbitration Court of the Voronezh Region made a judgement, in the claim filed by the Voronezh Branch of JSC CenterTelecom, to recover from the treasury of the Russian Federation the losses sustained by JSC CenterTelecom due to the granting of communication services fee reductions to individual categories of citizens, in the amount of 10,607,180 rubles 57 kopecks. The judgement entered into legal force. On December 29, 2004, the writ of execution was forwarded to the Ministry of Finance of the Russian Federation so as to be executed in due course.

5. In the 3d quarter of 2004, the Voronezh Branch of JSC CenterTelecom filed 3 claims with the Arbitration Court of the Voronezh Region in the total amount of 49,707,988 rubles 74 kopecks so as to recover from the treasury of the Russian Federation the losses sustained by JSC CenterTelecom due to the granting of communication services fee reductions to individual categories of citizens under the laws on Veterans, on the Social Protection of the Disabled in the Russian Federation and the Law on the Social Protection of the Citizens Who Were Exposed to Radiation as a Consequence of the Accident at the Chernobyl Nuclear Power Station. The claims were satisfied by the court of the first instance by judgements dated December 15, 2004 and December 21, 2004. The judgements entered into legal force. In the 1st quarter of 2005, writs of execution were issued, which on February 25, 2005 were forwarded to the Ministry of Finance of the Russian Federation so as to be executed in due course.

6. In 2003, the Voronezh Branch of JSC CenterTelecom filed with the Arbitration Court of the Voronezh

Region a claim against the treasury of the Russian Federation for the losses sustained by JSC CenterTelecom due to its having granted communication services fee reductions to individual categories of citizens. The value of the claim was 20,646 thousand rubles. JSC CenterTelecom claims were satisfied in the 1st quarter of 2004.

7. In 2003, the Moscow Branch of JSC CenterTelecom filed a claim against the Moscow Regional Registration Chamber and the Municipal Entity *The Chekhov District of the Moscow Region* represented by the District Administration, so as to have the Municipal Entity's registered title to the city phone and radio-broadcasting network belonging to JSC CenterTelecom deemed invalid and to have CenterTelecom's title recognized.

The value of the facilities is estimated at 8,040,712 rubles.

The court of first instance considered the dispute on its merits on April 15, 2004. The claims made by JSC CenterTelecom were satisfied in full.

However, the Federal Arbitration Court of the Moscow District was of an opinion that the court of first instance failed to duly investigate into all circumstances that were of relevance for considering the dispute on its merits and making a judgement.

The ruling of the Federal Arbitration Court of the Moscow District dated July 7, 2004 revoked the judgement of the Arbitration Court of the Moscow Region dated April 15, 2004 and remanded the case for a new trial to the first instance.

The claim is being considered.

8. In 2003-2004, the *Russian Television and Radio Broadcasting Network* Federal State Unitary Enterprise (RTRBN FGUP) filed three claims against JSC CenterTelecom so as to have the privatization of the telecommunication companies that were, as a result of re-organization, affiliated with CenterTelecom deemed invalid with regard to the transfer of the property of TV and radio transmitting centres to the companies:

1) RTRBN FGUP filed with the Arbitration Court of the Kaluga Region a claim to have para 6.1. of the Articles of Association of JSC CenterTelecom deemed invalid with regard to the inclusion, into the Company's authorized capital, of four facilities, i. e. a tower in the town of Maloyaroslavets, the Kirov-Manino-Ludinovo radar station, the Manino-Betlitsa radar station and the Kirov-Novoalexandrovsky radar station of the Kaluga Region. The residual value of the property is 7,846 thousand rubles, although the claim was filed in the total amount of 27,438,408 rubles.

The Territorial Administration of the Ministry of Property of Russia took part in the case as a third party making independent claims.

A judgement of the court of first instance dated June 25, 2004 dismissed the claim of RTRBN FGUP.

The court of appeal revoked the judgement of the court of first instance and made a new judgement to satisfy the claim of RTRBN FGUP.

The court of cassation revoked the judgement of the court of appeal and affirmed the judgement of the court of first instance dated June 25, 2004 to dismiss the claim of RTRBN FGUP.

2) A claim was filed with the Arbitration Court of the Moscow Region to apply the consequences of the void transaction of privatizing Rossvyazinform State Enterprise for Communications and Informatics of the Moscow Region with regard to the inclusion, into the authorized capital of JSC CenterTelecom, of a TV relay building in the town of Stupino of the Moscow Region and to the return of the building into the state property of the Russian Federation. The residual value of the building equals zero (100 % depreciation).

A judgement of the Arbitration Court of the Moscow Region dated August 9, 2004 dismissed the claim of RTRBN FGUP.

A ruling of the Federal Arbitration Court of the Moscow District dated December 9, 2004 revoked the judgement of the court of first instance and remanded the case to the court of first instance for a new trial.

The judgement of the Arbitration Court of the Moscow Region dated March 14, 2005 again dismissed the claim of RTRBN FGUP. The court's judgement entered into legal force.

3) On May 15, 2003, a claim was filed to apply the consequences of a void transaction with regard to the inclusion, into the authorized Capital of Electrosvyaz JSC of the Ryazan Region, of the building of the regional radio and TV transmitting centre located in the town of Ryazan. The residual value of the building is 397.54

thousand rubles. A judgement of the court of first instance dated January 14, 2004 dismissed the claim of RTRBN FGUP. Rulings of the court of appeal and the court of cassation affirmed the judgement of the court of first instance.

9. The State Enterprise - the Administration for Federal Postal Communications of the Moscow Region (hereinafter the SE AFPC MR) filed with the Arbitration Court of the Moscow Region a statement of claim to have the title registered by JSC CenterTelecom to the premises located at 1 Sobtsov Str., Taldom, the Moscow Region, total area 524.1 sq. m, deemed invalid.

The Arbitration Court of the Moscow Region on December 22, 2004 dismissed the claim of the SE AFPC MR. The State Enterprise - the Administration for Federal Postal Communications of the Moscow Region appealed against this judgement to the court of appeal. A ruling of the Tenth Arbitration Court of Appeal dated April 4, 2005 affirmed the judgement of the Arbitration Court of the Moscow Region dated December 22, 2004 and dismissed the appeal. The cassation appeal of the SE AFPC MR is, of the day this information is provided, left without action.

10. The Property Management Committee of the Istra District of the Moscow Region (hereinafter the PMC of the Istra Region) on January 25, 2005 filed with the Istra Town Court an application to recognize the right of municipal ownership to abandoned property consisting of a phone network cable conduit system 31,387.85 m long and 339 cable manholes, located at the town of Istra, the Moscow Region.

The Moscow Branch of OJSC CenterTelecom prepared and forwarded to the persons participating in the case a statement of defence indicating that the said property was owned by OJSC CenterTelecom and that there were no grounds for satisfying the claims of the PMC of the Istra District.

So far the court appointed no date for considering the case on its merits.

11. On June 1, 2005, JSC CenterTelecom filed with Moscow's Arbitration Court a claim against the Regional Company for Communications ZAO to recover 61,589,857.79 rubles of the principal and 2,005,650 rubles of interest for using borrowed monies, and 157,955 rubles as a penalty under a contract of guarantee. The claim is being considered.

12. In 2004, on behalf and in the interests of JSC CenterTelecom, a statement of claim was filed against the Russian Federation represented by the Ministry of Finance of the Russian Federation so as to recover the losses sustained by JSC CenterTelecom due to the Tula Branch of the JSC CenterTelecom having granted, in 2003, communication services fee reductions to veterans. The value of the claim is 17,025 thousand rubles. The court of first instance dismissed the claims. A ruling of the Ninth Arbitration Court of Appeal dated June 16, 2005 affirmed the judgement of the court of first instance and dismissed the appeal of JSC CenterTelecom. Now JSC CenterTelecom has filed a cassation appeal.

13. In 2004, on behalf and in the interests of OJSC CenterTelecom, a statement of claim was filed against the Russian Federation represented by the Ministry of Finance of the Russian Federation so as to recover the losses sustained by OJSC CenterTelecom due to the Bryansk Branch of OJSC CenterTelecom having granted, during 2001-2003, communication services fee reductions to veterans. The value of the claim is 28,164 thousand rubles. By a judgement of Moscow's Arbitration Court dated February 28, 2005, the claimed amount was recovered from Russia's Ministry of Finance using the monies in the treasury of the Russian Federation. A ruling of the court of appeal dated May 25, 2005 satisfied the appeal of the Ministry of Finance, revoked the judgement of the court of first instance and dismissed the claim of OJSC CenterTelecom. OJSC CenterTelecom filed a cassation appeal.

14. In 2004, on behalf and in the interests of OJSC CenterTelecom, a statement of claim was filed against the Russian Federation represented by the Ministry of Finance of the Russian Federation so as to recover the losses sustained by OJSC CenterTelecom due to the Ivanovo Branch of OJSC CenterTelecom having granted, during 2001-2003, communication services fee reductions to veterans. The value of the claim is 20,137 thousand rubles. The court of first instance dismissed the claim. A ruling of the court of appeal affirmed the judgement of the court of first instance and dismissed the appeal of OJSC CenterTelecom. The court of cassation on May 24, 2005 revoked the ruling of the court of appeal and the judgement of the court of first

instance and remanded the case for a new trial. The preliminary court hearing is scheduled for July 29, 2005.

15. In 2004, on behalf and in the interests of OJSC CenterTelecom, a statement of claim was filed against the Russian Federation represented by the Ministry of Finance of the Russian Federation so as to recover the losses sustained by OJSC CenterTelecom due to the Tver Branch of OJSC CenterTelecom having granted, during 2001-2003, communication services fee reductions to veterans. The value of the claim is 19,711 thousand rubles. A judgement of the court of first instance, as affirmed by the court of appeal on April 21, 2005, dismissed the claim. OJSC CenterTelecom filed a cassation appeal.

16. On December 23, 2004, on behalf and in the interests of OJSC CenterTelecom, a statement of claim was filed with the Arbitration Court of the Yaroslavl Region against the Russian Federation represented by the Ministry of Finance of the Russian Federation so as to recover the losses sustained by OJSC CenterTelecom due to its having granted communication services fee reductions to individual categories of citizens. The value of the claim is 38,210,915 rubles 52 kopecks. A judgement of the court of first instance dated June 3, 2005 satisfied the claim.

17. In the 1st quarter of 2005, on behalf and in the interests of OJSC CenterTelecom, a statement of claim was filed with the Arbitration Court of the Smolensk Region against the Russian Federation represented by the Ministry of Finance of the Russian Federation so as to recover the losses sustained by OJSC CenterTelecom due to its having granted communication services fee reductions to individual categories of citizens. The value of the claim is 53,326,408 rubles 55 kopecks. A judgement of the court of first instance dated May 4, 2005 satisfied the claim.

18. In the end of the year 2004, on behalf and in the interests of OJSC CenterTelecom, a statement of claim was filed with Moscow's Arbitration Court against the Russian Federation represented by the Ministry of Labour and Social Development of the Russian Federation so as to recover the losses sustained by OJSC CenterTelecom due to the Moscow Branch of OJSC CenterTelecom having granted, in 2001-2003, communication services fee reductions to veterans. The value of the claim is 217,306,378 rubles 72 kopecks.

A judgement of Moscow's Arbitration Court dated February 16, 2005 satisfied the claims of OJSC CenterTelecom. The third party involved in the case, i. e. the Ministry of Public Health and Social Development of the Russian Federation, filed an appeal with the Ninth Arbitration Court of Appeal. A ruling of the court of appeal dated April 22, 2005 affirmed the judgement of the court of first instance and dismissed the appeal. A writ of execution was obtained, which was forwarded by OJSC CenterTelecom to the Ministry of Finance of the Russian Federation so as to have it executed in due course, but, as of the day this information is submitted, the Ministry of Public Health and Social Development of the Russian Federation filed a cassation appeal.

19. On behalf and in the interests of OJSC CenterTelecom, a claim was filed with Moscow's Arbitration Court against the Russian Federation represented by the Ministry of Labour and Social Development of the Russian Federation so as to recover the losses sustained by OJSC CenterTelecom due to the Moscow Branch of OJSC CenterTelecom having granted, in 2001-2003, communication services fee reductions to veterans. The value of the claim is 144,758,276 rubles 95 kopecks.

A judgement of Moscow's Arbitration Court dated April 6, 2005 satisfied the claims of OJSC CenterTelecom. A ruling of the court of appeal dated June 16, 2005 affirmed the judgement of the court of first instance and dismissed the appeal.

20. On behalf and in the interests of OJSC CenterTelecom, a claim was filed with Moscow's Arbitration Court against the Russian Federation represented by the Ministry of Labour and Social Development of the Russian Federation so as to recover the losses sustained by OJSC CenterTelecom due to the Moscow Branch of OJSC CenterTelecom having granted, in 2001-2003, communication services fee reductions to veterans. The value of the claim is 261,602,379 rubles 98 kopecks. The court of first instance dismissed the claim. A ruling of the court of appeal dated June 3, 2005 satisfied the appeal of OJSC CenterTelecom, revoked the judgement of the court of first instance and satisfied the claims of OJSC CenterTelecom.

21. On behalf and in the interests of OJSC CenterTelecom, a claim was filed with Moscow's Arbitration Court against the Russian Federation represented by the Ministry of Labour and Social Development of the Russian Federation so as to recover the losses sustained by OJSC CenterTelecom due to the Kursk Branch of

OJSC CenterTelecom having granted communication services fee reductions to individual categories of citizens. The value of the claim is 11,783,505 rubles 80 kopecks. A judgement of Moscow's Arbitration Court dated June 9, 2005 satisfied the claims of OJSC CenterTelecom.

22. On behalf and in the interests of OJSC CenterTelecom, a claim was filed with Moscow's Arbitration Court against the Russian Federation represented by the Ministry of Labour and Social Development of the Russian Federation so as to recover the losses sustained by OJSC CenterTelecom due to the Moscow Branch of OJSC CenterTelecom having granted communication services fee reductions to individual categories of citizens. The value of the claim is 4,801,059.42 rubles. A judgement of the court of the first instance satisfied the claims of OJSC CenterTelecom. The defendant filed an appeal with the Ninth Arbitration Court of Appeal. The ruling of the Court of Appeal dated June 30, 2005 affirmed the judgement of the court of first instance and dismissed the appeal.

23. On behalf and in the interests of OJSC CenterTelecom, a claim was filed with Moscow's Arbitration Court against the Russian Federation represented by the Ministry of Labour and Social Development of the Russian Federation so as to recover the losses sustained by OJSC CenterTelecom due to the Tambov Branch of OJSC CenterTelecom having granted communication services fee reductions to individual categories of citizens. The value of the claim is 15,322,211.43 oubles. The case is due to be considered on its merits on July 25, 2005.

VIII. Additional information about the issuer and outstanding securities issued by it

8.1 Additional information about the issuer.

8.1.1. Legal (charter) capital of the issuer: amount and structure

The Issuer's authorized capital as of the end of the last reporting quarter is (rubles): ***6 311 998 965***

Authorized capital layout by category of stocks:

Ordinary stocks:

Total nominal value (rubles): ***4 734 020 499***

Share in the charter capital: ***75.000337 %***

Preference stock:

Total nominal value (rubles): ***1 577 978 466***

Share in the charter capital: ***24.999663 %***

Program of American depository receipts (ADR) of the 1st level for ordinary stocks of OJSC CenterTelecom was registered on August 22, 2001 by the US Securities and Exchange Commission. One depository receipt represents 100 Company's ordinary stocks. By the end of the reporting quarter, ADR accounted for about 1.47% of the Company's ordinary stocks.

Depositories of the Company's ADR program are J.P. Morgan Chase Bank, Trinity Tower 9 Tomas More Street London EIWIYT United Kingdom). Deposit agreement between OJSC CenterTelecom, J.P. Morgan Chase Bank and holders of depository receipts was concluded on September 4, 2001, amended and revised on 10 December 2001.

The stock overseas circulation permit is issued in compliance with the Russian FCSM Resolution No. 03-17/nc dated April 1, 2003.

FCSM permit for company's stock introduction to circulation outside the RF territory is issued:

- ***Russian FCSM Resolution No. 702-r dated August 16, 2001 for the ADR program of the 1st level for 334 185 Company's ordinary stocks***
- ***March 18, 2002 #323/r for Level I ADR Program for 334,185,000 underlying ordinary shares of the Company (due to share split);***
- ***Russian FCSM Resolution No. 1818/r dated August 16, 2001 for the ADR program of the 1st level for circulation of 802 000 000 Company's ordinary stocks (due to association of 16 telecommunication companies of the Central region to OJSC Central Telecommunications Company)***
- ***Russian FCSM Decree No. 05-58/nz-i dated January 19, 2005 for the ADR program of the 1st level for 623 312 699 Company's ordinary stocks (document in force as of the end of the reporting quarter)***

As of today, there are no arrangers of trade circulating foreign issuer's securities certifying rights to Issuer's stocks.

8.1.2. Changes in the charter (contributed) capital (unit fund) of the issuer

Name of the Issuer's administration body that adopted a decision on the changes in amount of the Issuer's authorized capital	***General annual meeting of shareholders of AOOT Elektrosvyaz, Moscow Region***
Date and number of the minutes of the meeting of the Issuer's management body (session), at which a decision was made on the changes in amount of the Issuer's authorized capital	***May 17, 1996 Minutes No. 2***
Amount of the Issuer's authorized capital (rubles) as of January 1, 2000	***185 589 300 rub.***
Authorized capital composition	**Ordinary stocks:** Total nominal value (rubles): *135 480 300* share in the charter capital: *73.00006 %* **Preferred stock, B type:** Total nominal value (rubles): *3 711 600* share in the charter capital: *1.9999 %* **Preferred stock, A type:** Total nominal value (rubles): *46 397 400* share in the charter capital*: 25.00004 %*
Name of the Issuer's management body that adopted a decision on the changes in amount of the Issuer's authorized capital	Board of Directors of Open Joint-Stock Company Central Telecommunication Company
Date and number of the minutes of the meeting of the Issuer's management body (session), at which a decision was made on the changes in amount of the Issuer's authorized capital	**July 29, 2002 Minutes No. 6**
Amount of the Issuer's authorized capital (rubles) as of December 31, 2002	***631 199 896.5 rub.***
Authorized capital composition	**Ordinary stocks:** Total nominal value (rubles): *473402 049.9* share in the charter capital: *75.000337 %* **Preferred stock, A type:** Total nominal value (rubles):

	157 797 846.6 share in the charter capital*: 24.999663 %*
Name of the Issuer's management body that adopted a decision on the changes in amount of the Issuer's authorized capital	General annual meeting of shareholders of the open joint-stock company Central Telecommunication Company
Date and number of the minutes of the meeting of the Issuer's management body (session), at which a decision was made on the changes in amount of the Issuer's authorized capital	***Minutes No. 12 dated June 11, 2004***
Dimension of the Issuer's authorized capital (rubles) as of March 31, 2005	***6 311 998 965 rub.***
Authorized capital composition	**Ordinary stocks:** Total nominal value (rubles): ***4 734 020 499*** share in th charter capital: *75.000337 %* **Preferred stock, A type:** Total nominal value (rubles): ***1 577 978 466*** share in th charter capital*: 24.999663 %*

8.1.3. Allocations to and making use of the reserves and other funds of the issuer.

Fund name: ***reserve fund***
Fund dimension established by constituent documents:
Article 10 of the Company's Charter (Company's funds):

«Item.10.1. A reserve fund is set up in the Company to the amount of 5% of the Company's authorized capital.
The Company's reserve fund is set up out of compulsory annual allocations of at least 5% from the Company's net profit until it reaches the amount established in this item.
The reserve fund is intended for covering of the Company's losses and retirement of the Company's bonds and redemption of the Company's stock in the absence of other means.
The reserve fund cannot be used for any other purposes».

The Company's reserve fund was intended for covering of the Company's losses and retirement of the Company's bonds and redemption of the Company's stock in the absence of other means.
The reserve fund cannot be used for any other purposes.

The reserve fund as of June 30, 2005 - 31 560 thousand rubles.
In Q2 2005 reserve fund wasn't used for anu purposes.

Other Issuer's funds set up at the expense of its net profit:
Fund name: Accumulation fund

Amount of the fund established by constituent documents: ***presently, (as of June 30, 2005) the Fund is not provided for by constituent documents***

Fund name: Social welfare fund

Amount of the fund established by constituent documents: ***presently, (as of June 31, 2005) the Fund is not provided for by constituent documents***

Reserve for bad debts on accounts receivable
as of June 30, 2005 is 2 108 502 thousand rubles.

Reserve for bad debts in Q1 2005 was used to cover doubtful accounts receivable to the amount of 69 470 th. rubles.

8.1.4. Convening and conducting meetings (sessions) of the issuer's supreme governing body

Name of the Issuer's supreme management authority: ***General Meeting of Shareholders***

Procedure for notification to shareholders (participants) on holding of a meeting of the Issuer's supreme management authority:

1) Notification on holding of a general shareholders' meeting shall be made at least within 30 days prior to its holding.

In case the proposed agenda of an extraordinary general meeting of shareholders contains an item on election of the Company's Board of Directors, the notification on holding of an extraordinary general meeting of shareholders shall be made at least within 50 days before its holding date.

If extraordinary general meeting of shareholders is convoked on demand of the Company's Audit Commission, Auditor or shareholders (shareholder) who owns at least 10% of the voting stocks of the Company, the notification should be made not less than 20 days before its holding date. Within the set term, the notification on holding of a GM shall be submitted to each person indicated in the list of persons entitled to participate in the shareholders' general meeting by registered mail or delivered to each of the said persons upon signature or published in the Rossiyskaya Gazeta.

2) The notification on holding of the GM shall contain:
full commercial name of the Company and its place of performance
form of the GM (meeting or absent voting)
date, place and time of a shareholders' meeting and postal address at which completed bulletins may be sent, or in a case of holding of a GM in the form of an absent voting – the deadline for receipt of voting bulletins and postal address at which completed bulletins shall be sent
registration time of persons (their representatives) participating in the GM
date of making a list of persons entitled to participate in the GM
agenda of the GM
procedure for confirmation of powers of representatives of the persons entitled to participate in the GM

Procedure for familiarization with the information (materials) subject to be submitted to the persons entitled to participate in the general meeting when preparing to holding of the general meeting and the address (addresses) at which it can be familiarized (address (location) of a Company's one-man executive agency and addresses of other places where the information (materials) will be provided.

3) Notification to shareholders on holding of a GM whose agenda contains items, the voting on which may entail creation of the right to request for the Company's redemption of shares, apart from the information provided in article 4.2 of these Regulations, shall contain the information on
availability with shareholders – holders of the Company's voting shares of a right to request for the Company's redemption of shares owned by it, in case they voted against decision making or did not participate in voting for these items
on the price and procedure for redemption of shares.

4) Notification to shareholders on holding of an extraordinary GM which agenda contains the item on election of

the Company's Board of Directors, apart from the information provided in article 4.2 of these Regulations, shall contain the information on procedure and terms for nomination of shareholders (shareholder) being jointly the owners of at least 2% of the Company's voting shares as candidates to the Company's Board of Directors.

5) Apart from the information provided in items 2 – 4, the notification on holding of the GM may contain other information on procedure for shareholders' participation in GM.

Persons (authorities).entitled to convene (request convention) of an extraordinary meeting of the Issuer's supreme management body:

Board of Directors upon its own initiative,
Company's auditing committee,
Company's auditor,
Shareholder (shareholders) owning at least 10% of the Company's voting shares as of the date of request.

Procedure for submitting requests on extraordinary meeting of the Issuer's supreme management body:

1. Request on holding of an extraordinary meeting may be submitted by:

- mailing at the address (location) of the Company's one-man executive agency contained in the united state register of legal entities

- delivery upon signature to the person performing functions of the Company's one-man executive agency, Chairman of the Company's Board of Directors, Company's corporate secretary or other person authorized to receive written correspondence addressed to the Company

- delivery by fax.

2. Request on holding of an extraordinary meeting shall contain the information envisaged by article 55 of the Federal Law On Joint-Stock Companies. The corresponding provisions of article 53 of the Federal Law On Joint-Stock Companies shall apply to the proposal on nomination of the candidates to the Company's bodies elected at the GM contained in a request on holding of an extraordinary meeting of shareholders.

3. A share of voting stocks owned by the shareholder (shareholders) requesting an extraordinary general meeting shall be determined as of the date of the request.

4. Should the request on holding of an extraordinary meeting be signed by a shareholder's representative, this request shall be supplemented by a power of attorney (copy of the power of attorney certified according to the established procedure) containing data on the represent and representative, which, in compliance with the Federal Law On Joint-Stock Companies shall be contained in the power of attorney for voting executed in compliance with requirements of the Federal Law On Joint-Stock Companies to execution of the voting power of attorney.

5. Should the request on holding of an extraordinary meeting be signed by a shareholder (his representative), whose share rights are accounted for in the custody account, this request shall be supplemented by a statement of the shareholder's custody account, accounting for rights for these shares.

6. Should the request on holding of an extraordinary meeting be forwarded by an unregistered mail or another unregistered posting, the date of presentation of this request is the date indicated at the impress of the date stamp confirming the mailing date. Should the request on holding of an extraordinary meeting be sent by registered mail or another registered posting – the date of delivery of the posting against receipt.

7. Should the request on holding of an extraordinary meeting be delivered against receipt the request date is the delivery date.

8. Should the request on holding of an extraordinary meeting be sent by fax, the date of request is the date of receipt by the Company of a fax message according to the procedure envisaged by the second paragraph of this article.

A fax message containing a request shall be sent by the Company's fax number and received by the Company until the end of the business day officially established by the Company. When sending a fax message, copies of the text transmitted shall bear the indication of the person who sent this text, its transmission date and time and the surname of a receiving person. At this, the person who sent the text shall request for its receipt confirmation, while the person who received the text shall confirm its receipt by sending back a fax message.

When the Company receives an original request sent by fax, the request or proposal date is the date of the Company's receipt of the fax message.

9. Requests on convening of an extraordinary general shareholders' meeting received by the Company may be

called off by the persons submitting requests. This call-back shall be submitted by any means envisaged by item 1 for requests. At this, the date of call-back receipt is the date of the Company's receipt of a mailing unit, date of the call-back delivery or Company's receipt of the fax message.

The procedure for determination of the holding date of the Issuer's supreme management body meeting:

Determination of the date and procedure of the GM is a matter of exclusive competence of the Board of Directors in compliance with article 47 of the Federal Law On Joint-Stock Companies.

1) GM shall be held not earlier than in four months and not later than in six months following the end of a fiscal year.

2) Extraordinary GM convened by the request of the Company's auditing committee or shareholders (shareholder) owning at least 10% of the Company's voting shares shall be held within 40 days upon presentation of the request on holding of an extraordinary shareholders' meeting.

3) Extraordinary GM convened by the request of the Company's auditing committee or shareholders (shareholder) owning at least 10% of the Company's voting shares, whose agenda contains an item on election of the Board members shall be held within 70 days upon presentation of the request on holding of an extraordinary shareholders' meeting.

4) If a number of Company's Board members is less than a quorum for holding of the meeting of the Company's Board of Directors, extraordinary shareholders' meeting convened by the decision of the Company's Board of Directors upon its own initiative to settle the issue on election of the Board members shall be held within 70 days upon deciding on its holding by the Company's Board of Directors.

5) Unless provided for by item 4, an extraordinary shareholders' meeting convened by the decision of the Company's Board of Directors upon its own initiative to settle the issues of any competence of the GM, including:

- early termination of powers of the Company's Board of Directors and election of the Company's Board of Directors (provided that number of the Company's Board of Directors is not less than a quorum for holding of meetings of the Company's Board of Directors),

- on election of the Company's Board of Directors (in case when the Board of Directors was not elected for some reason),

shall be held at the term set by the Company's Board of Directors with regard to provisions of the legislation in force and the Company's Charter.

Persons entitled to make proposals to agenda of the holding of the Issuer's supreme management body:

Shareholders owning at least 2% of the Company's voting shares are entitled to make proposals to the agenda of the shareholders' meeting.

The Procedure for making proposals to agenda of the holding of the Issuer's supreme management body:

1. Proposals on introducing of items into the agenda of the annual GM and proposals on nomination of candidates to the Company's bodies elected by the GM may be put forward, and the requests for holding of an extraordinary general meeting – may be put forward by way of:

posting at the address (location) of the Company-s one-man executive agency contained it the united state register of legal entities

delivery upon signature of the person performing functions of the Company's one-man executive agency, Chairman of the Company's Board, corporate secretary or other person authorized to receive written correspondence addressed to the Company

fax.

2. Proposals on introducing of items into the agenda of the annual GM and proposals on nomination of candidates to the Company's bodies elected by the GM shall contain the information envisaged by article 53 of the Federal Law On Joint-Stock Companies. Request on holding of an extraordinary meeting shall contain the information envisaged by article 55 of the Federal Law On Joint-Stock Companies. The corresponding provisions of article 53 of the Federal Law On Joint-Stock Companies shall apply to the proposal on nomination of the candidates to the Company's bodies elected at the GM contained in a request on holding of an extraordinary meeting of shareholders.

3. Proposals to the agenda of the annual GM and proposals on nomination of candidates to the Company's bodies elected by the GM and request for holding of an extraordinary GM shall be acknowledged as submitted

by shareholders (their representatives) who signed them.

4. Share of voting shares owned by the shareholder (shareholders) making proposals to the agenda of the annual GM and/or nominating candidates to the Company's bodies elected by the general shareholder's meeting shall be determined as of the date of this proposal.

Share of voting shares owned by the shareholder (shareholders) requesting for holding of an extraordinary general meeting shall be determined as of the date of this proposal.

5. Should a proposal to the agenda of the annual GM and/or nominating candidates to the Company's bodies elected by the general shareholder's meeting or the request on holding of an extraordinary meeting be signed by a shareholder's representative, this request shall be supplemented by a power of attorney (copy of the power of attorney certified according to the established procedure) containing data on the represent and representative, which, in compliance with the Federal Law On Joint-Stock Companies shall be contained in the power of attorney for voting executed in compliance with requirements of the Federal Law On Joint-Stock Companies to execution of the voting power of attorney.

6. Should a proposal to the agenda of the annual GM and/or nominating candidates to the Company's bodies elected by the general shareholder's meeting, the request on holding of an extraordinary meeting be signed by a shareholder (his representative), whose share rights are accounted for in the custody account, this request shall be supplemented by a statement of the shareholder's custody account, accounting for rights for these shares.

7. When nominating candidates to the Company's Board of Directors, auditing committee, the proposal may be supplemented by a written consent of a proposed candidate and data on the candidate subject to presentation to the persons entitled to participate in the general meeting, when getting ready to holding of the general meeting.

Should a proposal to the agenda of the annual GM or proposal on nominating candidates to the Company's bodies elected by the general shareholder's meeting be forwarded by an unregistered mail or another unregistered posting, the date of presentation of this request is the date indicated at the impress of the date stamp confirming the mailing date.

Should the request on holding of an extraordinary meeting be forwarded by an unregistered mail or another unregistered posting, the date of presentation of this request is the date indicated at the impress of the date stamp confirming the mailing date. Should the request on holding of an extraordinary meeting be sent by registered mail or another registered posting – the date of delivery of the posting against receipt.

8. Should a proposal to the agenda of the annual GM or proposal on nominating candidates to the Company's bodies elected by the general shareholder's meeting or the request on holding of an extraordinary meeting be delivered against receipt the request date is the delivery date.

8. Should a proposal to the agenda of the annual GM or proposal on nominating candidates to the Company's bodies elected by the general shareholder's meeting or the request on holding of an extraordinary meeting be sent by fax, the date of request is the date of receipt by the Company of a fax message according to the procedure envisaged by the second paragraph of this article.

A fax message containing a request or proposal shall be sent by the Company's fax number and received by the Company until the end of the business day officially established by the Company. When sending a fax message, copies of the text transmitted shall bear the indication of the person who sent this text, its transmission date and time and the surname of a receiving person. At this, the person who sent the text shall request for its receipt confirmation, while the person who received the text shall confirm its receipt by sending back a fax message.

When the Company receives an original request or proposal sent by fax, the request or proposal date is the date of the Company's receipt of the fax message.

11. The Company's Board of Directors is obliged to consider arrived proposals to the agenda of the annual general shareholders' meeting or proposals on nomination of candidates to the Company's bodies elected by the GM and make relevant decision within five days after the final term for proposals established by the Company's Charter.

Proposals to the agenda of the annual general shareholders' meeting or proposals on nomination of candidates to the Company's bodies elected by the GM received by the Company after the established term for consideration of proposals shall also be considered by the Board of Directors according to the procedure established by the legislation in force.

12. Proposals to the agenda of the annual general shareholders' meeting or proposals on nomination of candidates to the Company's bodies elected by the GM and requests for holding of an extraordinary GM received by the Company may be called off by the persons submitting requests and proposals. This call-back shall be submitted by any means envisaged by item 1 for requests and proposals. At this, the date of call-back

receipt is the date of the Company's receipt of a mailing unit, date of the call-back delivery or Company's receipt of the fax message.

Persons entitled to familiarize with the information (materials) submitted for preparation and holding of a meeting of the Issuer's supreme management body:

Persons entitled to participate in the GM.

List of persons entitled to participate in the GM shall be made up based on the data of the Company's shareholders register.

Procedure for familiarization with this information (materials):

At the location of the Company's executive bodies
At the GM at its location
In other places indicated in the notification on holding of the shareholders' meeting
At the shareholder's request within five days,

- At the premises at the address of the sole person executive body: Moscow, Degtyarny side-st., 6, building 2, office 506

8.1.5. Information regarding commercial organizations in which the issuer owns at least 5% of the organization's legal capital or at least 5% of the ordinary shares

Full corporate name: Open Joint-Stock Company AEROKOM
Short name: OJSC AEROKOM
Location: 125190, Russia, Moscow, Leningradsky av., 80
Issuer's share in the authorized capital of the commercial organization – 100%
Share of the ordinary stocks owned by the Issuer – 100%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Limited Liability Company Teleport Ivanovo (TPI)
Short name: LLC Teleport Ivanovo
Location: 153032, Ivanovo, Tashkentskaya st., 90
Issuer's share in the authorized capital of the commercial organization – 100%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Limited Liability Company MobilKom
Short name: LLC MobilKom
Location: 600017, Vladimir, Mira st., 17
Issuer's share in the authorized capital of the commercial organization – 100%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Open Joint-Stock Company Russian Telecommunication Network
Short name: OJSC RTN
Location: 101000, Russia, Moscow, Maroseyka, st., 2/15
Issuer's share in the authorized capital of the commercial organization – 100%

Share of the ordinary stocks owned by the Issuer – 100%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Limited Liability Company Telecom-Stroy
Short name: LLC Telecom-Stroy
Location: 153017, Ivanovo, 2nd Minsky side-st., 6
Issuer's share in the authorized capital of the commercial organization – 100%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Limited Liability Company Telecom-Terminal
Short name: LLC Telecom-Terminal
Location: 153000, Ivanovo, Lenina av., 13
Issuer's share in the authorized capital of the commercial organization – 100%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Closed Joint-Stock Company VladimirTeleservice
Short name: CJSC VladimirTeleservice
Location: 600017, Vladimir, Gorokhovaya st., 20
Issuer's share in the authorized capital of the commercial organization – 100%
Share of the ordinary stocks owned by the Issuer – 100%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Closed Joint-Stock Company CenterTelecomService Moscow Region
Short name: CJSC TTS MO
Location: 115446, Russia, Moscow, Kolomensky side-st., 1A.
Issuer's share in the authorized capital of the commercial organization – 100%
Share of the ordinary stocks owned by the Issuer – 100%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Limited Liability Company TverTelecom
Short name: LLC TverTelecom
Location: 170000, Tver, Novotorzhskaya st., 24
Issuer's share in the authorized capital of the commercial organization – 85%
Share of the commercial organization in the Issuer's authorized capital – 0.017572 %
Share of the Issuer's ordinary stocks owned by the commercial organization – 0.023429 %

Full corporate name: Limited Liability Company VladPage
Short name: LLC VladPage
Location: 600017, Vladimir, Gorkogo st., 42
Issuer's share in the authorized capital of the commercial organization – 75%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Closed Joint-Stock Company CenterTelecom Service
Short name: CJSC CenterTelecom Service
Location: 141400, Khimki, Moscow region, Proletarskaya st., 23, office 101
Issuer's share in the authorized capital of the commercial organization – 74.9%
Share of the ordinary stocks owned by the Issuer – 74.9%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Limited Liability Company Production and Innovation Organization Svyaz-Service-Irga
Short name: LLC PIO Svyaz-Service-Irga
Location: 390046, Ryazan, Yesenina st., 21
Issuer's share in the authorized capital of the commercial organization – 70%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Limited Liability Company Vladimir Taxofon
Short name: LLC Vladimir Taxofon
Location: 620014, Vladimir, Stroiteley av., 32-a
Issuer's share in the authorized capital of the commercial organization – 51%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Closed Joint-Stock Company Telecom Ryazan Region
Short name: CJSC Telecom Ryazan region
Location: 390006, Ryazan, Svobody st., 36
Issuer's share in the authorized capital of the commercial organization – 50.9%
Share of the ordinary stocks owned by the Issuer – 50.9%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Closed Joint-Stock Company TeleRoss-Voronezh
Short name: CJSC TeleRoss-Voronezh
Location: 394006, Voronezh, Krasnoarmeyskaya st., 25
Issuer's share in the authorized capital of the commercial organization – 50%
Share of the ordinary stocks owned by the Issuer – 50%
Share of the commercial organization in the Issuer's authorized capital – no share

Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Closed Joint-Stock Company Smolensk Cellular Communication
Short name: CJSC Smolensk Cellular Communication
Location: 214000, Smolensk, Oktyabrskoy revolutsii st., 6
Issuer's share in the authorized capital of the commercial organization – 40%
Share of the ordinary stocks owned by the Issuer – 40%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Closed Joint-Stock Company Belgorod Cellular Communication
Short name: CJSC Belgorod Cellular Communication
Location: 308000, Belgorod, Revolutsii sq., 3
Issuer's share in the authorized capital of the commercial organization – 30%
Share of the ordinary stocks owned by the Issuer – 30%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Closed Joint-Stock Company Insurance Company of Communication Employees' Labor Union KOSTARS
Short name: CJSC IC Kostars
Location: 119119, Moscow, Leninsky av., 42
Issuer's share in the authorized capital of the commercial organization – 28%
Share of the ordinary stocks owned by the Issuer – 28%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Open Joint-Stock Company Telecommunications Company Rinfotels
Short name: OJSC TC Rinfotels
Location: 390023, Ryazan, Esenina st., 43
Issuer's share in the authorized capital of the commercial organization – 26%
Share of the ordinary stocks owned by the Issuer – 26%
Share of the commercial organization in the Issuer's authorized capital – 0.001089%
Share of the Issuer's ordinary stocks owned by the commercial organization – 0.001452

Full corporate name: Limited Liability Company Trunksvyaz
Short name: LLC Trunksvyaz
Location: 394018, Voronezh, Plekhanovskaya st., 14
Issuer's share in the authorized capital of the commercial organization – 25%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Open Joint-Stock Company «Information Technologies of Communication»
Short name: OJSC «Svyazintek»
Location: 119121, Moscow, Plyushchikha st., 55, building 2
Issuer's share in the authorized capital of the commercial organization – 18%
Share of the ordinary stocks owned by the Issuer – 18%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Closed Joint-Stock Company OskolTelecom
Short name: CJSC OskolTelecom
Location: 309500, Stary Oskol, Belgorod region, Solnechny, 134
Issuer's share in the authorized capital of the commercial organization – 12.41%
Share of the ordinary stocks owned by the Issuer – 12.41%
Share of the commercial organization in the Issuer's authorized capital – 0.345604%
Share of the Issuer's ordinary stocks owned by the commercial organization – 0.460803

Full corporate name: Open Joint-Stock Company Teleservice
Short name: OJSC Teleservice
Location: 394007, Voronezh, Leninsky av., 119
Issuer's share in the authorized capital of the commercial organization – 6.60%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Closed Joint-Stock Company Lipetsk-Mobile
Short name: CJSC Lipetsk-Mobile
Location: 398059, Russia, Lipetsk, Oktyabrskaya st., 3
Issuer's share in the authorized capital of the commercial organization – 5.91%
Share of the ordinary stocks owned by the Issuer – 5.91%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

Full corporate name: Open Joint-Stock Company Komset
Short name: OJSC Komset
Location: 142800, Russia, Moscow region, Stupino, Mayakovskogo st., 7
Issuer's share in the authorized capital of the commercial organization – 5,17%
Share of the commercial organization in the Issuer's authorized capital – no share
Share of the Issuer's ordinary stocks owned by the commercial organization – no share

8.1.6. Information on significant deals made by the issuer

In the reporting quarter the Company didn't conclude any significant deal (a number of interrelated deals), liabilities on which amount for 10 and more percent of the Issuer's assets book cost according to its financial statements.

8.1.7. Credit ratings assigned to the issuer.

1. Credit rating facility:	***Issuer (OJSC CenterTelecom)***
Value of the credit rating as of the end of the last reporting quarter:	CCC+ Stable forecast
History of changes in credit rating values	First rated on December 14, 2001: CCC Stable forecast Revised on April 3,2003: CCC+ Stable forecast
Full and short commercial names, place of performance of the credit rated company	Full Name: Standard & Poor's International Services, Inc. Shortcut name: Standard&Poor's Place of performance: 615 South DuPont Highway, the City of Dover, county of Kent 19901, the State of Delaware, USA
Brief description of the credit rating method:	Credit rating of borrowing companies is made up of two main components: business analysis and financial profile analysis. The company's rating is not reduced to ordinary calculation of financial Indices. This is also a result of a thorough examination of basic business features, such as country risks, industry composition and its development prospects, company's competitive advantages, regulating system, management, strategy. More details at www.standardandpoors.ru
2. Credit rating facility:	***Issuer, Issuer's bonds*** ***Documentary interest bearing bonds payable on demand, series 01*** ***Registered on 17 October 2001 No. 4-01-00194-A*** ***Documentary interest bearing inconvertible payable on demand, series 02*** ***Registered on 25 June 2002 No. 4-02-00194-A*** ***Documentary interest bearing inconvertible payable on demand, series 03*** ***Registered on 01 August 2003 No. 4-18-00194-A***
Value of the credit rating as of the end of the last reporting quarter:	ruBB+
History of changes in credit rating values	First rated on August 5, 2003: ruBB+
3. Credit rating facility:	***Issuer, Issuer's bonds*** ***Documentary interest bearing inconvertible payable on demand, series 04*** ***Registered on June 29, 2004 No. 4-19-00194-A***
Value of the credit rating as of the end of the last reporting quarter:	ruBB+
History of changes in credit rating values	First rated on August 18, 2004: ruBB+
Full and shortcut commercial names, place of performance of the credit rated company	Full name: Standard & Poor's International Services, Inc. Shortcut name: Standard&Poor's Place of performance: 615 South DuPont Highway, the City of Dover, county of Kent 19901, the State of Delaware, USA
Brief description of the credit rating method:	Credit rating of borrowing companies is made up of two main components: business analysis and financial profile analysis. The company's rating is not reduced to ordinary

	calculation of financial Indices. This is also a result of a thorough examination of basic business features, such as country risks, industry composition and its development prospects, company's competitive advantages, regulating system, management, strategy. More details at www.standardandpoors.ru
4. Credit rating facility:	***Issuer (OJSC CenterTelecom)***
Value of the credit rating as of the end of the last reporting quarter:	B- Negative forecast
History of changes in credit rating values	First rated on December 8, 2004: B- Negative forecast
Full and shortcut commercial names, place of performance of the credit rated company	Full name: **Fitch Ratings LTD** Shortcut name: **Fitch** Place of performance: **Eldon House, 2 Eldon Street, London EC2M 7UA, England**
Brief description of the credit rating method:	***http://www.fitchratings.com/***
5. Credit rating facility:	***Issuer (OJSC CenterTelecom)***
Value of the credit rating as of the end of the last reporting quarter:	BB(rus) Stable forecast
History of changes in credit rating values	First rated on February 18, 2005: BB(rus) Stable forecast
Full and shortcut commercial names, place of performance of the credit rated company	Full name: **Fitch Ratings LTD** Shortcut name: **Fitch** Place of performance: **Eldon House, 2 Eldon Street, London EC2M 7UA, England**
Brief description of the credit rating method:	***http://www.fitchratings.com/***

8.2. Details of each type of shares issued by the issuer

Category: *ordinary stock*

Form of securities: ***nominal uncertified***

Nominal value of each share (rubles): *3*

Number of shares in circulation: *1,578,006,833*

Number of additional shares under placement: ***no such shares***

Number of shares on balance: ***no such shares***

Number of authorized ordinary stocks: *76,166,167*

Nominal value of authorized ordinary stocks: 3 rubles

Placement terms: ***Article 6 (Charter of OJSC CenterTelecom) COMPANY'S AUTHORIZED CAPITAL PLACED AND AUTHORIZED SHARES***

6.7. Provision of the Company's authorized capital by placement of additional shares by private offering shall be performed based on the decision of the general meeting of the Company's shareholders adopted by the majority of three fourths of shareholders - holders of the Company's voting shares participating in the meeting.

6.8. Provision of the Company's authorized capital by placement of additional shares by public offering if the amount of additional shares placed by public offering constitutes over 25% of previously placed Company's shares, shall be performed based on the decision of the general meeting of the Company's shareholders adopted by the majority of three fourths of shareholders - holders of the Company's voting

shares participating in the meeting.

6.9. Provision of the Company's authorized capital by placement of additional shares by public offering except for the cases provided in item 6.8 of these Regulations, shall be performed based on the decision of the Company's Board of Directors unanimously adopted by all the Board members without consideration of the votes of the Company's retired directors.

Amount of additional shares that may be placed as a result of conversion of placed securities converted into shares or as a result of performance of obligations by the Issuer's calls: ***no such shares***

State registration numbers of issue and date of their state registration:

State registration number of issue and date of its state registration

1-04-00194- A state registration date December 16, 2004

Article 8 (Charter of OJSC CenterTelecom) RIGHTS OF SHAREHOLDERS – HOLDERS OF ORDINARY STOCKS

8.1. Each Company's ordinary stock grants an equal scope of rights to a shareholder – its holder.

8.2. Each shareholder - holder of Company's ordinary stocks is entitled to:

8.2.1. participate in the general meeting of the Company's shareholders according to the procedure established by the RF legislation in force

8.2.2. get dividends when announced by the Company according to the procedure and in the term provided in item 11.3. of these Regulations

8.2.3. get a part of the Company's property remaining after its disposal in proportion to a number of shares owned by him

8.2.4. get access to the documents provided in item 1 article 89 of the Federal Law On Joint-Stock Companies according to the procedure established by article 91 of this Law

8.2.5. request from the Company's registrar to confirm shareholder's rights for shares by issuing an extract from the registry of the Company's shareholders

8.2.6. get from the Company's registrar information on all tenancy registers and other information envisaged by statutory acts of the RF establishing the procedure on keeping shareholders' registers

8.2.7. dispose of shares owned by him without consent of other shareholders and the Company

8.2.8. in instances provided by the RF legislation in force, judicially defend his violated civil rights and request for recovery of damages from the Company

8.2.9. request for the Company's redemption of all or a part of shares owned by the shareholder in the instances and according to the procedure established by the RF legislation in force

8.2.10. sell his shares to the Company if the Company decided on acquisition of these shares

8.2.11. request from the Company an extract from the list of the persons entitled to participate in the GM, containing the shareholder's data.

8.3. Shareholder owning over 1% of the Company's voting shares is entitled to request from the Company the information on the name of shareholders registered in the register and amount, category and nominal value of shares owned by him (these data are provided without the indication of shareholders' addresses).

8.4. Shareholders (shareholder) jointly owning at least 1% of the Company's placed ordinary stocks are entitled to take legal action with a claim against the member of the Company's Board of Directors, Director General, Company's managing director, and managing organization or manager for recovery of damages incurred upon the Company due to guilty activities (inactivity) of these persons.

8.5. Shareholders owning at least 1% of votes at the GM are entitled to request from the Company a list of persons entitled to participate in the meeting. At this, the data, documents and postal addresses of the shareholders included into the list shall be submitted only with their consent.

8.6. Shareholders (shareholder) jointly owning at least 2% of the Company's voting shares are entitled to introduce items into the agenda of the Company's annual GM and nominate candidates into Company's management and regulating bodies. When preparing an extraordinary shareholders' meeting with the agenda on election of the Company's Board of Directors, these shareholders (shareholder) is entitled to put

forward candidates to be elected to the Company's Board of Directors.

8.7. Shareholders (shareholder) jointly owning at least 10% of the Company's voting shares are entitled to request from the Company's Board of Directors convening of an extraordinary GM. Should the decision not be made on convening of an extraordinary GM, or should a decision be made on refusal of its convening within the term established by the RF legislation in force and these Regulations, an extraordinary meeting may be convened by the said shareholders.

8.8. Shareholders (shareholder) jointly owning at least 10% of the Company's voting shares are entitled to request at any moment an auditing of the Company's financial and economic activity.

8.9. Shareholders (shareholder) jointly owning at least 25% of the Company's voting shares are entitled to get access and copies of accounting documents and minutes of the Company's Board meetings.

8.10. Shareholders – holders of the Company's ordinary stocks have other rights envisaged by the RF legislation in force, other statutory acts of the RF within their competence and these Regulations.

Category: *preferred*

Form of securities: ***nominal uncertified***

Nominal value of each share (rubles): *3*

Number of shares in circulation: ***525,992,822***

Number of additional shares under placement: ***no such shares***

Number of shares on balance: ***no such shares***

Number of preferred stocks of A type: 25,405,178

Nominal value of authorized preferred stocks: 3 rubles

Placement terms: ***Article 6 (Charter of OJSC CenterTelecom) COMPANY'S AUTHORIZED CAPITAL PLACED AND AUTHORIZED SHARES***

6.7. Provision of the Company's authorized capital by placement of additional shares by private offering shall be performed based on the decision of the general meeting of the Company's shareholders adopted by the majority of three fourths of shareholders - holders of the Company's voting shares participating in the meeting.

6.8. Provision of the Company's authorized capital by placement of additional shares by private offering if the amount of additional shares placed by private offering constitutes over 25% of previously placed Company's shares, shall be performed based on the decision of the general meeting of the Company's shareholders adopted by the majority of three fourths of shareholders - holders of the Company's voting shares participating in the meeting.

6.9. Provision of the Company's authorized capital by placement of additional shares by private offering if the amount of additional shares except for cases provided in article 6.8 of these Regulations, shall be performed based on the decision of the Company's Board of Directors unanimously adopted by all the Board members without consideration of the votes of the Company's retired directors.

Amount of additional shares that may be placed as a result of conversion of placed securities converted into shares or as a result of performance of obligations by the Issuer's calls: ***no such shares***

State registration numbers of issue and date of their state registration:

State registration number of issue and date of its state registration

2-04-00194-A state registration date December 16, 2004

Rights of the owners of this category (type) of shares:

Article 9 (Charter of OJSC CenterTelecom)

RIGHTS OF SHAREHOLDERS – HOLDERS OF PREFERRED STOCKS OF A TYPE

9.1. Each Company's preferred stock of A type grants an equal scope of rights to a shareholder – its holder.

9.2. Holders of preferred stocks of A type are entitled to get an annual fixed dividend except as otherwise provided for by these Regulations. The total amount paid as a dividend for each preferred stock of A type is established at 10% of the Company's net profit according to the last fiscal year divided into a number of shares that constitute 25% of the Company's authorized capital.

If the amount of dividends paid by the Company for each equity stock for a definite year exceeds the amount due as dividends for each preferred stock of A type, the amount of dividends paid by the latter, shall be increased to the amount of dividends paid by equity stocks. The stated payments shall be performed at the payment of dividends for equity stocks.

9.3.Holders of preferred stocks of A type are entitled to participate in the GM with the right to vote when settling the issues on Company's rearrangement and disposal, as well as amending and supplementing the Company's Charter, when these amendments restrict rights of the said shareholders.

9.4. Holders of preferred stocks of A type are entitled to participate in the GM with the right to vote on all agenda items in the instance when, irrespective of the reasons, the shareholders' meeting did not decide on payment of dividends or decided on incomplete payment of dividends for preferred stocks of A type. Holders of preferred stocks of A type will enjoy this right starting from the meeting following the annual shareholders' meeting during which no decision was made on payment of dividends, and this right will be terminated upon the first instance of payment of dividends for these stocks in full.

9.5. Holders of preferred stocks of A type have the rights envisaged in items 8.2.3, 8.2.4, 8.2.5, 8.2.6, 8.2.7, 8.2.8, 8.2.10, 8.2.11 of this Charter for holders of the Company's equity stocks. These rights are granted to shareholders owning preferred stocks of A type when these stocks are not voting.

9.6. Holders of preferred stocks of A type have the rights envisaged in items 8.3, 8.6, 8.7, 8.8, 8.9 of this Charter for holders of the Company's equity stocks when preferred stocks of A type are voting for all issues within the competence of the general meeting of the Company's shareholders.

9.7. Holders of preferred stocks of A type are entitled to request Company's redemption of all or a part of stocks owned by the shareholder in the instances and according to the procedure envisaged by the RF legislation in force.

9.8. Holders of preferred stocks of A type owning at least 1% of votes at the GM are entitled to request from the Company to provide a list of persons entitled to participate in the meeting. At this, data of documents and postal addresses of the shareholders included in the list are provided only with their consent.

9.9. Shareholders – holders of preferred stocks of A type have other rights envisaged by the RF legislation in force, other statutory acts of the RF and this Charter.

8.3. Previous issues of the issuer's securities except shares

8.3.1. Information on securities issues with all issued securities cancelled (annuled).

(1) Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***01***

Type: ***interest-bearing bonds***

Securities form: ***documentary to bearer***

State registration issue number: ***4-01-00194-A***

State registration issue date: ***October 17, 2001***

State registration date of issue result report: ***December 10, 2001***

State registration authority for issue and issue result report: ***FCSM of the RF***

Issue securities number: ***600 000 pcs.***

Nominal value per security (rubles): ***1 000***

Securities issue volume per nominal value (rubles): ***600 000 000***

Issue bond redemption date: ***November 18, 2003***

Issue securities redemption basis: ***Obligation discharge on securities***

(2) Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***1-I***
Type: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration number: ***4-14-00194-A***
State registration date: ***October 11, 2002***
State registration authority: ***FCSM of the RF***
State registration date of issue result report: ***January 14, 2003***
Issue securities number: ***80,000 pcs.***
Nominal value per issue security (rubles): ***50***
Securities issue volume per nominal value (rubles): ***4,000,000***
Number of actually placed securities under the registered issue result report: ***22,674***
Redemption period: ***October 1, 2002 – October 1, 2003.***
Issue securities redemption basis: ***Obligation discharge on securities***

(3) Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***02***
Type of securities: ***interest-bearing bonds***
Securities form: ***documentary to bearer***
State registration security issue number: ***4-02-00194-A***
State registration security issue date: ***June 25, 2002***
Registration authority for security issue state registration: ***FCSM of the RF***
State registration date of security issue result report: ***August 15, 2002***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***600 000 pcs.***
Nominal value per issue security: ***1 000 rubles***
Securities issue volume per nominal value: ***600 000 000 rubles***
Redemption period: ***April 21, 2005***
Issue securities redemption basis: ***Obligation discharge on securities***

8.3.2. Information on securities issues with issued securities outstanding

(1) Kind, series (type), form and other identification features of securities:
Kind of securities: ***bonds***
Securities series: ***1-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-03-00194-A***
State registration security issue date: ***October 11, 2002***
Registration authority for security issue state registration: ***FCSM of the RF***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***11,397 pcs.***
Nominal value per issue security: ***500 rubles***
Securities issue volume per nominal value: ***5,698,500 rubles***

Title secured by each issue security:

Bond holder shall be entitled to the following:

1) To receive the nominal bond value from the issuer at redemption

2) To receive the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption

3) To receive from the issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at Company liquidation.

Where:

Firstly, the claims of persons that the liquidating Company is liable to for life and health damage liabilities through capitalization of corresponding time payments are met

Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid

Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge

Fourthly, liabilities on separate budget and off-budget foundation payments are paid

Fifthly, other creditor including bond owners liabilities are settled as per current legislation.

4) If there are 6 and more bonds – to have an access to a telephone line, if technically feasible, by entering into a telephone communication service agreement.

5) To redeem bonds pre-term in the following cases:

– Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Number of actually placed securities under the registered issue result report: ***11,397 pcs.***

Compulsory centralized depositary.

Bond centralized depositary is not stipulated.

Securities redemption order and terms:

Bond redemption form:

Settlement form – cash, bank transfer, as rubles of the RF.

Bond redemption terms and order:

To redeem bonds the bond owner submits an application not earlier than on March 17, 2010, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond owner settlement frequency - non-recurrent.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- cash from the cash on-hand of the Company Kursk affiliate with the following address: 305000, Kursk, Krasnaya sq., 8.

- bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:

Start date: *June 17, 2010*

End date: *June 17, 2011*

Pre-term redemption option shall be stipulated.

Date before which bonds cannot be claimed for the pre-term redemption:

Pre-term redemption is performed by the Issuer during the entire bond circulation period but not before 30 days from the placement start date.

Pre-term redemption order and terms:

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of 6 and more issue bonds shall be entitled to, if technically feasible, have an access to a telephone line by entering into a telephone service agreement.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical possibility shall be determined at the Company Kursk affiliate for the issuer account for 5 days from the date of the written request submission at the following address: 305000, Kursk, Chernishevskogo st., 11.

Coupon revenue payment order and terms:

Bond issue revenue payment period:

Nominal value and fixed revenue shall be paid at redemption (pre-term redemption)

Bond issue revenue payment order:

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

-Passport or a document substantiating the property rights to housing in Kursk

- Extract from the securities title accounting system substantiating presence of no less than 6 (six) bonds on the applicant's account

- Certificate on technical feasibility of phone line access provision.

The phone shall be installed within 1 year from the phone services agreement conclusion date.

The phone service agreement shall be entered into at the following address: 305000, Kursk, Chernishevskogo st., 11.

Obligation execution on issue bond revenue payment:

The issuer obligations on the issue bond revenue payment were executed.

Additional material information on issue securities:

Actual securities conversion date November 30, 2002. Report on the securities issue registration is registered by FCSM of the RF on January 14, 2003.

Kind of Bond security:

No security is stipulated.

(2) Kind, series (type), form and other identification features of securities:

Kind of securities: ***bonds***

Securities series: *2-K*

Type of securities: ***interest-bearing bonds***

Securities form: ***Registered non-documentary securities***

State registration security issue number: ***4-04-00194-A***

State registration security issue date: ***October 11, 2002***

Registration authority for security issue state registration: ***FCSM of the RF***

State registration date of security issue result report: ***January 14, 2003***

Registration authority for state registration of security issue result report: ***FCSM of the RF***

Issue securities number: ***260 pcs.***

Nominal value per issue security: ***1,000 rubles***

Securities issue volume per nominal value: ***260,000 rubles***

Title secured by each issue security:

1) To receive nominal bond value from the issuer at redemption

2) To receive fixed interest revenue as 0.1 of the nominal bond value at redemption

3) To receive from the issuer the nominal bond value and the fixed interest revenue as 0.1% of the nominal bond value at Company liquidation.

Where:

Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met

Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid

Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge

Fourthly, liabilities on separate budget and off-budget foundation payments are paid

Fifthly, other creditor including bond owners liabilities are settled as per current legislation.

4) If there are 5 and more bonds – to have, if technically feasible, an access to a telephone line by entering into a telephone communication service agreement

5) To redeem bonds pre-term in the following cases:

– Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Securities placement order and terms:

Placement method: *Conversion at reorganization*

Placement period: *November 30, 2002, to November 30, 2002*

Number of actually placed securities under the registered issue result report: *260 pcs.*

Compulsory centralized depositary.

Compulsory bond centralized depositary is not stipulated.

Securities redemption order and terms:

Bond redemption form:

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond redemption terms and order:

To redeem bonds the bond owner shall submit an application not earlier than on March 17, 2010, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond owner settlement frequency - non-recurrent.

Settlement form – cash, bank transfer.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.

- bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:

Start date: *June 17, 2010*

End date: *June 17, 2011*

Pre-term redemption option shall be stipulated.

Date before which bonds cannot be claimed for the pre-term redemption:

Pre-term redemption is performed by the Issuer during the entire bond circulation period but not before 30 days from the placement start date.

Pre-term redemption order and terms:

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of 5 and more issue bonds shall be entitled to, subject to technical feasibility, have an access to a telephone line by entering into a telephone service contract.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical possibility shall be determined at the Company Kursk affiliate for the issuer account for 5 days from the date of the written request submission at the following address: 305000, Kursk, Chernishevskogo st., 11.

Coupon revenue payment order and terms:

Bond issue revenue payment period:

Fixed income and nominal value shall be payable at redemption.

Bond issue revenue payment order:

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

- Registration certificate

- Extract from the securities title accounting system substantiating presence of no less than 5 (five) bonds at the applicant account

- Certificate on technical feasibility of phone line access provision.

The phone is installed within 1 year from the phone services agreement conclusion date.

The phone service agreement is entered into at the following address: 305000, Kursk, Chernishevskogo st., 11.

Obligation execution on issue bond revenue payment:

The Bonds of the issue have not matured.

Additional material information on issue securities:

Actual securities conversion date shall be November 30, 2002. Report on the securities issue registration is registered by FCSM of the RF on January 14, 2003.

Kind of Bond security: ***No security is stipulated.***

(3) Kind, series (type), form and other identification features of securities:
Kind of securities: ***bonds***
Securities series: ***3-K***
Type of securities: ***interest-bearing bonds***
Securities form: ***Registered non-documentary securities***
State registration security issue number: ***4-05-00194-A***
State registration security issue date: ***October 11, 2002***
Registration authority for security issue state registration: ***FCSM of the RF***
State registration date of security issue result report: ***January 14, 2003***
Registration authority for state registration of security issue result report: ***FCSM of the RF***
Issue securities number: ***5,396 pcs.***
Nominal value per issue security: ***500 rubles***
Securities issue volume per nominal value: ***2,698,000 rubles***

Title secured by each issue security:

1) To receive nominal bond value from the issuer at redemption

2) To receive fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption

3) To receive from the issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at Company liquidation.

Where:

> ***Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met***
>
> ***Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid***
>
> ***Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property***

pledge

Fourthly, liabilities on separate budget and off-budget foundation payments are paid

Fifthly, other creditor including bond owners liabilities are settled as per current legislation.

4) If there are 6 and more bonds – to have, if technically feasible, an access to a telephone line by entering into a telephone communication service agreement

5) To redeem bonds pre-term in the following cases:

– Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Securities placement order and terms:

Placement method: ***Conversion at reorganization***

Placement period: ***November 30, 2002, to November 30, 2002***

Number of actually placed securities under the registered issue result report: ***5,396 pcs.***

Compulsory centralized depositary

Compulsory bond centralized depositary is not stipulated.

Securities redemption order and terms:

Bond redemption form:

Bonds shall be redeemed in the currency of the RF.

Bond redemption terms and order:

To redeem bonds the bond owner shall submit an application not earlier than on March 17, 2010, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond owner settlement frequency - non-recurrent.

Settlement form – cash, bank transfer.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.

- bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:

Start date: *June 17, 2010*

End date: *June 17, 2011*

Pre-term redemption option shall be stipulated.

Date before which bonds cannot be claimed for the pre-term redemption:

Pre-term redemption is performed by the Issuer during the entire bond circulation period but not before 30 days from the placement start date.

Pre-term redemption order and terms:

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of 6 and more issue bonds shall be entitled to, if technically feasible, have an access to a telephone line by entering into a telephone service agreement.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing

is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 307130, Kurskaya region, Zheleznogorsk, Kyrskaya st., 35.

Coupon revenue payment order and terms:

Bond issue revenue payment period:

The phone is installed within 1 year from the phone services agreement conclusion date.

Bond issue revenue payment order:

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

- Passport or a document substantiating the property rights to housing in Zheleznogorsk

- Extract from the securities title accounting system substantiating presence of no less than 6 (six) bonds on the applicant's account

- Certificate on technical feasibility of phone line access provision.

The phone service agreement shall be entered into at the following address: 35, Kurskaya st., Zheleznogorsk, Kursky region, 307130.

Obligation execution on issue bond revenue payment:

The issuer obligations on the issue bond revenue payment were executed.

Additional material information on issue securities:

Actual securities conversion date November 30, 2002. Report on the securities issue registration is registered by FCSM of the RF on January 14, 2003.

Kind of Bond security: *No security is stipulated.*

(4) Kind, series (type), form and other identification features of securities:

Kind of securities: *bonds*

Securities series: *4-K*

Type of securities: *interest-bearing bonds*

Securities form: *Registered non-documentary securities*

State registration security issue number: *4-06-00194-A*

State registration security issue date: *October 11, 2002*

Registration authority for security issue state registration: *FCSM of the RF*

State registration date of security issue result report: *January 14, 2003*

Registration authority for state registration of security issue result report: *FCSM of the RF*

Issue securities number: *70 pcs.*

Nominal value per issue security: *1,000 rubles*

Securities issue volume per nominal value: *70,000 rubles*

Title secured by each issue security:

1) To receive nominal bond value from the issuer at redemption

2) To receive fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption

3) To receive from the issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at Company liquidation.

Where:

Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met

Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid

Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge

Fourthly, liabilities on separate budget and off-budget foundation payments are paid

Fifthly, other creditor including bond owners liabilities are settled as per current legislation.

4) If there are 5 and more bonds – to have, if technically feasible, an access to a telephone line by entering into a telephone communication service agreement

5) To redeem bonds pre-term in the following cases:

– Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Securities placement order and terms:

Placement method: *Conversion at reorganization*

Placement period: *November 30, 2002, to November 30, 2002*

Number of actually placed securities under the registered issue result report: *70 pcs.*

Compulsory centralized depositary

Compulsory bond centralized depositary is not stipulated.

Securities redemption order and terms:

Bond redemption form:

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond redemption terms and order:

To redeem bonds the bond owner submits an application not earlier than at March 17, 2010, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8. Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond owner settlement frequency - non-recurrent.

Settlement form – cash, bank transfer.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.

- bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:

Start date: *June 17, 2010*

End date: *June 17, 2011*

Pre-term redemption option shall be stipulated.

Date before which bonds cannot be claimed for the pre-term redemption:

Pre-term redemption is performed by the Issuer during the entire bond circulation period but not before 30 days from the placement start date.

Pre-term redemption order and terms:

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of 5 and more issue bonds shall be entitled to, subject to technical feasibility, have an access to a telephone line by entering into a telephone service contract.

Coupon revenue payment order and terms:

Bond issue revenue payment period:

Each owner of 5 and more issue bonds shall be entitled to, subject to technical feasibility, have an access to a telephone line by entering into a telephone service contract.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 307130, Kurskaya region, Zheleznogorsk, Kyrskaya st., 35.

Bond issue revenue payment order:

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

- Registration certificate

- Extract from the securities title accounting system substantiating presence of no less than 5 (five) bonds at the applicant account

- Certificate on technical feasibility of phone line access provision.

The phone is installed within 1 year from the phone services agreement conclusion date.

Obligation execution on issue bond revenue payment:

The issuer obligations on the issue bond revenue payment were executed.

Kind of Bond security: ***No security is stipulated.***

Additional material information on issue securities:

Actual securities conversion date November 30, 2002. Report on the securities issue registration is registered by FCSM of the RF on January 14, 2003.

(5) Kind, series (type), form and other identification features of securities:

Kind of securities: ***bonds***

Securities series: ***5-K***

Type of securities: ***interest-bearing bonds***

Securities form: ***Registered non-documentary securities***

State registration security issue number: ***4-07-00194-A***

State registration security issue date: ***October 11, 2002***

Registration authority for security issue state registration: ***FCSM of the RF***

State registration date of security issue result report: ***January 14, 2003***

Registration authority for state registration of security issue result report: ***FCSM of the RF***

Issue securities number: ***499 pcs.***

Nominal value per issue security: ***3,600 rubles***

Securities issue volume per nominal value: ***1,796,400 rubles***

Title secured by each issue security:

1) To receive nominal bond value from the issuer at redemption

2) To receive fixed interest revenue at the rate of 0.1 of the nominal bond value at redemption

3) To have, if technically feasible, an access to a telephone line by entering into a phone service agreement

4) To redeem bonds pre-term in the following cases:

– Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Bond owners are paid at the Issuer's liquidation by the liquidation commission as established by item 1 of clause 64 of the Civil Code of the RF, namely:

Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met

Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid

Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge

Fourthly, liabilities on separate budget and off-budget foundation payments are paid

Fifthly, other creditor including bond owners liabilities are settled as per current legislation.

Securities placement order and terms:

Placement method: ***Conversion at reorganization***

Placement period: November 30, 2002, to November 30, 2002

Number of actually placed securities under the registered issue result report: 498 pcs.

Compulsory centralized depositary

Compulsory bond centralized depositary is not stipulated.

Securities redemption order and terms:

Bond redemption form:

Settlement form – cash, bank transfer, as currency of the RF.

Bond redemption terms and order:

To redeem bonds the bond owner shall submit an application not earlier than January 18, 2006, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond owner settlement frequency - non-recurrent.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.

- bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:

Start date: *April 18, 2006*

End date: *April 18, 2007*

Pre-term redemption option shall be stipulated.

Date before which bonds cannot be claimed for the pre-term redemption:

Pre-term redemption shall be performed by the Issuer during the entire bond circulation period but not before 7 days from the state registration date of the report on securities issue results.

Pre-term redemption order and terms:

Pre-term bonds redemption:

– Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of one and more issue bonds shall be entitled to, subject to technical feasibility, an access to a telephone line by entering into a telephone service contract.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 35, Kurskaya st., Zheleznogorsky district, Kursky region, 307130 or 305000, Kursk, Krasnaya sq., 8.

Coupon revenue payment order and terms:

Bond issue revenue payment period:

Nominal value and fixed income – at redemption, phone installation – upon fulfillment of aforementioned conditions.

Bond issue revenue payment order:

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

- Passport or a document substantiating the property rights to housing in Kursk

- Extract from the securities title accounting system substantiating availability of no less than one bond on the applicant's account

- Certificate on technical feasibility of phone line access provision.

The phone shall be installed within 1 year from the phone services agreement conclusion date.

The phone service agreement shall be entered into at the following address: 35, Kurskaya st., Zheleznogorsky district, Kursky region, 307130 or 305000, Kursk, Krasnaya sq., 8.

Obligation execution on issue bond revenue payment:

The issuer obligations on the issue bond revenue payment were executed.

Kind of Bond security: *No security is stipulated.*

Additional material information on issue securities:

Actual securities conversion date shall be November 30, 2002. Report on the securities issue registration is registered by FCSM of the RF on January 14, 2003.

(6) Kind, series (type), form and other identification features of securities:

Kind of securities: *bonds*

Securities series: *6-K*

Type of securities: ***interest-bearing bonds***

Securities form: ***Registered non-documentary securities***

State registration security issue number: ***4-08-00194-A***

State registration security issue date: ***October 11, 2002***

Registration authority for security issue state registration: ***FCSM of the RF***

State registration date of security issue result report: ***January 14, 2003***

Registration authority for state registration of security issue result report: ***FCSM of the RF***

Issue securities number: ***499 pcs.***

Nominal value per issue security: ***1,500 rubles***

Securities issue volume per nominal value: ***748,500 rubles***

Title secured by each issue security:

1) To receive nominal bond value from the issuer at redemption

2) To receive fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption

3) To have, if technically feasible, an access to a telephone line by entering into a phone service agreement.

4) To redeem bonds pre-term in the following cases:

– Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date..

Bond owners are paid at the Issuer's liquidation by the liquidation commission as established by item 1 of clause 64 of the Civil Code of the RF, namely:

- ***Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met***
- ***Secondly, dismissal wages and royalties under copyright agreement shall be calculated and paid***
- ***Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge***
- ***Fourthly, liabilities on separate budget and off-budget foundation payments are paid***
- ***Fifthly, other creditor including bond owners liabilities are settled as per current legislation.***

Securities placement order and terms:

Placement method: ***Conversion at reorganization***

Placement period: ***November 30, 2002, to November 30, 2002***

Number of actually placed securities under the registered issue result report: ***499 pcs.***

Compulsory centralized depositary

Compulsory bond centralized depositary is not stipulated.

Securities redemption order and terms:

Bond redemption form:

Settlement form – cash, bank transfer, as rubles of the RF.

Bond redemption terms and order:

To redeem bonds the bond owner shall submit an application not earlier than January 18, 2006, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond owner settlement frequency - non-recurrent.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.

- bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:

Start date: *April 18, 2006*

End date: *April 18, 2007*

Pre-term redemption option shall be stipulated.

Date before which bonds cannot be claimed for the pre-term redemption:

Pre-term redemption shall be performed by the Issuer during the entire bond circulation period but not before 7 days from the state registration date of the report on securities issue results.

Pre-term redemption order and terms:

Pre-term bonds redemption:

– Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of one and more issue bonds shall be entitled to, subject to technical feasibility, an access to a telephone line by entering into a telephone service contract.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 35, Kurskaya st., Zheleznogorsky district, Kursky region, 307130 or 305000, Kursk, Krasnaya sq., 8.

Pre-term redemption order and terms:

Pre-term bonds redemption:

– Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of one and more issue bonds shall be entitled to, subject to technical feasibility, an access to a telephone line by entering into a telephone service contract.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 35, Kurskaya st., Zheleznogorsky district, Kursky region, 307130 or 305000, Kursk, Krasnaya sq., 8.

Coupon revenue payment order and terms:

Bond issue revenue payment period:

Nominal value and fixed income – at redemption, phone installation – upon fulfillment of aforementioned conditions.

Bond issue revenue payment order:

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

- Passport or a document substantiating the property rights to housing in Kursk

- Extract from the securities title accounting system substantiating availability of no less than one bond on the applicant's account

- Certificate on technical feasibility of phone line access provision.

The phone shall be installed within 1 year from the phone services agreement conclusion date.

The phone service agreement shall be entered into at the following address: 35, Kurskaya st., Zheleznogorsky district, Kursky region, 307130 or 305000, Kursk, Krasnaya sq., 8.

Obligation execution on issue bond revenue payment:

The issuer obligations on the issue bond revenue payment were executed.

Kind of Bond security: *No security is stipulated.*

Additional material information on issue securities:

Actual securities conversion date November 30, 2002. Report on the securities issue registration is registered by FCSM of the RF on January 14, 2003.

(7) Kind, series (type), form and other identification features of securities:
Kind of securities: *bonds*
Securities series: *7-K*
Type of securities: *interest-bearing bonds*
Securities form: *Registered non-documentary securities*
State registration security issue number: *4-09-00194-A*
State registration security issue date: *October 11, 2002*
Registration authority for security issue state registration: *FSEC of the RF*
State registration date of security issue result report: *January 14, 2003*
Registration authority for state registration of security issue result report: *FSEC of the RF*
Issue securities number: *499 pcs.*
Nominal value per issue security: *1,500 rubles*
Securities issue volume per nominal value: *748,500 rubles*

Title secured by each issue security:

Bond owner shall be entitled to the following:
1) To receive nominal bond value from the issuer at redemption
2) To receive fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption
3) To have, if technically feasible, an access to a telephone line by entering into a phone service agreement.
4) To redeem bonds pre-term in the following cases:
– Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible
- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Bond owners are paid at the Issuer's liquidation by the liquidation commission as established by item 1 of clause 64 of the Civil Code of the RF, namely:

- Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met

- Secondly, dismissal wages and payroll to persons working under labor agreements (contracts included), as well as royalties under copyright agreements shall be calculated and paid

- Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge

- Fourthly, liabilities on separate budget and off-budget foundation payments are paid

- Fifthly, other accounts payable (including bond owners) are settled as per the current legislation.

Securities placement order and terms:

Placement method: *Conversion at reorganization*

Placement period: *November 30, 2002 to November 30, 2002*

Number of actually placed securities under the registered issue result report: *499 pcs.*

Compulsory centralized depositary

Compulsory bond centralized depositary is not stipulated.

Securities redemption order and terms:

Bond redemption form:

Settlement form – cash or bank transfer in rubles of the RF.

Bond redemption terms and order:

To redeem bonds the bond owner shall submit an application not earlier than January 18, 2006, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Bond owner settlement frequency - non-recurrent.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.

- Bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:

Start date: *April 18, 2006*

End date: *April 18, 2007*

Pre-term redemption option shall be stipulated.

Date before which bonds cannot be claimed for the pre-term redemption:

Pre-term redemption shall be performed by the Issuer during the entire bond circulation period but not before 7 days from the state registration date of the report on securities issue results.

Pre-term redemption order and terms:

Pre-term bonds redemption:

– Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Pre-term redemption shall be conducted under the written application of the bond owner submitted to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of one and more issue bonds shall be entitled to, subject to technical feasibility, an access to a telephone line by entering into a telephone service contract.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing

is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 35, Kurskaya st., Zheleznogorsky district, Kursky region, 307130 or 305000, Kursk, Krasnaya sq., 8.

Coupon revenue payment order and terms:

Bond issue revenue payment period:

Nominal value and fixed income – at redemption, phone installation – upon fulfillment of aforementioned conditions.

Bond issue revenue payment order:

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

- Passport or a document substantiating the property rights to housing in Kursk

- Extract from the securities title accounting system substantiating availability of no less than one bond on the applicant's account

- Certificate on technical feasibility of phone line access provision.

The phone shall be installed within 1 year from the phone services agreement conclusion date.

The phone service agreement shall be entered into at the following address: 35, Kurskaya st., Zheleznogorsky district, Kursky region, 307130 or 305000, Kursk, Krasnaya sq., 8.

Obligation execution on issue bond revenue payment:

The issuer obligations on the issue bond revenue payment were executed.

Kind of Bond security: *No security is stipulated.*

Additional material information on issue securities:

Actual securities conversion date November 30, 2002. Report on the securities issue registration is registered by FCSM of the RF on January 14, 2003.

(8) Kind, series (type), form and other identification features of securities:
Kind of securities: *bonds*
Securities series: *8-K*
Type of securities: *interest-bearing bonds*
Securities form: *Registered non-documentary securities*
State registration security issue number: *4-10-00194-A*
State registration security issue date: *October 11, 2002*
Registration authority for security issue state registration: *FCSM of the RF*
State registration date of security issue result report: *January 14, 2003*
Registration authority for state registration of security issue result report: *FCSM of the RF*
Issue securities number: *500 pcs.*
Nominal value per issue security: *1,500 rubles*
Securities issue volume per nominal value: *750,000 rubles*

Title secured by each issue security:

Bond owner shall be entitled to the following:

1) To receive nominal bond value from the issuer at redemption

2) To receive fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption

3) To have, if technically feasible, an access to a telephone line by entering into a phone service agreement. The Bond owner shall effect payment for the telephone services under the tariffs applied on the date of the service provision.

4) To redeem bonds pre-term in the following cases:

– Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Bond owners are paid at the Issuer's liquidation by the liquidation commission as established by item 1 of clause 64 of the Civil Code of the RF, namely:

- Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met

- Secondly, dismissal wages and payroll to persons working under labor agreements (contracts included), as

well as royalties under copyright agreements shall be calculated and paid

- Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge

- Fourthly, liabilities on separate budget and off-budget foundation payments are paid

- Fifthly, other accounts payable (including bond owners) are settled as per the current legislation.

The rights to the Company registered non-documentary bonds shall be executed in respect of the persons registered in the Bond owner register keeping system.

Securities placement order and terms:

Placement method: ***Conversion at reorganization***

Placement period: ***November 30, 2002, to November 30, 2002***

Number of actually placed securities under the registered issue result report: ***500 pcs.***

Compulsory centralized depositary

Compulsory bond centralized depositary is not stipulated.

Securities redemption order and terms:

Bond redemption form: ***Cash or bank transfer in rubles of the RF.***

Bond redemption terms and order:

To redeem bonds the bond owner shall submit an application, not earlier than on August 31, 2007, to the Company Kursk affiliate at: 305000, Kursk, Krasnaya sq., 8.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

Payments shall be effected within 30 days, but not later than August 21, 2008, from the date of submission of the redemption application from the bond owner to the Issuer.

Payments shall be effected in rotation of applications.

Bond owner settlement frequency - non-recurrent.

Settlement form – cash, bank transfer.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.

- Bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:

Start date: *August 31, 2007*

End date: *August 31, 2008*

Pre-term redemption option shall be stipulated.

Date before which bonds cannot be claimed for the pre-term redemption:

First day after expiry of a 7-day period from the date of state registration of the security issue result report.

Pre-term redemption order and terms:

Pre-term bonds redemption:

– Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of one and more issue bonds shall be entitled to, subject to technical feasibility, an access to a telephone line by entering into a telephone service contract.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing

is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 11, Chernishevskogo st., Kursk, 305016 or 305000, Kursk, Krasnaya sq., 8.

Coupon revenue payment order and terms:

Bond issue revenue payment period:

Nominal value and fixed income – at redemption, phone installation – upon fulfillment of aforementioned conditions.

Bond issue revenue payment order:

The phone services agreement shall be executed within 3 days after the date of presentation of the following documents by the bond owner:

- Passport or a document substantiating the property rights to housing in Kursk

- Extract from the securities title accounting system substantiating availability of no less than one bond on the applicant's account

- Certificate on technical feasibility of phone line access provision.

The phone shall be installed within 1 year from the phone services agreement conclusion date.

The phone service agreement shall be entered into at the following address: 11, Chernishevskogo st., Kursk, 305016 or 305000, Kursk, Krasnaya sq., 8.

Obligation execution on issue bond revenue payment:

The issuer obligations on the issue bond revenue payment were executed.

Kind of Bond security: *No security is stipulated.*

Additional material information on issue securities:

Actual securities conversion date shall be November 30, 2002. Report on the securities issue registration is registered by FCSM of the RF on January 14, 2003.

(9) Kind, series (type), form and other identification features of securities:
Kind of securities: *bonds*
Securities series: *9-K*
Type of securities: *interest-bearing bonds*
Securities form: *Registered non-documentary securities*
State registration security issue number: *4-11-00194-A*
State registration security issue date: *October 11, 2002*
Registration authority for security issue state registration: *FCSM of the RF*
State registration date of security issue result report: *January 14, 2003*
Registration authority for state registration of security issue result report: *FCSM of the RF*
Issue securities number: *50 pcs.*
Nominal value per issue security: *1,500 rubles*
Securities issue volume per nominal value: *75,000 rubles*

Title secured by each issue security:

Bond owner shall be entitled to the following:

1) To receive nominal bond value from the issuer at redemption

2) To receive fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption

3) To have an access to a telephone line, if technically feasible, by entering into a phone service agreement The Bond owner shall effect payment for the telephone services under the tariffs applied on the date of the service provision.

4) To redeem bonds pre-term in the following cases:

– Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Bond owners are paid at the Issuer's liquidation by the liquidation commission as established by item 1 of clause 64 of the Civil Code of the RF, namely:

- Firstly, the claims of persons that the liquidating Company is liable to for life and health damage through capitalization of corresponding time payments are met

- Secondly, dismissal wages and payroll to persons working under labor agreements (contracts included), as

well as royalties under copyright agreements shall be calculated and paid

- Thirdly, claims of creditors are met on liabilities secured with the liquidating Company property pledge

- Fourthly, liabilities on separate budget and off-budget foundation payments are paid

- Fifthly, other accounts payable (including bond owners) are settled as per the current legislation.

The rights to the Company registered non-documentary bonds shall be executed in respect of the persons registered in the Bond owner register keeping system.

Bond holder shall have the title to execute other rights stipulated by the legislation of the RF.

Securities placement order and terms:

Placement method: *Conversion at reorganization*

Placement period: *November 30, 2002, to November 30, 2002*

Number of actually placed securities under the registered issue result report: *50 pcs.*

Compulsory centralized depositary

Compulsory bond centralized depositary is not stipulated.

Securities redemption order and terms:

Bond redemption form: *Settlement form – cash, bank transfer, as currency of the RF.*

Bond redemption terms and order:

To redeem bonds the bond owner shall submit an application not earlier than on August 31, 2007, to the Company Kursk affiliate: 305000, Kursk, Krasnaya sq., 8.

The Issuer shall redeem bonds by paying the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value.

Failure to provide the written application shall not exempt the Issuer from obligation to redeem the bonds.

Payments shall be performed within 30 days from the date of submission of the redemption application from the bond owner to the Issuer but not later than August 21, 2008.

Payments shall be effected in rotation of applications.

Bond owner settlement frequency - non-recurrent.

Payments shall be effected within 30 days from the date of submission of the redemption application from the bond owner to the Issuer:

- Cash from the issuer's cash on hand at the address: 305000, Kursk, Krasnaya sq., 8.

- Bank transfer to the bank settlement account (bank details shall be provided in the bond owner application).

Bonds shall be redeemed in the currency of the RF.

Bond issue redemption period:

Start date: *August 31, 2007*

End date: *August 31, 2008*

Pre-term redemption option shall be stipulated.

Date before which bonds cannot be claimed for the pre-term redemption:

First day after expiry of a 7-day period from the date of state registration of the security issue result report.

Pre-term redemption order and terms:

Pre-term bonds redemption:

– Change of the paid bond set owner's address before provision of the phone line access at the previous address if such provision at the new address is not technically feasible

- After bond sale on the secondary market if, in the Issuer's opinion, provision of the phone line access at the address given by the new bond owner is not technically feasible before the bond circulation end date.

Should the bonds be redeemed pre-term the nominal bond value and fixed interest revenue at the rate of 0.1% of the nominal bond value shall be paid.

Amount of interest-bearing (coupon) Bond revenue:

The bond owner shall be entitled to receive from the Issuer the nominal bond value and the fixed interest revenue at the rate of 0.1% of the nominal bond value at redemption.

Each owner of one and more issue bonds shall be entitled to, subject to technical feasibility, an access to a telephone line by entering into a telephone service contract.

Technical feasibility of the telephone installation shall be determined by availability of exchange capacity free phone numbers and free lines in phone cables planned to be installed after the present phone borrowing

is placed. Technical feasibility shall be determined by the Company Kursk affiliate for the Company account within 5 days from the date of the written request submission at the following address: 11, Chernishevskogo st., Kursk, 305016 or 305000, Kursk, Krasnaya sq., 8.

Procedure and terms of coupon yield payment:

Payout period for issue bond yield:

Nominal value and fixed income – while bond redemption, telephone installation – when the above conditions are met.

Payout procedure for issue bond yield:

Contract on providing telephone services shall be concluded within 3 days from the date when bond holder submits the following documents:

- passport or a title deed (other proprietary right) or document which confirms the tenant right to real estate in Kursk City

- extract from the record system of rights to securities which confirms availability of one or more bonds on applicant's account

- certificate on the technical ability to provide access to telephone network. Telephone is installed within a year upon conclusion of contract on providing telephone services.

Contract on providing telephone services is concluded at the following address: 305016, Kursk City, Chernyshevskogo st., 11 or 305000, Kursk City, Krasnaya sq., 8.

Information on fulfillment of obligations on payment of issue bond yield:

Issuer's obligations on payment of issue bond yield have been fulfilled.

Type of bond cover: *not stipulated.*

Additional significant information on securities of the issue:

Date of actual conversion of securities – November 30, 2002. Report on registration of the securities issue was registered in the RF Federal Commission on Security Market (FCSM) on January 14, 2003.

(10) Kind, series (type), form and other identification features of securities

Kind of securities: *bonds*

Series of securities: *10-K*

Type of securities: *interest bearing bonds*

Form of securities: *registered uncertified securities*

State registration number of the securities issue: *4-12-00194-A*

Date of state registration of the securities issue: *October 11, 2002*

The registration body which registered the securities issue: *The RF FCSM*

Date of state registration of report on results of the securities issue: *January 14, 2003*

The registration body which registered the report on results of the securities issue: *The RF FCSM*

Quantity of securities of the issue: *200 items*

Nominal value of one security of the issue: *1,500 rubles*

Total nominal value of securities: *300,000 rubles*

Rights acquired for each paper security of the issue:

Bond holder shall have right to:

1) Receive the bond nominal value from the issuer at redemption.

2) Receive the fixed interest income at the rate of 0.1% of bond nominal value at redemption.

3) In presence of technical ability, receive access to telephone network by concluding contract on providing telephone services. Bond holder pays for providing telephone services at the rate efficient as of the date of providing this service.

4) Anticipated bond redemption in the following cases:

- if the holder of paid block of bonds changes address before providing access to telephone network at the old address and if there is no technical ability at the new address

- after bond sale on secondary market, if, in the issuer's judgment, there is no technical ability to provide access to telephone network at the address indicated by the new bond holder before expiration of bond maturity.

If the issuer is liquidated, payment to bond holders is performed by liquidation commission in order of precedence established by Item 1, Article 64, Civil Code of the RF, specifically:

- at the first instance – satisfying demands of citizens to whom the liquidated entity is responsible for causing harm to life and health by capitalization of relevant installments

- at the second instance – calculations on payment of terminal wages and payment for labor to people who work under labor contract, including agreement, and on payment for author's contracts

- at the third instance – satisfying demands of creditors on liabilities ensured by property pledge of liquidated company

- at the forth instance – redemption of debts to the budget and extra-budgetary funds

- at the fifth instance – payment to other creditors which include bond holders in accordance with the existing legislation.

Right on registered uncertified securities of Company is implemented in relation to persons registered in the record system of the bond holders register.

Securities placement procedure and terms:

Method of placement: *conversion while reorganization*

Period of placement: *from November 30, 2002 to November 30, 2002*

Quantity of actually placed securities according to the registered report on the results of issue: *200 items*

Information on obligatory central storage:

Obligatory central bond storage is not stipulated.

Procedure and terms of redemption of securities of the issue:

Form of bond redemption: *Form of payment – cash, non-cash payment in the RF currency.*

Procedure and terms of bond redemption:

For bond redemption, its holder shall send application to Kursk Branch of Company (305000, Kursk City, Krasnaya sq., 8) not earlier than August 31, 2007.

The issue shall redeem bonds by payment of nominal value and fixed interest income at the rate of 0.1% of the bond nominal value.

Failure to submit an application in writing does not dispose the issuer of obligation of bond redemption.

Payments are performed within 30 days from the date when holder submits application for redemption to the issuer on August 21, 2008 at the latest.

Payments are performed in order of received application precedence.

Periodicity of payment to bond holders – one-off.

Form of payment – cash, non-cash payment.

Payments are performed within 30 days from the date when holder submits application for redemption to the issuer:

- in cash from the issuer's cash account at the following address: 305000, Kursk City, Krasnaya sq., 8

- by bank transfer to a current bank account (bank details should be indicated in the bond holder's application).

The bonds are redeemed in the RF currency.

Redemption period of issued bonds:

Commencement date: *August 31, 2007*

End date: *August 31, 2008*

Anticipated redemption of issued bonds is optional.

The earliest period of presenting bonds for anticipated redemption:

The first day at the end of the 7 day period from the date of state registration of report on the results of the securities issue.

Terms and procedure of anticipated redemption:

Anticipated bond redemption is performed in the following cases:

- if the holder of paid block of bonds changes address before providing access to telephone network at the old address and if there is no technical ability at the new address

- after bond sale on secondary market, if, in the issuer's judgment, there is no technical ability to provide access to telephone network at the address indicated by new bond holder before expiration of bond maturity.

In case of anticipated redemption, nominal value and fixed interest income at the rate of 0.1% of bond nominal value are paid.

Amount of interest (coupon) bond yield:

Bond holder shall have right to receive nominal value and fixed interest income at the rate of 0.1% of bond nominal value from the issuer when the bond is redeemed. Every holder of one or more issue bonds shall

have right to receive access to telephone network in presence of technical ability by concluding a contract on providing telephone services.

Technical ability of telephone installation is defined by presence of vacant telephone numbers of subscriber capacity and vacant lines in telephone cables which are planned to be installed as a result of placing the present telephone loan.

Procedure and terms of coupon yield payment:

Payout period for issue bond yield:

Telephone is installed within a year after the date of concluding a contract on providing telephone services.

Payout procedure for issue bond yield:

Presence of technical ability is defined by Kursk Branch of Company at the expense of Company within 5 days from the date of submitting application in writing at the address: 307130, Kursk region, Zheleznogorsky region, Kurskaya st., 35, or 305000, Kursk City, Krasnaya sq., 8.

Contract on providing telephone services is concluded within 3 days from the date when bond holder submits the following documents:

- passport or document which confirms property right to accommodation in Kursk City

- extract from record system of rights to securities which confirms availability of one or more bonds on the applicant's account

- certificate on technical ability to provide access to telephone network.

Telephone installation is performed within a year after conclusion of contract on providing telephone services.

Contract on providing telephone services is concluded at the following address: 307130, Kursk region, Zheleznogorsky region, Kurskaya st., 35 or 305000, Kursk City, Krasnaya sq., 8.

Information on fulfillment of obligations on payment of issue bond yield:

Issuer's obligations on payment of issue bond yield have been fulfilled.

Type of bond cover: *not stipulated.*

Additional significant information on securities of the issue:

Date of actual conversion of securities – November 30, 2002. Report on registration of the securities issue was registered by the RF FCSM on January 14, 2003.

(11) Kind, series (type), form and other identification features of securities

Kind of securities: *bonds*

Series of securities: *11-K*

Type of securities: *interest bearing bonds*

Form of securities: *registered uncertified securities*

State registration number of the securities issue: *4-13-00194-A*

Date of state registration of the securities issue: *October 11, 2002*

The registration body which registered the securities issue: *The RF FCSM*

Date of state registration of report on results of the securities issue: *January 14, 2003*

The registration body which registered the report on results of the securities issue: *The RF FCSM*

Quantity of securities of the issue: *500 items*

Nominal value of one security of the issue: *1,500 rubles*

Total nominal value of securities: *750,000 rubles*

Rights acquired for each paper security of the issue:

Bond holder shall have right to:

1) Receive bond nominal value from the issuer at redemption.

2) Receive fixed interest income at the rate of 0.2% of bond nominal value at redemption.

3) In presence of technical ability, receive access to telephone network by concluding contract on providing telephone services. Bond holder pays for providing telephone services at the rate efficient as of the date of providing this service.

If the issuer is liquidated, payment to bond holders is performed by liquidation commission in order of precedence established by Item 1, Article 64, Civil Code of the RF, specifically:

- at the first instance – satisfying demands of citizens to whom the liquidated entity is responsible for causing harm to life and health by capitalization of relevant installments

- at the second instance – calculations on payment of terminal wages and payment for labor to people who

work under labor contract, including agreement, and on payment for author's contracts

- at the third instance – satisfying demands of creditors on liabilities ensured by property pledge of liquidated company

- at the forth instance – redemption of debts to the budget and extra-budgetary funds

- at the fifth instance – payment to other creditors which include bond holders in accordance with the existing legislation.

Right on registered uncertified securities of Company is implemented in relation to persons registered in the record system of bond holders register.

Securities placement procedure and terms:

Method of placement: *conversion while reorganization*

Period of placement: *from November 30, 2002 to November 30, 2002*

Quantity of actually placed securities according to registered report on the results of issue: *500 items*

Information on obligatory central storage:

Obligatory central bond storage is not stipulated.

Procedure and terms of redemption of securities of the issue:

Form of bond redemption: *Form of payment – cash, non-cash payment in RF rubles.*

Procedure and terms of bond redemption:

For bond redemption its holder shall send application to Kursk Branch of Company (305000, Kursk City, Krasnaya sq., 8) not earlier than October 26, 2008.

The issue shall redeem bonds by payment of nominal value and fixed interest income at the rate of 0.2% of bond nominal value.

Failure to submit an application in writing does not free the issuer from obligation of bond redemption.

Payments are performed within 30 days from the date when holder submits application for redemption to the issuer on April 26, 2009 at the latest.

Payments are performed in order of received application precedence.

Periodicity of payment to bond holders – one-off.

Form of payment – cash, non-cash payment.

Payments are performed within 30 days from the date when holder submits application for redemption to the issuer:

- in cash from issuer's cash account at the following address: 305000, Kursk City, Krasnaya sq., 8

- via bank transfer to a current bank account (bank details should be indicated in the bond holder's application).

The bonds are redeemed in currency of the RF.

Redemption period of issued bonds:

Commencement date: *October 26, 2008*

End date: *April 26, 2009*

Amount of interest (coupon) bond yield:

Bond holder shall have right to receive nominal value and fixed interest income at the rate of 0.2% of bond nominal value from the issuer when the bond is redeemed.

Each holder of one or more issue bonds shall have right to receive access to telephone network in presence of technical ability by concluding a contract on providing telephone services.

Technical ability of telephone installation is defined by presence of vacant telephone numbers of subscriber capacity and vacant lines in telephone cables which are planned to be installed as a result of placing the present telephone loan.

Procedure and terms of coupon yield payment:

Payout period for issue bond yield:

Telephone is installed within a year after the date of concluding a contract on providing telephone services.

Payout procedure for issue bond yield:

Presence of technical ability is defined by Kursk Branch of Company at the expense of Company within 5 days from the date of submitting application in writing at the address: 305016, Kursk City, Chernyshevskogo st., 11 or 305000, Kursk City, Krasnaya sq., 8.

Contract on providing telephone services is concluded within 3 days from the date when bond holder submits the following documents:

- passport or document which confirms property right to accommodation in Kursk City

- extract from record system of rights to securities which confirms availability of one or more bonds on applicant's account

- certificate on technical ability to provide access to telephone network.

Telephone installation is performed within a year after conclusion of contract on providing telephone services.

Contract on providing telephone services is concluded at the following address: 305016, Kursk City, Chernyshevskogo st., 11 or 305000, Kursk City, Krasnaya sq., 8.

Information on fulfillment of obligations on payment of issue bond yield:

Issuer's obligations on payment of issue bond yield have been fulfilled.

Type of bond cover: *not stipulated.*

Additional significant information on securities of the issue:

Date of actual conversion of securities – November 30, 2002. Report on registration of the securities issue was registered by the RF FCSM on January 14, 2003.

(12) Kind, series (type), form and other identification features of securities

Kind of securities: *bonds*

Series of securities: *2-И*

Type of securities: *interest bearing bonds*

Form of securities: *registered uncertified securities*

State registration number of the securities issue: *4-15-00194-A*

Date of state registration of the securities issue: *October 11, 2002*

The registration body which registered the securities issue: *The RF FCSM*

Date of state registration of report on results of the securities issue: *January 14, 2003*

The registration body which registered the report on results of the securities issue: *The RF FCSM*

Quantity of securities of the issue: *400,000 items*

Nominal value of one security of the issue: *50 rubles*

Total nominal value of securities: *20,000,000 rubles*

Rights acquired for each paper security of the issue:

Every bond holder shall have the right to:

- Receive bond nominal value within a year from the date when the bond is redeemed

- Receive interest income at the rate of 2 (two) percent p.a. of bond nominal value at the end of every calendar year. Right to receive interest income shall be applied to a bond holder who is in holder register of this bond type as of January 1 of every year within all period of bond maturity.

The bond holder shall have right to:

- anticipated bond redemption at their nominal value in the RF currency when telephone is installed in time, but not before the installation, to the amount not exceeding rate of successive provision of access to local telephone network (installation of subscriber device) efficient as of the date of telephone installation. He/she can realize this right in case if, according to the concluded contract on providing local telephone services, rate on successive provision of access to local telephone network should be paid. If the bond holder did not realize the said right, i.e. paid the amount at the rate on successive provision of access to local telephone network, the block of bonds subject to redemption remains his property and is redeemed at the end of the bond maturity.

- sale of purchased bonds on secondary market at market value before the end of bond maturity

- re-execution of contract at another address (in presence of technical ability defined by Company) before telephone installation

- renewal of a lost copy of the contract on bond purchase and contract on providing local telephone services upon relevant application

- in case of the Company liquidation, to receive bond nominal value and payable interest income according to the procedure established by RF Civil Code after complete redemption of debts on compulsory payments to the budget and extra-budgetary funds taking into account precedence of submitting applications for anticipated redemption by bond holders and other creditors on other liabilities in view of Company liquidation.

Holder of bond block on the amount, corresponding to the amount of approved rate on providing access to local telephone network as of the date of concluding agreement of telephone bonds purchase and sale, shall

have right to out-of-sequence telephone installation in case of contribution to financing telephone network development which ensures provision of out-of-sequence access to local telephone network on the amount, in time, at the address and in terms indicated by bond holder in the relevant contract (in presence of technical ability defined by Company). In case of bond sale the agreement on terms of providing access to local telephone network shall be dissolved.

Period of bond maturity: 7 (seven) years – from the date of starting bond placement to the date of starting their redemption.

Period of bond redemption: within a year from the date of bond redemption, or anticipatorily (in case of telephone installation), but not before the term of telephone installation.

Securities placement procedure and terms:

Method of placement: *conversion while reorganization*

Period of placement: *from November 30, 2002 to November 30, 2002*

Number of the actually placed securities according to registered report on the results of issue: *212,701*

Information on obligatory central storage:

Obligatory central bond storage is not stipulated.

Procedure and terms of redemption of securities of the issue:

Form of bond redemption:

Bonds are redeemed at their nominal value in currency of the RF.

Procedure and terms of bond redemption:

Bonds are redeemed at their nominal value in currency of the RF after telephone installation or at any time within redemption period:

for individuals – on presentation of passport

for legal entities – upon duly prepared application for bond redemption.

Redemption period of issued bonds:

Commencement date: *August 1, 2005*

End date: *August 1, 2006*

Anticipated redemption of issued bonds is optional.

The earliest period of presenting bonds for anticipated redemption:

The issuer performs anticipated redemption within all period of bond maturity, but not before registration date of report on the results of their issue.

Terms and procedure of anticipated redemption:

Anticipated bond redemption is performed in case of concluding contract on providing local telephone services on the amount not exceeding payment level for provision of successive access to telephone network.

Amount of interest (coupon) bond yield:

Every bond holder shall have right to:

- Receive bond nominal value within a year from the date when the bond is redeemed

- Receive interest income at the rate of 2 (two) percent p.a. of bond nominal value at the end of every calendar year. Right to receive interest income shall be applied to a bond holder who is in holder register of this bond type as of January 1 of every year within all period of bond maturity.

Holder of bond block on the amount, corresponding to the amount of approved rate on providing access to local telephone network as of the date of concluding agreement of telephone bonds purchase and sale, shall have right to out-of-sequence telephone installation in case of contribution to financing telephone network development which ensures provision of out-of-sequence access to local telephone network on the amount, in time, at the address and in terms indicated by bond holder in the relevant contract (in presence of technical ability defined by Company). In case of bond sale the agreement on terms of providing access to local telephone network shall be dissolved.

Procedure and terms of coupon yield payment:

Payout period for issue bond yield:

Right to receive interest income shall be applied to a bond holder who is in holder register of this bond type as of January 1 of every year within all period of bond maturity.

Payout procedure for issue bond yield:

for individuals – on presentation of passport

for legal entities – upon duly prepared application for bond redemption.

Information on fulfillment of obligations on payment of issue bond yield:

Issuer's obligations on payment of issue bond yield have been fulfilled.

Type of bond cover: ***not stipulated.***

Additional significant information on securities of the issue:

Date of actual conversion of securities – November 30, 2002. Report on registration of the securities issue was registered by The RF FCSM on January 14, 2003.

(13) Kind, series (type), form and other identification features of securities

Kind of securities: ***bonds***

Series of securities: ***3-И***

Type of securities: ***interest bearing bonds***

Form of securities: ***registered uncertified securities***

State registration number of the securities issue: ***4-16-00194-A***

Date of state registration of the securities issue: ***October 11, 2002***

The registration body which registered the securities issue: ***The RF FCSM***

Date of state registration of report on results of the securities issue: ***January 14, 2003***

The registration body which registered the report on results of the securities issue: ***The RF FCSM***

Quantity of securities of the issue: ***350 items***

Nominal value of one security of the issue: ***6,000 rubles***

Total nominal value of securities: ***2,100,000 rubles***

Rights acquired for each paper security of the issue:

Bond holder shall have the right to:

- receive bond nominal value from the issuer at redemption

- receive fixed interest income at the rate of 0.1% of bond nominal value at redemption

- in presence of technical ability, receive access to telephone network from one subscriber number at the address: Pustosh-Bor place and region of postal department No. 14 of Ivanovo Town.

Bond holder pays according to the contract on providing telephone services at the rate efficient as of the date of providing this service.

If the issuer is liquidated, payment to bond holders is performed by liquidation commission in order of precedence established by Item 1, Article 64, Civil Code of the RF, specifically:

- at the first instance – satisfying demands of citizens to whom the liquidated entity is responsible for causing harm to life and health by capitalization of relevant installments

- at the second instance – calculations on payment of terminal wages and payment for labor to people who work under labor contract, including agreement, and on payment for author's contracts

- at the third instance – satisfying demands of creditors on liabilities ensured by property pledge of liquidated company

- at the forth instance – redemption of debts to the budget and extra-budgetary funds

- at the fifth instance – payment to other creditors which include bond holders in accordance with the existing legislation.

Right on registered uncertified securities of Company is implemented in relation to persons registered in the record system of bond holders register.

Securities placement procedure and terms:

Method of placement: ***conversion while reorganization***

Period of placement: ***from November 30, 2002 to November 30, 2002***

Quantity of actually placed securities according to registered report on the results of issue: ***349 items***

Information on obligatory central storage:

Obligatory central bond storage is not stipulated.

Procedure and terms of redemption of securities of the issue:

Form of bond redemption:

The issuer redeems bonds by payment of nominal value and fixed interest income at the rate on 0.1% of the nominal value.

Procedure and terms of bond redemption:

Bond holder shall send application for its redemption to the issuer on July 1, 2007 at the earliest.

Failure to submit an application in writing does not free the issuer from obligation of bond redemption.

Payments are performed in order of received application precedence.

Periodicity of payment to bond holders – one-off.

Form of payment – cash, non-cash payment.

Payments are performed:

- in cash from enterprise cash account

- via bank transfer to a current bank account.

Redemption period of issued bonds:

Commencement date: *from the moment of claim for redemption, presented to the issuer by bond holder within the period from July 1, 2007 to August 31, 2007.*

End date: *Payments are performed within 30 days from the date when holder submits application for redemption to the issuer.*

Amount of interest (coupon) bond yield:

Bond holder shall have right to:

- receive bond nominal value from the issuer at redemption

- receive fixed interest income at the rate of 0.1% of bond nominal value at redemption

Bond holder shall have right to receive access to telephone network from one subscriber number at the address: Pustosh-Bor place and region of postal department No. 14 of Ivanovo Town, in presence of technical ability. Bond holder pays according to the contract on providing telephone services at the rate efficient as of the date of providing this service.

Procedure and terms of coupon yield payment:

Payout period for issue bond yield:

Income is paid after redemption (anticipated redemption) of bonds.

Payout procedure for issue bond yield:

Procedure of defining technical ability to provide access to telephone network and concluding contract on providing telephone services.

Presence of technical ability to provide access to telephone network is defined within ten days from the date of submitting application in writing by bond holder at the following addresses:

- No.1 – Lezhnevskaya st., 159

- No.2 – Lenina av., 13

- No.4 – Kukonkovykh st., 102

- No. 16 – B. Khmelnitskogo st., 3

- No. 25 – Ermaka st., 11

- No. 43 – Svetlaya st., 6.

Technical ability to provide access to telephone network is defined by presence of vacant telephone numbers of subscriber capacity and vacant lines in telephone cables which are planned to be installed as a result of placing the present telephone loan.

Contract on providing telephone services is concluded within 3 days from the date when bond holder submits the following documents:

- passport or document which confirms property right to accommodation in Pustosh-Bor place or region of postal department No. 14 (for individuals)

- a title deed (other proprietary right) or document with confirms tenant right to real estate in Pustosh-Bor place or region of postal department No. 14 (for legal entities)

- owner's application for provision of access to telephone network

- extracts from record system of rights to securities which confirms availability of bonds of this issue on applicant's account

- certificate on technical ability to provide access to telephone network.

Access to telephone network is provided within eighteen months after conclusion of contract on providing telephone services.

Owners can file a request on technical ability to provide access to telephone network, redeem bonds at the following addresses:

- No.1 – Lezhnevskaya st., 159

- No.2 – Lenina av., 13

- No.4 – Kukonkovykh st., 102
- No. 16 – B. Khmelnitskogo st., 3
- No. 25 – Ermaka st., 11
- No. 43 – Svetlaya st., 6.

Information on fulfillment of obligations on payment of issue bond yield:

Issuer's obligations on payment of issue bond yield have been fulfilled.

Type of bond cover: *not stipulated.*

Additional significant information on securities of the issue:

Date of actual conversion of securities – November 30, 2002. Report on registration of the securities issue was registered by The RF FCSM on January 14, 2003.

(14) Kind, series (type), form and other identification features of securities

Kind of securities: ***bonds***
Series of securities: ***4-И***
Type of securities: ***interest bearing bonds***
Form of securities: ***registered uncertified securities***
State registration number of the securities issue: ***4-17-00194-A***
Date of state registration of the securities issue: ***October 11, 2002***
The registration body which registered the securities issue: ***The RF FCSM***
Date of state registration of report on results of the securities issue: ***January 14, 2003***
The registration body which registered the report on results of the securities issue: ***The RF FCSM***
Quantity of securities of the issue: ***69 items***
Nominal value of one security of the issue: ***4,000 rubles***
Total nominal value of securities: ***276,000 rubles***
Rights acquired for each paper security of the issue:

Every bond shall grant the rights to:

- receive bond nominal value from Company at redemption

- receive fixed interest income at the rate of 0.1% of bond nominal value at redemption

- in presence of technical ability, receive access to telephone network from one subscriber number at the following addresses of settlements of Ivanovo region: Kolyanovo village, Zhukovo village or Ignatovo-2 cottage town. Bond holder pays according to the contract on providing telephone services at the rate efficient as of the date of providing this service.

If Company is liquidated, payment to bond holders is performed by liquidation commission in order of precedence established by Item 1, Article 64, Civil Code of the RF, specifically:

- at the first instance – satisfying demands of citizens to whom the liquidated Company is responsible for causing harm to life and health by capitalization of relevant installments

- at the second instance – calculations on payment of terminal wages and payment for labor to people who work under labor contract, including agreement, and on payment for author's contracts

- at the third instance – satisfying demands of creditors on liabilities ensured by property pledge of liquidated company

- at the forth instance – redemption of debts to the budget and extra-budgetary funds

- at the fifth instance – payment to other creditors which include bond holders in accordance with the existing legislation.

Right on registered uncertified securities of Company is implemented in relation to persons registered in the system.

Securities placement procedure and terms:

Method of placement: ***conversion while reorganization***

Period of placement: ***from November 30, 2002 to November 30, 2002***

Quantity of actually placed securities according to registered report on the results of issue: ***68 items***

Information on obligatory central storage:

Obligatory central bond storage is not stipulated.

Procedure and terms of redemption of securities of the issue:

Form of bond redemption:

Company redeems bonds by payment of nominal value and fixed interest income at the rate on 0.1% of the

nominal value.

Procedure and terms of bond redemption:

Bond holder shall send application for its redemption to Company at the following addresses on July 1, 2007 at the earliest:

- No.1 – Lezhnevskaya st., 159
- No.2 – Lenina av., 13
- No.4 – Kukonkovykh st., 102
- No. 16 – B. Khmelnitskogo st., 3
- No. 25 – Ermaka st., 11
- No. 43 – Svetlaya st., 6.

Company redeems bonds by payment of nominal value and fixed interest income at the rate on 0.1% of the nominal value.

Failure to submit an application in writing does not free the issuer from obligation of bond redemption.

Payments are performed within 30 days from the date when holder submits application for redemption to Company in order of precedence.

Periodicity of payment to bond holders – one-off.

Form of payment – cash, non-cash payment.

Payments are performed:

- in cash from enterprise cash account at the above said addresses

- via bank transfer to a current bank account (bank details should be indicated in the bond holder's application).

Redemption period of issued bonds:

Commencement date: *August 1, 2007*

End date: *September 30, 2007*

Amount of interest (coupon) bond yield:

Bond holder shall have right to:

- receive bond nominal value from Company at redemption

- receive fixed interest income at the rate of 0.1% of bond nominal value at redemption

Every bond shall grant right, in presence of technical ability, to receive access to telephone network from one subscriber number at the following addresses of settlements of Ivanovo region: Kolyanovo village, Zhukovo village or Ignatovo-2 cottage town.

Procedure and terms of coupon yield payment:

Payout period for issue bond yield:

Income is paid after redemption (anticipated redemption) of bonds.

Payout procedure for issue bond yield:

Presence of technical ability to provide access to telephone network is defined within ten days from the date of submitting application in writing by bond holder at the following addresses:

- No.1 – Lezhnevskaya st., 159
- No.2 – Lenina av., 13
- No.4 – Kukonkovykh st., 102
- No. 16 – B. Khmelnitskogo st., 3
- No. 25 – Ermaka st., 11
- No. 43 – Svetlaya st., 6.

Technical ability to provide access to telephone network is defined by presence of vacant telephone numbers of subscriber capacity and vacant lines in telephone cables which are planned to be installed as a result of placing the present telephone loan.

Contract on providing telephone services is concluded within 3 days from the date when bond holder submits the following documents:

- passport or document which confirms property right to accommodation in settlements of Ivanovo region: Kolyanovo village, Zhukovo village or Ignatovo-2 cottage town (for individuals); a title deed (other proprietary right) or document with confirms tenant right to real estate in settlements of Ivanovo region: Kolyanovo village, Zhukovo village or Ignatovo-2 cottage town (for legal entities)

- owner's application for provision of access to telephone network

- extracts from record system of rights to securities which confirms availability of bonds of this issue on applicant's account

- certificate on technical ability to provide access to telephone network.

Access to telephone network is provided within eighteen months after conclusion of contract on providing telephone services.

Information on fulfillment of obligations on payment of issue bond yield:

Issuer's obligations on payment of issue bond yield have been fulfilled.

Anticipated redemption is not stipulated.

Type of bond cover: *not stipulated.*

Additional significant information on securities of the issue:

Date of actual conversion of securities – November 30, 2002. Report on registration of the securities issue was registered by the RF FCSM on January 14, 2003.

(15) Kind, series (type), form and other identification characteristics of paper securities
Kind of paper securities: *bonds*
Series of paper securities: *03*
Type of paper securities: *documentary bearer bonds*
Form of paper securities: *registered uncertified securities*
State registration number of securities issue: *4-18-00194-A*
Date of state registration of securities issue: *August 1, 2003*
Name of registration body which performed state registration of securities issue: *FCSM of the RF*
Date of state registration of report on results of securities issue: *October 14, 2003*
Name of registration body which performed state registration of report on results of securities issue: *FCSM of the RF*
Quantity of paper securities of the issue: *2,000,000 items*
Nominal value of a paper security of the issue: *1,000 rubles*
Output of paper securities in terms of nominal value: *2,000,000,000 rubles*
Rights acquired for each paper security of the issue:
Bond holder shall have right to receive nominal value of the Bond indicated in Item 57.4 of Bond Prospectus and Item 4 of Decision on bond issue after Bond redemption.
Bond holder shall have right to receive interest income of Bond nominal value (coupon yield) which procedure is indicated in Item 57.11. of Bond Prospectus and Item 8.3. of Decision on bond issue
In case of Issuer liquidation Bond holder shall have right to receive nominal value of the Bond in order of precedence established according to Article 64, Civil Code of the RF.
Bond holder shall have right to sell or otherwise alienate Bonds.
Bond holder shall have right to realize other rights provided for by the legislation of the RF.
If Issuer denies obligations on the bonds, bond holders and/or nominee holders shall have right to demand fulfillment of obligations from the person, who provided security of bond issue.
The person who provided security of this bond issue is Bassian Invest Limited Liability Company.
Location: *RF, 103009, Moscow City, Sadovaya-Triumfalnaya st., 4/10*
Postal address: *RF, 103009, Moscow City, Sadovaya-Triumfalnaya st., 4/10*
Individual taxpayer number: *7710838686*
Procedure and terms of security placement:
Method of placement: *public offering*
Actual period of placement: *from September 16, 2003 to September 17, 2003*
Quantity of actually placed paper securities according to registered report on the results of issue: *2,000,000*
Information on obligatory central storage:

Paper securities of the issue are certified securities with obligatory central storage.
Full firm name of depositary: *Natsionalny Depositarny Center Non-commercial Partnership*
Short firm name: *NDC*
Location: *125009, RF, Moscow City, Sredny Kislovsky side-st., 1/13, building 4*
License number: *177-03431-000100*
Date of licensing: *December 4, 2000*
Validity of license: *unlimited validity*

License issuer: *FCSM of the RF*

Procedure and terms of redemption of issue securities:

Bonds are redeemed by non-cash payment in rubles of the RF.

Procedure and terms of bond redemption, including redemption period.

Bonds are redeemed under Issuer's instructions by paying agent (hereinafter referred to as Paying agent) which functions are performed by:

Moskovsky Delovoi Mir Joint-Stock Commercial Bank (Open Joint-Stock Company)

Short firm name of organization: *MDM-Bank OJSC.*

Location: ***115172, Moscow City, Kotelnicheskaya quay, 33, building1.***

Postal address: ***115172, Moscow City, Kotelnicheskaya quay, 33, building1.***

Issuer can appoint additional paying agents and cancel such appointments. Issuer's official announcement on the said measures is published in Vedomosty and/or Izvestya newspapers by Issuer at least in 10 (ten) business days before such appointments or their cancel.

If date of Bond redemption falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.

Bond is redeemed at its nominal value.

Bond is redeemed by non-cash payment to Bond holder in currency of the RF.

It is presumed that nominee holders, NDC bailors are authorized to receive bond redemption sums. NDC bailor and/or other person, not authorized to receive bond redemption sums by their clients, shall deliver a list of Bond holders which should include all details indicated in the List of Bond holders and/or nominee holders to NDC not later than on the 3 (third) business day before the fixed date of Bond redemption.

Bonds are redeemed in behalf of Bond holders as of the end of NDC transaction day preceding the 6 sixth business day before the date of Bond redemption (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders).

Obligation in relation to a bond holder included in the list of Bond holders and/or nominee holders is considered to be duly fulfilled in case of Bond alienation after the Date of preparing list of Bond holders and/or nominee holders.

Not later than on the 2 (second) business day before the date of Bond redemption NDC provides Issuer and/or Paying agent with the list of Bond holders and/or nominee holders, prepared as of the Date of preparing list of Bond holders and/or nominee holders which includes the following information:

a) Full name of the person authorized to receive Bond redemption sums.

In case if Bonds are transferred to nominee holder by the bond holder and nominee holder is authorized to receive Bond redemption sums, full name of nominee holder should be indicated.

In case if Bonds were not transferred to nominee holder and/or nominee holder is not authorized to receive Bond redemption sums by the bond holder, full name of Bond holder should be indicated (Bond holder's surname, name and patronymic – for individuals)

b) quantity of Bonds registered on bond holder's custody account or inter-depositary account Bond nominee holder authorized to receive Bond redemption sums

c) location and postal address of the person authorized to receive Bond redemption sums

d) banking account details of the person authorized to receive Bond redemption sums, specifically:

- account number

- name of the bank where the account is opened

- correspondent account of the bank where the account is opened

- bank identification code of the bank where the account is opened

e) individual taxpayer number of the person authorized to receive Bond redemption sums

f) tax position of the person authorized to receive Bond redemption sums (resident, non-resident with permanent representation in the RF, non-resident without permanent representation in the RF, etc.)

Bond holders, their authorized persons, including NDC bailors, shall check the completeness and actuality of the banking account details submitted to NDC at their option. In case of failure to submit or untimely submitting the said details, the obligations are fulfilled in relation to the person who submits claim on obligations fulfillment and who is Bond holder as of the date of presenting the claim. In this case Issuer

fulfills obligations on Bonds on the basis of NDC information.

Not later than on the 2 (second) business day before the date of Bond redemption Issuer transfers appropriate monetary funds to Paying agent's account.

On the basis of the list of Bond holders and/or nominee holders submitted to NDC, Paying agent calculates amounts of monetary funds subject to payment to every person indicated in the list of Bond holders and/or nominee holders.

On the date of Bond redemption Paying agent transfers appropriate monetary funds to the accounts of persons authorized to receive Bond redemption sums indicated in the list of Bond holders and/or nominee holders.

In case if one person is authorized to receive Bond redemption sums by several Bond holders, total amount without separation according to each Bond holder is transferred to such person.

Redemption period of issued bonds:

Commencement date: *the 1095th (one thousand and ninety fifth) day from the date of starting issue Bond placement*

End date: *Dates of start and end of Bond redemption are the same. Anticipated redemption is not stipulated.*

Amount of interest (coupon) bond yield:

Coupon (interest) period		*Amount of interest (coupon) bond yield:*
Commencement date	*End date*	

1. Coupon: 1 Interest rate on the first coupon is defined by holding an auction among potential customers of Bonds on the first day of initial placement of issue bonds. On the day of the auction on defining interest rate on the first Bond coupon Section Members submit applications for the auction using MICEX trade system both at own expense and at the expense of and under instructions of clients. Time period of submitting applications for the auction on defining interest rate on the first Bond coupon is established by MICEX as agreed with Issuer and Underwriters. Section Members send applications for Bond purchase to one of Underwriters with indication of the following important conditions:
a.1) Purchase price - 100 % of nominal value
a.2) Quantity of Bonds which potential customer wants to purchase, in case if Issuer fixes interest rate on the first Bond coupon over or equal to acceptable interest rate indicated in the application
a.3) Amount of interest rate on the first coupon which is acceptable for investor. "Amount of acceptable interest rate" means the amount of interest rate on the first coupon fixed by Issuer which ensures that potential investor will be ready to purchase the quantity of Bonds indicated in application at the price which amounts to 100% of nominal value. Amount of acceptable interest rate shall be indicated in percent p.a. within the accuracy of hundredth percent.
Monetary funds shall be reserved to the amount sufficient for full payment for Bonds indicated in applications taking into account MICEX commission fees.
Applications which one or more of the abovesaid important conditions do not meet requirements specified in Items a.1-a.3, as well as applications not secured by sufficient monetary funds are not accepted to the auction on defining interest rate.
At the end of period of application submitting to the auction on defining interest rate on the first Bond coupon, MICEX prepares registers of the applications submitted to each Underwriter and delivers them to Issuer and Underwriters. On the basis of the application registers received from MICEX, Underwriters form a combined application register.
On the basis of combined register of applications submitted to the auction Issuer makes decision on the amount of interest rate on the first coupon and informs Underwriters and MICEX on the taken decision in writing.
Underwriters publish an announcement on the amount of interest rate on the first coupon using MICEX trade system by sending electronic messages to all Section Members.

Commencement date of coupon period on the first coupon of the issue shall be the date of	*the 183rd (one hundred and eighty third) day from the date of starting placement of the*	*Amount payable for the first coupon per a Bond is calculated by the following formula:* $K(1)= C(1) * N * (T(1) - T(0))/ 365/ 100$ *%, where*

starting Bond placement.	*issue Bonds.*	*K(1) - amount payable for the first coupon per a Bond, rubles* *N - nominal value of a Bond, rubles* *C(1) - amount of interest rate on the 2nd coupon, percent p.a.* *T(0) - commencement date of the first coupon period* *T(1) - end date of the first coupon period.* *Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).*

2. Coupon: 2 Interest rate of coupon yield on the second coupon is equal to interest rate of coupon yield on the first coupon.

Commencement date of coupon period on the second coupon of the issue shall be the 183rd (one hundred and eighty third) day from the date of starting placement of the issue Bonds.	*End date of coupon period on the second coupon of the issue shall be the 366th (three hundred and sixty sixth) day from the date of starting placement of the issue Bonds.*	*Сумма выплат по второму купону в расчете на одну Облигацию определяется по формуле:* *K(2)= C(2) * N * (T(2) - T(1))/ 365/ 100 %, где* *K(2) - сумма выплат по второму купону в расчете на одну Облигацию, руб.;* *Amount payable for the second coupon per a Bond is calculated by the following formula:* *K(2)= C(2) * N * (T(2) - T(1))/ 365/ 100 %, where* *K(2) - amount payable for the second coupon per a Bond, rubles* *N - nominal value of a Bond, rubles* *C(2) - amount of interest rate on the 2nd coupon, percent p.a.* *T(1) - commencement date of the second coupon period* *T(2) - end date of the second coupon period.* *Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).*

3. Coupon: 3 Interest rate of coupon yield on the third coupon is equal to interest rate of coupon yield on the first coupon.

Commencement	*End date of coupon*	*Amount payable for the third coupon per a*

date of coupon period on the third coupon of the issue shall be the 366th (three hundred and sixty sixth) day from the date of starting placement of the issue Bonds.	*period on the third coupon of the issue shall be the 549th (five hundred and forty ninth) day from the date of starting placement of the issue Bonds.*	*Bond is calculated by the following formula:* $K(3)= C(3) * N * (T(3) - T(2))/ 365/ 100$ %, *where* *K(3) - amount payable for the third coupon per a Bond, rubles* *N - nominal value of a Bond, rubles* *C(3) - amount of interest rate on the 3rd coupon, percent per annum* *T(2) - commencement date of the third coupon period* *T(3) - end date of the third coupon period.* *Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).*

4. Coupon: 4 Interest rate of coupon yield on the fourth coupon is equal to interest rate of coupon yield on the first coupon.

Commencement date of coupon period on the fourth coupon of the issue shall be the 549th (five hundred and forty ninth) day from the date of starting placement of the issue Bonds.	*End date of coupon period on the fourth coupon of the issue shall be the 731st (seven hundred and thirty first) day from the date of starting placement of the issue Bonds.*	*Amount payable for the fourth coupon per a Bond is calculated by the following formula:* $K(4)= C(4) * N * (T(4) - T(3))/ 365/ 100$ %, *where* *K(4) - amount payable for the fourth coupon per a Bond, rubles* *N - nominal value of a Bond, rubles* *C(4) - amount of interest rate on the 4th coupon, percent p.a.* *T(3) - commencement date of the fourth coupon period* *T(4) - end date of the fourth coupon period.* *Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).*

5. Coupon: 5 Interest rate of coupon yield on the fifth coupon is equal to interest rate of coupon yield on the first coupon.

Commencement date of coupon period on the fifth coupon of the issue shall be the 731st	*End date of coupon period on the fifth coupon of the issue shall be the 913th (nine hundred and*	*Amount payable for the fifth coupon per a Bond is calculated by the following formula:* $K(5)= C(5) * N * (T(5) - T(4))/ 365/ 100$ %, *where* *K(5) - amount payable for the fifth coupon per*

(seven hundred and thirty first) day from the date of starting placement of the issue Bonds.	*thirteenth) day from the date of starting placement of the issue Bonds.*	*a Bond, rubles* *N - nominal value of a Bond, rubles* *C(5) - amount of interest rate on the 5th coupon, percent p.a.* *T(4) - commencement date of the fifth coupon period* *T(5) - end date of the fifth coupon period.* *Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).*

6. Coupon: 6 Interest rate of coupon yield on the sixth coupon is equal to interest rate of coupon yield on the first coupon.

Commencement date of coupon period on the sixth coupon of the issue shall be the 913th (nine hundred and thirteenth) day from the date of starting placement of the issue Bonds.	*End date of coupon period on the sixth coupon of the issue shall be the 1095th (one thousand and ninety fifth) day from the date of starting placement of the issue Bonds.*	*Amount payable for the sixth coupon per a Bond is calculated by the following formula:* *K(6)= C(6) * N * (T(6) - T(5))/ 365/ 100 %, where* *K(6) - amount payable for the sixth coupon per a Bond, rubles* *N - nominal value of a Bond, rubles* *C(6) - amount of interest rate on the 6th coupon, percent p.a.* *T(5) - commencement date of the sixth coupon period* *T(6) - end date of the sixth coupon period.* *Amount payable for any coupon per a Bond is calculated within the accuracy of a kopecks (round off is performed according to the rules of mathematic round off. In this case the rule of mathematic round off shall mean a round off method, when the value of a whole kopecks (whole kopecks) is not changed if the first figure following the rounded one is from 1 to 4 and is changed by increasing by one if the first figure following the rounded one is from 5 to 9).*

Coupon rate is fixed on the day of placement on the auction, is the same for all the following coupons and amounts to 12.35% per annum. Procedure of fixing coupon rate is described above in Sub-item 8.3 of the Decision on bond issue.

Payout procedure and terms for issue bond yield:

Coupon (interest) period		*Payout period (date) of coupon (interest) yield*	*Date of preparing the list of bond holders for coupon (interest) yield payment*
Commencement date	*End date*		

1. Coupon: 1

Commencement date of coupon period on the first coupon of the issue shall be the date of starting Bond placement.	*the 183rd (one hundred and eighty third) day from the date of starting placement of the issue Bonds.*	*Payout date of coupon yield on the first coupon shall be the 183rd (one hundred and eighty third) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.*	*- Bond yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 6 (sixth) business day before the payout date of Bond yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment). MICEX bond auction is suspended on the day following the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment and is resumed on the payout date of appropriate coupon yield. Final date of MICEX bond auction is the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment for the last coupon and redemption of this issue of Bonds.*
Payout procedure of coupon (interest) yield: *Bond yield for all coupons is paid to NDC bailors' accounts in currency of the RF. If Bond holder is not a NDC bailor, he/she can authorize bonders - NDC bailor to receive the sums of Bond yield payments.* *Bond yield is paid in behalf of NDC bailors as of the end of NDC transaction day preceding the 6 (sixth) business day before the payout date of Bond yield (hereinafter referred to as Date of preparing list of bonders). Obligations in relation to a bond holder included in the list of Bond holders are considered to be duly fulfilled in case of Bond alienation after the Date of preparing list of Bond holders.* *Not later than in 3 (three) business days before the payout date of Bond yield NDC provides Issuer and/or Paying agent with the list of bonders, prepared as of the Date of preparing list of bonders which includes the following information:* *a) Full name of bonders.* *b) quantity of Bonds registered on corresponding bonder's custody account* *c) location and postal address of bonder.* *d) banking account details of bonder, specifically:* *- account number*			

- individual taxpayer number of bonder
- name of bonder's bank
- correspondent account of bonder's bank
- bank identification code of bonder's bank
e) tax position of NDC bailor (resident, non-resident with permanent representation in the RF, non-resident without permanent representation in the RF, etc.)
Bonder shall check the completeness and actuality of the banking account details submitted to NDC at its option. In case of failure to submit or untimely submitting the said details to NDC, the obligations are fulfilled in relation to the person who submits claim on obligations fulfillment and who is Bond holder as of the date of presenting the claim. In this case Issuer fulfills obligations on Bonds on the basis of NDC information.
Not later than in 2 (two) days before the payout date of Bond yield Issuer transfers appropriate monetary funds to Paying agent's account.
On the basis of the list of bonders provided by Depositary, Paying agent calculates amounts of monetary funds subject to payment to every person indicated in the list of bonders authorized to receive sums of Bond yield.
On the payout date of Bond yield Paying agent transfers appropriate monetary funds to the accounts of bonders in behalf of Bond holders.
In case if one person is authorized to receive Bond yield sums by several Bond holders, total amount without separation according to each Bond holder is transferred to such person.
If date of Bond redemption falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.

2. Coupon: 2

Commencement date of coupon period on the second coupon of the issue shall be the 183rd (one hundred and eighty third) day from the date of starting placement of the issue Bonds.	*End date of coupon period on the second coupon of the issue shall be the 366th (three hundred and sixty sixth) day from the date of starting placement of the issue Bonds.*	*Payout date of coupon yield on the second coupon shall be the 366th (three hundred and sixty sixth) day from the date of starting placement of the issue Bonds.* *If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.*	*- Bond yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 6 (sixth) business day before the payout date of Bond yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment).* *MICEX bond auction is suspended on the day following the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment and is resumed on the payout date of appropriate coupon yield. Final date of*

			MICEX bond auction is the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment for the last coupon and redemption of this issue of Bonds.
Payout procedure of coupon (interest) yield: *Payout procedure of Bond yield on the second coupon is similar to the payout procedure of the first coupon.*			

3. Coupon: 3

Commencement date of coupon period on the third coupon of the issue shall be the 366th (three hundred and sixty sixth) day from the date of starting placement of the issue Bonds.	*End date of coupon period on the third coupon of the issue shall be the 549th (five hundred and forty ninth) day from the date of starting placement of the issue Bonds.*	*Payout date of coupon yield on the third coupon shall be the 549th (five hundred and forty ninth) day from the date of starting placement of the issue Bonds.* *If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.*	*- Bond yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 6 (sixth) business day before the payout date of Bond yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment).* *MICEX bond auction is suspended on the day following the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment and is resumed on the payout date of appropriate coupon yield. Final date of MICEX bond auction is the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment for the last coupon and redemption of this issue of Bonds.*
Payout procedure of coupon (interest) yield: *Payout procedure of Bond yield on the third coupon is similar to the payout procedure of the first coupon described above.*			

4. Coupon: 4

Commencement date of coupon period on the fourth coupon of the issue shall be the 549th (five hundred and forty ninth) day from the date of starting placement of the issue Bonds.	*End date of coupon period on the fourth coupon of the issue shall be the 731st (seven hundred and thirty first) day from the date of starting placement of the issue Bonds.*	*Payout date of coupon yield on the fourth coupon shall be the 731st (seven hundred and thirty first) day from the date of starting placement of the issue Bonds.* *If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.*	*- Bond yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 6 (sixth) business day before the payout date of Bond yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment).* *MICEX bond auction is suspended on the day following the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment and is resumed on the payout date of appropriate coupon yield. Final date of MICEX bond auction is the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment for the last coupon and redemption of this issue of Bonds.*

Payout procedure of coupon (interest) yield:

Payout procedure of Bond yield on the fourth coupon is similar to the payout procedure of the first coupon described above.

5. Coupon: 5

Commencement date of coupon period on the fifth coupon of the issue shall be the 731st (seven hundred and thirty first) day from the date of starting placement of the issue Bonds.	*End date of coupon period on the fifth coupon of the issue shall be the 913th (nine hundred and thirteenth) day from the date of starting placement of the issue Bonds.*	*Payout date of coupon yield on the fifth coupon shall be the 913th (nine hundred and thirteenth) day from the date of starting placement of the issue Bonds.* *If payout date of coupon yield on Bonds falls at a day*	*- Bond yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 6 (sixth) business day before the payout date of Bond yield (hereinafter referred to as Date of preparing list of Bond holders and/or*

		off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	*nominee holders for the purpose of yield payment). MICEX bond auction is suspended on the day following the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment and is resumed on the payout date of appropriate coupon yield. Final date of MICEX bond auction is the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment for the last coupon and redemption of this issue of Bonds.*

Payout procedure of coupon (interest) yield:

Payout procedure of Bond yield on the fifth coupon is similar to the payout procedure of the first coupon described above.

6. Coupon: 6

Commencement date of coupon period on the sixth coupon of the issue shall be the 913th (nine hundred and thirteenth) day from the date of starting placement of the issue Bonds.	*End date of coupon period on the sixth coupon of the issue shall be the 1095th (one thousand and ninety fifth) day from the date of starting placement of the issue Bonds.*	*Payout date of coupon yield on the sixth coupon shall be the 1095th (one thousand and ninety fifth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation*	*Bond yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 6 (sixth) business day before the payout date of Bond yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment). MICEX bond auction is suspended on the day following the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment and is resumed on the*

		in form of payment for such delay.	*payout date of appropriate coupon yield. Final date of MICEX bond auction is the date of preparing list of Bond holders and/or nominee holders for the purpose of yield payment for the last coupon and redemption of this issue of Bonds.*
Payout procedure of coupon (interest) yield: *Payout procedure of Bond yield on the sixth coupon is similar to the payout procedure of the first coupon described above.*			

Issuer pays coupon (interest) yield through paying agent.

Full name: *Moskovsky Delovoi Mir Joint-Stock Commercial Bank (Open Joint-Stock Company)*

Short name: *MDM-Bank OJSC.*

Location: *115172, Moscow City, Kotelnicheskaya quay, 33, building1.*

Postal address*: 115172, Moscow City, Kotelnicheskaya quay, 33, building1.*

Paying agent's responsibilities and functions:

Paying agent shall be obliged to:

- transfer monetary funds to the persons authorized to receive sums from Bond redemption and coupon yield – Bond holders and/or Bond nominee holders – of the amount, in terms and procedure established by Decision on issue and Prospectus of issue bonds on behalf of, at the expense of and under instructions of Issuer. Paying agent performs any transfer of monetary funds on Bonds in case if Issuer has transferred monetary funds sufficient for performing such payments to Issuer's account opened at Paying agent's bank.

- calculate sums of monetary funds subject to payment to every person authorized to receive sums from Bond redemption and coupon yield according to the procedure established by Decision on issue and Prospectus of issue bonds

- submit written reports on performed Bond Payments to Issuer according to the procedure and terms established by Contract concluded between Issuer and Paying agent.

- provide Bond holders and nominee holders with the information on amount, terms and conditions of payment on Bond coupon yield, as well as on terms and conditions of Bond redemption.

- at Issuer's request provide information received by Paying agent from Depositary in connection with exercising functions of Paying agent on Bonds of the issue.

- keep confidential information received by Paying agent in connection with its exercising functions, if this information is not accessible to the public and is not subject to disclosure according to normative acts of the RF.

Type of Bond cover: *Guarantee*

Amount of Bond cover (rubles.): *2,000,000,000 and sum of interest yield*

(16) Kind, series (type), form and other identification characteristics of paper securities
Kind of paper securities: *bonds*
Series of paper securities: *04*
Type of paper securities: *documentary bearer bonds*
Form of paper securities: *registered uncertified securities*
State registration number of securities issue: *4-19-00194-A*
Date of state registration of securities issue: *June 29, 2004*
Name of registration body which performed state registration of securities issue: *FCSM of the RF*
Date of state registration of report on results of securities issue: *October 12, 2004*
Name of registration body which performed state registration of report on results of securities issue: *FCSM of*

the RF

Quantity of paper securities of the issue: ***7,000,000 items***

Nominal value of a paper security of the issue: ***1,000 rubles***

Output of paper securities in terms of nominal value: ***7,000,000,000 rubles***

Quantity of placed paper securities of the issue: ***5,622,595 items***

Nominal value of placed paper securities of the issue: ***5,622,595,000 rubles***

Rights acquired for each paper security of the issue:

Bonds represent direct simple obligations of Tsentralnaya Telecommunikatsionnaya Companya Open Joint-Stock Company (hereinafter referred to as Issuer).

1. ***Bond holder shall have right to receive Bond nominal value within the period stipulated by Bond.***
2. ***Bond holder shall have right to receive coupon yield (interest of Bond nominal value) at the end of every coupon period.***
3. ***In case of Issuer's default on obligations on Bonds or improper fulfillment of relevant obligations (including default, technical default) according to Item 9.7. and Item 12.2. of Decision on paper security issue and Item 9.1.2. Sub-item e) and Item 9.1.2. Sub-item 3) of Prospectus of paper securities, Bond cover in the form of guarantee is stipulated. Guarantor shall be obliged to answer to Bond holders for Issuer fulfillment of obligations on Bonds on payment of Bond nominal value after Bond redemption which amounts to 7,000,000,000 (seven billion) rubles, on payment of total Bond coupon yield.***

Bond holder shall have right to submit claim to guarantor, Telecom-Terminal Limited Liability Company, according to terms of security specified in Item 12.2. of Decision on paper security issue and Item 9.1.2. Sub-item 3) of Prospectus of paper securities. When rights to Bond are transferred to a new holder (purchaser), the latter acquires all rights resulting from the guarantee. Transfer of the rights resulting from the guarantee without transfer of rights to Bond is not valid.

4. Bond holder shall have right to receive investment funds back, in case if Bond issue is recognized to be abortive or invalid.

5. Besides the listed rights, Bond holder shall have right to realize other property rights provided for by the existing legislation of the RF.

The person who provided security of this bond issue is Telecom-Terminal Limited Liability Company.

Location: *RF, 153000, Ivanovo Town, Lenina st., 13*

Postal address: *RF, 153000, Ivanovo Town, Lenina st., 13*

Individual taxpayer number: *3731033198*

Procedure and terms of security placement:

Method of placement: ***public offering***

Actual period of placement: ***from August 17, 2004 to August 18, 2004***

Quantity of actually placed paper securities according to registered report on the results of issue: ***5,622,595***

Information on obligatory central storage:

Paper securities of the issue are certified securities with obligatory central storage.

Full firm name of depositary: ***Natsionalny Depositarny Center Non-commercial Partnership***

Short firm name: *NDC*

Location: *117049, RF, Moscow City, Zhitnaya st., 12*

License number: *177-03431-000100*

Date of licensing: *December 4, 2000*

Validity of license: ***unlimited validity***

License issuer: *FCSM of the RF*

Procedure and terms of redemption of issue securities:

Bonds are redeemed by non-cash payment in rubles of the RF.

Procedure and terms of bond redemption, including redemption period.

Procedure of bond redemption:

Bonds are redeemed under instructions and at the expense of Issuer. Functions of paying agent are performed by ROSBANK Joint-Stock Commercial Bank (open joint-stock company) (hereinafter referred to as Paying agent) registered at the address: 107078, Moscow, Mashy Poryvaevoi st., 11, located at the address: 107078, Moscow, Mashy Poryvaevoi st., 11.

Issuer can appoint additional and other paying agents and cancel such appointments. Issuer's official announcement on the said measures is published according to the procedure and terms specified in Item 11 of Decision on paper security issue and Item 2.9. of Prospectus of paper securities.

Bonds are redeemed at the nominal value on the 1830th (one thousand eight hundred and thirtieth) day from the date of starting Bond placement.

If date of Bond redemption falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.

Bonds are redeemed by non-cash payment to Bond holders in currency of the RF. It is presumed that nominee holders – NDC bailors are authorized to receive sums of Bond redemption.

Bonds are redeemed in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the date of Bond redemption (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders).

Issuer fulfills obligations on Bond redemption on the basis of the list of Bond holders and/or nominee holders provided by NDC (hereinafter referred to as List of Bond holders and/or nominee holders).

NDC bailor, not authorized to receive bond redemption sums by their clients, shall deliver a list of Bond holders which should include all details indicated below for the List of Bond holders and/or nominee holders to NDC not later than on the 6 (sixth) business day before the redemption date.

In case if holders who authorize a nominee holder to receive sums of Bond redemption include non-residents and/or individuals, nominee holder should indicate the following information in the list of Bond holders in relation to such persons:

- *full title/name of Bond holder*
- *quantity of Bonds belonging to holder*
- *full name of the person authorized to receive sums of Bond redemption*
- *location (or registration – for individuals) and postal address, including post code, of Bond holder*
- *banking account details of the person authorized to receive sums of Bond redemption*
- *individual taxpayer number of Bond holder*
- *tax position of Bond holder.*

In case if Bond holder is a non-resident legal entity:

- *personal identification number– if available.*

In case if Bond holder is an individual:

- *type, number, issue date and place of Bond holder's identification document, name of issuing authority*
- *number of Bond holder's certificate on state retirement insurance (if available)*
- *individual taxpayer number of Bond holder (if available)*
- *date, month and year of Bond holder's birth.*

Obligation in relation to a bond holder included in the list of Bond holders and/or nominee holders is considered to be duly fulfilled in case of Bond alienation after the Date of preparing list of Bond holders and/or nominee holders.

In case if Bond holder's rights are taken into account by nominee holder and the latter is authorized to receive sums of Bond redemption, the person authorized to receive sums of Bond redemption shall be nominee holder.

In case if Bond holder's rights are not taken into account by nominee holder and the latter is not authorized to receive sums of Bond redemption, the person authorized to receive sums of Bond redemption shall be Bond holder.

Not later than on the 4 (forth) business day before the date of Bond redemption NDC provides Issuer and Paying agent with the list of Bond holders and/or nominee holders, prepared as of the Date of preparing list of Bond holders and/or nominee holders which includes the following information:

a) Full name of the person authorized to receive Bond redemption sums.

b) quantity of Bonds registered on bond holder's custody account or inter-depositary account Bond nominee holder authorized to receive Bond redemption sums

c) location and postal address of the person authorized to receive Bond redemption sums

d) banking account details of the person authorized to receive Bond redemption sums, specifically:

- account number

- name of the bank where the account is opened

- correspondent account of the bank where the account is opened

- bank identification code and individual taxpayer number of the bank where the account is opened.

e) individual taxpayer number of the person authorized to receive Bond redemption sums

f) tax position of the bond holder and the person authorized to receive Bond redemption sums.

Bond holders, their authorized persons, including NDC bailors, are obliged to submit the required information to NDC in time, check the completeness and actuality of the information submitted to NDC at their option and bear all risks connected with failure to submit / untimely submitting information.

In case of failure to submit or untimely submitting the said information, Issuer does not bear responsibility for untimely or undue fulfillment of obligations on Bond redemption. In this case Bond holder shall bear the risk of loss occurrence in case of untimely submitting or submitting incomplete information.

In case of failure to submit (untimely submitting) the information required for Issuer fulfilling Bond obligations to NDC, the obligations are fulfilled in relation to the person who submits claim on obligations fulfillment and who is Bond holder as of the date of presenting the claim. In this case Issuer fulfills obligations on Bonds on the basis of NDC information. In this case Issuer fulfills Bond obligations on the basis of NDC information and Issuer's obligations are considered to be completely and duly fulfilled. In case if banking account details or other information required for Issuer fulfilling Bond obligations, submitted by Bond holder or nominee holder or available to Depositary, do not allow Paying agent to transfer monetary funds in time, such delay shall not be considered to be a delay in fulfillment of Bond obligations, and Bond holder shall not have right to demand interest charge or other compensation for such delay. Issuer shall have right to demand confirmation of such information by information of Bond rights record in cases stipulated by the contract with NDC.

On the basis of the list of Bond holders and/or nominee holders submitted to NDC, Paying agent calculates amounts of monetary funds subject to payment to every person authorized to receive Bond redemption sums.

Not later than on the 3 (third) business day before the date of Bond redemption Issuer transfers appropriate monetary funds to Paying agent's account.

On the date of Bond redemption Paying agent transfers appropriate monetary funds to the accounts of persons authorized to receive Bond redemption sums in behalf of Bond holders.

In case if one person is authorized to receive Bond redemption sums by several Bond holders, total amount without separation according to each Bond holder is transferred to such person.

Redemption period of bonds of the issue:

Commencement date of redemption:

Commencement date of Bond redemption shall be the 1830th (one thousand eight hundred and thirtieth) day from the date of starting Bond placement.

End date of redemption:

Dates of start and end of Bond redemption are the same.

Form of Bond redemption:

Bonds of the issue are redeemed by non-cash payment in currency of the RF. Bond holders' choice of Bond redemption form is not stipulated.

Payout terms and procedure of Bond interest (coupon), including terms of each coupon payment:

Coupon (interest) period		Payout period (date) of coupon (interest) yield	Date of preparing the list of bond holders for coupon (interest) yield payment
Commencement date	End date		

1 Coupon: Interest rate on the first coupon is fixed on the auction on defining interest rate on the first coupon in percent p.a. on the date of starting Bond placement.

Commencement date of coupon period on the first coupon of	End date of coupon period on the first coupon of the issue	Payout date of coupon yield on the 1st coupon shall be the	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC

the issue shall be the date of starting Bond placement.	shall be the commencement date of coupon period on the second coupon which starts on the 183rd (one hundred and eighty third) day from the date of starting Bonds placement.	183rd (one hundred and eighty third) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders).

Payout procedure of coupon (interest) yield:

Paying agent pays Bond coupon yield under instruction and at the expense of Issuer. Bond coupon yield is paid in behalf of Bond holders on accounts in currency of the RF. It is presumed that nominee holders – NDC bailors are authorized to receive sums of Bond coupon yield.

Bond holders, their authorized persons, including NDC bailors, shall check the completeness and validity of the information submitted to NDC at their option. They bear all risks connected with failure to promptly submit information. In case of failure to submit (untimely submitting) the information required for Issuer fulfilling Bond obligations to NDC, the obligations are fulfilled in relation to the person who submits claim on obligations fulfillment and who is Bond holder as of the date of presenting the claim. In this case Issuer fulfills Bond obligations on the basis of NDC information and Issuer's obligations are considered to be completely and duly fulfilled. In case if banking account details or other information required for Issuer fulfilling Bond obligations, submitted by Bond holder or nominee holder or available to Depositary, do not allow Paying agent to transfer monetary funds in time, such delay shall not be considered a delay in fulfillment of Bond obligations, and Bond holder shall not have right to demand interest charge or other compensation for such delay. Issuer shall have right to demand confirmation of such information by information of Bond rights record in cases stipulated by the contract with NDC.

Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield (hereinafter referred to as Date of preparing list of Bond holders and/or nominee holders).

Issuer fulfills obligations on Bond coupon yield payment on the basis of the list of Bond holders and/or nominee holders submitted by NDC (hereinafter referred to as List of Bond holders and/or nominee holders)

NDC bailor, not authorized to receive Bond coupon yield sums by their clients, shall deliver a list of Bond holders which should include all details indicated below for the List of Bond holders and/or nominee holders to NDC not later than on the 6th (sixth) business day before the redemption date.

In case if holders who authorize a nominee holder to receive sums of Bond coupon yield include non-residents and/or individuals, nominee holder should indicate the following information in the list of Bond holders in relation to such persons:

- full title/name of Bond holder
- quantity of Bonds belonging to holder
- full name of the person authorized to receive sums of Bond coupon yield
- location (or registration – for individuals) and postal address, including post code, of Bond holder

- banking account details of the person authorized to receive sums of Bond coupon yield
- individual taxpayer number of Bond holder
- tax position of Bond holder.

In case if Bond holder is a non-resident legal entity:

- personal identification number– if available.

In case if Bond holder is an individual:

- type, number, issue date and place of Bond holder's identification document, name of issuing authority
- number of Bond holder's certificate on state retirement insurance (if available)
- individual taxpayer number of Bond holder (if available)
- date, month and year of Bond holder's birth.

Obligation in relation to a bond holder included in the list of Bond holders and/or nominee holders is considered to be duly fulfilled in case of Bond alienation after the Date of preparing list of Bond holders and/or nominee holders.

In case if Bond holder's rights are taken into account by nominee holder and the latter is authorized to receive sums of Bond coupon yield, the person authorized to receive sums of Bond coupon yield shall be nominee holder.

In case if Bond holder's rights are not taken into account by nominee holder and the latter is not authorized to receive sums of Bond coupon yield, the person authorized to receive sums of Bond coupon yield shall be Bond holder.

Not later than on the 4 (forth) business day before the payout date of Bond coupon yield Depositary provides Issuer and Paying agent with the list of Bond holders and/or nominee holders, prepared as of the Date of preparing list of Bond holders and/or nominee holders which includes the following information:

a) Full name of the person authorized to receive Bond coupon yield sums.

b) quantity of Bonds registered on bond holder's custody account or inter-depositary account Bond nominee holder authorized to receive Bond coupon yield sums

c) location and postal address of the person authorized to receive Bond coupon yield sums

d) banking account details of the person authorized to receive Bond coupon yield sums, specifically:

- account number
- name of the bank where the account is opened
- correspondent account of the bank where the account is opened
- bank identification code and individual taxpayer number of the bank where the account is opened.

e) individual taxpayer number of the person authorized to receive Bond coupon yield sums

f) tax position of the bond holder and the person authorized to receive Bond coupon yield sums.

In case of failure to submit or untimely submitting the said information to NDC by Bond holder, Issuer does not bear responsibility for untimely or undue fulfillment of obligations on Bond coupon yield payment. In this case Bond holder shall bear the risk of loss occurrence in case of untimely submitting and/or submitting incomplete information.

In case of failure to submit (untimely submitting) the information required for Issuer fulfilling Bond obligations to NDC, the obligations are fulfilled in relation to the person who submits claim on obligations fulfillment and who is Bond holder as of the date of presenting the claim. In this case Issuer fulfills obligations on Bonds on the basis of NDC information.

On the basis of the list of Bond holders and/or nominee holders submitted by Depositary, Paying agent calculates amounts of monetary funds subject to payment to every person authorized to receive Bond coupon yield sums.

Not later than on the 3rd (third) business day before the payout date of Bond coupon yield Issuer transfers appropriate monetary funds to Paying agent's account.

On the payout date of Bond coupon yield Paying agent transfers appropriate monetary funds to the accounts of persons authorized to receive Bond coupon yield sums in behalf of Bond holders.

In case if one person is authorized to receive Bond coupon yield sums by several Bond holders, total amount without separation according to each Bond holder is transferred to such person.

2 Coupon: Interest rate on the second coupon is equal to the first coupon rate.

Commencement date of the second coupon period shall be the 183rd (one hundred and eighty third) day from the date of starting Bonds placement.	End date of the second coupon period shall be the commencement date of the third coupon period which starts on the 366th (three hundred and sixty sixth) day from the date of starting Bonds placement.	Payout date of coupon yield on the 2nd coupon shall be the 366th (three hundred and sixty sixth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.
Payout procedure of coupon (interest) yield: Payout procedure of Bond yield on the second coupon is similar to the payout procedure of the first coupon.			

3 Coupon: Interest rate on the third coupon is equal to the first coupon rate.

Commencement date of the third coupon period shall be the 366th (three hundred and sixty sixth) day from the date of starting Bonds placement.	End date of the third coupon period shall be the commencement date of the fourth coupon period which starts on the 549th (five hundred and forty ninth) day from the date of starting Bonds placement.	Payout date of coupon yield on the 3rd coupon shall be the 549th (five hundred and forty ninth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.

		form of payment for such delay.	

Payout procedure of coupon (interest) yield:
Payout procedure of Bond yield on the third coupon is similar to the payout procedure of the first coupon.

4 Coupon: Interest rate on the fourth coupon is equal to the first coupon rate.

Commencement date of the fourth coupon period shall be the 549th (five hundred and forty ninth) day from the date of starting Bonds placement.	End date of the fourth coupon period shall be the commencement date of the fifth coupon period which starts on the 732nd (seven hundred and thirty second) day from the date of starting Bonds placement.	Payout date of coupon yield on the 4th coupon shall be the 732nd (seven hundred and thirty second) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.

Payout procedure of coupon (interest) yield:
Payout procedure of Bond yield on the fourth coupon is similar to the payout procedure of the first coupon.

5 Coupon: Interest rate on the fifth coupon is equal to the first coupon rate.

Commencement date of the fifth coupon period shall be the 732nd (seven hundred and thirty second) day from the date of starting Bonds placement.	End date of the fifth coupon period shall be the commencement date of the sixth coupon period which starts on the 915th (nine hundred and fifteenth) day from the date of starting Bonds placement.	Payout date of coupon yield on the 5th coupon shall be the 915th (nine hundred and fifteenth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.

		following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	

Payout procedure of coupon (interest) yield:
Payout procedure of Bond yield on the fifth coupon is similar to the payout procedure of the first coupon.

6 Coupon: Interest rate on the sixth coupon is equal to the first coupon rate.

Commencement date of the sixth coupon period shall be the 915th (nine hundred and fifteenth) day from the date of starting Bonds placement.	End date of the sixth coupon period shall be the commencement date of the seventh coupon period which starts on the 1098th (one thousand and ninety eighth) day from the date of starting Bonds placement.	Payout date of coupon yield on the 6th coupon shall be the 1098th (one thousand and ninety eighth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.

Payout procedure of coupon (interest) yield:
Payout procedure of Bond yield on the sixth coupon is similar to the payout procedure of the first coupon.

7 Coupon: Interest rate on the seventh coupon is equal to the first coupon rate.

Commencement date of the seventh coupon period shall be the 1098th (one thousand and ninety eighth) day from the date of starting Bonds placement.	End date of the seventh coupon period shall be the commencement date of the eighth coupon period which starts on the 1281st (one thousand two hundred and eighty first) day from the date of starting Bonds placement.	Payout date of coupon yield on the 7th coupon shall be the 1281st (one thousand two hundred and eighty first) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.

		holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	

Payout procedure of coupon (interest) yield:

Payout procedure of Bond yield on the seventh coupon is similar to the payout procedure of the first coupon.

8 Coupon: Interest rate on the eighth coupon is equal to the first coupon rate.

Commencement date of the eighth coupon period shall be the 1281st (one thousand two hundred and eighty first) day from the date of starting Bonds placement.	End date of the eighth coupon period shall be the commencement date of the ninth coupon period which starts on the 1464th (one thousand four hundred and sixty fourth) day from the date of starting Bonds placement.	Payout date of coupon yield on the 8th coupon shall be the 1464th (one thousand four hundred and sixty fourth) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.

Payout procedure of coupon (interest) yield:

Payout procedure of Bond yield on the eighth coupon is similar to the payout procedure of the first coupon.

9 Coupon: Interest rate on the ninth coupon is equal to the first coupon rate.

Commencement date of the ninth coupon period shall be the 1464th (one thousand four hundred and	End date of the ninth coupon period shall be the commencement date of the tenth	Payout date of coupon yield on the 9th coupon shall be the 1647th (one thousand six hundred and forty	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day

sixty fourth) day from the date of starting Bonds placement.	coupon period which starts on the 1647th (one thousand six hundred and forty seventh) day from the date of starting Bonds placement.	seventh) day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	before the payout date of Bond coupon yield.
Payout procedure of coupon (interest) yield: Payout procedure of Bond yield on the ninth coupon is similar to the payout procedure of the first coupon.			

10 Coupon: Interest rate on the tenth coupon is equal to the first coupon rate.

Commencement date of the tenth coupon period shall be the 1647th (one thousand six hundred and forty seventh) day from the date of starting Bonds placement.	End date of the tenth coupon period shall be the date of Bond redemption, the 1830th day from the date of starting Bonds placement.	Payout date of coupon yield on the 4th coupon shall be the 1830th day from the date of starting placement of the issue Bonds. If payout date of coupon yield on Bonds falls at a day off, regardless of the fact that it is a state holiday or day off for settlement operations, payment of appropriate sum is performed on the first business day following the day off. Bond holder has no right to demand interest charge or other compensation in form of payment for such delay.	Bond coupon yield is paid in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.
Payout procedure of coupon (interest) yield: Payout procedure of Bond yield on the tenth coupon is similar to the payout procedure of the first coupon.			

Date of preparing list of bond holders for fulfilling bond obligations (interest (coupon) payment, redemption): ***Issuer fulfills Bond obligations in behalf of Bond holders as of the end of NDC transaction day preceding the 7 (seventh) business day before the payout date of Bond coupon yield.***

Obligation in relation to a Bond holder included in the list of Bond holders is considered to be duly fulfilled in case of Bond alienation after the date of preparing List of Bond holders.

In case of failure to submit (untimely submitting) the information required for Issuer fulfilling Bond obligations to NDC, the obligations are fulfilled in relation to the person who submits claim on obligations fulfillment and who is Bond holder as of the date of presenting the claim. In this case Issuer fulfills obligations on Bonds on the basis of NDC information.

Issuer pays coupon (interest) yield and redeems Bonds through Paying agent.

Full name: *ROSBANK Joint-Stock Commercial Bank (open joint-stock company)*

Short name: *ROSBANK JSCB OJSC*

Location: *107078, Moscow, Mashy Poryvaevoi st., 11*

Postal address: *107078, Moscow, Mashy Poryvaevoi st., 11*

License number of credit institution: *General license for performing banking operations No. 2272*

License issue date: *January 27, 2003*

Authority issued the said license: *Central Bank of the RF (Bank of Russia)*

Paying agent's functions:

Paying agent operates on the basis of the contract on Paying agent concluded with Issuer. Under this contract:

1) Paying agent shall be obliged to transfer payments for Bond redemption, Bond coupon yield payments on behalf of and at the expense of the Issuer, as well as provide consultancy services on preparing documents required for Issuer fulfilling obligations on payment of coupon yield sums and Bond nominal value at Issuer's request.

2) Paying agent shall be obliged to notify the issuer on the performed payments within 1 (one) business day from the date of corresponding payment of coupon yield and/or Bond nominal value.

Issuer can appoint additional paying agents and cancel such appointments. Issuer's official announcement on the said measures is published according to the procedure and terms specified in Item 11 of Decision on paper security issue and Item 2.9. of Prospectus of paper securities.

Type of Bond cover: *Guarantee*

Guarantee sum is determined by the amount of Bond Issuer's monetary obligations to Bond holders on payment of Bond nominal value which amounts to 7,000,000,000 (seven billion) rubles and combined Bond coupon yield.

8.3.3. Information on securities issues under which the issuer failed to perform its obligations (default)

Issues, which paper security obligations have not been fulfilled by Issuer (default), - none.

8.4. Information on entity (entities) which provided a collateral for the bond issue

Obligations on documentary interest inconvertible bearer bonds series 03:

Type of security (method of provided security):

Guarantee

Amount of security (rubles): *2,000,000,000 and sum of interest yield*

Security terms and procedure of bond holders' realization of rights on the provided security:

Bond purchase represents bond purchaser's conclusion of a contract according to which bond issue security

is provided. When rights to a bond are transferred to a Bond purchaser, the latter acquires rights under the said contract to the extent and terms existing as of the moment of bond rights transfer. In this case written contract is considered to be observed.

Bassian Invest LLC shall be obliged to fulfill obligations on behalf of Issuer to Bond holders unless and until it is stated that Issuer can not fulfill obligations to Bond holders.

Bassian Invest LLC shall be obliged to fulfill Issuer's obligations to Bond holders, who have right to demand the Company to fulfill its obligations according to the concluded Agreement in presence of all the following conditions:

Issuer did not pay or incompletely paid coupon yield in the form of interest of Bond nominal value to Bond holders within the period set by Decision on issue and Prospectus of Bond issue

Issuer did not pay or incompletely paid Bond nominal value after its redemption within the period set by Decision on issue and Prospectus of Bond issue to Bond holders.

Presence of all the said conditions represents the fact of Issuer's non-fulfillment of its obligations to holders.

In case of the said conditions occurrence Guarantor fulfills Issuer's obligations according to the following procedure:

Bond holder or a person authorized by bond holder shall have right to submit a claim in writing on fulfilling Issuer's obligations (hereinafter referred to as Claim) to Guarantor. The said Claim shall include:

- *full name (surname, name, patronymic)of Bond holder, and full name of nominee holder in case if Bonds have been transferred to nominee holders and nominee holder is authorized to receive sums of monetary funds on Bonds payable to Bond holder*
- *quantity of Bonds belonging to Bond holder*
- *location and actual address, contact telephones of the person authorized to receive sums of monetary funds on Bonds payable to Bond holder*
- *tax position of Bond holder (resident, non-resident performing its activity through a permanent representation in the RF; non-resident receiving income not connected with permanent representation; individuals – tax residents of the RF; individuals actually staying on the territory of the RF for at least 183 days per calendar year; foreign citizen; stateless person)*
- *banking account details of the person authorized to receive sums of monetary funds on Bonds payable to Bond holder*

The following documents shall be attached to the Claim:

- *documents which confirm Bond holder's property right to the quantity of Bonds indicated in the Claim (extract from Bond holder's custody account or other similar document)*
- *document which confirms right of Bold holder's authorized person to sign the Claim on behalf of Bond holder*
- *documents which confirm Issuer's non-fulfillment or undue fulfillment of its Obligations .*

Bond holder or a person authorized by bond holder sign the claim. In this case if Bond holder or authorized person is a resident legal entity, the Claim should be signed by director and chief accountant of corresponding legal entity and sealed by the legal entity. In this case if Bond holder or authorized person is a non-resident legal entity, the Claim should be signed by director of corresponding legal entity and sealed by the legal entity, or signed by authorized representative of this legal entity.

The said Claim should be submitted to Guarantor within 6 (six) months after the date of Issuer's fulfilling obligations (end of the last day of the period if obligations fulfillment is stipulated within a definite time period).

Guarantor shall pay total nominal value of Bond belonging to the Bond holder and/or due interest (coupon yield) to corresponding Bond holder or nominee holders authorized to receive sums of monetary funds on Bonds payable to Bond holder within 1 (one) month from the date of submitting the Claim.

Obligations on documentary interest inconvertible bearer bonds series 04:

Type of security (method of provided security):

Guarantee

Amount of security (rubles): 7,***000,000,000 and sum of interest yield***

Security terms and procedure of bond holders' realization of rights on the provided security:

Provisions of Item 12.2 of Decision on security paper issue and Item 9.1.2, Sub-item 3) of Prospectus of paper securities are Guarantor's offer to conclude a contract of guarantee subject to the said conditions (hereinafter referred to as Offer).

For the purpose of ensuring due fulfillment of obligations on documentary interest inconvertible bonds series 04 with obligatory central storage, nominal value of 1,000 (one th. rubles), quantity of 7,000,000 (seven million) items (hereinafter referred to as Bonds) by Tsentralnaya Telecommunikatsionnaya Companya Open Joint-Stock (hereinafter referred to as Issuer), Guarantor hereby commits to answer to Bond purchasers (hereinafter referred to as Holders) for Issuer's fulfilling Issuer's obligations on payment of total sum of Bond nominal value after Bond redemption which amounts to 7,000,000,000 (seven billion) rubles and payment of combined Bond coupon yield (hereinafter referred to as Obligations) according to the procedure established by Decision on paper security issue and Prospectus of paper securities.

Guarantor and Issuer are jointly liable for Issuer's non-fulfillment of obligations.

Guarantor shall bear responsibility to the amount not exceeding total nominal value of Bond issue which is 7,000,000,000 (seven billion) rubles and combined coupon yield on 7,000,000 (seven million) Bonds to Bond holders. Guarantor is not responsible for compensation of Holders' law expenses for collection of debts from Issuer and other Holders' losses and/or penal sanctions caused by Issuer's non-fulfillment or undue fulfillment of obligations on payment of Bond nominal value and/or Bound coupon yield.

Guarantor is responsible for fulfillment of Issuer's Obligations in presence of all the following conditions:

- Holder or a person duly authorized by Holder has submitted a claim on fulfillment of relevant Obligation (hereinafter referred to as Claim) to Guarantor

- The Claim includes:

(a) character of non-fulfilled Issuer's Obligations to Holder

(b) amount of non-fulfilled Issuer's Obligations to Holder

(c) full firm name (surname, name, patronymic – for individual) of Holder and person authorized to receive Bond payments (in case of such appointment)

(e) location (place of residence) of Holder and person authorized to receive Bond payments (in case of such appointment)

(f) for individuals – passport series and number, date of issue, issuing authority

(g) country where Holder is a tax resident

(h) quantity of Holder's Bonds subject to payment and

(i) banking details of Holder and person authorized to receive Bond payments

- *The following documents are attached to the Claim:*

(a) a copy of extract on Holder's custody account certified by the depositary who records and attests right to Bonds, with indication of quantity of Bonds belonging to Holder

(b) in case of Claim submitting by Holder's representative, documents which confirm authority of the person submitting the Claim executed according to existing normative legal acts of the RF

The Claim is signed by Holder or person authorized to submit Claim. If the Claim is submitted by a legal entity, it should be sealed by this legal entity.

Claims can be submitted to Guarantor within the period not exceeding two years from the date of Bond redemption set in Prospectus of paper securities.

Guarantor makes relevant payments within 30 (thirty) days from the date of receiving the Claim to the account indicated in the Claim.

Bond purchase means Offer accept that is concluding a contract of guarantee between Bond purchaser and Guarantor on the foregoing conditions. The said contract of guarantee is considered to be concluded from the moment of first Bond holder acquiring rights to Bonds. In this case written contract is considered to be

observed. When rights to a Bond are transferred to a Bond purchaser, the latter acquires rights of Bond holder under the said contract to the extent and terms existing as of the moment of Bond rights transfer. Transfer of the rights resulting from the said contract without transfer of rights to Bond is not valid.

The offer is an irrevocable one.

All disputes arising in connection with this Offer and contract of guarantee concluded by accepting the Offer are solved by Arbitration court of Moscow City or a regular court of respondent's place of residence.

Legal relationship in connection with this Offer and contract of guarantee concluded by accepting the Offer are governed by the RF legislation.

Issuer's Bond obligations which fulfillment is covered by provided security:

The foregoing guarantee covers the following Issuer's Bond obligations:

- payment of total sum of Bond nominal value which amounts to 7,000,000,000 (seven billion) rubles after Bond redemption

- payment of combined Bond coupon yield according to the procedure established in Decision on paper security issue and Prospectus of paper securities.

Other conditions of security of fulfilling Bond obligations: *none*

Procedure of notification (information disclosure) on change of security conditions of fulfilling Bond obligations happened for reasons not depended by Issuer or holders of bonds with security:

Issuer's official notification on change of security conditions of fulfilling Bond obligations happened for reasons not depended by Issuer or holders of bonds with security is published according to procedure and terms specified in Item 11 of Decision on paper security issue and Item 2.9. Prospectus of paper securities.

Bond with security provides its holder with all rights resulting from this security.

When rights to a bond with security are transferred to a new holder (purchaser), the latter acquires all rights resulting from this security.

Transfer of the rights resulting from provided security without transfer of rights to the bond is not valid.

8.5. Information on the organizations keeping records of rights on the securities issued by the issuer

Registrar:

Name: *Registrator-Svyaz Closed joint-Stock Company*

Short name: *Registrator-Svyaz CJSC*

Location: *107078, Moscow City, Kalanchevskaya st., 15 A, POB 45*

Tel.: *(095) 933-42-21* Fax: *(095) 933-42-21*

E-mail: *regsw@asvt.ru*

License:

Registrar license number for performing activity on keeping register of security holders: *10-000-1-00258*

Date of issue: *October 1, 2002*

Duration: *non stipulated*

Issuing authority: *Federal Committee on Security Market*

Date from which the said registrar keeps register of inscribed securities of the issuer: *03.05.2000*

Depositary performs central storage of the following paper securities:

1. Certificate of documentary interest inconvertible bearer bonds series 02 with obligatory central storage. State registration number of the issue - 4-02-00194-A dated June 25, 2002, total quantity of issued bonds – 600,000 bonds with nominal value of 1,000 (one thousand) rubles per a bond and total nominal value of 600,000,000 rubles.

2. Certificate of documentary interest inconvertible bearer bonds series 03 with obligatory central storage. State registration number of the issue - 4-18-00194-A dated August 1, 2003, total quantity of issued bonds – 2,000,000 bonds with nominal value of 1,000 (one thousand) rubles per a bond and total nominal value of 2,000,000,000 rubles.

3. Certificate of documentary interest inconvertible bearer bonds series 04 with obligatory central storage.

State registration number of the issue - 4-19-00194-A dated June 29, 2004, total quantity of issued bonds – 5,622,595 bonds with nominal value of 1,000 (one thousand) rubles per a bond and total nominal value of 5,622,595,000 rubles.

Depositary which performs central storage of issuer's paper securities:
Name: *Natsionalny Depositarny Center Non-commercial Partnership*
Short firm name: *NDC*
Location: ***Russia, Moscow City, Sredny Kislovsky side-st., 1/13, building 4***
Postal address: ***103009, Moscow City, Sredny Kislovsky side-st., 1/13, building 4***
Tel.: *(095) 956-27-89,956-27-90* Fax: *(095)956-0938*
E-mail: ***none***
License:
License number of professional member of security market for performing depositary activity: ***177-03431-000100***
Date of issue: *December 4, 2000*
Duration: ***not limited***
Issuing authority: *FCSM of Russia*
Date of starting activity: *November 12, 2001*

8.7. Information on legal acts regulating import-export of capital that may affect payment of dividend, interest and other funds to nonresidents.

1. RSFSR Law dated June 6, 1991 *On investment activity in RSFSR* (with amendments dated June 19, 1995 No. 89-FZ, dated February 25, 1999 No. 39-FZ, dated January 10, 2003 No. 15-FZ).
2. Federal Law dated July 9, 1999 No. 160-FZ *On foreign investments in the RF* (Federal Laws edition dated March 21, 2002 No. 31-FZ, dated July 25, 2002 No. 117-FZ, dated December 8, 2003 No. 169-FZ).
3. Federal Law dated April 22, 1996 No. 39-FZ *On security market* (Federal Laws edition dated November 26, 1998 No. 182-FZ, dated July 8, 1999 No. 139-FZ, dated August 7, 2001 No. 121-FZ, dated December 28, 2002 No. 185-FZ, dated June 29, 2004 No. 58-FZ, dated July 28, 2004 No. 89-FZ).
4. RF Law dated October 9, 1992 No. 3615-1 *On currency regulation and currency control* (Federal Laws edition dated December 29, 1998 No. 192-FZ, dated 05.07.1999 No. 128-FZ, dated May 31, 2001 No. 72-FZ, dated August 8, 2001 No. 130-FZ, dated December 30, 2001 No. 196-FZ, dated December 31, 2002 No. 187-FZ, dated February 27, 2003 No. 28-FZ, dated July 7, 2003 No. 116-FZ, dated December 10, 2003 No. 173-FZ).
5. Federal Law dated December 10, 2003 No. 173-FZ *On currency regulation and currency control* (Federal Law edition dated June 29, 2004 No. 58-FZ).
6. Decree of the President of the RF dated June 10, 1994 No. 1184 *On improvement of bank system work of the RF* (Decree edition of the President of the RF dated April 27, 1995 No. 419).
7. Instruction of Central Bank of the RF dated June 7, 2004 No. 116-И *On types of residents' and non-residents' special accounts* (Instruction edition of Central Bank of the RF dated December 16, 2004 No. 1529-У).
8. Instruction of Central Bank of the RF dated June 15, 2004 No. 117-И *On procedure of providing authorized banks with documents and information by residents and non-residents while performing currency operations, procedure of authorized banks recording currency operations and preparing operation ID.*
9. Regulations for procedure of authorized banks re-establishing non-residents' accounts of *C* type opened in authorized banks in connection with adoption of Instruction of Central Bank of the RF dated June 7, 2004 No. 116-И *On types of residents' and non-residents' special accounts*, adopted by Central Bank of the RF on June 15, 2004 No. 260-П.
10. Instruction of Central Bank of the RF dated December 28, 2000 No. 96-И *On non-residents' special accounts of C type* (Instruction edition of Central Bank of the RF dated February 25, 2003 No. 1253-У, dated August 13, 2003 No. 1319-У).
11. Instruction of Central Bank of Russia dated July 2, 2001 No. 991-У *On list of paper securities, operations with which are performed by non- residents using non-residents' special accounts of C type.*
12. International double taxation agreements of the RF.
13. Other legislative acts of the RF.

8.8. Taxation of income incurred on placed and to be placed issued securities

Taxation of income received from share holding in organization in the form of dividends.

Taxation of income from placed and placing issuing paper securities of Issuer is governed by the Tax Code of the RF (hereinafter referred to as TC), as well as other normative legal acts of the RF adopted in compliance with the Tax Code of the RF.

TAX RATES

	Legal entities		Individuals	
Type of income	Residents	Non-residents	Residents	Non-residents
Coupon yield	24% (of which: federal budget – 6,5% constituent entity budget – 17,5%	20%	13%	30%
Income from conversion of securities	24% (of which: federal budget – 5% constituent entity budget – 17% local budget– 2%)	20%	13%	30%
Income in the form of dividends	9%	15%	9%	30%

TAXATION PROCEDURE FOR INDIVIDUALS

Type of income – income tax.

Income form sources in the RF includes:

- dividends and interests received from Russian organizations, as well as interests received from Russian individual enterprisers and (or) foreign organizations in connection with activity of their permanent representations in RF
- income from conversion of shares or other paper securities in RF, as well as partnership shares in organization registered capital.

Tax base.

Taxpayer's income received in form of material benefit is material benefit received from paper security purchase. Tax base is defined as exceeding of taxpayer's actual gross expenditures for paper securities purchase by paper securities market value, defined on the basis of fluctuation limits of paper securities market value. Procedure of defining paper securities market value and fluctuation limits of paper securities market value is established by a federal authority regulating security market.

While defining tax base on income from securities business income received from the following operations shall be taken into account:

- purchase and sale of paper securities marketable on organized security market
- purchase and sale of paper securities non-marketable on organized security market.

Income (loss) from purchase and sale of paper securities is defined as difference between the sum of income received from conversion of securities and documented expenses for paper securities purchase, marketing and storage actually performed by taxpayer, or property withholdings decreasing income from purchase and sale transaction.

The said expenses include:

- sums paid to seller according to contract
- payment for depositary's services
- commitment fees to professional members of security market, discount paid (repaid) to management company of unit investment trust while investor's sale (redemption) of investment share of unit investment

trust, defined according to the procedure established by the legislation of the RF on investment funds

- bourse tax (fee)
- payment for registrar's services
- other expenses directly connected with purchase, sale and storage of paper securities, incurred for services provided by professional members of security market within the limits of their professional activity.

Income (loss) from purchase and sale of paper securities marketable on organized security market increases (decreases) by amount of interest paid for usage of monetary funds attracted for performing transaction of paper securities purchase and sale within the limits of sums calculated on the basis of current refinance rate of Central Bank of the RF.

Loss amount on operations with paper securities marketable on organized security market is defined on the basis of fluctuation limits of paper securities market value.

Paper securities marketable on organized security market include paper securities accepted for circulation by sale organizers having license of federal authority which regulates security market,

Market rate of a paper security, including share of unit investment trust marketable on organized security market means a weighted average price of paper security on transactions performed within a selling day through sale organizer. If transactions are performed at the same price through two or more sale organizers, taxpayer have right to choose paper security market rate fixed by one of sale organizers at his/her option. In case if sale organizer does not calculate weighted average price, weighted average price shall be half sum of minimal and maximal price of transactions performed within a selling day through this sale organizer.

Tax base is separately defined for each operation.

Income (loss) from purchase and sale operations of paper securities is calculated as a sum of income from all transactions with paper securities of relevant category performed within a tax period after deduction of sum of losses.

If taxpayer's expenses for purchase, marketing and storage of paper securities can not be directly referred to expenses for purchase, marketing and storage of specific paper securities, the said expenses are divided in proportion to cost estimate of paper securities to which the said expenses are referred. Cost estimate of paper securities is defined as of the date of incurring these expenses.

In case if taxpayer's expenses can not be confirmed by documents, he/she shall have right to realize property tax exemption envisaged by the first paragraph, Sub-item 1, Item 1, Article 220 TC. Property tax exemption or deduction to the amount of actually made and documented expenses is provided to a taxpayer while calculating and paying taxes to budget at income payment source (broker, beneficial owner, management company performing trust management of property which is included in unit investment trust, or other person performing operations in behalf of taxpayer under agency contract or other similar contract) or at the end of tax period while submitting tax return to a taxation body.

If tax calculation and payment are made by income payment source (broker, beneficial owner, management company performing trust management of property which is included in unit investment trust, or other person performing operations in behalf of taxpayer under agency contract or other similar contract) within a tax period, property tax exemption is provided by the income payment source with possibility of further recalculation at the end of tax period while submitting tax return to a taxation body.

If there are several income payment sources, property tax exemption is provided only by the income payment source at taxpayer's option.

Tax base of purchase and sale operations of paper securities (investment share redemption of unit investment trust) is defined as income received from operations with paper securities within a tax period.

Losses on operations with paper securities marketable on organized security market received as a result of the said operations performed within tax period decrease tax base of purchase and sale operations of paper securities of this category.

Income from purchase and sale operations with paper securities non-marketable on organized security market which met the requirements set for paper securities marketable on organized security market as for the purchase date can be decreased to the amount of losses on purchase and sale operations with paper securities marketable on organized security market received within tax period.

Date of actual acquisition of income:

- date of income payment, including income transfer to taxpayer's banking accounts or accounts of third parties on his/her instruction – acquisition of income in monetary form
- date of paper securities purchase - acquisition of income in form of material benefit.

Tax base of purchase and sale operations of paper securities and operations with financial instruments of futures transactions is defined at the end of tax period. Calculation and payment of tax sum is made by a fiscal agent at the end of tax period or while paying monetary funds to a taxpayer before the end of tax period.

Fiscal agents are Russian organizations from which or as a result of cooperation with which taxpayer received income. Fiscal agents are obliged to calculate, deduct tax from taxpayer's pay and pay tax amount. In case if income payment source is a person performing operations in behalf of taxpayer under agency contract or other similar contract, functions of fiscal agent are performed by the person actually paying income to a taxpayer.

If fiscal agent pays monetary funds to a taxpayer before the end of tax period, the tax is paid from the part of income defined according to the present article which corresponds to actual sum of paid monetary funds. Part of income is calculated as a product of total income sum by proportion of payment sum and cost value of paper securities defined as of the payment date of monetary funds on which the fiscal agent acts as a broker. If monetary funds are paid to a taxpayer more often than once per tax period, tax sum is calculated on an accrual basis with deduction of previously paid tax amounts.

Cost value of paper securities is defined on the basis of actually made and documented expenses for their purchase.

Monetary funds payment means payment of cash monetary funds, transfer of monetary funds to individual's banking account or account of a third party on individual's instruction.

If income payment source can not deduct calculated tax amount from a taxpayer, fiscal agent (broker, beneficial owner, management company performing trust management of property which is included in unit investment trust, or other person performing operations in behalf of taxpayer under agency contract or other similar contract) shall notify taxation body of registration place on failure of the said deduction and taxpayer's outstanding amount in written form within a month from the date of this condition occurrence. In this case tax payment is maid according to Article 228 TC.

TAXATION PROCEDURE FOR LEGAL ENTITIES

Type of income – income tax.

Income includes:

- earnings from property rights realization (proceeds)
- non-operating gains in form of interest on paper securities and other debt commitments and/or equity participation in other organizations.

Tax base.

Taxpayer's income from operations on sale or other disposal of paper securities (including redemption) is defined on the basis of price of sale or other disposal of paper securities, s well as sum of accumulated interest (coupon) income paid to taxpayer by purchaser and sum of interest (coupon) income paid taxpayer by issuer. In this case taxpayer's income from sale or other disposal of paper securities does not include sums of interest (coupon) income previously included while taxing.

Expenses for sale (other disposal) of paper securities are defined on the basis of purchase price of a paper security (including expenses for its purchase), expenses for its sale, Discount amount of investment shares estimated value, sum of accumulated interest (coupon) income paid by taxpayer to paper security seller. In this case expenses do not include sums of interest (coupon) income previously included while taxing.

Interest under contracts on credit, loan and other similar contracts, other debt commitments (including paper securities) is taken into account as of the date of income (expenditure) recognition according to Article 328 of the Tax Code of the RF.

Date of recognizing income and expenditure on bond operations is the date of selling the said bonds according to Article 329 of the Tax Code of the RF.

Paper securities are recognized to by securities marketable on organized security market if all the following requirements are met:

1) if they are accepted for circulation at least by one sale organizer who have right to this according to the national legislation

2) if information on their prices (rates) is published by mass media (including electronic one) or can be provided to any interested person by sale organizer or other authorized person within three years from the date of performing operation with paper securities

3) if market rate is calculated on them, if it is provided for by relevant national legislation.

For the purpose of tax assessment market price of paper securities marketable on organized security market shall be the actual price of sale or other disposal of paper securities, if this price is in the interval between minimal and maximal prices (price interval) of transactions with the said paper security registered by sale organizer on security market as of the date of performing relevant transaction. In case of selling paper securities marketable on organized security market at the price lower than minimal transaction price on security market, minimal transaction price on security market is taken for defining finance result.

Accumulated interest (coupon) income shall mean a part of interest (coupon) income which payment is stipulated by issue conditions of this paper security, calculated in proportion to quantity of days passed from the issue date of paper security or payout date of previous coupon yield to the date of performing transaction (date of paper security transfer).

For the purpose of tax assessment market price of paper securities non-marketable on organized security market shall be the actual price of sale or other disposal of paper securities if at least one of the following requirements is met:

1) if actual price of relevant transaction is in the price interval of similar (identical, uniform) paper security registered by sale organizer on security market as of the date of performing transaction or the date of nearest auction taken place before the day of performing relevant transaction, if sale organizer held auction on these paper security at least once within last 12 months

2) if deviation of actual price of relevant transaction is within 20 per cents towards increase or decrease of weighted average price of similar (identical, uniform) paper security calculated by sale organizer on security market according to established rules on auction results as of the date of performing transaction or the date of nearest auction taken place before the day of performing relevant transaction, if sale organizer held auction on these paper security at least once within last 12 months

Income of taxpayer – shareholder selling shares received due to increase of registered capital of a joint-stock company is defined as a difference between sale price and initial paid shares value corrected on the basis of change of shares quantity as a result of increase of registered capital.

Tax base on operations with paper securities is separately defined by a taxpayer, except for the tax base on operations with paper securities defined by professional members of security market. In this case taxpayers (except for professional members of security market performing dealer activity) define tax base on operations with paper securities marketable on organized security market separately from tax base on operations with paper securities non-marketable on organized security market.

While sale of other disposal of paper securities, value of withdrawn issuing paper securities is made according to method of cost of first acquired paper securities (FIFO), value of withdrawn non-issuing paper securities – on the basis of actual value of each paper security.

Taxpayers, received loss (losses) from operations with paper securities within the previous tax period or previous tax periods, shall have right to decrease tax base of operations with paper securities in the accounting (tax) period (carry over the said losses) according to the procedure and terms established by Article 283 TC.

In this case losses from operations with paper securities non-marketable on organized security market received within the previous tax period (previous tax periods) can be referred to decrease of tax base of operations with these paper securities in the accounting (tax) period. Losses from operations with paper securities marketable on organized security market received within the previous tax period (previous tax periods) can be referred to decrease of tax base of operations on selling paper securities of this category.

Within tax period carrying over losses from operations with paper securities marketable on organized security market and paper securities non-marketable on organized security market sustained in relevant accounting period is performed separately according to the said paper security categories within the limits of income received from operations with such paper securities.

In case if recipient of interest income from debt commitments of any type, including participating bond and convertible bonds, is a foreign organization not performing activity in RF through its permanent representation, fiscal agent calculates and withdraws tax on such income. In this case if income payment source is a person performing operations in behalf of taxpayer under agency contract or other similar contract, functions of a fiscal agent are performed by the person actually paying income to a foreign organization not performing activity through its permanent representation in RF.

In case of fiscal agent's payment of income which is levied by tax at lower rates in the RF according to international contracts (agreements) to a foreign organization, fiscal agent calculates and withdraws tax amount on the income at relevant lower rates, if foreign organization submits confirmation envisaged by Item 1 Article

312 TC RF to fiscal agent. In this case of Russian banks payment of income on operations with foreign banks, confirmation of the fact that the foreign bank is permanently located on the territory of state, which has concluded an international contract (agreement) governing tax questions with RF, is not required, if the location is confirmed by information of public information books.

Tax amount on income from equity participation in organizations activity (dividends) is defined on the basis of the following provisions.

If taxpayer's income source is a foreign company, tax amount in relation to received dividends is defined by taxpayer at its option on the basis of the sum of received dividends and rate of 15 %.

In this case taxpayers receiving dividends from a foreign company, including through permanent representation of foreign company in the RF, have no right to decrease tax amount calculated according to Article 275 TC RF by the tax amount calculated and paid on the territory of source location unless otherwise provided for by an international contract.

If taxpayer's income source is a Russian company, the said organization shall be a fiscal agent and it levies tax on the basis of provisions of Item 2 Article 275 TC RF.

In this case tax amount subject to income retention of taxpayer - recipient of dividends is calculated by fiscal agent on the basis of total tax sum calculated according to the procedure established by Item 2 Article 275 TC RF and each shareholder's part of total dividends sum.

Total tax amount is calculated as product of tax rate of 9% by difference between sum of dividends subject to division among shareholders (participants) in current tax period diminished by sum of dividends subject to payment by fiscal agent according to Item 3 Article 275 TC RF in current tax period and sum of dividends received by the fiscal agent in current accounting (tax) period and previous accounting (tax) period, if these sums have not been previously taken into account while defining taxable income in form of dividends. In case if the received difference is negative, there is liability to pay taxes and compensation from budget is not carried out.

In case if Russian organization – fiscal agent pays dividends to a foreign organization and (or) individual non-resident of the RF, tax base on each payment of taxpayer - recipient of dividends is calculated as a sum of paid dividends. The rate of 15% or 30% is applied to it.

8.9. Declared (accrued) and paid dividends on the issuer shares, income on the issuer bonds

Category of stock: *ordinary registered uncertified stock*

Accounting period for which the stated dividends are paid (were paid)	*2000*	*2001*	*2002*	***2003***	***2004***
Amount of stated (accrued) dividends per a share, rubles	*33.05*	*0.026*	*0.096052*	***0.124867***	***0.0630084***
Amount of stated (accrued) dividends for the whole stock, rubles	*14925413.05*	*11741626.2*	*151570712.32*	***197040979.216211***	***99 428 thousand. rubles***
Name of issuer's management body which took decision (declared) on dividends payment on issuer's stock	*Annual general meeting*	*Annual general meeting*	*Annual general meeting*	***Annual general meeting***	***Annual general meeting***

Date of holding meeting (session) of issuer's management body when the decision on dividends payment (declaration) was made. *Date and number of records of meeting (session) of issuer's management body when the decision on dividends payment (declaration) was made.*	*June 1, 2001* *Minutes No.7 dated June 1, 2001*	*June 5, 2002* *Minutes No.9 dated June 5, 2002*	*June 24, 2003* *Minutes No.11 dated June 24, 2003*	***June 11, 2004*** ***Minutes No. 12 dated June 11, 2004***	***June 30, 2005*** ***Minutes No. 13*** ***dated June 30, 2005***
Period for paying the stated dividends on issuer's stock	*within the financial year when the decision on dividends payment was made*	*within the financial year when the decision on dividends payment was made*	*Before December 31, 2003*	***Before December 31, 2004***	***Before December 31, 2005***
Form and other terms of paying the stated dividends on issuer's stock	*Monetary form*	*Monetary form*	*Monetary form*	***Monetary form***	***Monetary form***
Total dividend amount paid on all ordinary stock, rubles	*14635470.08*	*11687712.00*	*151046539.79*	***196058926.91***	***0***

Sum of paid dividends is indicated with application of retained tax

*for 2000-2003 dividends on ordinary stock are **not completely paid due to the following reasons: no correct** banking details, non-appearance of shareholders, **invalid banking details of shareholders.***

Preference registered uncertified stock of B type

Accounting period for which the stated dividends are paid (were paid)	*2000*	*2001*
Amount of stated (accrued) dividends per a share, rubles	*70.94*	*0.038*
Amount of stated (accrued) dividends for the whole stock, rubles	*877669.68*	*470136*
Name of issuer's management body which took decision (declared) on dividends payment on issuer's stock	*Annual general meeting*	***Annual general meeting***

Date of holding meeting (session) of issuer's management body when the decision on dividends payment (declaration) was made. *Date and number of records of meeting (session) of issuer's management body when the decision on dividends payment (declaration) was made.*	*June 1, 2001* *Minutes No.7 dated June 1, 2001*	*June 5, 2002* *Minutes No.9 dated June 5, 2002*
Period for paying the stated dividends on issuer's stock	*within a month after the date of making decision on dividends payment*	*within a month after the date of making decision on dividends payment*
Form and other terms of paying the stated dividends on issuer's stock	*Monetary form*	*Monetary form*
Total dividend amount paid on all preference stock of B type, rubles	*877669.68*	*470136.00*

Preference registered uncertified stock of A type

Accounting period for which the stated dividends are paid (were paid)	*2000*	*2001*	*2002*	*2003*	*2004*
Amount of stated (accrued) dividends per a share, rubles	*141.89*	*0.077*	*0.206143*	*0.285662*	*0.0756115*
Amount of stated (accrued) dividends for the whole stock, rubles	*21944423.6 2*	*11908666*	*10842973 8.3*	*150 256 161.518164*	*39771 thousand rubles*
Name of issuer's management body which took decision (declared) on dividends payment on issuer's stock	*Annual general meeting*	*Annual general meeting*	*Annual general meeting*	*Annual general meeting*	*Annual general meeting*

Date of holding meeting (session) of issuer's management body when the decision on dividends payment (declaration) was made. *Date and number of records of meeting (session) of issuer's management body when the decision on dividends payment (declaration) was made.*	*June 1, 2001* *Minutes No.7 dated June 1, 2001*	*June 5, 2002* *Minutes No.9 dated June 5, 2002*	*June 24, 2003* *Minutes No.11 dated June 24, 2003*	*June, 11 2004* *Minutes No. 12 dated June 11, 2004*	*June 30, 2005* *Minutes No.13 dated June 30, 2005*
Period for paying the stated dividends on issuer's stock	*within two months after the date of making decision on dividends payment*	*within two months after the date of making decision on dividends payment*	*Before August 23, 2003*	*Before August 10, 2004*	*Before August 29, 2005*
Form and other terms of paying the stated dividends on issuer's stock	*Monetary form*	*Monetary form*	*Monetary form*	*Monetary form*	*Monetary form*
Total dividend amount paid on all preference stock of A type, rubles	*21415471.89*	*18817700.54*	*107424372.20*	*148218720.73*	*0*

The indicated dividends sums are calculated with application of retained tax.

for 2000-2003 dividends on preference stock are not completely paid due to the following reasons: no correct banking details, non-appearance of shareholders, invalid banking details of shareholders

Income on issuer's bonds.

1. Kind, series (type), form and other identification characteristics of paper securities:

Kind: *bonds*
Series: *01*
Type: *interest bearing bonds*
Form of paper securities: *certified bearer securities*
Registration number: *4-01-00194-A*

Date of state registration of security issue: ***17.10.2001***
Date of state registration of report on results of securities issue: ***December 10, 2001***
Authority which performed state registration of securities issue: ***FCSM of Russia***
Quantity of paper securities of the issue: ***600 000***
Nominal value of a paper security of the issue (rubles): ***1 000***
Output of paper securities in terms of nominal value (rubles): ***600 000 000***
Type of income: ***coupon yield***

Income amount subject to payment on bonds of the issuer, per a bond: ***57.26 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***34 356 000 rubles***
Payout period of bond yield of the issue: ***one day***
Form and other terms of paying bond yield of the issue: ***monetary funds***
Accounting period for which bond yield of the issue is paid: ***Q2 2002***
Total income amount paid for all bonds of the issue in the Q2 2002: ***34 356 000 rubles***
Income amount subject to payment on bonds of the issuer, per a bond: ***53.6 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***32 160 000 rubles***
Payout period of bond yield of the issue: ***one day***
Form and other terms of paying bond yield of the issue: ***monetary funds***
Accounting period for which bond yield of the issue is paid: ***Q2 2002***
Total income amount paid for all bonds of the issue in the Q2 2002: ***32 160 000 rubles***

Income amount subject to payment on bonds of the issuer, per a bond: ***102.22 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***61 332 000 rubles***
Payout period of bond yield of the issue: ***one day***
Form and other terms of paying bond yield of the issue: ***monetary funds***
Accounting period for which bond yield of the issue is paid: ***Q4 2002***
Total income amount paid for all bonds of the issue in the Q4 2002: ***61 332 000 rubles***

Income amount subject to payment on bonds of the issuer, per a bond: ***89.75 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***53 850 000 rubles***
Payout period of bond yield of the issue: ***one day***
Form and other terms of paying bond yield of the issue: ***monetary funds***
Accounting period for which bond yield of the issue is paid: ***Q2 2003***
Total income amount paid for all bonds of the issue in the Q2 2003: ***53 850 000 rubles***

Income amount subject to payment on bonds of the issuer, per a bond: ***89.75 rubles***
Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***53 850 000 rubles***
Payout period of bond yield of the issue: ***one day***
Form and other terms of paying bond yield of the issue: ***monetary funds***
Accounting period for which bond yield of the issue is paid: ***Q4 2003***
Total income amount paid for all bonds of the issue in the Q4 2003: ***53 850 000 rubles***

2. Kind, series (type), form and other identification characteristics of paper securities:

Kind: ***bonds***
Series: ***02***
Type: ***interest bearing bonds***
Form of paper securities: ***certified bearer securities***
State registration number: ***4-02-00194-A***

Date of state registration: *25.06.2002*

Authority which performed state registration of securities issue: ***FCSM of Russia***

Date of state registration of report on results of securities issue: ***15.08.2002***

Authority which performed state registration of securities issue and report on results of securities issue: ***FCSM of Russia***

Quantity of paper securities of the issue: *600 000*

Nominal value of a paper security of the issue (rubles): *1 000*

Output of paper securities in terms of nominal value (rubles): ***600 000 000***

Type of income: *coupon yield*

Income amount subject to payment on bonds of the issuer, per a bond: ***49.86 rubles***

Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***29 916 000 rubles***

Payout period of bond yield of the issue: ***one day***

Form and other terms of paying bond yield of the issue: ***monetary funds***

Accounting period for which bond yield of the issue is paid: ***Q4 2002***

Total income amount paid for all bonds of the issue in the Q4 2002: ***29 916 000 rubles***

Income amount subject to payment on bonds of the issuer, per a bond: ***99.73 rubles***

Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***59 838 000 rubles***

Payout period of bond yield of the issue: ***one day***

Form and other terms of paying bond yield of the issue: ***monetary funds***

Accounting period for which bond yield of the issue is paid: ***Q2 2003***

Total income amount paid for all bonds of the issue in the Q2 2003: ***59 838 000 rubles***

Income amount subject to payment on bonds of the issuer, per a bond: ***90.25 rubles***

Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***54 150 000 rubles***

Payout period of bond yield of the issue: ***one day***

Form and other terms of paying bond yield of the issue: ***monetary funds***

Accounting period for which bond yield of the issue is paid: ***Q4 2003***

Total income amount paid for all bonds of the issue in the Q4 2003: ***54 150 000 rubles***

Income amount subject to payment on bonds of the issuer, per a bond: ***89.75 rubles***

Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***53 850 000 rubles***

Payout period of bond yield of the issue: ***one day***

Form and other terms of paying bond yield of the issue: ***monetary funds***

Accounting period for which bond yield of the issue is paid: ***2Q2004***

Total income amount paid for all bonds of the issue in the 2Q2004: ***53,850,000 rubles***

Income amount subject to payment on bonds of the issuer, per a bond: ***80.22 rubles***

Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***48,132,000 rubles***

Payout period of bond yield of the issue: ***one day***

Form and other terms of paying bond yield of the issue: ***monetary funds***

Accounting period for which bond yield of the issue is paid: ***Q4 2004***

Total income amount paid for all bonds of the issue in the Q4 2004: ***48 132 000 rubles***

3. Kind, series (type), form and other identification characteristics of paper securities:

Kind of paper securities: *bonds*

Bond series: *2-И*

Type: *interest bearing bonds*

Bond form: *registered uncertified bonds*

State registration number of securities issue: ***4-15-00194-A***

Date of state registration: ***1October 1, 2002***

Date of state registration of report on results of securities issue: ***14.01.2003***

Quantity of bonds of the issue: ***212 701 items***

Nominal value of a bond of the issue: ***50 rubles***

Output of bonds in terms of nominal value: ***10 635 050 rubles***

Type of income paid on bonds of the issue: ***interest***

Income amount subject to payment on bonds of the issuer in terms of money, per a bond: ***1 ruble***

Income amount subject to payment on bonds of the issuer in terms of money, for all bonds of the issue: ***212 661 rubles***

Payout period of bond yield of the issue: ***not established by Decision on paper securities issue***

Form and other terms of paying bond yield of the issue: ***monetary funds***

Period for which bond yield of the issue was paid (is paid): ***2002***

Obligations fulfillment:

Every bond holder shall have right to demand receipt of interest yield of 2 (two) per cent per annum of bond nominal value at the end of every calendar year. Bond holder included in register of this type bond holders as of January 1 of every year within the period of bond maturity shall have right to receive interests. End date of fulfilling obligations on payment of coupon yield is not established by Decision on paper securities issue.

Income paid on registered uncertified bonds of OJSC CenterTelecom series 2 –И – 42 712.00 rubles.

Reason:

- Low level of paper security holders' appearance to issuer's office for receipt of interest yield on the said bonds, in spite of timely placement of relevant information in mass media. OJSC CenterTelecom bond loan series 2 –И is a "telephone" one, and the main purpose of bond holders is not receipt of interest yield which is fully kept, but providing access to telephone network.

Total income amount paid for all bonds of the issue in 2002: ***42 712 rubles***

Income amount subject to payment on bonds of the issuer in terms of money, per a bond: ***1 ruble***

Income amount subject to payment on bonds of the issuer in terms of money, for all bonds of the issue: ***212 161 rubles***

Payout period of bond yield of the issue: ***not established by Decision on paper securities issue***

Form and other terms of paying bond yield of the issue: ***monetary funds***

Period for which bond yield of the issue was paid (is paid): ***2003***

Obligations fulfillment:

Every bond holder shall have right to demand receipt of interest yield of 2 (two) per cent per annum of bond nominal value at the end of every calendar year. Bond holder included in register of this type bond holders as of January 1 of every year within the period of bond maturity shall have right to receive interests. End date of fulfilling obligations on payment of coupon yield is not established by Decision on paper securities issue.

Income paid on registered uncertified bonds of OJSC CenterTelecom series 2 –И as of April 28, 2004 – 17 512.00 rubles.

Reason:

- Low level of paper security holders' appearance to issuer's office for receipt of interest yield on the said bonds, in spite of timely placement of relevant information in mass media. OJSC CenterTelecom bond loan series 2 –И is a "telephone" one, and the main purpose of bond holders is not receipt of interest yield which is fully kept, but providing access to telephone network.

Total income amount paid for all bonds of the issue in 2003: ***17 512 rubles***

Income amount subject to payment on bonds of the issuer in terms of money, per a bond: ***1 ruble***

Income amount subject to payment on bonds of the issuer in terms of money, for all bonds of the issue: ***212 641 rubles***

Payout period of bond yield of the issue: ***not established by Decision on paper securities issue***

Form and other terms of paying bond yield of the issue: ***monetary funds***

Period for which bond yield of the issue was paid (is paid): ***2004***

Obligations fulfillment:

Every bond holder shall have right to demand receipt of interest yield of 2 (two) per cent per annum of bond nominal value at the end of every calendar year. Bond holder included in register of this type bond holders as of January 1 of every year within the period of bond maturity shall have right to receive interests. End date of fulfilling obligations on payment of coupon yield is not established by Decision on paper securities issue.

Income paid on registered uncertified bonds of OJSC CenterTelecom series 2 –И as of January 31, 2005 – 4 661.00 (four thousand six hundred and sixty one) rubles 00 kopecks.

Reason:

> ***Low level of paper security holders' appearance to issuer's office for receipt of interest yield on the said bonds, in spite of timely placement of relevant information in mass media. OJSC CenterTelecom bond loan series 2 –И is a "telephone" one, and the main purpose of bond holders is not receipt of interest yield which is fully kept, but providing access to telephone network.***

Total income amount paid for all bonds of the issue in 2004: ***4 661.00 (four thousand six hundred and sixty one) rubles 00 kopecks.***

4. Kind, series (type), form and other identification characteristics of paper securities:

Kind: *bonds*

Series: *03*

Type: *interest bearing bonds*

Form of paper securities: *certified bearer securities*

State registration number: *4-18-00194-A*

Date of state registration: *01.08.2003*

Authority which performed state registration of securities issue: ***FCSM of Russia***

Date of state registration of report on results of securities issue: ***14.10.2003***

Authority which performed state registration of securities issue and report on results of securities issue: ***FCSM of Russia***

Quantity of paper securities of the issue: ***2,000,000***

Nominal value of a paper security of the issue (rubles): ***1,000***

Output of paper securities in terms of nominal value (rubles): ***2,000,000,000***

Type of income: *coupon yield*

Income amount subject to payment on bonds of the issuer, per a bond: ***61.92 rubles***

Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***123,840,000 rubles***

Payout period of bond yield of the issue: ***one day***

Form and other terms of paying bond yield of the issue: ***monetary funds***

Accounting period for which bond yield of the issue is paid: ***Q1 2004***

Total income amount paid for all bonds of the issue in the Q1 2004: ***123,840,000 rubles***

Income amount subject to payment on bonds of the issuer, per a bond: ***61.92 rubles***

Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***123,840,000 rubles***

Payout period of bond yield of the issue: ***one day***

Form and other terms of paying bond yield of the issue: ***monetary funds***

Accounting period for which bond yield of the issue is paid: ***Q3 2004***

Total income amount paid for all bonds of the issue in the Q3 2004:
123,840,000 rubles

Income amount subject to payment on bonds of the issuer, per a bond: ***61.92 rubles***

Income amount subject to payment on bonds of the issuer, for all bonds of the issue: ***123,840,000 rubles***

Payout period of bond yield of the issue: ***one day***

Form and other terms of paying bond yield of the issue: ***monetary funds***

Accounting period for which bond yield of the issue is paid: ***Q1 2005***

Total income amount paid for all bonds of the issue in the Q1 2005: ***123,840,000 rubles***

5. Kind, series (type), form and other identification characteristics of paper securities:

Kind: ***bonds***

Series: ***04***

Type: ***interest bearing bonds***

Form of paper securities: ***certified bearer securities***

State registration number: ***4-19-00194-A***

Date of state registration: ***June 29, 2004***

Authority which performed state registration of securities issue: ***Federal Agency for Finance Markets***

Date of state registration of report on results of securities issue: ***October 12, 2004***

Authority which performed state registration of securities issue and report on results of securities issue: ***Federal Agency for Finance Markets***

Quantity of paper securities of the issue: ***7,000,000***

Quantity of actually placed paper securities of the issue: ***5,622,595***

Nominal value of a paper security of the issue (rubles): ***1,000***

Output of paper securities in terms of nominal value (rubles): ***7,000,000,000***

Type of income: ***coupon yield***

Income amount subject to payment on bonds of the issuer, per a bond (on the 1st coupon): ***69.19 rubles***

Income amount subject to payment on bonds of the issuer, for all bonds of the issue (on the 1st coupon): ***389,027,348.05 rubles***

Payout period of bond yield of the issue: ***one day***

Form and other terms of paying bond yield of the issue: ***monetary funds***

Accounting period for which bond yield of the issue is paid: ***2Q2005***

Total income amount paid for all bonds of the issue: ***389,027,348.05 rubles***

8.10. Other information

No information.

ANNEX 1

GUIDELINES
Protection of confidential information in OJSC CenterTelecom
(Approved by Order of the general Director of OJSC CenterTelecom #322 of July 6, 2001)

1. General provisions

1.1. These Guidelines for protection of confidential information in OJSC CenterTelecom (hereinafter "the Guidelines) were developed in compliance with the Civil Code of the Russian Federation[1], Federal Telecommunications Act[2], Federal Law On information, informatization and protection of information[3], On Joint-Stock Companies[4], Guidelines on handling sensitive/proprietary information with restricted circulation in federal administrative bodies[5] and other legal acts and regulations of the Russian Federation governing relations in the area of information protection, and in conformance with the Charter of Joint-Stock Central Telecommunication Company (hereinafter 'the Company").

1.2. The Guidelines cover confidential information[6] covered by List of confidential data[7] owned by the Company (commercial secrets) or provided to it by state authority bodies of the Russian Federation, by organizations of various forms of ownership, individuals under the confidentiality terms (personal data, secrets of investigations and court proceedings, professional secrets, classified information, etc.).

1.3. The Guidelines are an instructive document, mandatory for compliance with it for all staff of the Company, and setting forth organizational measures aimed at preventing infliction of damages to economic interests and business standing, and proven records of the Company caused by illegal (poorly judged) actions of legal entities or individuals due to disclosure (transfer, loss) or gratuitous appropriation of confidential information.

1.4. Protection of the confidential data cannot be used to conceal negligence, unfair competition and other negative phenomena in the activities of the Company.

1.5. The commercial secrets[8] of the Company shall mean scientific, technical, commercial, general and other information used in the Company's activities under its charter that has a potential or actual economic value due to the fact, that it is not in a public domain and cannot be easily obtained or derived in a legal manner by any other person who may gain economic benefits from its disclosure or usage, and is a subject-matter of adequate legal, organizational, technological and protection measures.

1.6. The commercial secrets of the Company are the property of the Company, and protection of these secrets is an integral part of the scientific, technical, financial, economic, business and social activities. The Company is entitled to establish, within the scope of its powers, the rules of development, making records, and storage and handling of information media, rules of procedure for providing access to commercial secrets to third parties, and organization of the system for storing trade secrets (hereinafter "the confidentiality arrangements").

1.7. In the event that the commercial secrets of the Company are the result of collaboration between the Company and other organizations on a contractual basis, the secrets shall be the joint property of the relevant parties and can be used only on a mutual agreement between them.

1.8. The data constituting a trade secret are classified as "confidential". Certain items confidential by their nature can bear other restrictive classifying markings established as identified by a decision of the Company management, as well as other specific arrangements for handling such data to be provided in special regulations

[1] Dated November 30, 1994 #51-FZ and January 26, 1996 # 14-FZ
[2] Dated February 16, 1995 #15-FZ
[3] Dated February 20, 1995 #24-FZ
[4] Dated December 26, 1995 #208-FZ
[5] Approved by Directive of the Russian Government of November 11, 1994 #1233
[6] Henceforth "confidential information" may also be called "the confidential data".
[7] Approved by Decree of the President of the Russian Federation of March 6, 1997 #188
[8] Henceforth "the commercial secrets" may also be called data constituting commercial secrets

(instructions).
Pieces of confidential data received from external organizations shall retain the restrictive marking (marks) assigned to them.

1.9. Protection of the confidential information in the Company is ensured by a comprehensive set of administrative, legal, organizational, technical and software-based measures[9], and other protective measures, and provides for:

1.9.1. Allocation of tasks and powers of officers and structural units of the Company related to information protection.

1.9.2 Establishment of the rules of access of the Company's employees and other persons to the confidential information.

1.9.3. Identification of the list of data constituting trade secrets of the Company, and arrangements for referring them to this type of secrets.

1.9.4. Establishment of confidentiality arrangements, and responsibility for disclosure of confidential information or loss of media items carrying such information.

1.9.5 Identification of duties of persons authorized to have an access to the confidential information.

1.9.6. Enforcement of a permanent control over compliance with the confidentiality arrangements when handling classified information.

1.10. The powers of allocation of tasks and powers of officers and structural units of the Company to ensure compliance with the confidentiality arrangements shall lie with:

1.10.1. The General Director of the Company: approval (signing) of local regulations and making adequate decisions on the issues of information protection.

1.10.2. The General Director of the Company and his/her deputies: distribution and formalizing of tasks of structural units, certain officers among managers.

1.10.3. Heads of structural units: allocation of duties and assignments for subordinates to review and execute documents containing confidential information.

1.10.4. Performance by all employees of their job duties and meeting requirements of regulations on information protection.

1.10.5. Permanent control by relevant officers over confidential arrangements status, meeting by the Company's employees requirements regarding special features of handling the confidential information.

1.11. In order to implement the Company policies in the area of information a permanent Expert Commission on Information protection (CIP) shall be set up consisting of skilled experts having expertise and practical experience in the area of activities of their units. The Chief of the Security Division shall chair the CIP.

1.12. The CIP shall be charged with the responsibility for following tasks:

1.12.1. Development of measures preventing leaks of confidential information, and ensuring protection of information processed in the local and corporate networks.

1.12.2. Drafting the List of commercial secrets of the Company (hereinafter 'The List of secrets), as set forth in Section 2 of these Guidelines, and its revision (introduction of changes and additions).

1.12.3. Identification of possible damages incurred as the result of divulging confidential data.

1.12.4. Identification of the protected information resources processed in the local network of the Company and not classified as confidential data.[10]

1.12.5. Lifting restrictions on the access to information and considering a possibility of a public domain publication of this information.

---

[9] Using technical means of information protection is regulated by other Guidelines
[10] Development of the list of protected information resources is regulated by special instructions.

1.12.6. Other issues related to usage of information resources of the Company.

1.13. Heads of structural units of the Company shall be responsible for enforcement of the confidentiality arrangements, and shall ensure:

1.13.1. Organization of measures for enforcement of confidentiality arrangements in their units, analysis of the status of the enforcement, taking measures in case of breach of confidentiality.

1.13.2. Determination of the rights and powers of the staff to access protected information in the existing and developed database.

1.13.3. Management of drafting (amending) relevant sections of the List of secrets in line with activities of the structural unit in question.

1.13.4. Performance of works to implement means of information protection.

1.14. Security Division of the Company (hereinafter "the SD") shall be the main coordinating body in the issues of enforcement of the confidentiality arrangements which is empowered:

1.14.1. To direct measures for legal and organizational regulation of the confidentiality arrangements, determination of the rules of procedure for handling confidential information, drafting operating instructions, and regulating these issues.

1.14.2. To coordinate functioning of the Company's structural units in the area of information protection with the Department of Telecommunications security of the Ministry of Communications, to arrange contacts with law enforcement authorities, security services and bodies for information protection of organizations and the state and government authorities.

1.14.3. To develop and implement measures for protection of the Company's information in the process of handling and transmitting it by technical means.

1.14.4. To examine in collaboration with the Personnel Relations Division track records of candidates nominated for positions involving access to confidential information, to instruct them on information protection issues.

1.14.5. To develop a system of access of the Company staff, other persons to confidential information, compiling lists of such persons and upon agreement with the Company management to allocate and keep records of premises where it is allowed to store storage devices with confidential information and work with them.

1.14.6. To develop and implement measures for preventing disclosure of confidential information during exchange of information with organizations and natural persons, and during preparation of information for public disclosure.

1.14.7. To organize and maintain classified accounting records, keep records, store, copy and destruct items of confidential information, except information whose records and storage in structural units are regulated by relevant legal acts of the Russian Federation.

1.14.8. To train and educate the Company's staff on the arrangements and rules of handling confidential information.

1.14.9. To exercise control over enforcement of requirements ensuring protection of confidential information, carrying out enquiries into the incidents of breaches of confidentiality arrangements, and violations of security requirements in the activities of the Company, its staff, partners and customers.

1.15. In order to perform its functions the Security Division is entitled:

1.15.1. To submit for a review by the Board of Directors of the Company issues related to protection of information.

1.15.2. To assess (independently of by engaging external experts and organizations, including on a contractual basis) sufficiency of measures implemented by the Company and means of ensuring security of information resources.

1.15.3. To receive from structural units of the Company documents and materials necessary for fulfillment of duties of information protection referred to the authority of the SD.

1.15.4. To engage upon agreement with heads of the Company structural units experts for drafting local guidelines.

1.15.5. To carry out inspections of the status of the confidentiality arrangements in the Company structural units.

1.15.6. To demand from the Company staff strict compliance with local guidelines ensuring protection of confidential information. If necessary, to submit proposals to the Company management regarding deprivation of access to the confidential information of staff breaching established requirements for handling confidential information, and prevention of information processing by means failing to ensure security of the confidential information.

2. Classifying information.

2.1. Categories of information to be governed by these Guidelines, and time limits of effective restriction on access to this information shall be identified in the List of information constituting trade secrets of JSC CenterTelecom, developed on the basis of proposals of separate structural units, approved by a decision of the Board of Directors and enacted by an order of the Company. Changes and additions to the List are introduced as required.[11]

2.2. The following information may be classified as trade (commercial) secrets of the Company: content of contracts/agreements and plans, trade and financial secrets, forecasting estimates of markets for goods and services, results of market research, organizational, service and pricing strategies, organization of the management system, know-how for production technologies and information about other activities provided for in the Company charter, unauthorized access to which, disclosure, transfer or loss of which may damage the Company interests.

Other information may be classified as trade secrets pursuant to a decision of the Board of Directors.

2.3. No information can be classified as a commercial secret if imposition of restrictions on access to it is expressly prohibited by applicable law, or the information is protected by a patent or copyright.

2.4. In the event of reorganization of the Company (by a merger, union, division, separation or transformation) the legal successor shall have the right to impose, change or lifting of the confidentiality arrangements.

2.5. In the event of the Company wind up the liquidation commission shall decide on the arrangements regulating usage of the confidential information.

3. Transfers of confidential information

3.1. Transfers of the confidential information of the Company shall be effected:

3.1.1. To state authorities of the Russian Federation and local authorities within their powers, in the volume and according to the procedure set forth in the effective applicable legislation of the Russian Federation in accordance with detailed motivated requests in writing.

3.1.2. To organizations on the basis of duly executed non-disclosure agreements (arrangements), civil legal or other agreements laying out duties and responsibilities of users, including reimbursement of material costs for provision of information and compensations for breaches of contractual obligations.

3.2. The right of making decisions on transfer of trade secrets of the Company lies with the General Director of the Company and his/her deputies in various lines of business.

3.3. The necessity (a possibility) of transfer of data constituting the Company's trade secrets for the purpose of publishing (disclosure)[12], the volume, form and timing of the publication shall be determined by the General Director giving consideration to the opinion of the CIP.

[11] Development and introduction of changes and additions to the List are regulated by special instructions.
[12] By publication in a public domain (disclosure) of information is meant its publication in the public domain, public information networks, on radio or TV, at international, and public national workshops, conferences, meetings, during public speeches and presentations of theses, export of information materials or transfer of them in any form to foreign companies, organizations or persons, without concluding a non-disclosure agreement with them.

4. Access to the confidential information.

4.1. Applicants filling positions in the Company connected with access to the confidential information shall be warned about liability for disclosure of confidential information. The Head (staff member) of the SD shall brief a nominee to be employed by the Company on compliance with confidentiality arrangements within the scope of these Guidelines.

4.2. The Company staff can have access to the confidential information only within the framework of their job duties and functions.

4.3. Access to the confidential information shall be provided to the Company's staff on the basis of:

4.3.1. A resolution of the head of a structural unit on the document in question that shall contain a list of staff members to be familiarized with the document or execute it, consideration, other directions, the head's signature and the date.

4.3.2. Executive directions (orders) containing the list of staff members, specific documents (data) to which persons can have an access.

4.3.3. Lists of staff members having access to the confidential information executed according to the established form.

4.4. The lists shall be agreed with the SD and approved by the deputy General Director responsible for activities of the structural unit in question. The lists are kept by structural units, and copies are kept in the SD.

4.5. In the event that newly appointed staff members are provided an access to the confidential information, the said lists are amended as required in accordance with the established procedure. In the event that for whatever reason an access of a staff member to the confidential information is stopped, the head of the relevant structural unit shall file a notice in writing with the SD, and make amendments in the lists as required.

4.6. Representatives of organizations and private persons may be allowed to access the confidential information for work and review subject to a permit in writing of the General Director of the Company or his/her deputies responsible for activities in the area to which the confidential information is referred to.

5. Markings on the confidential information and storage devices

5.1. General requirements regarding the composition and form of the markings of documents are identified in GOST R 6.30-97 Unified documenting systems. The unified system of organizational and directive documents. Document execution requirements.

5.2. The documents/storage devices containing confidential information including commercial secrets of the Company shall be clearly marked with the following identifications:

the restrictive marking "Confidential";

the full or abbreviated name of the Company as the owner of the information;

the registration number assigned when making an entry in the records of the information in the SD;

number of the item in the List of secrets (except as provided in par. 5.5. hereof) and the date (condition) of the declassifying of the access to the information;

other identifying features existing for specific groups of confidential data listed in Par. 1.8 hereof.

5.3. If a storage device of the confidential information does not allow for making such markings directly, the identifications shall be specified in the accompanying documents.

5.4. The necessity to mark information as "Confidential" shall be determined:
when processing a document – by the responsible person and the person signing the document;
when working with a publication – by the author (compiler) and the officer approving the material for printing; in working with databases (information arrays) – by the author (compiler) responsible for development (maintenance) of the database, and the head of the structural unit.[13]

[13] Processing information of restricted usage in automated networks is defined in separate instructions.

5.5. If newly gained (received) data are not specified in the List of secrets, but in the opinion of the responsible person can be used to the detriment of the Company, the person in question jointly with the head of the structural unit shall file with the SD detailed proposals necessitating protection of the data in question and making relevant amendments in the List of secrets. Before the definitive decision is taken the information should be kept pursuant to these Guidelines.

5.6. Documents, files and publications containing confidential information shall be marked with restrictive marking "Confidential" specifying (in brackets) the item number of the List of secrets based on which the information was classified as a trade secret, and effective term of restrictions on the access to the information. Additionally, documents and publications shall bear their copy numbers below the previously mentioned markings. The marks shall be set in the top right corner of the first page of the document, on the cover and title pages of the publications and on the first page of the accompanying cover letter of the materials.
In the left bottom corner of the front page of each copy the following marks shall be made: number of printed copies, the name of the person in charge and the telephone number, and if necessary – the date of printing and the name of person who typed (printed) the document.

5.7. The effective term of confidentiality arrangements shall be identified on a case-by-case basis by persons named in Par. 5.4 hereof by way of a specific date or special note (for instance, "until 200_"; "for the period of ...", etc.).

6. Specifics of development, handling and destruction of storage devices with the confidential information.

6.1. After completion of development of a document containing confidential information ("the document") it should be immediately registered with the SD. All draft working materials derived during the development of the document shall also be handed over to the SD.
When documents are developed in the electronic form all magnetic storage devices shall also be registered with the SD prior to development.
Keeping and handling of magnetic storage devices are subject to special instructions.

6.2. Copying of the documents shall be made only upon an agreement in writing of the head of the structural unit in question. The copied documents are entered into the records by each separate copy.

6.3. The documents after being registered with the SD are given to responsible persons after signing of the relevant accounting forms (logbooks, cards, registers).

6.4. During out of office hours' the storage of the documents is allowed to persons whose job title/job descriptions provide for gathering, processing and analysis of the confidential information in their line of business. Such persons shall be identified in special lists.

6.5. Transfer of the documents to the staff members of the same structural units will be without a signed receipt; in all other cases the transfer shall be confirmed by a signed receipt.

6.6. In the event that a staff member accumulated for a permanent storage a significant (over 10) number of the documents, they shall be recorded as required in a special accounting form.

6.7. The documents shall be kept in office rooms[14] in metallic or wooden locked strong boxes (the boxes). If a staff member leaves the room, the documents shall be locked in the box. If there is only one person in the room, it is allowed not to put the documents in the box, but the door to the room should be locked.

6.8. Removal of the documents beyond the Company's premises shall be only with a permit of the head of a structural unit, provided that measures to protect them are duly taken.

6.9. Dispatch of the documents to organizations shall be by means of guard mail, a special postal service, by registered or valuable mail, or by specially appointed messengers from the Company staff.

6.10. Transmission of the confidential information on unsecured technical channels shall be allowed only using cryptography methods.

[14] Regulations related to office rooms for documents storage and activities involving work with confidential information are determined in the special guidline.

6.11. The finished documents, as well as documented not required for practical work in future shall be returned to the SD.

6.12. Files and documents containing confidential information which lost their practical significance and have no historical value shall be destroyed executing a special statement.
The facts of destruction shall be noted in the records making reference to the relevant statement.

Destruction of the documents outside of the SD is expressly prohibited.

7. Lifting of the restrictions on the access to confidential information

7.1. Lifting of the restriction on the access to the confidential information shall be made by a decision of the General Director upon a proposal from the CIP in the following cases:

7.1.1. Upon expiry of the effective term of the restrictions or in the case of a specially defined occurrence.

7.1.2. Due to circumstances which caused the necessity of imposing restrictions on the access to the confidential information.

7.1.3. Upon agreement of the parties involved which imposed restrictions on the access to the information.

7.1.4. Due to the introduction of amendments as required in the effective List of secrets resulting in changing effective terms (conditions) of the confidentiality arrangements for this information.

7.2. The CIP proposals are made on the basis of applications in writing of the structural units where the information is located, or their legal successors.

7.3. The applications filed with the SD shall have an arbitrary form and contain the following information: from what storage devices the confidentiality arrangements are lifted (types, identifications); on what basis the restrictions were imposed, based on what (by whom) the decision to lift the restrictions was taken, other necessary details.

7.4. A disclosure (publishing in mass media) of confidential information shall not be grounds for automatic lifting of restrictions on access to it.

7.5. A decision to lift restrictions on access to the confidential information derived as a result of agreements and contracts with state authorities of the Russian Federation, third parties and organizations can be taken only upon agreement with the person (body) on whose initiative the restrictions were imposed.

7.6. Organizations to which confidential information was transferred or with which the Company entered into non-disclosure agreements, employment, civil-legal and other contracts shall be notified of the lifting of restrictions on access to the relevant data.

8. Duties of staff members having access to the confidential information

8.1. Staff members of the Company who were allowed to access the confidential information, shall:

8.1.1. Be aware of and comply with requirements of these Guidelines, other regulations and directives of the Company governing information protection.

8.1.2. Know the List of the information constituting trade secrets of the Company.

8.1.3. Keep secret of the confidential information known to them; notify the head of the relevant structural unit and the SD about incidents of the disclosure or breach of rules of handling storage devices containing such information, about attempts to gain an unauthorized access to the confidential information.

8.1.4. Strictly comply with the rules of using the storage devices, arrangements of their recording and keeping, ensure protection in the normal course of work and security of the information from alien parties.

8.1.5. Review only the data, access to which is authorized due to performance of expressly defined job duties.

8.1.6. Provide explanations in writing of the breaches of the established rules of handling, recording and storing means of storage of the confidential information, and about incidents of disclosure of such information.

8.2. Staff members having access to the confidential information are prohibited:

8.2.1. from transmission of the confidential information on unsecured technical channels;

8.2.2. from using the confidential information in the open correspondence, reports and oral presentations, for personal purposes;

8.2.3. from copying documents and other storage devices or making notes from them, as well as from using various technical devices (video and sound recording devices) for recording confidential information without a permit of the head of the unit;

8.2.4. from performing works involving handling of the confidential information outside of the rooms specially assigned for these purposes;

8.2.5. From carrying documents and other storage devices outside of the premises of the Company without an express permit of the management.

8.3. The obligation of a staff member to comply with provisions and requirements of these Guidelines, and his/her responsibility for disclosure of the confidential information are reflected in the employment agreement (contract) concluded between the employee and the Company, and in the regulations on the structural unit and job description.

9. Responsibility for disclosure of the confidential information, loss of storage devices containing such information and breach of the rules of handling the confidential information

9.1. Disclosure of confidential information is such actions that resulted in the fact that third persons became in the know of this information in breach of applicable law or in violation of a contract (including the employment contract).

9.2. Disclosure of confidential information shall be treated as an emergency incident and entail consequences according to the effective legislation and provisions of the contract between the Company management and the employee.

9.3. The responsibility for disclosure of the confidential information lies with each Company's employee in person, who has access to such information and who made possible to happen such leak (disclosure).

9.4. A special commission shall be established following the disclosure of the confidential information, to conduct an internal inquiry into the incident. A representative of the SD shall be included in the commission.

9.5. The commission conducting the internal inquiry shall establish: the circumstances under which the disclosure took place; the person responsible for the disclosure; causes and conditions facilitating the disclosure of the confidential information.

9.6. The internal inquiry shall be carried out within the shortest time possible, but not longer than within a month from the establishment of the fact of the disclosure. Alongside with the commission deliberations, measures shall be taken to limit the negative consequences of the disclosure of the confidential information.

9.7. If breaches of the confidentiality arrangements are revealed, the person responsible for the disclosure may be subjected to disciplinary actions.

9.8. The Company management shall make a decision on imposing measures of material responsibility on the disclosing persons according to applicable labor legislation of the Russian Federation.

9.9. If the actions of the disclosing person bear indications of an administrative offence or a criminal deed, the Company management is entitled to apply to law enforcement authority for the purpose of taking him/her to account according to effective regulations.

9.10. In the event that the disclosing confidential information person inflicted damages (economic, moral, etc.), and refuses to voluntarily indemnify for the inflicted damages, the Company management shall be entitled to go to court to protect the Company interests.

Annex №2

BALANCE SHEET

CODES

			Form #01
		by OCUD	**0710001**
as on	**June 30, 2005**	Date (year, month, day)	31.07.2005
Organization	OJSC CenterTelecom (MRC)	**by OCPO**	**01140111**
Taxpayer Identification Number	5000000970	INN	5000000970
Type of business	**telecommunication services**	**by OCVED**	64.20
Organizational-legal form/form of ownership	mixed	by OCOPF/OCFS	**48/31**
Measurement unit:	**RUR in thousands**	by OCEI	**384**
Address:	6 Degtiarny Per., Building 2, Moscow, 125993, Russia		
		Date of approval	
		Date of sending (receipt)	

ASSETS	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	114	510
Fixed assets		120	120	29 218 754	28 595 937
Capital investments		130	130	3 156 665	3 953 905
Income bearing investments in tangible items		135	135	1 439	1 439
Long-term financial investments		140	**140**	1 485 805	1 502 110

including: investments in daughter companies			141	1 464 753	1 473 706
investments in affiliates/associates			142	4 124	4 124
investments in other organizations			143	10 056	3 909
other long-term financial investments			144	6 872	20 371
Deferred tax assets		145	145	171 703	291 191
Other non-current assets		150	150	3 054 998	3 025 235
Total for section I		190	**190**	37 089 478	37 370 327

ASSETS	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
II. CURRENT ASSETS Inventories		210	**210**	1 086 032	1 151 619
including: raw material, auxiliaries and other similar items		211	211	640 430	596 125
expenses of production in progress (circulation expenses)		213	213	672	442
finished products and goods intended for resale		214	214	26 198	21 793
shipped products		215	215	288	188
deferred expenses		216	216	418 444	533 071
other inventories and expenses		217	217		
VAT on purchased items		220	220	2 077 515	1 575 707
Accounts receivable (payments expected later than 12 months after the reporting date)		230	**230**	50 123	37 602
including: buyers and customer accounts		231	231		
advance payments made			232	25 400	17 201
other debtors			233	24 723	20 401
Accounts receivable (payments expected within 12 months from the reporting date)		240	**240**	2 843 545	2 959 824
including: buyers and customer accounts		241	241	1 769 705	1 677 385
advance payments made			242	211 190	334 482
other debtors			243	862 650	947 957
Short-term financial investments		250	250	2 678	1 291
Cash and equivalents		260	260	1 369 112	1 567 853

Other current assets		270	270	1 283	2 277
Total on section II		290	**290**	7 430 288	7 296 173
Grand total (sum of lines 190+290)		300	**300**	44 519 766	44 666 500

LIABILITIES	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES Charter (legal) capital		410	410	631 200	6 311 999
Additional capital		420	420	6 327 621	646 822
Reserves		430	430	31 560	31 560
Shares bought-out from shareholders		411	440		
Undistributed profit (not covered loss) of previous years		470	460	8 123 566	7 982 126
Undistributed profit (not covered loss) of the reporting year		470	470	X	387 286
Total on section III		490	**490**	15 113 947	15 359 793
IV. LONG-TERM LIABILITIES Loans and credits		510	**510**	12 237 350	14 142 400
including: credit facilities			511	3 728 372	5 997 238
loans			512	8 508 978	8 145 162
Deferred tax liabilities		515	515	581 637	681 675
Other long-term liabilities		520	520	3 351 612	2 700 167
Total on section IV		590	**590**	16 170 599	17 524 242
V. SHORT-TERM LIABILITIES Loans and credits		610	**610**	6 590 118	5 938 731
including: credit facilities			611	4 160 134	3 208 046
loans			612	2 429 984	2 730 685
Accounts payable		620	**620**	6 155 711	5 185 563
including: suppliers and contractors		621	621	4 169 401	3 012 351
advance payments received		625	622	396 358	361 131
debt to employees		622	623	13 844	232 846
debt to government out-of-budget funds		623	624	14 821	112 669
debt in respect of tax and duties		624	625	745 113	478 235
other creditors		625	626	816 174	988 331
Debt to participants (founders) for income payments		630	630	20 566	155 188
Deferred revenue		640	640	460 921	496 949

Open Joint-Stock Company "Central Telecommunication Company"
INN 5050000970

Deferred expense provisions		650	650	7 904	6 034
Other short-term liabilities		660	660		
Total on section V		690	**690**	13 235 220	11 782 465
GRAND TOTAL (sum of lines 490+590+690)		700	**700**	44 519 766	44 666 500

Summary of items accounted for using off-the-balance sheet accounts

Item description	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
Rented fixed items		910	901	1 256 626	1 214 804
including those under leasing terms		911	911	725 203	654 112
Goods and tangible items accepted for safe storage		920	902	7 852	387 056
Goods accepted for commission		930	903	6 027	6 943
Debt of insolvent debtors written off as a loss		940	904	304 099	365 311
Security received in respect of payments and obligations		950	905	8 631 267	8 007 944
Security provided to other parties in respect of payments and obligations		960	906	13 593 075	15 729 204
Housing facilities depreciation		970	907	27 880	27 199
Depreciation of external improvement items and other similar facilities		980	908	1 462	1 564
Means of payment in respect of telecommunications services			909	120 720	115 216

Summary of net assets value

Item description	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
Net assets			1000	15 574 868	15 856 742

Chief Executive ________ R. Amaryan Chief Accountant_____R. Konstantinova
(signature) (name) (signature) (name)

July 28, 2005

PROFIT AND LOSS ACCOUNT (INCOME STATEMENT)

			CODES
		#02 by OCUD	0710002
for	H1, 2005	Date (year, month, day)	31.07.2005
Organization	OJSC CenterTelecom (MRC)	by OCPO	01140111
Taxpayer Identification Number	5000000970	INN	5000000970
Type of business	telecommunications services	by OCVED	64.20
Organizational-legal form/form of ownership	mixed	by OCOPF/OCFS	48/31
Measurement unit	RUR in thousands	by OCEI	384

Item description	Notes	Item code	Line code	Over the reporting period	Over the same period previous year
1	1a	2	2a	3	4
I. Operating revenues and expenses on ordinary activities					
Revenue (net) from sales of goods, products, works, services (net of VAT, excise duties and other mandatory payments)		010	010	13 089 495	11 803 394
including from sales of telecommunication services			011	12 907 593	11 635 430
Costs of sold goods, products, works, services		020	020	(10 116 576)	(9 634 300)
including: telecom services			021	(10 030 293)	(9 536 726)
Profit (loss) from sales (line 010 less line 020)		050	**050**	2 972 919	2 169 094
II. OPERATING REVENUE AND EXPENSES					
Interest to receive		060	060	907	1 130

Open Joint-Stock Company "Central Telecommunication Company"
INN 5000000970

Interest payable		070	070	(1 132 526)	(718 939)
Income from participation in other organizations		080	080	355	535
Other operating revenue		090	090	27 214	34 815
Other operating expenses		100	100	(726 998)	(772 103)
III. NON-SALES REVENUE AND EXPENSES					
Non-sales revenue		120	120	189 742	214 385
Non-sales expenses		130	130	(635 627)	(739 715)
Pre-tax profit (loss) (lines 050+060-070+080+090-100+120-130)		140	**140**	695 986	189 202
Profit tax expenses (lines -151+152-153), including:			**150**	(310 357)	(192 843)
deferred tax liabilities		142	151	(99 816)	(96 289)
deferred tax assets		141	152	119 488	17 419
Current profit tax		150	153	(330 029)	(113 973)
Operating profit (loss) (line 140- less line 150)			**160**	385 629	(3 641)
IV. EXTRAORDINARY INCOME AND EXPENSES					
Extraordinary income			170	2 209	481
Extraordinary expenses			180	(552)	(218)
Earnings (undistributed profit (loss) in the reporting period) (lines 160+170-less line 180)		190	**190**	387 286	(3 378)
FOR REFERENCE					
Conditional profit tax expense/income			201	(167 434)	(45 472)
Permanent tax liabilities		200	202	(142 923)	(147 371)
Permanent tax assets		200	203		

Item description	Notes	Item code	Line code	Over the reporting period	Over the same period previous year
1	1a	2	2a	3	4
Basic profit (loss) per share			301	X	X
Diluted profit (loss) per share			302	X	X

Explanation of some profit and loss items

Item description	Item code	Line code	Over the reporting period		Over the same period previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, damages and late payment charges accepted or for recovery of which relevant court (arbitration court) rulings were handed down		401	8 923	(14 144)	9 071	(13 779)
Profit (loss) of previous years		402	20 651	(36 467)	17 833	(62 312)
Indemnity of damages caused by non-performance or undue performance of obligations		403	2 239	(800)	3 476	(1 243)
Foreign currency translation adjustments		404	77 920	(17 333)	143 902	(83 051)
Allocations to assessed reserves		405	22 368	(273 711)	38 672	(410 237)
Written-off accounts receivable and payable		406	2 399	(7 539)	823	(441)

Chief Executive _________ R. Amaryan **Chief Accountant**_____R. Konstantinova
(signature) (name) (signature) (name)

Date: July 28, 2005

Annex №3

REGULATION
THE ACCOUNTING POLICY OF THE OPEN JOINT STOCK CENTRAL TELECOMMUNICATIONS COMPANY FOR THE YEAR 2005

Moscow
2004

THE COMMON ACCOUNTING POLICY OF SVYAZINVEST GROUP ORGANIZATIONS FOR THE YEAR 2005

CONTENTS

INTRODUCTION

This Regulation on the Accounting Policy of the Organization is developed in accordance with the requirements of the laws of the RF.

For the purposes of this Regulation, the Accounting Policy of the Organization shall be understood to mean the aggregate of bookkeeping methods selected by the Organization, justified and disclosed for various users, i.e. the methods of primary observation, value measurement, current grouping and final generalization of business transactions, with the purpose of generating as prompt, complete, valid and reliable financial and managerial information as possible.

In cases where the RF system for regulatory control over accounting does not stipulate the bookkeeping method for a specific issue, the Organization, in forming the Accounting Policy, developed a corresponding accounting method based on the applicable Bookkeeping Regulations.

The accounting policy of the Organization, being the basis of the bookkeeping system, aims to ensure:

- the fulfillment of fundamental accounting principles, such as the completeness, timeliness, prudence, the priority of substance over form, consistency, rationality
- the observance of general requirements to accounting statements: completeness, materiality, neutrality, comparability, compatibility
- the reliability of the statements prepared in the Organization, i.e. accounting, tax, managerial, statistical ones
- the commonality of methods in organizing and effecting bookkeeping in the Organization in general and in its subdivisions[15]
- the prompt and flexible response of the bookkeeping system to changes in the environment of financial and economic operations, including the changes caused by modifications in legislative and regulatory acts.

This Regulation, alongside general mandatory requirements and rules, pays due regard to the specifics of the telecommunications Organization:

- the existence of internal industry-specific documents regulating the accounting process
- the existence of a substantial number of subdivisions, in a number of cases situated far from the location of the Management of the Organization.

The Regulation discloses consistently the bookkeeping methods accepted in forming the accounting policy. These methods materially impact on the evaluation and decision-making by interested users of accounting statements. Knowing how to apply these methods is required to reliably assess the financial position, cash flow or financial results of the Organization's operations.

The bookkeeping methods selected by the Organization in forming this Accounting Policy shall be approved by an Order of the Director General of the Organization and shall be applied as of January 1, 2005.

All the persons related to settling the issues regulated by the Accounting Policy shall be governed by this Regulation in their activity, i. e.:

- the management of the Organization
- the heads of regional branches and structural subdivisions responsible for arrangement and maintaining of the status of accounting in the subdivisions entrusted to them
- the employees of departments and sections who are responsible for the timely development, revision, communication of regulatory and reference information to executing subdivisions
- the employees of all departments and subdivisions who are responsible for the timely submission of source documents to the bookkeeping department
- the employees of the bookkeeping department who are responsible for the timely and quality performance of all types of accounting works and the drawing up of reliable statements of all

[15] For the purposes of this document, the subdivisions of the Organization, unless specified otherwise, shall be understood to mean its regional branches and structural subdivisions.

types
- other employees.

The Accounting Policy is formed for the year 2005 and shall not be modified except for the following cases:

- modifications in the laws of the RF or regulatory acts concerning bookkeeping
- the organization's development of new bookkeeping methods
- a material change in the operational environment as a result of re-organization, change of ownership, change in activities and so on.

Modifications to be made in the text of the Regulation on the Accounting Policy of the Organization shall be considered by the Board of Directors and approved by the Director General of the Organization.

A change in the accounting policy shall be introduced as of January 1 of the year (the beginning of the financial year) following the year it was approved in.

The Chief Accountant of the organization shall be responsible for the observance of the methodology.

In the book-keeping process, the Organization shall also apply the instructions on lines of accounting, the list of which is given in Supplement No. 2

1. THE ORGANIZATIONAL ASPECTS OF THE ACCOUNTING POLICY

1.1. General Information on the Telecommunication Organization

The types of the Organization's operations shall be defined by its Articles of Association.

The telecommunications organization has three management levels:

- the Management of the Organization
- regional branches

structural subdivisions.

1.2. The Arrangement of Accounting Departments

The concept of an **accounting department** covers a set of structural units and employees performing the operations of the collection of primary information, its processing and analysis as well as the drawing up, on its basis, reports for various user groups.

A **specialized accounting department** shall be understood to mean the Organization's structural unit performing the functions of the collection, processing and grouping of information as consolidated registers of analytical and synthetic accounting and of making entries to bookkeeping accounts. Depending on the level of the organizational structure, the following shall be included into the specialized accounting department: the bookkeeping department, the tax one, the group for consolidated statements, etc.

Functional departments (for instance, the line and cable department, the transport, the customer relationship department and so on) shall perform the functions of the collection and processing of primary information for its subsequent registration in the accounting system.

At each management level, the accounting department ensures the collection and processing of information in order to provide data to users for them to work out, justify and make decisions at their management level, as well as for provision of senior management bodies with information necessary to work out, justify and make decisions at a higher management level.

The principles of the separation of the powers and responsibilities of accounting departments at each of the three management levels (vertically) and within each management level (horizontally) shall be governed by the Regulation on the Principles of Arranging Accounting. The same Regulation shall define the structure, functions and objectives of specialized accounting departments and functional accounting ones. Duties distribution and relationships between specialized accounting departments and functional accounting ones shall be governed by the Regulation on the Principles of Arranging Accounting and the Regulation on the Document Workflow System.

The Organization's bookkeeping department, being a constituent part of the specialized accounting department and headed by the Chief Accountant, shall be charged with bookkeeping and control. The Organization's bookkeeping department shall include the subdivisions' bookkeeping departments headed immediately by the chief (senior) accountants of these subdivisions. The bookkeeping department of the Management Office of the Organization shall perform the functions of the central bookkeeping department.

1.3. The Procedure for Arranging the Document Workflow and the Technology for Accounting Documentation Processing

In the Organization, the rules and procedure for organizing the Document Workflow, the time-schedule of the Document Workflow, the technology for source documents processing, including:

- the procedure for creating source documents
- the procedure for the verification of source documents
- the procedure and time-limits for their transfer, for them to be reflected for bookkeeping purposes
- the procedure for transferring the documents to the archive,

shall be governed by the Regulation on the Document Workflow System.

The Organization shall apply the unified forms of source documents approved by the State Committee for Statistics of the RF.

In documenting the financial and economic operations with whose regard no unified forms are provided for, independently-developed forms of source documents (including those included into the Regulation on the Document Workflow System), these forms containing the mandatory details

stipulated by Federal Law dated 21 November 1996 No. 129-FZ On Accounting, shall be applied.

The right to sign source documents shall be stipulated by internal organizational and managerial documents.

1.4. The Procedure for Arranging and Taking an Inventory of Property and Liabilities

All the property of the Organization shall be subject to inventory-taking regardless of its location, as well as all types of liabilities.

Inventory shall be taken in the Organization within the following time-limits:

- with regard to fixed assets, at least once a year as of October 31 of the reporting year
- with regard to intangible assets, annually as of November 30 of the reporting year
- with regard to capital construction in progress and other capital investments, annually as of October 31 of the reporting year
- with regard to raw stuff, materials, precious metals, equipment to be installed, semi-finished products, goods, finished products at warehouses, annually as of October 31 of the reporting year
- with regard to work-in-progress, quarterly as of the end of the quarter
- with regard to deferred earnings and expenses, annually as of 31 December of the reporting year
- with regard to monies on accounts with banking institutions, annually as of 31 December of the reporting year
- with regard to monies in the cash office, at least once a quarter
- with regard to long-term financial investments, annually as of 31 December of the reporting year
- with regard to short-term financial investments and financial documents, quarterly as of the end of the quarter
- with regard to settlements with debtors and the reserve for bad debts, quarterly as of the end of the quarter
- with regard to settlements with creditors – regarding settlements with communication operators – quarterly as of the end of the quarter with regard to the rest of creditors, once a year as of 31 December of the reporting year
- with regard to settlements concerning taxes and mandatory contributions to the budget and extrabudgetary funds and concerning targeted financing, annually as of 31 December of the current year
- with regard to intra-company settlements, at least once a quarter
- with regard to settlements with the staff and accountable persons, quarterly as of the end of the quarter

□ with regard to reserves for contingent liabilities, reserves for the depreciation of investments into securities, reserves for a decrease in the value of tangible assets, annually as of 31 December of the reporting year.

In order to take an inventory at the level of the Management of the Organization and the Administrations of regional branches, permanent inventory-taking commissions shall be established, whose makeup shall be approved:

- for the Management of the Organization, by the Organization's Director General
- for regional branches, by the Director of the branch.

The detailed procedure for organizing and taking an inventory of the Organization's property and liabilities shall be defined in the Regulation on the Procedure for Taking an Inventory of Assets and Liabilities and on Measures Aimed to Ensure the Safe Keeping of Assets.

1.5. The Procedure for the Drawing Up of the Organization's Accounting Statements

The Organization's accounting statements shall be drawn up according to the procedure and within the time-limits provided for by the Federal Law dated 21 November 1996 No.129-FZ On Accounting and

other regulatory acts of the RF that govern bookkeeping and the keeping of accounts.

The Organization's accounting statements shall be generated by the bookkeeping department of the Management of the Organization as based on consolidated information about the property, liabilities and operational results of the Organization provided by the bookkeeping departments of regional branches. The bookkeeping departments of the regional branches shall generate accounting statements as based on the data provided by the bookkeeping departments of structural subdivisions.

In drawing up accounting statements, the forms developed by the Organization with due regard to the recommendations contained in corresponding regulatory documents shall be applied.

The in-house forms of accounting statements as well as specific time-limits for their submission are given in the Regulation on the Procedure for Generating the Accounting Statements of the Organization.

1.6. The Organization's Operational Chart of Accounts

In bookkeeping, all the subdivisions of the Organization shall use a Unified Chart of Accounts (Supplement 1).

The procedure for using the Unified Chart of Accounts, including the distribution of competence with regard to maintaining accounts and subaccounts across the bookkeeping departments of various levels of the Organization's management, shall be governed by the Instruction on Applying the Unified Chart of Accounts.

2. THE METHODOLOGICAL ASPECTS OF THE ACCOUNTING POLICY

2.1. The Procedure for Intangible Asset Accounting

The amount of depreciation charges for intangible assets shall be determined monthly based on the rates calculated on the basis of their original cost and useful life, under the straight-line method.

The expected useful life of intangible assets shall be determined when those are registered by the special commission and shall be approved by the Director General of the Company.

Depreciation charges for intangible assets shall be reflected for accounting purposes by being accumulated on account 05 Intangible asset depreciation of the amounts of the depreciation accrued under the straight-line method.

2.2. The Procedure for Fixed Asset Accounting

No re-valuation of fixed assets shall be made in 2005.

Depreciation for fixed-asset objects shall be accrued under the straight-line method based on the original cost or recovery value (in the case of re-valuation) of the fixed-asset object and the depreciation rate calculated on the basis of the useful life of this object.

The useful life for groups of homogeneous fixed-asset objects shall be determined by the fixed asset acceptance commission in accordance with the Unified Classification of Fixed Assets of OJSC CenterTelecom as approved by the Order of the Director General.

For used fixed-asset objects that have been acquired, the useful life shall be determined based on the actual service lives and the supposed useful lives of the fixed assets in the Organization.

Fixed-asset objects whose cost is no more than 10,000 rubles per unit as well as books, brochures and suchlike publications acquired since 01 January 2002 shall be written off as costs of production (selling expenses) as they are issued to production or operation, using account 02 Fixed asset depreciation. For the purposes of ensuring the safe keeping of these objects in production or in operating them, the Organization shall exert due control over their flow on account 01 Fixed assets.

Objects ready for operation that are planned to be used as part of fixed assets shall, before their operation begins, be accounted for part of investments into non-current assets.

Real estate objects with whose regard capital investments have been completed and corresponding source documents on delivery and acceptance have been executed shall be accepted for accounting purposes as fixed assets from the beginning of their actual operation and shall be singled out on a separate subaccount to the account of fixed-asset accounting.

For the fixed assets obtained under lease contracts, a useful life equal to the term of the lease contract shall be determined.

The costs of all types of repairs shall be included into the cost value of the reporting period in which the costs were made. No reserve for future expenses on fixed asset repair shall be established.

2.3. The Procedure for Inventories Accounting

The actual cost value of inventories, for the purposes of the Organization's accounting, shall be generated using accounts 15 Procurement and acquisition of tangible assets and 16 Variance in the cost of tangible assets.

Inventories on accounts 10 Materials and 14 Goods shall be accounted for at book prices.

Inventories (raw stuff, materials, goods) shall be accepted for bookkeeping purposes at the book price, the book price meaning:

- when inventories are acquired for a charge, the supplier's price in accordance with the supply (purchase and sale) contract
- when inventories are manufactured by the organization itself, the amount of the actual costs related to producing them
- when inventories are contributed to the authorized capital of the organization, the pecuniary valuation agreed on by the founders with due regard to the requirements of the Law On Joint Stock Companies
- when inventories are received under a gift contract (gratis), as well as when they are left over after the disposal of fixed assets and other property, the current market value as of the date of acceptance for bookkeeping purposes

- when inventories are obtained under contracts that provide for obligations fulfillment (payment) with non-monetary assets, the cost of the assets transferred or to be transferred by the Organization[16].

Transportation and procurement expenses (TPE) and expenses on bringing materials to a state in which they would be fit for use for the purposes provided for in the Organization shall be accounted for, for accounting purposes, on account 16 Variances in the cost of materials regardless of the share of TPE or the size of variances compared with the book cost of the material.

Goods in retail accounted for on account 41.02 shall be reflected, for bookkeeping purposes, at selling prices.

Costs of the procurement and delivery, to the Organization's warehouses, of the goods intended to be sold via the retail and wholesale trading network shall be accounted for as part of circulation expenses.

Finished products shall be accounted for at the actual cost value of manufacture, without using account 40 Products (works, services) turnout.

As part of inventories, those tangible assets shall be accounted for whose accounting as part of fixed assets would be impracticable regardless of their service life due to irrationality of object-by-object accounting. Such items shall include stationery, dishware, small inventory items and workplace tools.

Working clothes acquired by the organization into ownership shall be accepted for accounting purposes in the amount of the actual costs of acquisition, to the debit of account 10 Materials.

Working clothes whose cost does not exceed 10,000 rubles per unit given any useful life as well as working clothes whose useful life does not exceed 12 months given any cost per unit shall be written off to costs-accounting accounts completely as they are issued to operation.

Working clothes whose cost exceeds 10,000 rubles per unit and having a useful life that exceeds 12 month shall, upon being transferred to operation, be accounted for on the Working clothes in operation account, and their cost shall be redeemed in equal installments over their useful life.

Inventories to be disposed off shall be valuated under the following methods:

Under the average cost method:

- raw stuff
- materials
- finished products
- goods for resale.

At the cost of every unit:

precious metals.

2.4. The Procedure for Converting Foreign-Currency-Denominated Assets and Liabilities

The foreign-currency-denominated value of bills and coins in the Organization's cash office, money on accounts with credit organizations, financial and payment documents, short-term securities, money in settlements (including with regard to borrower liabilities) with legal entities and individuals, the remaining funds of targeted financing obtained from the budget or foreign sources as part of technical or other assistance to the RF in accordance with agreements (treaties) concluded shall be converted to rubles as of the date of executing the foreign-currency operation and also as of that reporting date when accounting statements are drawn up.

2.5. The Earnings Generation Procedure

For accounting purposes, the ordinary types of the Organization's operations shall be divided into core and non-core ones.

The core types shall be understood to mean those activities that are related directly to rendering communication services. All the other activities shall be non-core ones.

The following shall be recognized as core activities:

- core activities:

[16] The cost of the assets transferred or to be transferred by the Organization shall be determined based on the price at which, in comparable circumstances, the Organization normally determines the cost of analogous assets. Should it be impossible to determine the cost of the assets transferred or to be transferred by the organization, the cost of the inventories obtained by the organization under contracts that provide for obligations fulfillment (payment) with non-monetary assets shall be determined based on the cost at which, in comparable circumstances, analogous inventories are normally acquired.

- **urban phone communication services:**
  - providing access to urban phone communications
  - providing a local phone connection (talk) to fixed-communication subscribers in the urban area (providing a subscriber line for use in the urban area, transmission of local traffic)
  - providing a local phone connection from a city payphone
  - providing direct lines and connecting ones for use
  - other urban phone communication services (connection, contract re-execution, etc.)
- **rural phone communication services:**
  - providing access to rural phone communications
  - providing a local phone connection (talk) to fixed-communication subscribers in the rural area (providing a subscriber line for use in the rural area; transmission of local traffic)
  - providing a local phone connection from a rural payphone
  - providing direct lines and connecting ones for use
  - other rural phone communication services (connection, contract re-execution, etc.)
- **intercity and international phone communication services:**
  - providing an intercity phone connection using a payphone
  - providing an intercity phone connection and an international one
  - providing an international phone connection using a payphone
  - providing intercity and international channels for use
  - other intercity and international communication services (conferences, maintenance, etc.)
- **documentary telecommunication services:**
  - domestic telegrams
  - international telegrams
  - providing telegraph channels for use
  - subscriber telegraphy
  - data transmission services
  - telematic services
  - newspaper page transmission
  - other documentary telecommunication services
- **Internet services**
- **radio communication services**
- **radio broadcasting services**
- **television services**
- **wire broadcasting services:**
  - provision and servicing of radio broadcasting terminals
  - providing access to the wire broadcasting network
  - other earnings from radio broadcasting terminals
- **wireless radio communication services:**
  - paging
  - cellular communication services
  - other wireless radio communication services

➢ non-core activities:

- services of the rent-out of the organization's assets
- transportation services
- manufacture of telecommunication facility products
- commercial services
- public catering services
- services of a construction character
- information and computing servicing
- publishing operations (publishing directories, newspapers)
- information services
- providing intermediary (agency, commission) services
- services of providing access to power supply
- educational services
- safeguarding services
- intermediary operations
- domestic services for individuals
- services of recreational institutions
- advertising operations

• other activities satisfying the above criteria.

Earnings different from those made from core activities shall be deemed other earnings.

2.6. The Expense Generation Procedure

For expense accounting purposes, the ordinary types of the Organization's operations shall be subdivided into core and non-core ones.

For accounting purposes, costs by different types of services, works and manufactured products that are the object of costing shall be accounted for separately.

For the purposes of allocating core-operations costs to objects of costing, the Organization uses the production-process method of costs accounting.

A production process is unambiguously defined operations (a sequence of acts or the aggregate of functions and tasks) not limited in time and having a recognizable result.

For the purposes of allocating costs to objects of costing, processes shall be subdivided into core production, non-core production, auxiliary production and combined processes.

Core production processes shall include *processes performed directly for the rendering of communication services.*

Auxiliary production processes shall include *processes necessary to carry out primary and combined production processes and related indirectly to the rendering of communication services.*

Combined production processes shall include *processes necessary to carry out core production processes but not related to the rendering of communication services.*

Costs allocation bases shall be *the actual physical indicators of the Organization's production operations, the makeup of these indicators being defined in the Methodological Instructions on Expenses Accounting.*

All costs related to core activities shall be indirect ones, i. e. ones not assigned directly but distributed among objects of costing and shall be accounted for as broken down by production processes.

Costs of core activities shall be reflected on accounts 30 Core production processes and 31 Auxiliary production processes.

Costs related to non-core activities shall be accounted for on accounts 23 Auxiliary production facilities, 29 Servicing production facilities and enterprises and 44 Selling expenses as broken down by activities.

The cost value of services rendered, works performed, goods produced shall be calculated in full, without singling out managerial and commercial expenses.

Costs of combined production processes shall be reflected on account 32 Combined production processes.

The costs accumulated on account 31 Auxiliary production processes shall be allocated to core production processes and combined ones to account 30 Core production processes and 32 Combined

production processes based on the data on allocation bases provided by production departments at the end of the reporting period.

The costs accumulated on account 30 Core production processes shall be allocated to account 20 Core production as broken down by costing objects (services) based on the data on allocation bases provided by production departments at the end of the reporting period and also to account 33 Costs of equipment operation as broken down by types of equipment of an equivalent digital network drawn up by engineering departments annually. Costs shall be allocated to equipment types in accordance with the estimated data of engineering departments on the share of equipment involved in core production processes.

The costs accumulated on account 33 Costs of equipment operation shall be allocated to account 20 Core production as broken down by costing objects (services) based on the data of engineering departments on the intensity and duration of use of each equipment type by a specific service, these data being calculated in the beginning of every year or upon material changes in the communication network topography.

For the purposes of calculating the cost value of services, works, products of non-core activities, the actual costs of services rendered, works completed and products transferred to the warehouse as accumulated on accounts 23 Auxiliary production facilities and 29 Servicing production facilities and enterprises shall be written off to account 43 Finished products (in case of turning out finished products), the corresponding production-process accounts (in case of services rendering or works performance for core activities) or account 90 Sales, subaccount 90-04 The cost value of sales for non-core activities (in case of services rendering, works performance for a third party). The debit balance of accounts 23 Auxiliary production facilities and 29 Servicing production facilities and enterprises reflects the cost value of work-in-process inventory.

The costs charged to account 32 of combined production processes Combined production processes shall be written off at the end of the reporting period to account 20 Core production in proportion to the amounts of the costs allocated to corresponding accounts.

Costs of rendering communication services as accumulated, broken down by the service type, on account 20 Core production shall be written off in full at the end of the reporting period to account 90 Sales, subaccount 90-02 Cost value of sales (for core activities) as broken down by objects of costing (by services).

The procedure for accounting for and the costing of the products (works, services) of non-core activities shall be determined by the Organization on its own, in accordance with the recommendations of industrial instructions regulating the said procedure in those industries that this type of non-core operations refers to.

The expenses of servicing production facilities and enterprises shall be allocated to the lines of their operations (sale, gratuitous transfer, rendering services to other subdivisions of the Organization) in proportion to direct expenses.

The cost of fixed assets of up to 10,000 rubles per unit, these fixed assets being written off as costs of production (selling expenses) shall, as they are issued to production, be recognized as tangible expenses.

2.7. The Procedure for Deferred Expenses Accounting

The following shall be included into deferred expenses that are recognized in the reporting period but cannot be included into the cost value of sold services, works, products of this reporting period, for instance:

- expenses related to the start-up of new production facilities or the assimilation of new product types before the facts of their sale emerge
- expenses on paying for deferred issuances
- license acquisition expenses
- property insurance expenses
- expenses related to the acquisition of software products and databases under purchase and sale contracts or exchange contracts, if these assets do not comply with the conditions stipulated for intangible assets
- expenses related to the early buyout of leased property

- other expenses.

Deferred expenses shall be written off on a straight-line basis using corresponding sources of coverage, over the period that these expenses refer to. Should it be impossible to specify the period within which the expense made is to be written off, the said period shall be determined by a special commission and shall be approved by the CEO of the organization (branch, structural subdivision).

For the purposes of drawing up statements, expenses related to the acquisition of software products and databases as well as expenses related to the early buyout of leased property shall be classified as other non-current assets.

2.8 The Procedure for Settlements Accounting

Settlements using non-monetary assets shall be reflected for accounting purposes separately, using account 76.15.

The organization shall convert long-term indebtedness (accounts receivable and payable) to short-term one when, under the terms of the contract, there are 365 days left before the date of debt repayment.

For the purposes of drawing up accounting statements, the advances of a capital character shall be classified as other non-current assets.

2.9. The Procedure for Accounting for Credits and Loans Received

The organization shall convert long-term indebtedness with regard to credit and loans received to short-term one (to the corresponding subaccount of account 66 Settlements with regard to short-term credits and loans) at the moment when, under the terms of the loan and (or) credit contract, there are 365 days left before the repayment of the principal debt amount.

If the organization receives a long-term loan under the contract whose terms stipulate that the loan amount shall be repaid from time to time, then, as there are 365 days left before the repayment of the next portion of the loan, it shall be converted to the short-term portion of long-term indebtedness, to the corresponding subaccount of account 66 Settlements with regard to short-term credits and loans.

In case of concluding an agreement for the renewal of a short-term loan contract or for the postponement of the repayment deadline of the short-term portion of indebtedness with regard to a long-term loan in such a way that there will be over 365 days left before the repayment deadline of the loan or its specified portion, the indebtedness amount with regard to the loan or its partial repayment shall be converted from short-term indebtedness to long-term one (to the corresponding subaccount of account 67 Settlements with regard to long-term credits and loans).

The interest earnings due to the lender shall be accrued on a straight-line basis (monthly) in accordance with the rate stipulated in the contract. If, in accordance with the terms of the contract, interest is paid on a day other than the last day of the month, one should add to indebtedness due to the creditor the amount of interest falling on the end of the month.

For loans received in the monetary form and raised by issuing the Organization's own bills of exchange, the amount of the discount due to the bill holder shall be assigned to deferred expenses and shall subsequently be written off as operational expenses monthly, in equal portions, over the term of bill circulation.

In this case, for bills with the at sight, but not earlier clause, the supposed term of bill circulation determined in accordance with bill laws (365 (366) days plus the term from the date the bill is drawn up to the minimum date that the bill is presented for payment) shall be used as the circulation term on whose basis the discount as of the end of the reporting period shall be determined.

For loans received in the monetary form and raised by issuing the Organization's bonds, in cases where the issued bonds are sold at a price different from their face value (with a discount), the amount of the discount shall be assigned to deferred expenses and shall subsequently be written off as operational expenses monthly, in equal portions, over the term of bonds circulation.

Additional costs related to obtaining loans and credits and to the placement of borrower liabilities shall be included into operational expenses in the reporting period in which the said costs were incurred.

2.10. The Procedure for Arranging Accounting for Intra-company Settlements and Information Transfer by Separate Subdivisions

For accounting for intracompany turnover, the Organization shall apply account 79 Intracompany

settlements.

All financial and economic operations performed among the Organization's subdivisions shall be made on the basis of notices (advices) via the superior management level. Operations among structural subdivisions shall be made via corresponding regional branches. Operations among regional branches shall be made via the Management Office of the Organization.

2.11. The Procedure for Establishing and Using Special-Purpose Funds

The Organization shall establish no funds using the retained profit of the reporting year, excluding the funds whose establishment is provided for by the Organization's constituent documents.

The procedure for establishing and using the said funds shall be determined based on a resolution of the general meeting of the Organization's stockholders with due regard to the Law On Joint Stock Companies.

2.12. The Procedure for Reserves Establishment and Use

The Organization shall establish the following types of reserves:

- a reserve for financial investments depreciation (as of the end of the reporting year)
- reserves for bad debts (quarterly)
- a reserve for a decrease in the value of tangible assets (as of the end of the reporting year)
- a reserve for future expenses on remuneration payment based on year-end results to members of the board of directors, the management board, the auditing commission (as of the end of the reporting year).

The reserve for bad debts shall be established quarterly, before accounting statements with regard to bad debts are drawn up.

The reserve for bad debts shall be established based on the results of accounts receivable inventory, and in this case the debts receivable not repaid within the time-limits stipulated by the contract and not secured with a pledge, suretyship, a banking guarantee shall be recognized as a bad debt.

Due to the fact that the individual analysis of each bad debt with regard to communication services at communication enterprises is impossible due to a large number of subscribers, the reserve shall be established for all the debts that failed to be repaid, the payment of which debts is, as of the date the reserve is established, 90 and more days overdue, and the reserve size shall be 100 per cent of the debt amount. No reserve shall be established for the debts whose payment is less than 90 days late.

2.13. The Procedure for State Assistance Accounting

Budget funds (subventions, subsidies) shall, for the accounting purposes, be recognized upon the actual receipt of money and non-monetary resources.

2.14. The Procedure for Financial Investments Accounting

Financial investments shall, for bookkeeping purposes, be classified by the investment type and by the investment term.

In selling or other disposal, including redemption, of securities the emissive securities to be disposed of shall be valuated under the FIFO method, and non-emissive ones to be disposed of shall be valuated based on the actual cost of each security.

Based on their term, financial investments shall be subdivided into:

long-term ones: investments made in order to make earnings from them for over 12 months after the reporting date, if their maturity is more than 12 months after the reporting date

***short-term ones*:**

investments made without the intention to make earnings from them for over 12 months

investments whose maturity is no more than 12 months after the reporting date

securities acquired for resale, regardless of their maturity.

Long-term financial investments shall be converted to short-term ones:

- as a consequence of a change in intentions to make earnings from them for over 12 months after the reporting date
- if the time to their maturity became no more than 12 months after the reporting date.

The short-term financial investments whose maturity is more than 12 months after the reporting date shall be converted to long-term ones (to the corresponding subaccount) in case of a change in the original intention to make earnings from them for no more than 12 months after the reporting date.

The term of investments shall be assessed by the subdivision (person) appointed by an order of the CEO of the Organization and shall be recorded in the document to be transferred to the bookkeeping department and executed in the form stipulated by the Organization.

The original cost of financial investments acquired for a charge shall be generated in the amount of the actual costs related to acquiring them.

The original cost of the financial investments acquired under the contracts that provide for payment in rubles in the amount equivalent to an amount in a foreign currency (conventional monetary units) shall be generated with due regard to amount differences arising before the assets were accepted as financial investments.

For debt securities, the difference between the amount of the actual costs of acquiring a security and its face value shall not be assigned to financial results.

The cost of the financial investments whose current market value may be determined under the established procedure shall be adjusted as of the end of the reporting year.

2.15 The Procedure for Accounting for Research and Development Expenses

For the purposes of drawing up accounting statements, completed research and development that produced results not subject to legal protection under the applicable laws or subject to legal protection but not documented under the procedure established by laws shall be recognized as other non-current assets.

Research and development expenses shall be written off under the straight-line method as expenses on core activities as of the 1st day of the month following the one in which the obtained results actually started to be applied in product manufacture, services rendering or for managerial needs.

Research and development expenses shall be written off under the straight-line method for 3 years.

Annex 2 THE LIST OF METHODOLOGICAL INSTRUCTIONS

1. The Regulation on the Procedure for Taking an Inventory of Assets and Liabilities and on Measures Aimed to Ensure the Safe Keeping of Assets
2. The Regulation on the Principles of Arranging Accounting
3. The Regulation on the Document Workflow System
4. Methodological Instructions on Fixed Asset Accounting
5. Methodological Instructions on Intangible Asset Accounting
6. Methodological Instructions on Capital Construction Accounting
7. Methodological Instructions on Financial Investment Accounting
8. Methodological Instructions on Inventory Accounting
9. Methodological Instructions on Expenses Accounting
10. Methodological Instructions on Money and Financial Document Accounting
11. Methodological Instructions on Earnings Accounting
12. Methodological Instructions on Accounting for Trade Receivable
13. Methodological Instructions on Accounting for Trade Payable
14. Methodological Instructions on Accounting for Settlements with Other Debtors and Creditors
15. Methodological Instructions on Accounting for Credits and Loans
16. Methodological Instructions on Accounting for Settlements with the Staff
17. Methodological Instructions on Accounting for Equity
18. Methodological Instructions on Accounting for Targeted Financing
19. Methodological Instructions on Reserve Generation
20. Methodological Instructions on Accounting for Intracompany Settlements
21. Methodological Instructions on the Procedure for Generating the Organization's Accounting Statements
22. Methodological Instructions on Generating Information about Settlements with Regard to the Profit Tax in OJSC CenterTelecom

REGULATION
THE ACCOUNTING POLICY FOR TAXATION PURPOSES OF OPEN JOINT STOCK CENTRAL TELECOMMUNICATIONS COMPANY FOR THE YEAR 2005

Moscow
2004

1. General Provisions

This Regulation on the accounting policy of the Open Joint Stock Central Telecommunications Company (hereinafter the Organization) for taxation purposes is developed in accordance with the requirements of the tax laws of the RF.

In this Regulation the accounting policy of the Organization for taxation purposes shall be understood to mean the aggregate of rules for organizing and technologies of implementing tax accounting methods as selected by the Organization with the purpose of generating complete and reliable information on the accounting procedure, for taxation purposes, for the economic operations carried out within the reporting (tax) period as well as of providing internal and external users with information for control over the correctness, completeness and timeliness of taxes calculation and payment.

In cases where the RF system for regulatory control over tax accounting does not stipulate the tax accounting method for a specific issue, the Organization, in generating the accounting policy, developed a corresponding accounting method based on the applicable tax laws.

The accounting policy of the Organization for taxation purposes, being the basis of the tax accounting system, aims to ensure:

- the fulfillment of such fundamental accounting principles as completeness, accuracy, timeliness, consistency, rationality, continuity and consistency
- the observance of requirements to tax accounting statements as imposed by tax laws
- the commonality of methods in organizing and effecting tax accounting in the Organization in general and in its subdivisions[17]
- the prompt and flexible response of the tax accounting system to changes in the environment of financial and economic operations and taxation
- the correct, complete and timely tax calculation and payment.

This Regulation, alongside general mandatory requirements and rules, pays due regard to the specifics of the telecommunication Organization:

- the existence of internal documents regulating the accounting process from the perspective of industrial specifics
- the existence of a substantial number of subdivisions, in a number of cases situated far from the location of the Management of the Organization.

The following shall be included into tax accounting methods:

- the methods of contingencies grouping and evaluation, of redemption of assets value, of earnings and expenses recognition
- techniques of organizing the Document Workflow
- the internal control system
- methods of using accounting data and the system of journals
- other relevant accounting methods and techniques.

The tax accounting methods selected by the Organization in forming this Accounting Policy shall be approved by an Order of the Director General and shall be applied as of January 1, 2005.

The following subdivisions are established in the Organization:

- a branch (a regional branch, a RB) is a separate subdivision situated outside the Organization's place of business (the place of the legal entity's state registration) and performing the functions defined by the regulation on the branch, and vested with property accounted for in the separate balance sheet of the branch and the Organization's balance sheet
- the organization's separate subdivision is another subdivision that is separate territorially from the Organization and at whose place of business fixed workstations are equipped.

All the persons related to settling the issues regulated by the Accounting Policy for taxation purposes shall be governed by this Regulation in their activity, i. e.:

- the management of the Organization

[17] For the purposes of this document, the subdivisions of the Organization, unless specified otherwise, shall be understood to mean its regional branches and structural subdivisions.

- the heads of regional branches and structural subdivisions responsible for the organization and state of accounting in the subdivisions entrusted to them
- the employees of departments and sections who are responsible for the timely development, revision, communication of regulatory and reference information to executing subdivisions
- the employees of all departments and subdivisions who are responsible for the timely submission of source documents to the bookkeeping department and/or tax departments
- the employees of the bookkeeping (tax) department who are responsible for the timely and quality performance of all types of tax accounting works and the drawing up of tax statements.

The Accounting Policy for taxation purposes is formed for the year 2005 and shall not be modified except for the following cases:

- modifications in laws on taxes and charges
- modifications in the accounting methods applied.

Should the Organization start to perform new activities, it shall also define and include into the accounting policy, for taxation purposes, the principles and procedure of reflecting these activities for taxation purposes.

Modifications to be made in the text of the Regulation on the Accounting Policy of the Organization for taxation purposes shall be approved by the Director General of the Organization.

A resolution to make modifications in the accounting policy for taxation purposes, in case of a change in the accounting methods applied, shall be made as of the beginning of the new tax period, and in case of modifications in laws on taxes and charges, not earlier than as of the moment the modifications in the rules of the said laws take effect.

2. General Principles of Arranging and Effecting Tax Accounting

The following shall be the main objectives of organizing tax accounting:

- defining the general principles of the separation of the powers and responsibilities of tax and other accounting departments at each management level (vertically) and within each management level (horizontally)
- the establishment of a unified system of the Organization's regulatory documents to govern the operations of tax and other accounting departments in the Organization's tax accounting system.

Tax accounting shall be effected by the tax department at all of the Organization's management levels (in branches, representative offices and the structural subdivisions of branches). Tax departments shall be established in the form of sections (sectors), tax groups of bookkeeping departments and shall be subordinate to chief (senior) accountants.

The Director General and the Chief Accountant of the Organization, the CEO and the Accountant of the regional branch or structural subdivision shall be responsible for the organization and effecting of tax accounting.

In accordance with article 19 of the Tax Code of the RF, the Organization shall be the payer of taxes and charges. The Organization's subdivisions shall perform the duties of a taxpayer and tax agent in accordance with tax laws and regulatory documents of the Organization that govern tax accounting with regard to individual taxes.

Functions distribution with regard to tax accounting and the keeping of accounts, the calculation and payment of taxes and other mandatory payments among the management levels shall be defined by tax laws on specific taxes and by this Accounting Policy. The tax accounting procedure at each management level and the Document Workflow among the management levels may be defined by individual Methodological Instructions on Taxes Calculation and Payment.

Tax declarations shall be drawn up on the basis of synthetic tax journals. The synthetic tax journals shall be maintained in the form of declaration sheets on respective taxes, with additional itemization (explanation).

The makeup and forms of tax journals on the profit tax are given in Supplement 1 to this Regulation.

3. Arrangement of VAT Accounting

3.1 The Procedure for Maintaining VAT-Invoice Registers, Purchase and Sales Ledgers

The organization shall maintain a purchase ledger and a sales one, and registers of VAT invoices received and issued, using computing machinery. Not later than on the 20th day of the month following the reporting one, the purchase ledger shall be printed, its pages shall be numbered, bound and sealed.

The registers of the VAT invoices received and issued, purchase and sales ledgers shall be maintained electronically by regional branches and structural subdivisions in the form of sections of the consolidated registers of the VAT invoices received and issued, the consolidated purchase ledger and the consolidated sales one of the Organization.

A VAT invoice shall be drawn up using a computer but my also be filled in manually.

A VAT invoice, the purchase ledger and the sales one shall be signed by the Director General and the Chief Accountant of the Organization or other officials. The circle of the persons authorized to sign these documents shall be defined by an order regarding the Organization (branch, structural subdivision).

In rendering communication services, VAT invoices shall be issued at the same time with payment and settlement documents once a month, not later than on the fifth day of the month following the expired one.

In rendering communication services to individuals, no VAT invoices shall be issued. The Organization shall draw up a consolidated VAT invoice for the total amount of the services rendered to individuals over the reporting period.

VAT invoices for the services rendered (works performed, goods shipped) shall be issued to buyers by the management office, regional branches and structural subdivisions (in accordance with the approved structure of the Organization).

In the purchase ledger and the sales one, VAT invoices shall be numbered in the order of an increase in numbers. In this case, compound numbers with the subdivision's index shall be used. Numbers shall be allocated in accordance with separate subdivisions' codification developed by the Organization. The subdivision code shall be a constituent part of the number of the VAT invoice.

Sections of purchase and sales ledgers for the reporting period shall be submitted electronically by regional branches and structural subdivisions to the management office of the Organization so as to execute a consolidated purchase ledger and a consolidated sales one and draw up VAT declarations.

The second copies of the VAT invoices issued, the purchase ledger and the sales one shall be stored electronically. Where necessary, the above documents may be printed in full and executed under the established procedure.

3.2. Determination of the date of tax base identification for sales of goods, services, works

For the purposes of calculating the VAT, the Organization shall recognize the day of payment for goods shipped (works performed, services rendered) as the moment of tax base determination in selling (transfer of) goods (works, services).

3.3. The Procedure for Separate Accounting for Operations Not Subject to the VAT

The Organization shall account separately for taxable operations and non-taxable ones.

The amounts of the tax which are claimed by goods (works, services) sellers from the Organization shall be accepted for deduction or accounted for in the cost of these goods (works, services) in the proportion in which they are used for the production and (or) sales of the goods (works, services) the operations of whose sale are either subject or not subject to taxation (are tax-exempt). The said proportion shall be determined based on the share that the cost of the shipped goods (works, services) the operations of whose sale are subject to taxation (are tax-exempt) takes in the total cost of the goods (works, services) shipped over the tax period.

In the event that, over the reporting period, the share of aggregate expenses on the production of the goods (works, services) the operations of whose sale are non-taxable does not exceed 5 per cent of the total amount of aggregate production expenses, then no proportionate division of the amounts of the incoming VAT shall be made. In this case all the tax amounts claimed from the Organization by the sellers of the goods (works, services) used in production in the reporting period shall be deducted under the procedure established by laws.

3.4. The Procedure for Separate Accounting for Operations Subject to the Different Rates of the VAT

The Organization shall account separately for operations subject to different rates of the tax.

The tax amounts claimed by goods (works, services) sellers from the Organization and falling on the operations subject to the VAT shall be allocated to the operations taxable at the 0 % rate and to those taxable at the rate other than 0 %.

Such allocation shall be performed as follows:

Only those tax amounts claimed by goods (works, services) sellers from the Organization that fall on the acquired goods (works, services) used solely in performing the operations taxable at the 0 % rate shall be allocated to such operations.

The remaining amounts claimed by goods (works, services) sellers from the Organization shall be allocated to operations taxable at the rate other than 0 %.

3.5. Business Telecommunications

Business telecommunications, in accordance with the communication laws of the RF, may not be used for rendering communication services under the terms of a paid communication services contract, and, as a consequence, shall not be recognized as the object of VAT taxation. The procedure for the Organization's recognition of phone communications as business ones is given in section 4.1 of this Regulation.

4. Arrangement of Profit Tax Accounting

4.1. General Procedure for Earnings and Expenses Recognition

For the purposes of profit tax calculation, the Organization's earnings shall be recognized under the accrual method, i. e. in the reporting (tax) period in which they were made, regardless of the actual receipt of money, other property (works, services) and (or) property rights.

Earnings from the rent-out of the Organization's property shall be recognized as sales earnings.

Earnings from the provision, for use, of rights to the results of intellectual activity and to the means of individualization equivalent to these results (in particular, earnings from the provision, for use, of the rights arising out of patents for inventions, industrial designs and other types of intellectual property) shall be recognized as non-sale earnings.

For accounting for sales earnings for taxation purposes, the earnings grouping similar to that accepted for the purposes of accounting for earnings in bookkeeping (item 2.5 of the Accounting Policy on bookkeeping) shall be accepted.

With due regard to the specifics of providing communication services, the following moment of earnings recognition shall be established for individual activities:

- providing a local phone connection (talk) to fixed-communications subscribers in the urban area and the rural one – the last day of the month in which the services were rendered
- providing a local phone connection from a city payphone – the last day of the month in which the service was rendered
- providing an intercity (intra-area) phone connection, including using a payphone – the last day of the month in which the service was rendered
- providing an intercity (intra-area) phone connection in places of public use – the day when the service was provided
- providing an international phone connection, including using a payphone – the last day of the month in which the service was provided
- providing an international phone connection in places of public use – the day when the service was provided
- domestic and international telegrams transmission – the day when the service was provided

- using a subscriber radio terminal – the last day of the month in which the service was provided
- Internet services – the last day of the month in which the service was provided.

For non-sale earnings, the following moment of their recognition shall be established:

- for the non-sale earnings specified in item 4 of art. 271 of the Tax Code of the RF – in accordance with the procedure stipulated by this norm
- for the property identified as a result of inventory-taking – the date when inventory results are documented.

For individual expenses related to production and sale, the following moment of their recognition shall be established:

Depreciation shall be recognized as an expense monthly, based on the depreciation charge amount calculated in accordance with the procedure stipulated by articles 259 and 322 of the Tax Code of the RF and, where not governed by the Tax Code of the RF, by the provisions of this Policy.

Expenses on the business communications provided in accordance with article 50 of Law of the RF dated 07 July 2003 No. 126-FZ On Communications and under the procedure defined by the Communication Ministry of the RF shall be recognized as expenses for taxation purposes in the reporting (tax) period in which they were incurred.

The following, in particular, shall be recognized as business communications:

– the use of communication operators' networks for the transmission, over this operator's network, of signaling information, including information related to making a connection, and communications established between two operators via trunk lines

- communications established between communication services operators and/or users for calling a subscriber

- the transmission of alert messages and so on.

An order of the CEO of the branch (structural subdivision) who approves the list of the persons (employee categories) authorized to use telecommunications for business purposes and the phone numbers to/from that such communications may be established shall be the document confirming the business character of telecommunications.

The following conditions shall be complied with for business communications to be recognized as an expense for taxation purposes:

the communications shall be used for the purposes of operational-technical and administrative management of communication networks

the communications shall be established by the Organization's employees using the specified number of the Organization

the business communications shall be provided under the procedure defined by the federal executive communication authority.

Expenses in the form of lease payments shall be recognized as of the settlement date in accordance with the terms of the contracts concluded.

The following shall be recognized as direct expenses on core activities:

- material costs of acquiring the raw stuff and (or) materials that are used in core activities and (or) form their basis or are a necessary component in performing them
- expenses on paying labor compensation to the staff involved in core activities as well as the amounts of the consolidated social tax accrued on the said amounts of labor compensation expenses. The amounts of insurance contributions to the Pension Fund of the RF shall not be direct expenses. The employees involved in the core production processes shall be recognized as the staff involved in core activities
- the amounts of depreciation charge for the fixed assets used in performing core activities.

All the other expenses related to core activities, excluding non-sale expenses, shall be recognized as indirect ones.

Neither work-in-process inventory, nor the inventory of finished products at the warehouse, nor those that were shipped but were not sold in the reporting (tax) period shall be generated for core activities.

Direct expenses on non-core activities shall be determined under the procedure provided for by article 318 of the Tax Code of the RF. For individual non-core activities, the generation of work-in-process inventory and the availability of finished products at the warehouse and of those shipped but not sold in the reporting (tax) period shall be possible. For such activities, the direct expenses made in the reporting (tax) period shall be allocated to work-in-process inventory, of finished products at the warehouse and of those shipped but not sold in the reporting (tax) period.

The date when the expenses are made shall be determined under the procedure established by article 272 of the Tax Code of the RF.

4.2. Accounting for Depreciable Property and Related Operations

4.2.1. Generation of the Depreciable Property Cost

The cost of depreciable property shall be generated in accordance with article 257 of the Tax Code of the RF.

The list of the expenses that do not generate the original cost of depreciable property is defined in Supplement 1 to this Regulation.

4.2.2. Depreciation Charge

Depreciation for all the objects of depreciable property shall be made under the straight-line method. The selected method of depreciation charging may not be altered for the entire period that depreciation is charged for an object of depreciable property.

The useful life of intangible assets shall be approved by the CEO of the Organization based on the opinion of functional departments, under the procedure provided for by tax laws.

The classification of the fixed assets included into depreciation groups is established in the Unified Classification of Fixed Assets of OJSC CenterTelecom, as approved by an Order of the Director General of OJSC CenterTelecom.

For fixed assets not specified in depreciation groups, useful lives shall be established in accordance with the specifications or recommendations of the manufacturing organization in accordance with the opinion of functional services.

For the depreciable fixed assets being part of leased property that is included into a depreciation group, the Organization shall apply a special factor to the basic rate of depreciation, this factor not exceeding 3 and being established in accordance with the lease contract.

With regard to the depreciable fixed assets used for working in an aggressive environment and (or) with an increased number of shifts, the Organization shall apply a special factor to the basic depreciation rate, this factor not exceeding 2. The list of such fixed assets shall be established by an order of the CEO of the Organization based on the opinion of functional services.

For cars and passenger minibuses having an original cost of over 300 th. rubles and 400 th. rubles, respectively, the basic depreciation rate shall be applied with a special factor of 0.5.

No application of reduction depreciation factors for other fixed-asset objects is provided for.

For the used fixed-asset objects that have been acquired, the depreciation rate shall be determined based on the useful life reduced by the number of months for which this property was operated by its previous owner. If the term of operation by the previous owner exceeds the useful life of this fixed asset, then the remaining useful life shall be determined with due regard to the requirements of safety rules and on other factors.

If the fixed asset consists of objects that have different depreciation periods, then the Organization shall calculate depreciation charges separately for each constituent part, based on these different periods.

4.2.3. Upgrading, Reconstruction and Technical Re-equipment of Depreciable Fixed Assets

An increase in or no change in the useful life of a fixed asset that was reconstructed or upgraded shall be made with due regard to the approved plans of its replacement, requirements of safety rules and other factors, shall be confirmed by functional departments and approved by the CEO of the Organization.

With regard to each fixed-asset object that was reconstructed, upgraded or technically re-equipped, the amount of monthly depreciation shall be determined as the residual value of the fixed asset after the said works are performed multiplied by the depreciation rate that is calculated for this object under the following formula:

$$K' = (1/n') \times 100\ \%,$$

where K' is the depreciation rate as a percentage of the residual value of the object of depreciable property

n' is the remaining useful life of this object of depreciable property expressed in months.

For reconstructed or upgraded fixed assets whose residual value equals zero (the object is depreciated in full), if, this in case, the maximum useful life within the depreciation group was established for this fixed asset, then an increase in the useful life shall be determined by the Company based on the technical performance (including with due regard to occupational safety requirements and other factors) of the object reconstructed (upgraded).

4.3. *The Procedure for Valuating Individual Types of Property to Be Written Off (Sold)*

For the purposes of calculating the profit tax, in determining the amount of material expenses in writing off the raw stuff and materials used in goods production (manufacture) (works performance, services rendering), the average cost method shall be applied.

In selling bought goods, their cost shall be assessed based on the average cost.

In selling securities and in other disposal of them, their cost shall be assessed under the FIFO method. Other securities shall be valuated when being disposed off, based on the cost of each unit.

4.4. *Reserves Generation for Taxation Purposes*

The Organization shall establish the following types of reserves recognized for taxation purposes:

for bad debts.

4.4.1. *The Reserve for Bad Debts*

For the purposes of establishing the reserve, accounts receivable shall be accounted for in the amounts claimed by the seller from the buyer, VAT-inclusive.

The results of taking an inventory of accounts receivable for the purposes of establishing the reserve for bad debts shall be documented as a report in the form as per Supplement No. 2 to this Regulation.

4.5. *The Procedure for Recognizing Interest on Borrower Liabilities as Expenses*

The maximum amount of interest, for taxation purposes, on borrower liabilities in rubles shall be accepted as being equal to the refinance rate of the Central Bank of the RF increased 1.1-fold, and for those in foreign currencies, as being equal to 15 %.

4.6. *Arranging Separate Accounting*

The Organization shall account separately for the operations taxable in accordance with the provisions of chapter 25 of the Tax Code of the RF The Profit Tax and for the operations subject to special tax treatments.

Within the activities subject to the profit tax, the Organization shall perform separate tax accounting for earnings and expenses, as well as for profit and loss, with regard to those activities with whose regard the provisions of chapter 25 of the Tax Code of the RF provide for the procedure for profit and loss accounting different from the general procedure, as well as in those cases where profit on individual operations is taxable at the rate other than 24 %, in particular:

- the earnings (expenses) received (made) under operations with securities circulating on the organized securities market
- the earnings (expenses) received (made) under operations with securities not circulating

on the organized securities market

- the earnings (expenses) received (made) under operations with state and municipal securities
- the earnings (expenses) received (made) by servicing production facilities and enterprises
- the earnings (expenses) received (made) in the case of obtaining targeted financing
- the earnings received in the form of dividends
- the earnings (expenses) received (made) in case of right-of-claim assignment (re-assignment)

the earnings (expenses) received (made) in case of the liquidation, sale and other disposal of depreciable property.

4.7. The Procedure for Paying the Tax

Based on the results of each reporting (tax) period, the Organization shall calculate the amount of advance payment based on the tax rate and the taxable profit calculated on an accrual basis from the beginning of the tax period to the end of the reporting (tax) period. Over the reporting period, the Organization shall calculate the amount of a monthly advance payment.

The profit share falling on separate subdivisions shall be determined as the arithmetic mean value of the share of the average number of employees on the payroll and of the share of the residual value of the depreciable property of this separate subdivision, respectively, in the average number of employees on the payroll and in the residual value of depreciable property for the Organization in general.

The average number of employees on the payroll shall be determined in accordance with the procedure approved by the State Committee for Statistics of the RF, i. e. by adding the average number of employees on the payroll for all the months of the reporting (tax) period and dividing the sum obtained by the number of the months of the reporting (tax) period.

LIST OF ANNEXES

Annex No. 1. The Concept of Building Profit Tax Accounting

Annex No. 2. The Form of an Accounts Receivable Inventory Report for the Purposes of Establishing the Bad Debts Reserve

Annex No. 4

Unified Form No. T-9

Approved by ruling of the State Statistics Committee of the RF

dated January 5, 2004 No. 1

		Code
	Form under OKUD	0301022
Central Telecommunication Company OJSC	under OKPO	01140111

Name of organization

Document number	Date
307/km	**August 1, 2005**

Order

(Direction)

to Dispatch an Employee to a Business Trip

The employee to be dispatched to a business trip:

	Employee code
Raisa P. Konstantinova	

Employee's full name

Management

structural subdivision

Chief Accountant

job title (specialty, profession)

Russia, Irkutsk, Sibirtelecom JSC

destination (country, city/town, organization)

for **6** calendar days

from **“07 ” August 2005** to **“12 ” August 2005**

with the purpose of **taking part in the methodological council of Svyazinvest**

The trip to be paid for using the funds of **OJSC CenterTelecom**

Chief Accountant's First Deputy, Director of the Department for Tax and Corporate Accounting and Reporting, L. V. BURIANOVA, shall be charged with the duties of Chief Accountant for the duration of her business trip.

Grounds
(document, number, date): **duty assignment No. 308 dated August 1, 2005**

General Director ____________________ R. A. Amaryan
personal signature — *full name*

This is to confirm that the employee has read the order (direction). ____________________ “ “ __________ 20 ___ года
personal signature